Filed Pursuant to Rule 424(b)(3)
Registration No. 333-167345

Prospectus

$875,000,000

Offer To Exchange

11.50% Senior Secured Notes due 2017, Registered under the Securities Act for

All Outstanding 11.50% Senior Secured Notes due 2017

of

The McClatchy Company

THE EXCHANGE OFFER WILL EXPIRE AT 5:00 PM

NEW YORK CITY TIME, ON AUGUST 30, 2010, UNLESS EXTENDED

TERMS OF THE EXCHANGE OFFER:

•

We are offering to exchange $875,000,000 aggregate principal amount of our registered 11.50% Senior Secured Notes due 2017, which we refer to as the exchange notes, for all of our original unregistered 11.50% Senior Secured Notes due 2017, which we refer to as the original notes, that were issued on February 11, 2010.

•

The terms of the exchange notes will be substantially identical to the original notes, except that the exchange notes will not be subject to transfer restrictions or registration rights relating to the original notes.

•

We are also offering to exchange the notes guarantees associated with the original notes, which we refer to as the original guarantees, for the notes guarantees associated with the exchange notes, which we refer to as the exchange guarantees.

•

The terms of the exchange guarantees will be substantially identical to the original guarantees, except that the exchange guarantees will not be subject to the transfer restrictions or registration rights relating to the original guarantees.

•	There is no existing market for the exchange notes to be issued, and we do not intend to apply for their listing on any securities exchange or arrange for them to be quoted on any quotation system.

•

We will exchange all original notes and related original guarantees that are validly tendered and not withdrawn prior to the expiration or termination of the exchange offer for an equal principal amount of exchange notes and related exchange guarantees.

See the section entitled “Description of Notes” that begins on page 47 for more information about the exchange notes and related exchange guarantees to be issued in this exchange offer.

If you do not exchange your original notes and related original guarantees for exchange notes and related exchange guarantees in the exchange offer, you will continue to be subject to the restrictions on transfer provided in the original notes and related original guarantees and indenture governing those notes. In general, you may not offer or sell your original notes and related original guarantees unless such offer or sale is registered under the federal securities laws or are sold in a transaction exempt from or not subject to the registration requirements of the federal securities laws and applicable state securities laws.

See the section entitled “Risk Factors” that begins on page 13 for a discussion of the risks that you should consider prior to tendering your original notes and related original guarantees in the exchange offer.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This prospectus is dated August 2, 2010.

Important notice about information presented in this prospectus

You should carefully read this prospectus. You should rely only on the information provided in this prospectus and the information incorporated by reference into this prospectus. We have not authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to exchange the original notes for exchange notes in any jurisdiction where the offer is not permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, and the information in the documents incorporated by reference into this prospectus is accurate only as of the date of those respective documents, regardless of the time of delivery of this prospectus.

This prospectus incorporates important business and financial information about us that is not included in or delivered with this document. This information is available without charge to holders upon written or oral request to The McClatchy Company, 2100 Q Street, Sacramento, California 95816, Attention: Investor Relations, Telephone: (916) 321-1846.

In order to obtain timely delivery of such documents, holders of original notes and related original guarantees must request this information no later than five business days prior to the expiration date of the exchange offer for the original notes and related guarantees.

i

Summary

This summary highlights selected information included elsewhere or incorporated by reference in this prospectus to help you understand The McClatchy Company and the terms of the notes and the notes guarantees. Because this is a summary, you should carefully read this prospectus, as well as the information incorporated by reference in this prospectus, to fully understand the terms of the notes and the notes guarantees and other considerations that may be important to you in making a decision about whether to participate in the exchange offer. Unless the context indicates or requires otherwise, the terms “McClatchy,” “our company,” “we,” “us,” and “our” as used in this prospectus refer to The McClatchy Company, or McClatchy, and its consolidated subsidiaries. The terms “notes guarantors” and “notes guarantees” have the meanings defined in the “Description of Notes.” Unless the context indicates or requires otherwise, references to the “original notes” and the “exchange notes” as used in this prospectus shall be deemed to include the original guarantees associated with such original notes or the exchange guarantees associated with the exchange notes, as the case may be. We use the term “notes” in this prospectus to collectively refer to the original notes and the exchange notes, and we use the term “notes guarantees” in this prospectus to collectively refer to the original guarantees and the exchange guarantees. References to “first priority security interest” and “second priority security interest” throughout this prospectus are meant to describe in general terms the priority of the security interests securing the senior secured credit facility and the notes, respectively, and are subject in each case to limitations as a result of permitted liens on the collateral that may have priority to such first priority and second priority security interests.

Company overview

We are a leading local media company that provides both print and online news and advertising services in premium growth markets. We have a century and a half of experience in mass and targeted media, with our origins in the California Gold Rush era of 1857. Originally incorporated in California as McClatchy Newspapers, Inc., our three original California newspapers—The Sacramento Bee, The Fresno Bee and The Modesto Bee—were the core of the company until 1979 when we began to diversify geographically outside of California by purchasing newspapers in the Northwest, the Carolinas and Minnesota.

On June 27, 2006, we acquired Knight-Ridder, Inc., which we refer to as the Acquisition. Of the 32 daily newspapers acquired in the Acquisition, we subsequently sold 12 of the daily newspapers, retaining 20 daily papers in strong markets that also have significant digital assets. On March 5, 2007, we sold the (Minneapolis) Star Tribune newspaper and other publications and websites related to the newspaper.

The McClatchy Company is the third largest newspaper publisher by circulation in the United States, with 30 daily newspapers, 43 non-dailies and direct marketing and direct mail operations located in 29 markets across the country. Our newspapers range from large dailies serving metropolitan areas to non-daily newspapers serving small communities. For the fiscal year 2009, we had an average paid daily circulation of 2,298,635 and Sunday circulation of 2,946,400. McClatchy also operates local websites in each of our markets which complement our newspapers and extend our audience reach. Average monthly unique visitors, a measurement of usage of our websites, totaled 34.5 million in fiscal 2009. McClatchy-owned newspapers include, among others, The Miami Herald, The Sacramento Bee, Fort Worth Star-Telegram, The Kansas City Star, The Charlotte Observer and The News & Observer (Raleigh).

McClatchy also owns a portfolio of premium digital assets. In addition to our local websites, which offer users information, comprehensive news, advertising, e-commerce and other services, McClatchy owns 14.4% of CareerBuilder, the nation’s largest online job site; 25.6% of Classified Ventures, a newspaper industry partnership that offers two of the nation’s premier classified websites: the auto website, Cars.com, and the rental website, Apartments.com; and 33.3% of HomeFinder, LLC which operates the real estate website HomeFinder.com.

The Refinancing

On February 11, 2010, concurrently with the closing of the offering of the original notes in the initial private placement, we amended and restated the credit agreement governing our revolving credit facility and term loan facility, or the Amended and Restated Credit Agreement, and used approximately $567.7 million of the proceeds of the offering of original notes to repay indebtedness under the credit agreement. In addition, concurrently with the offering of the original notes, we commenced (1) a tender offer, which we refer to as the 2011 Notes Tender Offer, for any and all of the approximately $166 million aggregate principal amount outstanding of our 7.125% Notes due June 1, 2011, which we refer to as the 2011 Notes, and (2) a tender offer, which we refer to as the 2014 Notes Tender Offer, and consent solicitation for any and all of the approximately $24 million aggregate principal amount outstanding of our 15.75% Senior Notes due 2014, which we refer to as the 2014 Notes. Upon expiration of the 2011 Notes Tender Offer we repurchased approximately $147.2 million aggregate principal amount of our 2011 Notes for $154.6 million in cash from the offering, and upon expiration of the 2014 Notes Tender Offer, we repurchased approximately $23.9 million aggregate principal amount of our 2014 Notes for $31.9 million in cash from the offering.

Our history

Originally incorporated in California as McClatchy Newspapers, Inc., we reincorporated in Delaware in 1987. Our principal executive offices are located at 2100 Q Street, Sacramento, California 95816, and our telephone number is (916) 321-1846. Our website address is www.mcclatchy.com. The contents of our website are not incorporated in, or otherwise to be regarded as part of, this prospectus.

The Exchange Offer

The Initial Offering of Original Notes	On February 11, 2010, we issued in a private placement $875.0 million aggregate principal amount of 11.50% Senior Notes due 2017. We refer to these notes as the original notes in this prospectus. The initial purchasers subsequently resold the original notes to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”) and to persons outside the United States pursuant to Regulation S.

Registration Rights Agreement	Pursuant to the registration rights agreement among McClatchy, the note guarantors from time to time party thereto and J.P. Morgan Securities, Inc., as representative of the initial purchasers, entered into in connection with the private placement of the original notes, McClatchy agreed to offer to exchange the original notes for up to $875.0 million aggregate principal amount of registered 11.50% Senior Notes due 2017 that are being offered hereby. We refer to the notes to be issued for the original notes in this exchange offer as the exchange notes. We have filed this registration statement to meet our obligations under the registration rights agreement. If McClatchy fails to satisfy these obligations under the registration rights agreement, it will pay special interest to holders of the original notes under specified circumstances. See “Exchange offer and registration rights agreement.”

The Exchange Offer

We are offering to exchange the exchange notes and related exchange guarantees, which have been registered under the Securities Act, for the same aggregate principal amount of the original notes and related original guarantees.

The original notes may be tendered only in denominations of $2,000 and integral multiples of $1,000 in excess of $2,000. We will exchange the applicable exchange notes for all original notes that are validly tendered and not withdrawn prior to the expiration of the exchange offer. We will cause the exchange to be effected promptly after the expiration date of the exchange offer.

The exchange notes will evidence the same debt as the original notes and will be issued under and entitled to the benefits of the same indenture that governs the original notes. Holders of the original notes do not have any appraisal or dissenter rights in connection with the exchange offer. Because we have registered the exchange notes, the exchange notes will not be subject to transfer restrictions, and holders of original notes that have tendered and had their original notes accepted in the exchange offer and thereafter receive the exchange notes will have no further registration rights nor the related special interest provisions.

If You Fail to Exchange Your Original Notes	If you do not exchange your original notes for exchange notes in the exchange offer, you will continue to be subject to the restrictions on transfer provided in the original notes and the indenture governing the original notes. In general, you may not offer or sell your original notes unless such offer or sale is registered under the federal securities laws or are sold in a transaction exempt from or not subject to the registration requirements of the federal securities laws and applicable state securities laws.

Procedures for Tendering Notes

If you wish to tender your original notes for exchange notes and you hold your original notes in book-entry form, you must request your participant of The Depository Trust Company, or DTC, to, on your behalf, instead of physically completing and signing the letter of transmittal and delivering the letter and your original notes to the exchange agent, electronically transmit an acceptance through DTC’s Automated Tender Offer Program, or ATOP. If your original notes are held in book-entry form and are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, we urge you to contact that person promptly if you wish to tender your original notes pursuant to this exchange offer.

If you wish to tender your original notes for exchange notes and you hold your original notes in certificated form, you must:

•   complete and sign the enclosed letter of transmittal by following the related instructions, and

•   send the letter of transmittal, as directed in the instructions, together with any other required documents, to the exchange agent either (1) with the original notes to be tendered, or (2) in compliance with the specified procedures for guaranteed delivery of the original notes.

Please do not send your letter of transmittal or certificates representing your original notes to us. Those documents should be sent only to the exchange agent. Questions regarding how to tender and requests for information should be directed to the exchange agent. See “The exchange offer—exchange agent.”

Resale of the Exchange Notes

Except as provided below, we believe that the exchange notes may be offered for resale, resold and otherwise transferred by you without compliance with the registration and prospectus delivery provisions of the Securities Act provided that:

•   the exchange notes are being acquired in the ordinary course of business,

•   you are not participating, do not intend to participate, and have no arrangement or understanding with any person to participate, in the distribution of the exchange notes issued to you in the exchange offer,

•   you are not an affiliate of McClatchy,

•   you are not a broker-dealer tendering original notes acquired directly from us for your account, and

•   you are not prohibited by law or any policy of the Securities and Exchange Commission, or the Commission, from participating in the exchange offer.

Our belief is based on interpretations by the staff of the Commission, as set forth in no-action letters issued to third parties that are not related to us. The Commission has not considered this exchange offer in the context of a no-action letter. We cannot assure you that the Commission would make similar determinations with respect to this exchange offer. If any of these conditions are not satisfied, or if our belief is not accurate, and you transfer any exchange notes issued to you in the exchange offer without delivering a resale prospectus meeting the requirements of the Securities Act or without an exemption from registration of your exchange notes from those requirements, you may incur liability under the Securities Act. We will not assume, nor will we indemnify you against, any such liability.

Each broker-dealer that receives exchange notes for its own account in exchange for original notes, where the original notes were acquired by such broker-dealer as a result of market-making or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. See “Plan of distribution.”

Record Date	We mailed this prospectus and the related offer documents to the registered holders of the original notes on August 2, 2010.

Expiration Date	The exchange offer will expire at 5:00 p.m., New York City time, on August 30, 2010, unless we decide to extend the expiration date.

Conditions to the Exchange Offer	The exchange offer is subject to customary conditions. This exchange offer is not conditioned upon any minimum principal amount of the original notes being tendered.

Exchange Agent	The Bank of New York Mellon Trust Company, N.A., is serving as exchange agent for the exchange offer.

Withdrawal Rights	You may withdraw the tender of your original notes at any time before 5:00 p.m., New York City time, on the expiration date of the exchange offer. You must follow the withdrawal procedures as described under the heading “The exchange offer—withdrawal of tenders.”

Federal Income Tax Considerations	The exchange of original notes for the exchange notes in the exchange offer will not be a taxable event for U.S. federal income tax purposes.

Use of Proceeds	We will not receive any proceeds from the issuance of the exchange notes for the original notes pursuant to the exchange offer. We will pay all of our expenses incident to the exchange offer.

The Exchange Notes

The form and terms of the exchange notes are the same as the form and terms of the original notes, except that the exchange notes will be registered under the Securities Act. As a result, the exchange notes will not bear legends restricting their transfer and will not have the benefit of the registration rights and special interest provisions contained in the original notes. The exchange notes represent the same debt as the original notes for which they are being exchanged. Both the original notes and the exchange notes are governed by the same indenture.

Issuer	The McClatchy Company, a Delaware corporation.

Securities offered	$875.0 million aggregate principal amount of 11.50% Senior Secured Notes due 2017.

Maturity	February 15, 2017.

Interest	Interest on the notes will be payable in cash and will accrue at a rate of 11.50% per annum.

Interest payment dates	February 15 and August 15 of each year, beginning August 15, 2010. Interest will accrue from February 11, 2010.

Security	The notes and the guarantees are secured by a first-priority lien, pari passu to the liens granted under our Amended and Restated Credit Agreement (excluding any cash collateral for letters of credit) and subject to permitted liens, on certain of our and the guarantors’ assets, which (x) include intangible assets, inventory, receivables and certain minority investments, but (y) exclude land, buildings, machinery and equipment, which we refer to as PP&E, and any leasehold interests and improvements with respect to such PP&E which would be reflected on our consolidated balance sheet, shares of stock of any of our subsidiaries and any indebtedness owed to such grantor by our subsidiaries. See “Description of notes—Security.”

Ranking	The notes and the guarantees are our and the guarantors’ senior secured obligations and:

• rank senior in right of payment to any of our and the guarantors’ existing and future subordinated indebtedness;

• rank equally in right of payment with all of our and the guarantors’ existing and future senior indebtedness, including amounts outstanding under our Amended and Restated Credit Agreement;

• rank effectively senior in right of payment to any of our and the guarantors’ unsecured indebtedness to the extent of the value of the collateral for the notes and the guarantees;

•   are secured, subject to permitted liens, on a first-priority basis, equally and ratably with all obligations under any of our indebtedness and the guarantors secured by a first-priority lien on our and the guarantors assets that secure the notes (including obligations under our Amended and Restated Credit Agreement); and

• are structurally subordinated in right of payment to all existing and future indebtedness and other liabilities of our non-guarantor subsidiaries.

As of March 28, 2010:

• we and the guarantors had approximately $1.9 billion of total indebtedness;

•   we and the guarantors had approximately $1.0 billion of total secured indebtedness (including the notes but excluding approximately $238.2 million of revolving availability under the Amended and Restated Credit Agreement) and $53.1 million of undrawn letters of credit outstanding under the Amended and Restated Credit Agreement (which reduces our availability under the Amended and Restated Credit Agreement);

•   we and the guarantors had approximately $900 million of existing indebtedness that was effectively subordinated to the notes and the guarantees to the extent of the value of the collateral for the notes and the guarantees; and

• our non-guarantor subsidiaries had approximately $0.8 million of indebtedness and no other liabilities (excluding intercompany balances).

Guarantees	The notes are unconditionally guaranteed on a senior secured basis by each of McClatchy’s domestic subsidiary that guarantees the indebtedness under the Amended and Restated Credit Agreement.

Optional redemption	We may redeem some or all of the notes at any time on or after February 15, 2013 at the redemption prices set forth in this prospectus. We may also redeem up to 35% of the aggregate principal amount of the notes using the proceeds of certain equity offerings completed before February 15, 2013 at the redemption price set forth in this prospectus. Prior to February 15, 2013, we may also redeem some or all of the notes at a redemption price equal to 100% of the principal amount thereof plus accrued and unpaid interest to but excluding the redemption date and a “make-whole” premium. See “Description of notes—Optional redemption.”

Change of control; and asset sales	If we experience specific kinds of changes of control and unless we have previously exercised our right to redeem all of the outstanding notes as described under “Description of notes—Optional redemption,” we will be required to make an offer to purchase the notes at a purchase price of 101% of the principal amount thereof, plus accrued but unpaid interest to, but excluding, the purchase date. See “Description of notes—Change of control.”

If we or our restricted subsidiaries sell assets under certain circumstances, we will be required to make an offer to purchase the notes at their face amount, plus accrued and unpaid interest to, but excluding, the purchase date. See “Description of notes—Certain covenants—Limitation on asset sales.”

Certain covenants	The indenture governing the notes restricts our ability and the ability of our restricted subsidiaries to, among other things:

• incur certain additional indebtedness and issue preferred stock;

• make certain distributions, investments and other restricted payments;

• sell assets;

• agree to any restrictions on the ability of restricted subsidiaries to make payments to us;

• create liens;

• merge, consolidate or sell substantially all of our and our subsidiaries assets, taken as a whole; and

• enter into certain transactions with affiliates.

These covenants are subject to important exceptions and qualifications and certain of these covenants will not be applicable during any period of time when the notes have an investment grade rating. See “Description of notes.”

Exchange offer; registration rights	Under a registration rights agreement with the initial purchasers, we have agreed to use our commercially reasonable efforts to cause to become effective a registration statement with respect to an offer to exchange the notes for the exchange notes. If we are not able to effect the exchange offer, we will instead use our reasonable efforts to file and cause to become effective a shelf registration statement relating to resales of the notes. We will be obligated to pay additional interest on the notes if we do not complete the exchange offer within 210 days after the issue date of the original notes or, if required, the shelf registration statement is not effective within a time period after the obligation to file it arises under the registration rights agreement. We have filed this registration statement to meet our obligations under the registration rights agreement. See “Exchange offer and registration rights agreement.”

Summary historical consolidated financial information and other data

The following table presents summary historical consolidated financial information and other data of McClatchy and its subsidiaries as of and for the years ended December 30, 2007, December 28, 2008 and December 27, 2009 and the three months ended March 29, 2009 and March 28, 2010. The consolidated financial information and other data for the years ended December 30, 2007, December 28, 2008 and December 27, 2009 have been derived from our audited consolidated financial statements, and the unaudited consolidated financial and other data for the three months ended March 29, 2009 and March 28, 2010 have been derived from our unaudited consolidated financial statements. You should read this data in conjunction with the section of our Annual Report on Form 10-K for the fiscal year ended December 27, 2009 and our Quarterly Report on Form 10-Q for the fiscal quarter March 28, 2010 entitled “Management’s discussion and analysis of financial condition and results of operations” and our consolidated financial statements and related notes provided elsewhere in this prospectus.

	Year ended			Three Months ended
Summary consolidated income statement and other data (in thousands)	December 30, 2007	December 28, 2008	December 27, 2009	March 29, 2009	March 28, 2010
Revenues—net
Advertising	$1,911,722	$1,568,766	$1,143,129	$284,689	$252,921
Circulation	275,658	265,584	278,256	68,480	69,686
Other	72,983	66,106	50,199	12,456	12,985

	2,260,363	1,900,456	1,471,584	365,625	335,565
Operating expenses
Compensation	911,964	822,771	582,241	183,308	137,636
Newsprint and Supplements	277,634	252,599	167,164	54,376	32,312
Depreciation and amortization	148,559	142,948	142,889	34,377	31,818
Other operating expenses	496,112	460,973	380,778	104,426	87,208
Goodwill and masthead impairment	2,992,046	59,563	—	—	—

	4,826,315	1,738,854	1,273,072	376,487	288,974
Operating income (loss)	(2,565,952)	161,602	198,512	(10,862)	46,591
Non-operating (expenses) income
Interest expense	(197,997)	(157,385)	(127,276)	(33,921)	(40,767)
Interest income	243	1,429	47	31	27
Equity income (loss) in unconsolidated companies—net	(36,899)	(14,021)	2,130	(3,130)	(954)
Write-down of investments and land held for sale	(84,568)	(26,462)	(28,322)	—	—
Gain on sale of SP Newsprint Company	—	34,417	208	—	—
Gain (loss) on extinguishment of debt	—	21,026	44,117	—	(7,492)
Gain on non-operating items and other—net	1,982	1,479	(5)	(101)	9

	(317,239)	(139,517)	(109,101)	(37,121)	(49,177)
Income (loss) from continuing operations before income taxes	(2,883,191)	22,085	89,411	(47,983)	(2,586)
Income tax provision (benefit)	(156,582)	19,278	29,147	(10,259)	(628)

Income (loss) from continuing operations	(2,726,609)	2,807	60,264	(37,724)	(1,958)
Income (loss) from discontinued operations, net of income taxes	(9,404)	(6,758)	(6,174)	209	4,161

Net income (loss)	$(2,736,013)	$(3,951)	$54,090	$(37,515)	$2,203

	As of
Summary consolidated balance sheet data (in thousands)	December 30, 2007	December 28, 2008	December 27, 2009	March 29, 2009	March 28, 2010
Total assets	$4,137,919	$3,522,206	$3,302,899	$3,438,270	$3,242,554
Long-term debt	2,471,827	2,037,776	1,896,436	2,053,947	1,827,485
Total non-current liabilities	3,322,863	3,122,186	2,869,500	3,113,334	2,818,297
Stockholders’ equity	425,540	52,429	170,189	34,123	173,511

Ratio of earnings to fixed charges

Fiscal Year Ended					Fiscal Quarter Ended
December 25, 2005	December 31, 2006	December 30, 2007	December 28, 2008	December 27, 2009	March 29, 2009	March 28, 2010
27.81	3.68	—	1.43	1.73	—	1.09

The ratio of earnings to fixed charges was computed by dividing earnings by fixed charges. For purposes of calculating the ratios, “earnings” consists of income before income taxes plus fixed charges less capitalized interest, and “fixed charges” consists of interest expensed and capitalized, amortization of debt issuance costs and the portion of rental expense representative of interest expense. Earnings were inadequate to cover fixed charges by $2.6 billion for the year ended December 30, 2007, as a result of non-cash impairment charges of $3.0 billion, and by $9.5 million in the quarter ended March 29, 2009 due to a loss from continuing operations.

Risk factors

Prospective participants in the exchange offer should carefully consider all of the information contained in this prospectus, including the risks and uncertainties described below. Except with respect to the risk factors associated with the exchange offer, the risk factors set forth below are generally applicable to the original notes as well as the exchange notes.

Risks related to the exchange offer

If you fail to follow the exchange offer procedures, your notes will not be accepted for exchange.

We will not accept your notes for exchange if you do not follow the exchange offer procedures. We will issue exchange notes as part of this exchange offer only after timely receipt of your original notes, a properly completed and duly executed letter of transmittal and all other required documents or if you comply with the guaranteed delivery procedures for tendering your notes. Therefore, if you want to tender your original notes, please allow sufficient time to ensure timely delivery. If we do not receive your original notes, letter of transmittal and all other required documents by the expiration date of the exchange offer, or you do not otherwise comply with the guaranteed delivery procedures for tendering your notes, we will not accept your original notes for exchange. We are under no duty to give notification of defects or irregularities with respect to the tenders of original notes for exchange. If there are defects or irregularities with respect to your tender of original notes, we will not accept your original notes for exchange unless we decide in our sole discretion to waive such defects or irregularities.

If you fail to exchange your original notes for exchange notes, they will continue to be subject to the existing transfer restrictions and you may not be able to sell them.

We did not register the original notes, nor do we intend to do so following this exchange offer. Original notes that are not tendered will therefore continue to be subject to the existing transfer restrictions and may be transferred only in limited circumstances under the securities laws, and such restrictions may adversely affect the trading price of the original notes. As a result, if you hold original notes after the exchange offer, you may not be able to sell them. To the extent any original notes are tendered and accepted in the exchange offer, the trading market, if any, for the original notes that remain outstanding after the exchange offer may be adversely affected due to a reduction in market liquidity.

Risks related to the notes

We may not be able to generate sufficient cash to service our debt obligations, including our obligations under the notes.

Our and our subsidiaries’ ability to make payments on and to refinance our indebtedness, including the notes, will depend on our consolidated financial and operating performance, which is subject to prevailing economic and competitive conditions and to certain financial, business and other factors beyond our control. We and our subsidiaries may be unable to maintain a level of cash flows from operating activities sufficient to permit us to pay the principal, premium, if any, and interest on our indebtedness, including the notes.

If our and our subsidiaries’ cash flows and capital resources are insufficient to fund our debt service obligations, we may be forced to reduce or delay investments and capital expenditures, or to sell assets, seek additional capital or restructure or refinance our indebtedness, including the notes. These alternative measures may not be successful and may not permit us to meet our scheduled debt service obligations. We cannot assure you that we or the guarantors would be able to implement any of these alternatives on satisfactory terms or at all. In the absence of such operating results and resources, we could face substantial liquidity problems and might be required to dispose of material assets or operations to meet our debt service and other obligations. The indenture governing the notes will restrict our and our subsidiaries’

ability to, among other things, dispose of assets, use the proceeds from any disposition of assets and to refinance indebtedness. We may not be able to consummate those dispositions or to obtain the proceeds that we could realize from them, and these proceeds may not be adequate to meet any debt service obligations then due.

If we are unable to service our debt obligations from cash flows, we may need to refinance all or a portion of our debt obligations prior to maturity. Our ability to refinance or restructure our debt will depend upon the condition of the capital markets and our financial condition at such time. Any refinancing of our debt could be at higher interest rates and may require us to comply with more onerous covenants, which could further restrict our business operations. We may not be able to refinance any of our indebtedness on commercially reasonable terms or at all.

We have a substantial amount of indebtedness which could adversely affect our financial position and prevent us from fulfilling our obligations under the notes.

We have a substantial amount of indebtedness. At March 28, 2010, we and the guarantors collectively had approximately:

•	$1.9 billion of total indebtedness;

•

$1.0 billion of total secured indebtedness (including the notes but excluding approximately $238.2 million of revolving availability under the Amended and Restated Credit Agreement) and $53.1 million of undrawn letters of credit outstanding under the Amended and Restated Credit Agreement (which reduces our availability under the Amended and Restated Credit Agreement);

•	$900 million of existing indebtedness that was effectively subordinated to the notes and the guarantees to the extent of the value of the collateral for the notes and the guarantees; and

In addition, at March 28, 2010, our non-guarantor subsidiaries had approximately $0.8 million of indebtedness and no other liabilities (excluding intercompany balances).

We may also incur significant additional indebtedness in the future. Our substantial indebtedness may:

•	make it more difficult for us to satisfy our obligations with respect to the notes;

•	increase our vulnerability to adverse changes in general economic, industry and competitive conditions;

•

require us to dedicate a substantial portion of our cash flow from operations to make payments on our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures and other general corporate purposes;

•	limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

•	restrict us from exploiting business opportunities;

•	make it more difficult to satisfy our financial obligations, including payments on the notes;

•	place us at a competitive disadvantage compared to our competitors that have less debt and lease obligations; and

•

limit our ability to borrow additional funds for working capital, capital expenditures, acquisitions, debt service requirements, execution of our business strategy or other general corporate purposes on satisfactory terms or at all.

Covenants in the indenture governing the notes and our other debt agreements or agreements we may enter into in the future will restrict our business in many ways.

The indenture governing the notes and the Amended and Restated Credit Agreement contain various covenants that limit, subject to certain exceptions, our ability and/or our restricted subsidiaries’ ability to, among other things:

•	incur or assume liens or additional debt or provide guarantees in respect of obligations of other persons;

•	issue redeemable stock and preferred stock;

•

pay dividends or make distributions on capital stock, repurchase, redeem or make payments on capital stock or prepay, repurchase, redeem, retire, defease, acquire or cancel any of the Company’s existing notes or debentures prior to the stated maturity thereof;

•	make loans, investments or acquisitions;

•	enter into agreements that restrict distributions from our subsidiaries;

•

create or permit restrictions on the ability of our subsidiaries to pay dividends or make other distributions to us or to guarantee our debt, limit our or any of our subsidiaries’ ability to create liens, or that require the grant of a lien to secure an obligation if a lien is granted to secure another obligation;

•	sell assets and capital stock of our subsidiaries;

•	enter into certain transactions with affiliates;

•	sell, transfer, license, lease or dispose of our or our subsidiaries’ assets; and

•	dissolve, liquidate, consolidate or merge with or into, or sell substantially all the assets of us and our subsidiaries, taken as a whole, to, another person.

The restrictions contained in the Amended and Restated Credit Agreement and the indenture governing the notes could adversely affect our ability to:

•	finance our operations;

•	make needed capital expenditures;

•	make strategic acquisitions or investments or enter into alliances;

•	withstand a future downturn in our business or the economy in general;

•	engage in business activities, including future opportunities, that may be in our interest; and

•	plan for or react to market conditions or otherwise execute our business strategies.

A breach of any of these covenants could result in a default under the Amended and Restated Credit Agreement or the indenture governing the notes. Further, additional indebtedness that we incur in the future may subject us to further covenants. Our failure to comply with these covenants could result in a default under the agreements governing the relevant indebtedness. If a default under the indenture, the Amended and Restated Credit Agreement or any such debt agreement is not cured or waived, the default could result in the acceleration of debt under our debt agreements, including the indenture, the Amended and Restated Credit Agreement or any such debt agreement that contain cross-acceleration or cross-default provisions, which could require us to repurchase or repay debt prior to the date it is otherwise due and that could adversely affect our financial condition.

Our ability to comply with covenants contained in the indenture, our Amended and Restated Credit Agreement or any other debt agreements to which we may become a party may be affected by events beyond our control, including prevailing economic, financial and industry conditions. Even if we are able to comply with all of the applicable covenants, the restrictions on our ability to manage our business in our sole discretion could adversely affect our business by, among other things, limiting our ability to take advantage of financings, mergers, acquisitions and other corporate opportunities that we believe would be beneficial to us. In addition, our obligations under the notes and the Amended and Restated Credit Agreement are secured, subject to Permitted Liens, on a first-priority basis, and such security interests could be enforced in the event of default by the collateral agent for the Amended and Restated Credit Agreement.

We will need to repay our existing obligations and meet other obligations and the failure to do so could adversely affect our business.

We may not be able to generate sufficient cash internally to repay all of our indebtedness at maturity. As of March 28, 2010, we had approximately $1.9 billion of total indebtedness outstanding.

Our ability to make payments on and to refinance our indebtedness, including the notes, and to fund working capital needs and planned capital expenditures will depend on our ability to generate cash in the future. This, to a certain extent, is subject to general economic, financial, competitive, business, legislative, regulatory and other factors that are beyond our control.

If our business does not generate sufficient cash flow from operations or if future borrowings are not available to us in an amount sufficient to enable us to pay our indebtedness, including the notes, or to fund our other liquidity needs, we may need to refinance all or a portion of our indebtedness, including the notes, on or before the maturity thereof, reduce or delay capital investments or seek to raise additional capital, any of which could have a material adverse effect on our operations. In addition, we may not be able to effect any of these actions, if necessary, on commercially reasonable terms or at all. Our ability to restructure or refinance our indebtedness, including the notes, will depend on the condition of the capital markets and our financial condition at such time. Any refinancing of our debt could be at higher interest rates and may require us to comply with more onerous covenants, which could further restrict our business operations. The terms of existing or future debt instruments, including the indenture governing the notes offered hereby, may limit or prevent us from taking any of these actions. In addition, any failure to make scheduled payments of interest and principal on our outstanding indebtedness would likely result in a reduction of our credit rating, which could harm our ability to incur additional indebtedness on commercially reasonable terms or at all. Our inability to generate sufficient cash flow to satisfy our debt service obligations, or to refinance or restructure our obligations on commercially reasonable terms or at all, would have an adverse effect, which could be material, on our business, financial condition and results of operations, as well as on our ability to satisfy our obligations in respect of the notes.

We have a substantial amount of indebtedness coming due before the maturity date of the notes. As of March 28, 2010, we had $131.0 million in outstanding term loans and $53.1 million in face amount of letters of credit under the Amended and Restated Credit Agreement. Pursuant to the Amended and Restated Credit Agreement, the entire principal amount of the term loans of the lenders that agreed to extend the maturity date of loans in connection with the Amended and Restated Credit Agreement, of $93.4 million would mature on July 1, 2013 and the entire amount of the term loans of the lenders that did not agree to extend the maturity date of loans in connection with the Amended and Restated Credit Agreement, or the non-extending lenders, of $37.6 million would mature on June 27, 2011. In addition, the revolving loan commitments of non-extending lenders, in the amount of $42.2 million would terminate on June 27, 2011, which is the expiration date of the revolving credit facility under the original loan agreement. The remaining revolving loan commitments under the Amended and Restated Credit Agreement, in the amount of $196.0 million would terminate on July 1, 2013. As of March 28, 2010, in addition to the debt described above, we also had approximately $168.9 million of notes with an interest rate of 4.625% due in 2014 and approximately $345.6 million of notes with an interest rate of 5.750% due in 2017. In addition, we will be required to repay at maturity $18.1 million of aggregate principal amount of the 2011 Notes and $375,000 aggregate principal amount of the 2014 Notes. In addition to the debt that will become due prior to the maturity of the notes being offered hereunder, we have approximately $89.2 million of debentures with an interest rate of 7.150% due in 2027 and approximately $276.2 million of debentures with an interest rate of 6.875% due in 2029.

However, you should not assume that we will be able to refinance existing obligations or raise any required additional capital or to do so on favorable terms. Borrowing costs related to future capital raising activities may be significantly higher than our current borrowing costs, and we may not be able to raise additional capital on favorable terms, or at all, if unsettled conditions in financial markets continue to exist. We may be forced to cancel or scale back our business activities, and we may be unable to refinance our debt.

If we default on our obligations to pay our indebtedness, we or our subsidiaries may not be able to make payments on the notes.

Any default under the agreements governing our indebtedness, and the remedies sought by the holders of such indebtedness, could prevent us or our subsidiaries from paying principal, premium, if any, and interest on the notes and substantially decrease the market value of the notes. If we and our subsidiaries are unable to generate sufficient cash flow and are otherwise unable to obtain funds necessary to meet required payments of principal, premium, if any, and interest on our indebtedness, or if we or our subsidiaries otherwise fail to comply with the various covenants, including financial and operating covenants, in the instruments governing our indebtedness (including covenants in the indenture governing the notes offered hereby), we could be in default under the terms of the agreements governing such indebtedness, including the indenture governing the notes offered hereby. In the event of such default, the holders of such indebtedness could elect to declare all the funds borrowed thereunder to be due and payable, together with accrued and unpaid interest, and we could be forced into bankruptcy or liquidation.

Under the terms of the indenture governing the notes we and our subsidiaries may be able to incur substantially more indebtedness.

We and our subsidiaries may be able to incur substantial additional indebtedness in the future including, as of March 28, 2010, the ability to draw up to approximately $185.1 million of additional revolving borrowings under the Amended and Restated Credit Agreement. The terms of the indenture limit, but do not prohibit, us and our subsidiaries from incurring additional indebtedness. If we or any of the guarantors incur any additional secured indebtedness that ranks equally with the notes and the guarantees, the holders of that indebtedness will be entitled to share ratably with the holders of the notes and the guarantees in any proceeds distributed in connection with any insolvency, liquidation, reorganization, dissolution or other winding-up of us. This may have the effect of reducing the amount of proceeds paid to you. If new indebtedness is added to our current debt levels, the related risks that we and our subsidiaries now face could intensify.

Claims of noteholders will be structurally subordinated to claims of creditors of our subsidiaries that do not guarantee the notes.

The notes will not be guaranteed by certain of our domestic subsidiaries or any non-U.S. subsidiaries that we may have in the future. Accordingly, claims of holders of the notes will be structurally subordinated to the claims of creditors of these non-guarantor subsidiaries, including trade creditors. The indenture governing the notes permits, subject to certain limitations, non-guarantor subsidiaries to incur indebtedness and does not contain any limitations on the amount of certain liabilities (such as trade payables) that may be incurred by them. All obligations of our non-guarantor subsidiaries will have to be satisfied before any of the assets of these subsidiaries would be available for distribution, upon a liquidation, dissolution, reorganization, bankruptcy or similar proceeding, to us or a guarantor of the notes. In the event of the liquidation, dissolution, reorganization, bankruptcy or similar proceeding of the business of a subsidiary that is not a guarantor, creditors of that subsidiary would generally have the right to be paid in full before any distribution is made to us, a guarantor or the holders of the notes. In any of these events, the assets of that subsidiary that are available to us may not be sufficient assets to pay amounts due on the notes. We do not currently have any non-guarantor subsidiaries with significant assets or liabilities.

The rights of holders of notes in the collateral may be adversely affected by the intercreditor agreement.

Under the terms of the intercreditor agreement by and among the collateral agent for the holders of notes, the collateral agent under the Amended and Restated Credit Agreement and the other parties from time to time thereto, the liens securing the obligations under the Amended and Restated Credit Agreement (including certain hedging obligations secured by the collateral securing the loans under the Amended and Restated Credit Agreement) on any assets of ours or the subsidiary guarantors (other than cash collateral for letters of credit thereunder) generally rank equally with the liens on such assets securing our and the subsidiary guarantors’ obligations under the notes and the guarantees. However, the intercreditor agreement provides that in the event any lien securing the notes ranks junior under applicable law to any other lien (other than the liens subject to the intercreditor agreement) or is unperfected, the effect of such defect will be borne solely by the particular party so effected by such impairment. Because the liens securing obligations under the Amended and Restated Credit Agreement were perfected before the liens securing the notes were perfected, it is possible that there may be liens that have been perfected after the liens securing the Amended and Restated Credit Agreement but prior to the liens securing the notes. In such event, under the terms of the intercreditor agreement, these intervening liens would be effectively junior to the liens securing the Amended and Restated Credit Agreement but effectively senior to the liens securing the notes and the effect of these intervening liens would be borne solely by the holders of notes.

Additionally, the intercreditor agreement generally permits each of the collateral agent for the holders of the notes, the collateral agent for the lenders under the Amended and Restated Credit Agreement and the collateral agent for any other holders of pari passu lien indebtedness to independently enforce their liens on the collateral (provided that distributions received on enforcement are applied as provided in the intercreditor agreement). It is possible that disputes may occur between the holders of the notes and lenders under our Amended and Restated Credit Agreement or other secured parties as to the appropriate manner of pursuing enforcement remedies with respect to the collateral which may delay enforcement of the collateral, result in litigation and/or result in enforcement actions against the collateral that are not approved by the holders of the notes. See “Description of notes—Intercreditor agreement.”

The imposition of certain permitted liens will cause the assets on which such liens are imposed to be excluded from the collateral securing the notes and the guarantees. There are also certain other categories of property that are excluded from the collateral.

The indenture permits liens in favor of third parties to secure additional debt, including purchase money indebtedness and capitalized lease obligations, and any assets subject to such liens will be automatically excluded from the collateral securing the notes and the guarantees to the extent the agreements governing such indebtedness prohibit additional liens. Our ability to incur purchase money indebtedness and capitalized lease obligations is subject to the limitations as described in “Description of notes.” In addition, certain categories of assets are excluded from the collateral securing the notes and the guarantees. See “Description of notes.” Excluded assets include, but are not limited to, among other things, land, buildings, machinery and equipment (“PP&E”), any leasehold interests and improvements with respect to PP&E, shares of stock of any of our subsidiaries and any indebtedness owed to such grantor by any of our subsidiaries, as well as the assets of our non-guarantor subsidiaries, and the proceeds from any of the foregoing. If an event of default occurs and the notes are accelerated, the notes and the guarantees will rank equally with the holders of other unsubordinated and unsecured indebtedness of the relevant entity with respect to such excluded property.

Your right to receive proceeds from the sale of collateral securing the notes will be pari passu with the claims of lenders and counterparties under our Amended and Restated Credit Agreement and certain future indebtedness.

The loans under our Amended and Restated Credit Agreement and these notes are, and certain future indebtedness may be, secured on a pari passu basis by the same collateral, consisting of a first-priority perfected lien and security interest in, among other things, all of our and the guarantors’ assets which secure the Amended and Restated Credit Agreement, which include intangible assets, inventory, receivables and certain minority investments, but exclude PP&E, and any leasehold interests and improvements with respect to such PP&E which would be reflected on our consolidated balance sheet, shares of stock of any of our subsidiaries and any indebtedness owed to such grantor by our subsidiaries. As a result, holders of the notes will receive distributions from any foreclosure proceeds of any of our and the guarantors’ assets constituting collateral for the notes on a pro rata basis with the lenders under the Amended and Restated Credit Agreement and certain future indebtedness.

There may not be sufficient collateral to pay all or any portion of the notes and the collateral securing the notes may be reduced or released under certain circumstances.

The notes and the guarantees are secured by the collateral described in this prospectus (subject to certain exceptions and permitted liens), equally and ratably with the Amended and Restated Credit Agreement and certain future debt we may incur. No independent appraisals of any of the collateral have been prepared by or on behalf of us in connection with this offering. The book value of the collateral should not be relied on as a measure of realizable value for such assets. The value of the collateral at any time will depend on market and other economic conditions, including the availability of suitable buyers for the collateral. By its nature, some or all of the collateral may be illiquid and may have no readily ascertainable market value. The value of the assets pledged as collateral for the notes could be impaired in the future as a result of changing economic conditions, competition or other future trends. In the event of a foreclosure, liquidation, bankruptcy or similar proceeding, we cannot assure you that the proceeds from any sale or liquidation of the collateral will be sufficient to pay our obligations under the notes, in full or at all. Also, we cannot assure you that the fair market value of the collateral securing the notes would be sufficient to pay any amounts due under the notes and other debt secured on a pari passu basis following their acceleration. If the proceeds of any sale of collateral allocable to the notes are not sufficient to repay all amounts due on the notes, the holders of the notes (to the extent not repaid from the proceeds of the sale of the collateral) would have only an unsecured claim against our and the guarantors’ remaining assets and in the context of a bankruptcy case by or against us, you may not be entitled to receive interest payments or reasonable fees, costs or charges due under the notes, and may be required to repay any such amounts already received by you. Any claim for the difference between the amount, if any, realized by holders of the notes from the sale of the collateral securing the notes and the obligations under the notes will rank equally in right of payment with all of our other unsecured unsubordinated indebtedness and other obligations, including trade payables.

To the extent that third parties enjoy prior liens, such third parties may have rights and remedies with respect to the property subject to such liens that, if exercised, could adversely affect the value of the collateral. Additionally, the terms of the indenture governing the notes allow us to issue additional notes and other debt secured on a pari passu basis with the notes in certain circumstances. The indenture governing the notes does not require that we maintain the current level of collateral or maintain a specific ratio of indebtedness to asset values. Under the indenture governing the notes, any additional notes issued pursuant to the indenture will rank pari passu with the notes and be entitled to the same rights and priority with respect to the collateral. Thus, the issuance of additional notes pursuant to the indenture governing the notes may have the effect of significantly diluting your ability to recover payment in full from the then existing pool of collateral. Releases of collateral from the liens securing the notes are permitted under some circumstances.

In addition to the limitations described above, including those contained in the intercreditor agreement, the collateral agent’s ability to foreclose on the collateral on behalf of the holders of the notes may also be challenged on the basis of the collateral agent’s security interest not being perfected, the consent of third parties, contractual restrictions, priority issues (including any lien that has become senior to any lien securing any first lien obligations that are in excess of the senior obligations cap set forth in the intercreditor agreement), state law requirements and practical problems associated with the realization of the collateral agent’s security interest in the collateral securing the notes, including cure rights, foreclosing on the collateral within the time periods permitted by third parties or prescribed by laws, statutory rights of redemption and the effect of the order of foreclosure.

There are circumstances, other than repayment or discharge of the notes, under which the collateral securing the notes and guarantees will be released automatically, without your consent or the consent of the trustee.

Under various circumstances, all or a portion of the collateral with respect to the notes may be released, including:

•	in whole or in part, as applicable, as to all or any portion of property subject to such liens which has been taken by eminent domain, condemnation or other similar circumstances;

•	in whole upon:

(a)	satisfaction and discharge of the indenture as set forth under “Description of notes— Satisfaction and discharge;”

(b)	a legal defeasance or covenant defeasance of the indenture as described under “Description of notes—Legal defeasance and covenant defeasance;” or

(c)	a suspension of covenants applicable to the notes upon achievement of an investment grade rating;

•

in part, as to any property that (a) is sold, transferred or otherwise disposed of by us or any guarantor (other than to us or another guarantor) in a transaction not prohibited by the indenture at the time of such sale, transfer or disposition or (b) is owned or at any time acquired by a guarantor that has been released from its guarantee in accordance with the indenture, concurrently with the release of such guarantee (including in connection with the designation of a guarantor as an unrestricted subsidiary); and

•	in part, in accordance with the applicable provisions of the collateral documents and as described herein with respect to the intercreditor agreement.

In addition, the guarantee (other than with us or another subsidiary guarantor) of a subsidiary guarantor will be released in connection with a sale or merger of such subsidiary guarantor in a transaction not prohibited by the indenture.

The indenture for the notes also permits us to designate one or more of our restricted subsidiaries that is a guarantor of the notes as an unrestricted subsidiary. If we designate a subsidiary guarantor as an unrestricted subsidiary, all of the liens on any collateral owned by such subsidiary or any of its subsidiaries and any guarantees of the notes by such subsidiary or any of its subsidiaries will be released under the indenture. Designation of an unrestricted subsidiary will reduce the aggregate value of the collateral securing the notes to the extent that liens on the assets of the unrestricted subsidiary and its subsidiaries are released. In addition, the creditors of the unrestricted subsidiary and its subsidiaries will have a senior claim on the assets of such unrestricted subsidiary and its subsidiaries. See “Description of notes—Subsidiary guarantees.”

Holders of notes are subject to our credit risk, and any actual or anticipated changes to our credit ratings may adversely affect the market value of the notes.

Holders of notes are dependent on our ability to pay all amounts due on the notes on interest payment dates, redemption dates and at maturity and therefore are subject to our credit risk and to changes in the market’s view of our creditworthiness, including the credit ratings assigned to us and the notes by ratings agencies. On February 11, 2010, Standard & Poor’s upgraded its corporate credit rating on us to ‘B-’ from ‘CC’, with a stable rating outlook, and the ratings on our bonds and senior secured credit facility were upgraded from ‘C’ to ‘B-’ (including our 11.5% Senior Secured Notes due 2017). On February 11, 2010, Moody’s upgraded its corporate credit rating on us to ‘Caa1’ from ‘Caa2’, with a stable rating outlook, and the ratings on our unsecured bonds were upgraded from ‘Caa3’ to ‘Caa2’ and Moody’s issued a “B1” rating on our 11.5% Senior Secured Notes due 2017 and senior secured credit facility. Any actual or anticipated decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk will likely have an adverse affect on the market value of the notes.

Rights of holders of notes in the collateral may be adversely affected by bankruptcy proceedings.

The right of the collateral agent for the notes to repossess and dispose of the collateral securing the notes upon acceleration is likely to be significantly impaired by federal bankruptcy law if bankruptcy proceedings are commenced by or against us prior to or possibly even after the collateral agent has repossessed and disposed of the collateral. Under the U.S. Bankruptcy Code, a secured creditor, such as the collateral agent for the notes, is prohibited from repossessing its security from a debtor in a bankruptcy case, or from disposing of security repossessed from a debtor, without bankruptcy court approval. Moreover, bankruptcy law permits the debtor to continue to retain and to use collateral, and the proceeds, products, rents, or profits of the collateral, even though the debtor is in default under the applicable debt instruments; so long as the secured creditor is given “adequate protection.” The meaning of the term “adequate protection” may vary according to circumstances, but it is intended in general to protect the value of the secured creditor’s interest in the collateral and may include cash payments or the granting of additional security, if and at such time as the court in its discretion determines, for any diminution in the value of the collateral as a result of the stay of repossession or disposition or any use of the collateral by the debtor during the pendency of the bankruptcy case. In view of the broad discretionary powers of a bankruptcy court, it is impossible to predict how long payments under the notes could be delayed following commencement of a bankruptcy case, whether or when the collateral agent would repossess or dispose of the collateral, or whether or to what extent holders of the notes would be compensated for any delay in payment of loss of value of the collateral through the requirements of “adequate protection.”

Furthermore, if the bankruptcy court determines that the value of the collateral is not sufficient to repay all amounts due on the notes, the holders of the notes would have “undersecured claims” as to the difference. Federal bankruptcy laws do not permit the payment or accrual of interest (including accretion of original issue discount), costs and attorneys’ fees for “undersecured claims” during the debtor’s bankruptcy case. Additionally, the trustee’s ability to foreclose on the collateral on your behalf may be subject to the consent of third parties, prior liens and practical problems associated with the realization of the trustee’s security interest in the collateral. Moreover, the debtor or trustee in a bankruptcy case may seek to void an alleged security interest in collateral for the benefit of the bankruptcy estate. It may successfully do so if the security interest is not properly perfected or was perfected within a specified period of time (generally, 90 days) prior to the initiation of such proceeding. Under such circumstances, a creditor may hold no security interest and be treated as holding a general unsecured claim in the bankruptcy case. It is impossible to predict what recovery (if any) would be available for such an unsecured claim if we or a guarantor became a debtor in a bankruptcy case. While U.S. bankruptcy law generally invalidates provisions restricting a debtor’s ability to assume and/or assign a contract, there are exceptions to this rule which could be applicable in the event that we become subject to a U.S. bankruptcy proceeding. In the event of a bankruptcy, liquidation, dissolution, reorganization or similar proceeding against us, holders of the notes will only be entitled to post-petition interest under the U.S. Bankruptcy Code to the extent that the value of their security interest in the collateral is greater than their pre-bankruptcy claim. Holders of the notes that have a security interest in the collateral with a value equal or less than their pre-bankruptcy claim will not be entitled to post-petition interest under the U.S. Bankruptcy Code.

Under certain circumstances a court could cancel the notes or the related guarantees and the security interests that secure the notes and any guarantees under fraudulent conveyance laws.

Our issuance of the notes and the related guarantees may be subject to review under federal or state fraudulent transfer law. If we become a debtor in a case under the U.S. Bankruptcy Code or encounter other financial difficulty, a court might avoid (that is, cancel) our obligations under the notes. The court might do so if it found that, when we issued the notes, (a) we received less than reasonably equivalent value or fair consideration and (b) we either (1) were or were rendered insolvent, (2) were left with inadequate capital to conduct our business or (3) believed or reasonably should have believed that we would incur debts beyond our ability to pay. The court could also avoid the notes, without regard to factors (a) and (b), if it found that we issued the notes with actual intent to hinder, delay or defraud our creditors.

Similarly, if one of our guarantors becomes a debtor in a case under the U.S. Bankruptcy Code or encounters other financial difficulty, a court might cancel its guarantee if it finds that when such guarantor issued its guarantee (or in some jurisdictions, when payments became due under the guarantee), factors (a) and (b) above applied to such guarantor, such guarantor was a defendant in an action for money damages or had a judgment for money damages docketed against it (if, in either case, after final judgment the judgment is unsatisfied), or if it found that such guarantor issued its guarantee with actual intent to hinder, delay or defraud its creditors.

In addition, a court could avoid any payment by us or any guarantor pursuant to the notes or a guarantee or any realization on the pledge of assets securing the notes or the guarantees, and require the return of any payment or the return of any realized value to us or the guarantor, as the case may be, or to a fund for the benefit of the creditors of us or the guarantor. In addition, under the circumstances described above, a court could subordinate rather than avoid obligations under the notes, the guarantees or the pledges. If the court were to avoid any guarantee, we cannot assure you that funds would be available to pay the notes from another guarantor or from any other source.

The test for determining solvency for purposes of the foregoing will vary depending on the law of the jurisdiction being applied. In general, a court would consider an entity insolvent either if the sum of its existing debts exceeds the fair value of all of its property, or its assets’ present fair saleable value is less than the amount required to pay the probable liability on its existing debts as they become due. For this analysis, “debts” includes contingent and unliquidated debts.

The indenture governing the notes limits the liability of each guarantor on its guarantee to the maximum amount that such guarantor can incur without risk that its guarantee will be subject to avoidance as a fraudulent transfer. We cannot assure you that this limitation will protect such guarantees from fraudulent transfer challenges or, if it does, that the remaining amount due and collectible under the guarantees would suffice, if necessary, to pay the notes in full when due.

If a court avoided our obligations under the notes and the obligations of all of the guarantors under their guarantees, you would cease to be our creditor or creditor of the guarantors and likely have no source from which to recover amounts due under the notes. Even if the guarantee of a guarantor is not avoided as a fraudulent transfer, a court may subordinate the guarantee to that guarantor’s other debt. In that event, the guarantees would be structurally subordinated to all of that guarantor’s other debt.

Rights of holders of notes in the collateral may be adversely affected by the failure to perfect liens on certain collateral.

The liens securing the notes cover certain of our and the guarantors’ assets, whether now owned or acquired or arising in the future, other than certain excluded assets. See “Description of notes—Security.” Applicable law requires that a security interest in tangible and intangible assets can only be properly perfected and its priority retained through certain actions undertaken by the secured party. The liens in the collateral securing the notes and guarantees may not be perfected with respect to the claims of notes if the collateral agent for the notes does not or is not able to take the actions necessary to perfect any of these liens. Applicable law requires that certain property and rights acquired after the grant of a general security interest or lien can only be perfected at the time such property and rights are acquired and identified. The trustee and the collateral agent for the notes have no obligation to monitor the acquisition of additional property or rights that constitute collateral or the perfection of any security interests therein. There can be no assurance that the trustee or the collateral agent for the notes will monitor the future acquisition of property and rights that constitute collateral, or that the necessary action will be taken to properly or timely perfect the lien on such after-acquired collateral. Such failure may result in the loss of the practical benefits of the lien thereon or of the priority of the lien securing the notes.

Additionally, the indenture and the security documents entered into in connection with the notes do not require us to take a number of actions that might improve the perfection or priority of the liens of the collateral agent for the notes in the collateral. With very limited exceptions, such actions will be limited to (a) the filing of UCC-1 financing statements in our jurisdiction of incorporation and the jurisdictions of incorporation of the subsidiary guarantors and (b) the filing of U.S. intellectual property security agreements at closing (with periodic supplements thereafter) with respect to material U.S. registered intellectual property included in the collateral. As a result of these limitations, the security interest of the collateral agent for the notes in a portion of the collateral may not be perfected or enforceable (or may be subject to other liens) under applicable U.S. law or foreign law.

Any future pledge of collateral may be avoidable in bankruptcy.

Any future pledge of collateral in favor of the trustee or collateral agent for the notes, including pursuant to security documents delivered after the date of our indenture pertaining to the notes, may be avoidable by the pledgor (a debtor in possession) or by its trustee in bankruptcy if certain events or circumstances exist or occur, including, among others, if (a) the pledgor is insolvent at the time of the pledge, (b) the pledge permits the holders of the notes to receive a greater recovery than if the pledge had not been given and (c) a bankruptcy proceeding in respect of the pledgor is commenced within 90 days following the pledge, or, in certain circumstances, a longer period.

Because each guarantor’s liability under its guarantee may be reduced to zero, avoided or released under certain circumstances, you may not receive any payments from some or all of the guarantors.

Although you have the benefit of the guarantees of the guarantors, the obligations of each guarantor are limited to the maximum amount that such guarantor is permitted to guarantee under applicable law. As a result, a guarantor’s liability under its guarantee could be reduced to zero, depending on the amount of other obligations of such guarantor. Further, under the circumstances discussed more fully above, a court under Federal or state fraudulent conveyance and transfer statutes could void the obligations under a guarantee or further subordinate it to all other obligations of that guarantor. In addition, you will lose the benefit of a particular guarantee if it is released under certain circumstances described under “Description of notes—the guarantees.”

Upon a change of control, we may not have the funds necessary to finance the change of control offer required by the indenture governing the notes, which would violate the terms of the indenture.

Upon the occurrence of a change of control, holders of the notes will have the right to require us to purchase all or any part of the notes at a price equal to 101% of the principal amount, plus accrued and unpaid interest, if any, to, but excluding, the date of purchase. The agreements governing indebtedness that we may incur in the future may contain similar provisions or provide that a change of control will be a default that permits the lenders to accelerate the maturity of the borrowings thereunder. We may not have sufficient financial resources available to satisfy all of obligations under the notes in the event of a change in control. Our failure to purchase the notes as required under the indenture would result in a default under the indenture which could have material adverse consequences for us and the holders of the notes. See “Description of notes—Change of control.”

The provision relating to a change of control may make it more difficult for a potential acquirer to obtain control of us. In addition, some important corporate events, such as leveraged recapitalizations, that would increase the level of our debt may not constitute a change of control under the indenture.

Certain covenants contained in the indenture will not be applicable during any period in which the notes are rated investment grade.

The indenture governing the notes provides that certain covenants will not apply to us if the notes are rated investment grade by Standard & Poor’s and Moody’s and no default has otherwise occurred and is continuing under the indenture and so long as such notes retain an investment grade rating by both of these rating agencies. The covenants that would be suspended include, among others, limitations on our and our restricted subsidiaries’ ability to pay dividends, incur indebtedness, sell certain assets, make restricted payments and enter into certain other transactions. Any actions that we take while these covenants are not in force will be permitted even if the notes are subsequently downgraded below investment grade and such covenants are subsequently reinstated. There can be no assurance that the notes will ever be rated investment grade, or that if they are rated investment grade, the notes will maintain such ratings. See “Description of notes—Certain covenants—Effectiveness of covenants.”

Your ability to transfer the notes may be limited by the absence of an active trading market, and an active trading market may not develop for the notes.

The notes are a new issue of securities for which there is no established trading market. We do not intend to have the notes listed on a national securities exchange or to arrange for quotation on any automated dealer quotation systems. The initial purchasers have advised us that they intend to make a market in the notes and exchange notes, as permitted by applicable laws and regulations. However, the initial purchasers are not obligated to make a market in the notes or exchange notes, and they may discontinue their market-making activities at any time without notice. Therefore, we cannot assure you as to the development or liquidity of any trading market for the notes. The liquidity of any market for the notes will depend on a number of factors, including:

•	the number of holders of notes;

•	our operating performance and financial condition;

•	the market for similar securities;

•	the interest of securities dealers in making a market in the notes; and

•	prevailing interest rates.

Historically, the market for non-investment grade debt has been subject to disruptions that have caused substantial volatility in the prices of securities similar to the notes. The market, if any, for the notes may face similar disruptions that may adversely affect the prices at which you may sell your notes. For instance, an increase in market interest rates may lead potential purchasers of our securities to demand a higher annual yield, which could adversely affect the market price of the notes. Therefore, you may not be able to sell your notes at a particular time and the price that you receive when you sell may not be favorable.

Risks related to our business

We have significant competition in the market for news and advertising, which may reduce our advertising and circulation revenues in the future.

Our primary source of revenues is advertising, followed by circulation. In recent years, the advertising industry generally has experienced a secular shift toward internet advertising and away from other traditional media. In addition, our circulation has declined over the last two years, reflecting general trends in the newspaper industry including consumer migration toward the internet and other media for news and information. With the continued development of alternative forms of media technologies, we face increasing competition from other online sources for both advertising and circulation revenues. This competition has intensified as a result of the continued developments of digital media technologies. Distribution of news, entertainment and other information over the internet, as well as through mobile phones and other devices, continues to increase in popularity. These technological developments are increasing the number of media choices available to advertisers and audiences. As media audiences fragment, we expect advertisers to allocate larger portions of their advertising budgets to digital media. This increased competition has had and is expected to continue to have an adverse effect on our business and financial results, including negatively impacting revenues and operating income.

Weak general economic and business conditions subject us to risks of declines in advertising revenues.

The United States economy is undergoing an extended period of economic uncertainty, which has caused, among other things, a general tightening in the credit markets, limited access to the credit markets lower levels of liquidity, increases in the rates of default and bankruptcy, lower consumer and business spending, and lower consumer net worth. The resulting pressure on the labor and retail markets and the downturn in consumer confidence have weakened the economic climate in all of the markets in which we do business and have had and are expected to continue to have an adverse effect on our advertising revenues. Classified advertising revenues have continued to decline since late 2006 and advertising revenues declined across the board from 2008 through the first fiscal quarter of 2010. To the extent these economic conditions continue or worsen, our business and advertising revenues will be adversely affected, which could negatively impact our operations and cash flows and our ability to meet the covenants in its senior secured credit agreement. In addition, seasonal variations in consumer spending cause our quarterly advertising revenues to fluctuate. Second and fourth quarter advertising revenues are typically higher than first and third quarter advertising revenues, reflecting the slower economic activity in the winter and summer and the stronger fourth quarter holiday season. If general economic conditions and other factors cause a decline in revenues, particularly during the second or fourth quarters, we may not be able to grow or maintain our revenues for the year which would have an adverse effect on our business and financial results.

If management is unable to execute cost-control measures successfully, total operating costs may be greater than expected, which may adversely affect our profitability.

Given general economic and business conditions and our recent operating results, we have taken steps to lower operating costs by reducing workforce and implementing general cost-control measures. If we do not achieve our expected savings from these initiatives, or if operating costs increase as a result of these initiatives, total operating costs may be greater than anticipated. Although management believes that appropriate steps have been taken and are being taken to implement cost-control efforts, such efforts may affect our business and our ability to generate future revenue. Significant portions of our expenses are fixed costs that neither increase nor decrease proportionately with revenues. As a result, management is limited in its ability to reduce costs in the short term. If these cost-control efforts do not reduce costs sufficiently, income from continuing operations may continue to decline.

The collectability of accounts receivable under current adverse economic conditions could deteriorate to a greater extent than provided for in our financial statements.

Recessionary conditions in the U.S. have increased our exposure to losses resulting from the potential bankruptcy of our advertising customers. The recession could also impair the ability of those with whom we do business to satisfy their obligations to us even if they do not file for bankruptcy. As a result, our results of operations may continue to be adversely affected. Our accounts receivables are stated at net estimated realizable value and our allowance for doubtful accounts has been determined based on several factors, including the aging of accounts receivables and evaluation of significant individual credit risk accounts. If such collectability estimates prove inaccurate, adjustments to future operating results could occur.

The economic downturn and the decline in the price of our publicly traded stock may result in goodwill and masthead impairment charges.

We recorded masthead impairment charges of $59.6 million in 2008 and $3.0 billion of goodwill and masthead impairment charges in 2007 reflecting the economic downturn and the decline in the price of our publicly traded common stock. Should general economic, market or business conditions continue to decline, and continue to have a negative impact on our stock price, we may be required to record additional impairment charges.

We have $1.9 billion in total consolidated debt, which subjects us to significant interest rate and credit risk.

As of March 28, 2010, we had approximately $1.9 billion in total principal indebtedness outstanding. This level of debt increases our vulnerability to general adverse economic and industry conditions. Debt service costs are subject to interest rate changes as well as any changes in our leverage ratio (ratio of debt to operating cash flow as defined in our existing senior secured credit agreement with the banks). Higher leverage ratios could increase the level of debt service costs and also affect our future ability to refinance maturing debt, or the ultimate structure of such refinancing. In addition, our credit ratings could affect our ability to refinance our debt. On February 11, 2010, Standard & Poor’s upgraded its corporate credit rating on us to ‘B-’ from ‘CC’, with a stable rating outlook, and the ratings on our bonds and senior secured credit facility were upgraded from ‘C’ to ‘B-’ (including our 11.5% Senior Secured Notes due 2017). On February 11, 2010, Moody’s upgraded its corporate credit rating on us to ‘Caa1’ from ‘Caa2’, with a stable rating outlook, and the ratings on our unsecured bonds were upgraded from ‘Caa3’ to ‘Caa2’ and Moody’s issued a “B1” rating on our 11.5% Senior Secured Notes due 2017 and senior secured credit facility.

Potential disruptions in the credit markets could adversely affect the availability and cost of short-term funds for liquidity requirements, and could adversely affect our access to capital or to obtain financing at reasonable rates and our ability to refinance existing debt at reasonable rates or at all.

If internal funds are not available from our operations, we may be required to rely on the banking and credit markets to meet our financial commitments and short-term liquidity needs. Disruptions in the capital and credit markets, as were experienced during 2008 and 2009, could adversely affect our ability to access additional funds in the capital markets or draw on our Amended and Restated Credit Facility. Although we believe that our operating cash flow and current access to capital and credit markets, including the proceeds from our recent notes offering and funds from our Amended and Restated Credit Facility, will give us the ability to meet our financial needs for the foreseeable future, there can be no assurance that continued or increased volatility and disruption in the capital and credit markets will not impair our liquidity. If this should happen, any alternative credit arrangements may not be put in place without a potentially significant increase in our cost of borrowing.

As of March 28, 2010, we had approximately $1.9 billion in total principal indebtedness, $875.0 million of which consisted of the notes that were issued on February 11, 2010 and $131.0 million of which consisted of borrowings under our Amended and Restated Credit Facility with the remainder in the form of unsecured publicly traded notes maturing in part in 2011, 2014, 2017, 2027 and 2029. While cash flow should permit us to lower the amount of this debt before it matures, a significant portion of this debt will probably need to be refinanced in the future. Access to the capital markets for longer-term financing is currently restricted due to the unprecedented and ongoing turmoil in the capital markets.

We require newsprint for operations and, therefore, our operating results may be adversely affected if the price of newsprint increases.

Newsprint is the major component of our cost of raw materials. Newsprint accounted for 8.7% of our operating expenses for the first fiscal quarter of 2010. Accordingly, earnings are sensitive to changes in newsprint prices. The price of newsprint has historically been volatile and may increase as a result of various factors, including:

•	declining newsprint supply from mill closures;

•	reduction in newsprint suppliers because of consolidation in the newsprint industry; and

•	a decline in the financial situation of newsprint suppliers.

We have not attempted to hedge fluctuations in the normal purchases of newsprint or enter into contracts with embedded derivatives for the purchase of newsprint. If the price of newsprint increases materially, operating results could be adversely affected. If newsprint suppliers experience labor unrest, transportation difficulties or other supply disruptions, our ability to produce and deliver newspapers could be impaired and/or the cost of the newsprint could increase, both of which would negatively affect our operating results.

A portion of our employees are members of unions and if we experiences labor unrest, our ability to produce and deliver newspapers could be impaired.

If we experience labor unrest, our ability to produce and deliver newspapers could be impaired in some locations. The results of future labor negotiations could harm our operating results. Our newspapers have not endured a labor strike for decades. However, management cannot ensure that a strike will not occur at one or more of our newspapers in the future. As of March 28, 2010, approximately 6.0% of full-time and part-time employees were represented by unions. Most of our union-represented employees are currently working under labor agreements, which expire at various times through 2012. We face collective bargaining upon the expirations of these labor agreements. Even if our newspapers do not suffer a labor strike, our operating results could be harmed if the results of labor negotiations restrict our ability to maximize the efficiency of our newspaper operations.

Under the Pension Protection Act (PPA), we will be required to make greater cash contributions to our defined benefit pension plans in the next several years than previously required, placing greater liquidity needs upon its operations.

The poor capital markets of 2008 that have affected all investments impacted the funds in our pension plans which had poor returns in 2008. However, strong returns in 2009 helped offset a portion of this impact, but, as a result of the plans’ lower assets, the projected benefit obligations of our qualified pension plans exceed plan assets by $500.0 million as of December 27, 2009. The excess of benefit obligations over pension assets is expected to give rise to an increase in required pension contributions over the next several years. The PPA funding rules are likely to require the net liability at the end of 2009 to be funded with tax deductible contributions between 2010 and 2015, with approximately $19.0 million coming due in 2010. Contributions in future years, while not yet known, are expected to be substantially higher than the 2010 amounts. While legislation has been enacted to give some relief in funding, and further related legislation may be forthcoming, the contributions will place additional strain on our liquidity needs.

We have invested in certain internet ventures, but such ventures may not be as successful as expected which could adversely affect our results of operations.

We continue to evaluate our business and make strategic investments in digital ventures, either alone or with partners, to further our growth in our online businesses. There can be no assurances that these investments or partnerships will result in growth in advertising or will produce equity income or capital gains in future years.

If we are not successful in growing our digital businesses, our financial condition and prospects will be adversely affected.

Our future growth depends to a significant degree upon the development of our digital businesses. The growth and success of our digital businesses over the long term depends on various factors, including, among other things the ability to:

•	continue to increase online audiences;

•	attract advertisers to our web sites;

•	maintain or increase the advertising rates on our web sites;

•	exploit new and existing technologies to distinguish our products and services from those of our competitors and developing new content, products and services; and

•	invest funds and resources in online opportunities.

If we are not successful in growing our digital businesses, our financial condition and prospects will be adversely affected.

Circulation declines could adversely affect our circulation and advertising revenues.

Advertising and circulation revenues are affected by circulation and readership levels of our newspapers. In recent years, newspapers have experienced difficulty maintaining or increasing print circulation levels because of a number of factors, including:

•	increased competition from other publications and other forms of media technologies available in various markets, including the internet and other new media formats that are often free for users;

•	continued fragmentation of media audiences;

•	a growing preference among some consumers to receive all or a portion of their news other than from a newspaper;

•	increases in subscription and newsstand rates; and

•	declining discretionary spending by consumers affected by negative economic conditions.

These factors could also affect our newspapers’ ability to institute circulation price increases for print products. A prolonged reduction in circulation would have a material adverse effect on advertising revenues. To maintain our circulation base, we may be required to incur additional costs which we may not be able to recover through circulation and advertising revenues.

Adverse results from litigation or governmental investigations can impact our business practices and operating results.

From time to time, we and our subsidiaries are parties to litigation and regulatory, environmental and other proceedings with governmental authorities and administrative agencies. Adverse outcomes in lawsuits or investigations could result in significant monetary damages or injunctive relief that could adversely affect our operating results or financial condition as well as our ability to conduct our businesses as they are presently being conducted.

Disclosure regarding forward looking statements

This prospectus and the documents incorporated by reference herein include forward-looking statements regarding the Company’s actual and expected financial performance and operations. These statements are based upon our current expectations and knowledge of factors impacting our business, including, without limitation, statements about our ability to consummate contemplated sales transactions for our assets or investments which may enable debt reduction on anticipated terms, our customers and the markets in which we operate, advertising revenues, the effect of revenues on the fair value of our reporting units, our impairment analyses and our evaluation of the factors pertinent thereto, the economy, our pension plans, including our assumptions regarding return on pension plan assets and assumed discount rates, newsprint costs, our restructuring plans, including projected costs and savings, amortization expense, stock option expenses, prepayment of debt, capital expenditures, litigation, sufficiency of capital resources, possible acquisitions and investments, and our future financial performance. Such statements are subject to risks, trends and uncertainties.

Forward-looking statements are generally preceded by, followed by or are a part of sentences that include the words “believes,” “expects,” “anticipates,” “estimates,” or similar expressions. For all of those statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. You should understand that the following important factors, in addition to those discussed elsewhere in this document, particularly in the section entitled “Risk Factors” and in the documents which we incorporate by reference, could affect our future results and could cause those future results to differ materially from those expressed in our forward-looking statements: the duration and depth of the economic recession; we might not generate cash from operations, or otherwise, necessary to reduce debt or meet debt covenants as expected; we might not consummate contemplated transactions to enable debt reduction on anticipated terms or at all; we might not achieve our expense reduction targets or might do harm to its operations in attempting to achieve such targets; our operations have been, and will likely continue to be, adversely affected by competition, including competition from digital publishing and advertising platforms; increases in the cost of newsprint; bankruptcies or financial strain of our major advertising customers; litigation or any potential litigation; geo-political uncertainties including the risk of war; changes in printing and distribution costs from anticipated levels; changes in interest rates; changes in pension assets and liabilities; increased consolidation among major retailers in our markets or other events depressing the level of advertising; our inability to negotiate and obtain favorable terms under collective bargaining agreements with unions; competitive action by other companies; decreased circulation and diminished revenues from retail, classified and national advertising; and other factors, many of which are beyond our control.

All subsequent written and oral forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this prospectus and any other cautionary statements that may accompany such forward-looking statements. We do not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events, unless the securities laws require us to do so.

Use of proceeds

The exchange offer is intended to satisfy our obligations under the registration rights agreement that we entered into in connection with the private placement of the original notes. We will not receive any cash proceeds from the issuance of the exchange notes. The original notes that are surrendered in exchange for the exchange notes will be retired and cancelled and cannot be reissued. As a result, the issuance of the exchange notes will not result in any increase or decrease in our indebtedness.

The net proceeds from the offering and sale of the original notes in the initial private placement was approximately $837.3 million in the aggregate after deducting estimated offering fees, original issue discount and expenses. We used the net proceeds from the sale of the original notes to refinance indebtedness under our 7.125% Notes due June 1, 2011 and our 15.75% Senior Notes due 2014 and amounts under our original credit agreement.

The following table summarizes the sources and uses of funds from the initial private placement of the notes.

Sources of Funds:	Amount	Uses of Funds:	Amount
	(Dollars in thousands)
New senior secured notes(1)	$875,000	2014 Notes Tender Offer(2)	$32,200
		Repayment of revolving credit facility(3)	282,900
		Repayment of term loans(3)	290,765
		2011 Notes Tender Offer(4)	157,463
		Transaction fees and expenses(5)	41,417
		Cash (6)	70,255

Total sources of funds	$875,000	Total uses of funds	$875,000

(1)	The principal amount of the notes offered is $875,000,000. This amount does not reflect original issue discount.
(2)	We used funds from the revolving credit facility to fund the 2014 Notes Tender Offer immediately prior to the closing of the notes offering. Amounts reflect principal and interest due as well as premiums paid for the notes. Funds from the notes offering were then later be used to repay amounts previously borrowed under the revolving credit facility to fund the 2014 Notes Tender Offer.
(3)	All repayments of amounts outstanding under our original credit agreement were made to lenders which agreed to extend the maturity of their loans.
(4)	The net proceeds of the offering of the notes were used to fund the 2011 Notes Tender Offer. Amounts reflect principal and interest due as well as premiums paid for the notes.
(5)	Fees and expenses include legal, accounting and consulting fees, discounts and commissions and other expenses related to the notes, including any original issue discount for the notes, as well as fees and expenses related to amending and restating our credit agreement.
(6)	Cash was subsequently used to repay term debt under the Amended and Restated Credit Agreement.

Selected historical consolidated financial information

The following selected historical consolidated financial and other data as of, and for the years ended, December 30, 2007, December 28, 2008 and December 27, 2009 have been derived from the audited consolidated financial statements of The McClatchy Company and its subsidiaries. The selected historical consolidated financial and other data for the years ended December 30, 2007, December 28, 2008 and December 27, 2009 and as of December 28, 2008 and December 27, 2009 has been derived from our audited financial statements provided elsewhere in this prospectus. The historical financial and other data as of December 30, 2007 has been derived from our audited financial statements that are not incorporated by reference and are not provided in this prospectus. The selected historical consolidated information and other data as of March 29, 2009 is derived from our unaudited financial statements, which are not incorporated by reference and are not provided in this prospectus. The selected historical consolidated financial information and other data for the three months ended March 29, 2009 and March 28, 2010 and as of March 28, 2010 are derived from our unaudited consolidated financial statements provided elsewhere in this prospectus. The information set forth below is not necessarily indicative or predictive of results of future operations and should be read in conjunction with the section of our Annual Report on Form 10-K for the fiscal year ended December 27, 2009 and our Quarterly Report on Form 10-Q for the three months ended March 28, 2010 entitled “Management’s discussion and analysis of financial condition and results of operations” and the consolidated financial statements and related notes thereto provided elsewhere in this prospectus.

	Year ended			Three Months ended
Summary consolidated income statement and other data (in thousands)	December 30, 2007	December 28, 2008	December 27, 2009	March 29, 2009	March 28, 2010
Revenues—net
Advertising	$1,911,722	$1,568,766	$1,143,129	$284,689	$252,921
Circulation	275,658	265,584	278,256	68,480	69,686
Other	72,983	66,106	50,199	12,456	12,985

	2,260,363	1,900,456	1,471,584	365,625	335,565

Operating expenses
Compensation	911,964	822,771	582,241	183,308	137,636
Newsprint and Supplements	277,634	252,599	167,164	54,376	32,312
Depreciation and amortization	148,559	142,948	142,889	34,377	31,818
Other operating expenses	496,112	460,973	380,778	104,426	87,208
Goodwill and masthead impairment	2,992,046	59,563	—	—	—

	4,826,315	1,738,854	1,273,072	376,487	288,974
Operating income (loss)	(2,565,952)	161,602	198,512	(10,862)	46,591

Non-operating (expenses) income
Interest expense	(197,997)	(157,385)	(127,276)	(33,921)	(40,767)
Interest income	243	1,429	47	31	27
Equity income (loss) in unconsolidated companies—net	(36,899)	(14,021)	2,130	(3,130)	(954)
Write-down of investments and land held for sale	(84,568)	(26,462)	(28,322)	—	—
Gain on sale of SP Newsprint Company	—	34,417	208	—	—
Gain (loss) on extinguishment of debt	—	21,026	44,117	—	(7,492)
Gain on non-operating items and other—net	1,982	1,479	(5)	(101)	9

	(317,239)	(139,517)	(109,101)	(37,121)	(49,177)
Income (loss) from continuing operations before income taxes	(2,883,191)	22,085	89,411	(47,983)	(2,586)
Income tax provision (benefit)	(156,582)	19,278	29,147	(10,259)	(628)

Income (loss) from continuing operations	(2,726,609)	2,807	60,264	(37,724)	(1,958)
Income (loss) from discontinued operations, net of income taxes	(9,404)	(6,758)	(6,174)	209	4,161

	Year ended			Three Months ended
Summary consolidated income statement and other data (in thousands)	December 30, 2007	December 28, 2008	December 27, 2009	March 29, 2009	March 28, 2010
Net income (loss)	$(2,736,013)	$(3,951)	$54,090	$(37,515)	$2,203

	As of
Summary consolidated balance sheet data (in thousands)	December 30, 2007	December 28, 2008	December 27, 2009	March 29, 2009	March 28, 2010
Total assets	$4,137,919	$3,522,206	$3,302,899	$3,438,270	$3,242,554
Long-term debt	2,471,827	2,037,776	1,896,436	2,053,947	1,827,485
Total non-current liabilities	3,322,863	3,122,186	2,869,500	3,113,334	2,818,297
Stockholders’ equity	425,540	52,429	170,189	34,123	173,511

The exchange offer

Purpose and effect of the exchange offer

On February 11, 2010, we sold $875.0 million in aggregate principal amount of the original notes in a private placement. The original notes were sold to the initial purchasers who in turn resold the notes to a limited number of “qualified institutional buyers,” as defined in Rule 144A promulgated under the Securities Act, and to non-U.S. persons in transactions outside the United States in reliance on Regulation S of the Securities Act. In connection with the sale of the original notes, we and J.P. Morgan Securities Inc., as representative of the initial purchasers, entered into a registration rights agreement. Under the registration rights agreement, we agreed to use our reasonable efforts to file a registration statement regarding the exchange of the original notes for the exchange notes which are registered under the Securities Act. We have also agreed to use our reasonable efforts to cause the registration statement to become effective with the Commission and to conduct this exchange offer. For a more detailed explanation of our obligations under the registration rights agreement, see the section entitled “Exchange offer and registration rights agreement.”

We are making the exchange offer to comply with our obligations under the registration rights agreement. A copy of the registration rights agreement has been filed as an exhibit to the registration statement of which this prospectus is a part.

In order to participate in the exchange offer, you must represent to us, among other things, that:

•	you are acquiring the exchange notes in the exchange offer in the ordinary course of your business;

•	you are not engaged in, and do not intend to engage in, a distribution of the exchange notes;

•	you do not have any arrangement or understanding with any person to participate in the distribution of the exchange notes;

•	you are not a broker-dealer tendering original notes acquired directly from us for your own account; and

•	you are not one of our “affiliates,” as defined in Rule 405 of the Securities Act.

Resale of the exchange notes

Based on a previous interpretation by the Staff of the Commission set forth in no-action letters issued to third parties, including Exxon Capital Holdings Corporation (available May 13, 1988) and Morgan Stanley & Co. Incorporated (available June 5, 1991), we believe that the exchange notes issued in the exchange offer may be offered for resale, resold and otherwise transferred by you without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that the representations set forth in “—Purpose and effect of the exchange offer” apply to you.

If:

•	you are one of our “affiliates,” as defined in Rule 405 of the Securities Act;

•	you are a broker-dealer who acquired original notes in the initial private placement and not as a result of market-making activities or other trading activities; or

•	you acquire exchange notes in the exchange offer for the purpose of distributing or participating in the distribution of the exchange notes,

you cannot participate in the exchange offer or rely on the position of the Staff of the Commission contained in the no-action letters mentioned above and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction, unless an exemption from registration is otherwise available.

Each broker-dealer that receives exchange notes for its own account in exchange for original notes, which the broker-dealer acquired as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus (or, to the extent permitted by law, make available a prospectus to purchasers) in connection with any resale of the exchange notes. The letter of transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act. We have agreed for a period of not more than 180 days after consummation of the registered exchange offer to make available a prospectus meeting the requirements of the Securities Act to any participating broker-dealers for use in connection with any resale of any such exchange notes so acquired. A broker-dealer may use this prospectus, as it may be amended or supplemented from time to time, in connection with the resales of exchange notes received in exchange for original notes which the broker-dealer acquired as a result of market-making or other trading activities. Any holder that is a broker-dealer participating in the exchange offer must notify the exchange agent at the telephone number set forth in the enclosed letter of transmittal and must comply with the procedures for broker-dealers participating in the exchange offer. We have not entered into any arrangement or understanding with any person to distribute the exchange notes to be received in the exchange offer. The exchange offer is not being made to, nor will we accept surrenders for exchange from, holders of original notes in any jurisdiction in which the exchange offer or the acceptance thereof would not be in compliance with the securities or blue sky laws of the particular jurisdiction.

Terms of the exchange offer

This prospectus and the accompanying letter of transmittal together constitute the exchange offer. Upon the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal, we will accept original notes for exchange which are properly tendered on or before the expiration date and are not withdrawn as permitted below. The expiration date for this exchange offer is 5:00 p.m., New York City time, on August 30, 2010, or such later date and time to which we, in our sole discretion, extend the exchange offer, subject to applicable law.

As of the date of this prospectus, $875.0 million in aggregate principal amount of the original notes are outstanding. This prospectus, together with the letter of transmittal, is being sent to all registered holders of the original notes on this date. There will be no fixed record date for determining registered holders of the original notes entitled to participate in the exchange offer. However, holders of the original notes must cause their original notes to be tendered by book-entry transfer or tender their certificates for the original notes before 5:00 p.m., New York City time, on the expiration date of the exchange offer in order to participate in the exchange offer.

The form and terms of the exchange notes being issued in the exchange offer are the same as the form and terms of the original notes except that:

•	the exchange notes being issued in the exchange offer will have been registered under the Securities Act;

•	the exchange notes being issued in the exchange offer will not bear the restrictive legends restricting their transfer under the Securities Act; and

•	the exchange notes being issued in the exchange offer will not contain the registration rights and special interest provisions contained in the original notes.

The exchange notes will evidence the same debt as the original notes and will be issued under the same indenture, so the exchange notes and the original notes will be treated as a single class of debt securities under the indenture. The original notes and the exchange notes will, however, have separate CUSIP numbers.

Outstanding notes being tendered in the exchange offer must be in denominations of $2,000 and in integral multiples of $1,000 in excess of $2,000. We will issue $1,000 principal amount of exchange notes in exchange for each $1,000 principal amount of outstanding notes surrendered pursuant to the exchange offer.

The exchange offer is not conditioned upon any minimum aggregate principal amount of the original notes being tendered for exchange.

We intend to conduct the exchange offer in accordance with the provisions of the registration rights agreement and applicable federal securities laws. Original notes that are not tendered for exchange under the exchange offer will remain outstanding and will be entitled to the rights under the indenture. Any original notes not tendered for exchange will not retain any rights under the registration rights agreement and will remain subject to transfer restrictions. See “—Consequences of failure to exchange outstanding securities.” You do not have any approval or dissenters’ rights under the indenture in connection with the exchange offer.

We will be deemed to have accepted validly tendered original notes when, as and if we will have given oral or written notice of our acceptance of the validly tendered original notes to the exchange agent. The exchange agent will act as agent for the tendering holders for the purposes of receiving the exchange notes from us. If any tendered original notes are not accepted for exchange because of an invalid tender or the occurrence of other events set forth in this prospectus or otherwise, certificates for any unaccepted original notes will be returned, or, in the case of original notes tendered by book-entry transfer, those unaccepted original notes will be credited to an account maintained with DTC, without expense to the tendering holder of those original notes, as promptly as practicable after the expiration date of the exchange offer. See “—Procedures for tendering.”

Those who tender original notes in the exchange offer will not be required to pay brokerage commissions or fees or, subject to the instruction in the letter of transmittal, transfer taxes with respect to the exchange under the exchange offer. We will pay all charges and expenses, other than applicable taxes described below, in connection with the exchange offer. See “—Fees and expenses.”

Expiration date; extensions, amendments

The expiration date is 5:00 p.m., New York City time on August 30, 2010, or such later date and time to which we, in our sole discretion, extend the exchange offer, subject to applicable law. In case of an extension of the expiration date of the exchange offer, we will issue a press release or other public announcement no later than 9:00 a.m. Eastern time, on the next business day after the previously scheduled expiration date. Such notification may state that we are extending this exchange offer for a specified period of time.

Conditions to the completion of the exchange offer

We may not accept original notes for exchange and may terminate or not complete the exchange offer if:

•	any action, proceeding or litigation seeking to enjoin, make illegal or delay completion of the exchange offer or otherwise relating in any manner to the exchange offer is instituted or threatened;

•

any order, stay, judgment or decree is issued by any court, government, governmental authority or other regulatory or administrative authority and is in effect, or any statute, rule, regulation, governmental order or injunction shall have been proposed, enacted, enforced or deemed applicable to the exchange offer, any of which would or might restrain, prohibit or delay completion of the exchange offer;

•	any of the following occurs and the adverse effect of such occurrence shall, in our reasonable judgment, be continuing:

•	any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market in the United States;

•

any extraordinary or material adverse change in U.S. financial markets generally, including, without limitation, a decline of at least 10% in either the Dow Jones Industrial Average, the NASDAQ Index or the Standard & Poor’s 500 Index from the date of commencement of the exchange offer;

•	a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States;

•

any limitation, whether or not mandatory, by any governmental entity on, or any other event that would reasonably be expected to adversely affect the extension of credit by banks or other lending institutions;

•

a commencement of a war or other national or international calamity directly or indirectly involving the United States, which would reasonably be expected to affect materially or adversely, or to delay materially, the completion of the exchange offer; or

•	if any of the situations described above existed at the time of commencement of the exchange offer and that situation deteriorates materially after commencement of the exchange offer;

•

any tender or exchange offer, other than this exchange offer by us, with respect to some or all of our outstanding common stock or any merger, acquisition or other business combination proposal involving us shall have been proposed, announced or made by any person or entity;

•	any event or events occur that have resulted or may result, in our reasonable judgment, in a material adverse change in our business or financial condition;

•	as the term “group” is used in Section 13(d)(3) of the Exchange Act:

•

any person, entity or group acquires more than 5% of our outstanding shares of common stock, other than a person, entity or group which had publicly disclosed such ownership with the Commission prior to the date of commencement of the exchange offer; or

•	any such person, entity or group which had publicly disclosed such ownership prior to such date shall acquire additional common stock constituting more than 2% of our outstanding shares; or

•

any new group shall have formed that beneficially owns more than 5% of our outstanding shares of common stock that in our reasonable judgment in any such case, and regardless of the circumstances, makes it inadvisable to proceed with the exchange offer or with such acceptance for exchange of existing notes;

•

any stop order is threatened or in effect with respect to the registration statement of which this prospectus constitutes a part or the qualification of the indenture under the Trust Indenture Act of 1939;

•

any governmental approval or approval by holders of the original notes has not been obtained if we, in our reasonable judgment, deem this approval necessary for the consummation of the exchange offer; or

•

there occurs a change in the current interpretation by the Staff of the Commission which permits the exchange notes to be issued in the exchange offer to be offered for resale, resold and otherwise transferred by the holders of the exchange notes, other than broker-dealers and any holder which is an “affiliate” of ours within the meaning of Rule 405 under the Securities Act, without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that the exchange notes acquired in the exchange offer are acquired in the ordinary course of that holder’s business and that holder has no arrangement or understanding with any person to participate in the distribution of the exchange notes to be issued in the exchange offer.

If any of the above events occur, we may:

•	terminate the exchange offer and promptly return all tendered original notes to tendering holders;

•	complete and/or extend the exchange offer and, subject to your withdrawal rights, retain all tendered original notes until the extended exchange offer expires;

•	amend the terms of the exchange offer; or

•

waive any unsatisfied condition (other than those dependent upon receipt of necessary governmental approvals) and, subject to any requirement to extend the period of time during which the exchange offer is open, complete the exchange offer.

We may assert these conditions with respect to the exchange offer regardless of the circumstances giving rise to them. All conditions to the exchange offer, other than those dependent upon receipt of necessary government approvals, must be satisfied or waived by us before the expiration of the exchange offer. We may waive any condition (other than those dependent upon receipt of necessary governmental approvals) in whole or in part at any time prior to the expiration of the exchange offer in our discretion. Our failure to exercise our rights under any of the above circumstances does not represent a waiver of these rights. Each right is an ongoing right that may be asserted at any time prior to the expiration of the exchange offer. Any determination by us concerning the conditions described above will be final and binding upon all parties.

If a waiver constitutes a material change to the exchange offer, we will promptly disclose the waiver by means of a prospectus supplement that we will file with the Commission and, if required, distribute to the registered holders of the original notes, and we will extend the exchange offer for a period of five to ten business days, as required by applicable law, depending upon the significance of the waiver and the manner of disclosure to the registered holders, if the exchange offer would otherwise expire during the five to ten business day period.

Procedures for tendering

To effectively tender original notes by book-entry transfer to the account maintained by the exchange agent at DTC, holders of original notes must request a DTC participant to, on their behalf, in lieu of physically completing and signing the letter of transmittal and delivering it to the exchange agent, electronically transmit their acceptance through DTC’s Automated Tender Offer Program, or ATOP. DTC will then edit and verify the acceptance and send an agent’s message to the exchange agent for its acceptance. An “agent’s message” is a message transmitted by DTC to, and received by, the exchange agent and forming a part of the book-entry confirmation, as defined below, which states that DTC has received an express acknowledgment from the DTC participant tendering original notes on behalf of the holder of such original notes that such DTC participant has received and agrees to be bound by the terms and conditions of the exchange offer as set forth in this prospectus and the related letter of transmittal and that we may enforce such agreement against such participant. Timely confirmation of a book-entry transfer of the original notes into the exchange agent’s account at DTC, or a book-entry confirmation, pursuant to the book-entry transfer procedures described below, as well as an agent’s message pursuant to DTC’s ATOP system must be delivered to the exchange agent prior to 5:00 p.m., New York City time, on the expiration date of the exchange offer.

To effectively tender any original notes held in physical form, a holder of the original notes must complete, sign and date the letter of transmittal, or a facsimile thereof, have the signatures thereon guaranteed if required by the letter of transmittal, and mail or otherwise deliver such letter of transmittal or a facsimile thereof, together with the certificates representing such original notes and any other required documents, to the exchange agent prior to 5:00 p.m., New York City time, on the expiration date.

Holders of original notes whose certificates for original notes are not lost but are not immediately available or who cannot deliver their certificates and all other documents required by the letter of transmittal to the exchange agent on or prior to 5:00 p.m., New York City time, on the expiration date, or who cannot complete the procedures for book-entry transfer on or prior to 5:00 p.m., New York City time, on the expiration date, may tender their original notes according to the guaranteed delivery procedures set forth in “—Guaranteed delivery procedures” below.

The method of delivery of the letter of transmittal, any required signature guarantees, the original notes and all other required documents, including delivery of original notes through DTC, and transmission of an agent’s message through DTC’s ATOP system, is at the election and risk of the tendering holders, and the delivery will be deemed made only when actually received or confirmed by the exchange agent. If original notes are sent by mail, it is suggested that the mailing be registered mail, properly insured, with return receipt requested, made sufficiently in advance of the expiration date, as desired, to permit delivery to the exchange agent prior to 5:00 p.m. on the expiration date. Holders tendering original notes through DTC’s ATOP system must allow sufficient time for completion of the ATOP procedures during the normal business hours of DTC on such respective date.

No original notes, agent’s messages, letters of transmittal or other required documents should be sent to us. Delivery of all original notes, agent’s messages, letters of transmittal and other documents must be made to the exchange agent. Holders may also request their respective brokers, dealers, commercial banks, trust companies or nominees to effect such tender for such holders.

The tender by a holder of original notes, including pursuant to the delivery of an agent’s message through DTC’s ATOP system, will constitute an agreement between such holder and us in accordance with the terms and subject to the conditions set forth herein and in the letter of transmittal.

Holders of original notes registered in the name of a broker, dealer, commercial bank, trust company or other nominee who wish to tender must contact such registered holder promptly and instruct such registered holder how to act on such non-registered holder’s behalf.

Signatures on a letter of transmittal or a notice of withdrawal must be guaranteed by a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc., a commercial bank or trust company having an office or correspondent in the United States or an “eligible guarantor institution” within the meaning of Rule 17Ad-15 under the Exchange Act, each an “eligible institution”, unless the original notes tendered pursuant to the letter of transmittal or a notice of withdrawal are tendered:

•

by a registered holder of original notes (which term, for purposes of the exchange offer, includes any participant in the DTC system whose name appears on a security position listing as the holder of such original notes) who has not completed the box entitled “Special Issuance Instructions” or “Special Delivery Instructions” on the letter of transmittal, or

•	for the account of an eligible institution.

If a letter of transmittal is signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such person should so indicate when signing, and, unless waived by us, evidence satisfactory to us of their authority to so act must be submitted with such letter of transmittal.

If the letter of transmittal is signed by a person other than the registered holder, the original notes must be endorsed or accompanied by a properly completed bond power, signed by the registered holder as the registered holder’s name appears on the original notes.

All questions as to the validity, form, eligibility, time of receipt and withdrawal of the tendered original notes will be determined by us in our sole discretion, which determination will be final and binding. We reserve the absolute right to reject any and all original notes not validly tendered or any original notes which, if accepted, would, in the opinion of our counsel, be unlawful. We also reserve the absolute right to waive any irregularities or conditions of tender as to particular original notes. Our interpretation of the terms and conditions of this exchange offer, including the instructions in the letter of transmittal, will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of original notes must be cured within such time as we shall determine. Although we intend to notify you of defects or irregularities with respect to tenders of original notes, none of us, the exchange agent, or any other person shall be under any duty to give notification of defects or irregularities with respect to tenders of original notes, nor shall any of them incur any liability for failure to give such notification. Tenders of original notes will not be deemed to have been made until such irregularities have been cured or waived. Any original notes received by the exchange agent that are not validly tendered and as to which the defects or irregularities have not been cured or waived will be returned without cost to such holder by the exchange agent, unless otherwise provided in the letter of transmittal, as soon as practicable following the expiration date of the exchange offer.

Although we have no present plan to acquire any original notes that are not tendered in the exchange offer or to file a registration statement to permit resales of any original notes that are not tendered in the exchange offer, we reserve the right, in our sole discretion, to purchase or make offers for any original notes after the expiration date of the exchange offer, from time to time, through open market or privately negotiated transactions, one or more additional exchange or tender offers, or otherwise, as permitted by law, the indenture and our other debt agreements. Following consummation of this exchange offer, the terms of any such purchases or offers could differ materially from the terms of this exchange offer.

By tendering, each holder will represent to us that, among other things:

•	it is not an affiliate of ours;

•	the person acquiring the exchange notes in the exchange offer is obtaining them in the ordinary course of its business, whether or not such person is the holder, and

•

neither the holder nor such person is engaged in or intends to engage in or has any arrangement or understanding with any person to participate in the distribution of the exchange notes issued in the exchange offer.

If any holder or any such other person is an “affiliate,” as defined under Rule 405 of the Securities Act, of us, or is engaged in or intends to engage in or has an arrangement or understanding with any person to participate in a distribution of exchange notes to be acquired in the exchange offer, that holder or any such other person:

•	may not participate in the exchange offer;

•	may not rely on the applicable interpretations of the Staff of the Commission; and

•	must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction.

Each broker-dealer who acquired its original notes as a result of market-making activities or other trading activities, and thereafter receives exchange notes issued for its own account in the exchange offer, must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes issued in the exchange offer. The letter of transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act. See “Plan of distribution” for a discussion of the exchange and resale obligations of broker-dealers in connection with the exchange offer.

Acceptance of original notes for exchange; delivery of exchange notes issued in the exchange offer

Upon satisfaction or waiver of all of the conditions to the exchange offer, we will accept, promptly after the expiration date, all original notes properly tendered and will issue exchange notes registered under the Securities Act. For purposes of the exchange offer, we will be deemed to have accepted properly tendered original notes for exchange when, as and if we have given oral or written notice to the exchange agent, with written confirmation of any oral notice to be given promptly thereafter. See “—Conditions to the exchange offer” for a discussion of the conditions that must be satisfied before we accept any original notes for exchange.

For each original note accepted for exchange, the holder will receive an exchange note registered under the Securities Act having a principal amount equal to that of the surrendered original note. The exchange notes will bear interest from the most recent date to which interest has been paid on the original notes, or if no interest has been paid on the original notes, from February 11, 2010. As a result, registered holders of exchange notes issued in the exchange offer on the relevant record date for the first interest payment date following the completion of the exchange offer will receive interest accruing from the most recent date to which interest has been paid or, if no interest has been paid on the original notes, from February 11, 2010. Original notes that we accept for exchange will cease to accrue interest from and after the date of completion of the exchange offer. Holders of original notes accepted for exchange will not receive any payment of accrued interest on such original notes on any interest payment date if the relevant record date occurs on or after the closing date of the exchange offer. Under the registration rights agreement, we may be required to make additional payments in the form of additional interest to the holders of the original notes under certain circumstances relating to the timing of the exchange offer.

In all cases, we will issue exchange notes in the exchange offer for original notes that are accepted for exchange only after the exchange agent timely receives:

•	certificates for such original notes or a book-entry confirmation of such original notes into the exchange agent’s account at DTC or certificates for such original notes;

•	an agent’s message or a properly completed and duly executed letter of transmittal; and/or

•	any other required documents.

If for any reason set forth in the terms and conditions of the exchange offer we do not accept any tendered original notes, or if a holder submits original notes for a greater principal amount than the holder desires to exchange or a holder withdraws original notes, we will return such unaccepted, non-exchanged or withdrawn original note without cost to the tendering holder. In the case of original notes tendered by book-entry transfer into the exchange agent’s account at DTC, such non-exchanged original notes will be credited to an account maintained with DTC. We will return the original notes or have them credited to the DTC account as promptly as practicable after the expiration or termination of the exchange offer.

Book-entry transfer

The exchange agent will establish an account with respect to the original notes at DTC for purposes of this exchange offer. Any financial institution that is a participant in DTC’s ATOP systems may use DTC’s ATOP procedures to tender original notes. Such participant may make a book-entry delivery of original notes by causing DTC to transfer such original notes into the exchange agent’s account at DTC in accordance with DTC’s procedures for transfer. However, although delivery of original notes may be effected through a book-entry transfer at DTC, the letter of transmittal, or facsimile thereof, with any required signature guarantees, or an agent’s message pursuant to the ATOP procedures and any other required documents must, in any case, be transmitted to and received by the exchange agent at the address set forth in this prospectus at or prior to 5:00 p.m., New York City time, on the expiration date of the exchange offer, or the guaranteed delivery procedures described below must be complied with. Delivery of documents to DTC will not constitute valid delivery to the exchange agent.

Guaranteed delivery procedures

If your certificates for original notes are not lost but are not immediately available or you cannot deliver your certificates and any other required documents to the exchange agent at or prior to 5:00 p.m., New York City time, on the expiration date, or you cannot complete the procedures for book-entry transfer at or prior to 5:00 p.m., New York City time, on the expiration date, you may nevertheless effect a tender of your original notes if:

•	the tender is made through an eligible institution;

•

prior to the expiration date of the exchange offer, the exchange agent receives by facsimile transmission, mail or hand delivery from such eligible institution a validly completed and duly executed notice of guaranteed delivery, substantially in the form provided with this prospectus, or an agent’s message with respect to guaranteed delivery which:

•	sets forth your name and address and the amount of your original notes tendered;

•	states that the tender is being made thereby; and

•

guarantees that within three New York Stock Exchange trading days after the date of execution of the notice of guaranteed delivery, the certificates for all physically tendered original notes, in proper form for transfer, or a book-entry confirmation, as the case may be, and any other documents required by the letter of transmittal will be deposited by the eligible institution with the exchange agent; and

•

the certificates for all physically tendered original notes, in proper form for transfer, or a book-entry confirmation, as the case may be, and all other documents required by the letter of transmittal are received by the exchange agent within three New York Stock Exchange trading days after the date of execution of the notice of guaranteed delivery.

Withdrawal of tenders

Tenders of original notes may be properly withdrawn at any time prior 5:00 p.m., New York City time, on the expiration date of the exchange offer.

For a withdrawal of a tender to be effective, a written notice of withdrawal delivered by hand, overnight by courier or by mail, or a manually signed facsimile transmission, or a properly transmitted “Request Message” through DTC’s ATOP system, must be received by the exchange agent prior to 5:00 p.m., New York City time, on the expiration date of the exchange offer. Any such notice of withdrawal must:

•	specify the name of the person that tendered the original notes to be properly withdrawn;

•	identify the original notes to be properly withdrawn, including certificate number or numbers and the principal amount of such original notes;

•

in the case of original notes tendered by book-entry transfer, specify the number of the account at DTC from which the original notes were tendered and specify the name and number of the account at DTC to be credited with the properly withdrawn original notes and otherwise comply with the procedures of such facility;

•	contain a statement that such holder is withdrawing its election to have such original notes exchanged for exchange notes;

•

other than a notice transmitted through DTC’s ATOP system, be signed by the holder in the same manner as the original signature on the letter of transmittal by which such original notes were tendered, including any required signature guarantees, or be accompanied by documents of transfer to have the trustee with respect to the original notes register the transfer of such original notes in the name of the person withdrawing the tender; and

•	specify the name in which such original notes are registered, if different from the person who tendered such original notes.

All questions as to the validity, form, eligibility and time of receipt of such notice will be determined by us, and our determination shall be final and binding on all parties. Any original notes so properly withdrawn will be deemed not to have been validly tendered for exchange for purposes of this exchange offer. No exchange notes will be issued with respect to any withdrawn original notes unless the original notes so withdrawn are later tendered in a valid fashion. Any original notes that have been tendered for exchange but are not exchanged for any reason will be returned to the tendering holder thereof without cost to such holder, or, in the case of original notes tendered by book-entry transfer into the exchange agent’s account at DTC pursuant to the book-entry transfer procedures described above, such original notes will be credited to an account maintained with DTC for the original notes as soon as practicable after withdrawal, rejection of tender or termination of the exchange offer. Properly withdrawn original notes may be retendered by following the procedures described above at any time at or prior to 5:00 p.m., New York City time, on the expiration date of the exchange offer.

Exchange agent

The Bank of New York Mellon Trust Company, N.A. has been appointed as exchange agent for this exchange offer. Letters of transmittal, agent’s message or Request Messages through DTC’s ATOP system, notices of guaranteed delivery and all correspondence in connection with this exchange offer should be sent or delivered by each holder of original notes or a beneficial owner’s broker, dealer, commercial bank, trust company or other nominee to the exchange agent at the following address:

The Bank of New York Mellon Trust Company, N.A.

c/o The Bank of New York Mellon

Reorganization

101 Barclay Street, 7 East

New York, New York 10286

Attn: David Mauer

Facsimile: (212) 298-1915

We will pay the exchange agent reasonable and customary fees for its services and will reimburse it for its reasonable out-of-pocket expenses in connection therewith. Delivery or facsimile to a party other than the exchange agent will not constitute valid delivery.

Fees and expenses

The expenses of soliciting tenders pursuant to this exchange offer will be paid by us.

Except as described above, we will not make any payments to brokers, dealers or other persons soliciting acceptances of this exchange offer. We will, however, pay the reasonable and customary fees and out-of-pocket expenses of the exchange agent, the trustee, and legal, accounting, and related fees and expenses. We may also pay brokerage houses and other custodians, nominees and fiduciaries their reasonable out-of-pocket expenses incurred in forwarding copies of this prospectus and related documents to the beneficial owners of the original notes, and in handling or forwarding tenders for exchange.

We will also pay all transfer taxes, if any, applicable to the exchange of original notes pursuant to this exchange offer. If, however, original notes are to be issued for principal amounts not tendered or accepted for exchange in the name of any person other than the registered holder of the original notes tendered or if tendered original notes are registered in the name of any person other than the person signing the letter of transmittal, or if a transfer tax is imposed for any reason other than the exchange of original notes pursuant to this exchange offer, then the amount of any such transfer taxes, whether imposed on the registered holder or any other persons, will be payable by the tendering holder. If satisfactory evidence of payment of such taxes or exemption therefrom is not submitted with the consent and letter of transmittal, the amount of such transfer taxes will be billed directly to such tendering holder.

The estimated cash expenses to be incurred in connection with the exchange offer are estimated in the aggregate to be approximately $320,000. These expenses include registration fees, fees and expenses of the exchange agent, accounting and legal fees, and printing costs, among other expenses.

Accounting treatment

We will record the exchange notes at the same carrying value as the original notes, as reflected in our accounting records on the date of the exchange. Accordingly, we will not recognize any gain or loss for accounting purposes as the terms of the exchange notes are substantially identical to the terms of the original notes. The expenses of the exchange offer will be amortized over the term of the exchange notes.

Consequences of failure to exchange outstanding securities

Holders who desire to tender their original notes in exchange for exchange notes registered under the Securities Act should allow sufficient time to ensure timely delivery. Neither the exchange agent nor us is under any duty to give notification of defects or irregularities with respect to the tenders of original notes for exchange.

Original notes that are not tendered or are tendered but not accepted will, following the completion of the exchange offer, continue to be subject to the provisions in the indenture regarding the transfer and exchange of the original notes and the existing restrictions on transfer set forth in the legend on the original notes set forth in the indenture for the notes. Except in limited circumstances with respect to specific types of holders of original notes, we will have no further obligation to provide for the registration under the Securities Act of such original notes. In general, original notes, unless registered under the Securities Act, may not be offered or sold except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws.

We do not currently anticipate that we will take any action to register the original notes under the Securities Act or under any state securities laws other than pursuant to this registration statement. Upon completion of the exchange offer, holders of the original notes will not be entitled to any further registration rights under the registration rights agreement, except under limited circumstances.

Holders of the exchange notes issued in the exchange offer and any original notes which remain outstanding after completion of the exchange offer will vote together as a single class for purposes of determining whether holders of the requisite percentage of the class have taken certain actions or exercised certain rights under the indenture.

Description of our other material indebtedness

Amended and Restated Credit Agreement

The Company is party to a credit agreement, dated as of June 27, 2006 (as amended through May 20, 2009, the “original credit agreement”), which provides for a five-year revolving credit facility and term loans. On January 26, 2010, the Company entered into an amendment to its original credit agreement that became effective on February 11, 2010, immediately prior to the closing of the offering of original notes. We refer to the original credit agreement as amended and restated in its entirety as the Amended and Restated Credit Agreement or Credit Agreement in the prospectus. As of March 28, 2010, the Amended and Restated Credit Agreement provides for a $131.0 million term loan and a $238.2 million revolving credit facility, including a $100 million letter of credit sub-facility, and extended the term of certain of the credit commitments to July 1, 2013. In connection with the Amended and Restated Credit Agreement, certain of the lenders did not extend the maturity of their commitments from the original maturity date of June 27, 2011. Non-extended term loans equaling $37.6 million will mature on June 27, 2011 as will revolving loan commitments equal to $42.2 million. The remaining term loans and revolving loan commitments under the Amended and Restated Credit Agreement will mature on July 1, 2013.

The Amended and Restated Credit Agreement requires the Company to prepay loans with the net cash proceeds received from (i) the sale of certain real property of the Company located in Miami, Florida, (ii) the disposition of any other assets of the Company or any of its subsidiaries, subject to certain exceptions, and (iii) the issuance by the Company or its subsidiaries of equity interests or indebtedness, subject to certain exceptions. The Company is also required to repay loans with its excess cash flow, which is measured on an annual basis.

The Company’s obligations under the Amended and Restated Credit Agreement are guaranteed by the Company’s domestic subsidiaries, subject to certain exceptions. The Company’s obligations under the Amended and Restated Credit Agreement are secured by a first-priority security interest in certain assets of the Company and the guarantors, which include intangible assets, inventory, receivables and certain minority investments, but exclude any land, buildings, machinery and equipment (“PP&E”), and any leasehold interests and improvements with respect to such PP&E that would be reflected on a consolidated balance sheet of Company and its subsidiaries, shares of stock of any Subsidiary of the Company and any indebtedness owed to such grantor by a subsidiary of the Company.

Loans under the Amended and Restated Credit Agreement bear interest, at the Company’s option, at either the London Interbank Offered Rate (but not lower than 3.0%) plus a spread ranging from 425 basis points to 575 basis points, or at a base rate plus a spread ranging from 325 basis points to 475 basis points, in each case based upon the Company’s consolidated total leverage ratio. The Amended and Restated Credit Agreement provides for a commitment fee payable on the unused revolving credit ranging from 50 basis points to 75 basis points, based upon the Company’s consolidated total leverage ratio.

The Amended and Restated Credit Agreement contains affirmative covenants binding on the Company and its subsidiaries, including delivery of financial statements and certain other certificates and notices, payment of liabilities and obligations, maintenance of existence, maintenance of insurance, maintenance of properties and compliance with laws. The Amended and Restated Credit Agreement contains negative covenants restricting the ability of the Company and its subsidiaries to, among other things, grant liens, incur indebtedness, dispose of assets, make restricted payments, engage in transactions with affiliates and make investments, in each case subject to certain exceptions.

The financial covenants under the Amended and Restated Credit Agreement require the Company to comply with a maximum consolidated total leverage ratio and a minimum consolidated interest coverage ratio, each measured quarterly. The Company will be required to maintain a consolidated total leverage ratio of not more than 6.75 to 1, which ratio decreases to 6.0 to 1 over the term of the Amended and Restated Credit Agreement. The Company also is required to maintain a consolidated interest coverage ratio of at least 1.5 to 1, which ratio increases up to 1.7 to 1 over the term of the Amended and Restated Credit Agreement.

The Amended and Restated Credit Agreement contains customary events of default, including the failure to pay principal when due or interest within three business days after the date due, failure to comply with covenants in the Amended and Restated Credit Agreement and related loan documents (subject to grace periods in certain instances), breach of representations and warranties, cross defaults with certain indebtedness, insolvency or bankruptcy events involving the Company, any guarantor or any material subsidiary of the Company, judgment defaults, the occurrence of certain ERISA events, and a change of control of the Company. Upon the occurrence and continuance of an event of default, the lenders may terminate their revolving loan commitments, require cash collateralization or similar arrangements for outstanding letters of credit and declare all amounts under the Amended and Restated Credit Agreement and related loan documents immediately due and payable. The revolving loan commitments shall automatically terminate, and all amounts outstanding under the Amended and Restated Credit Agreement shall automatically become immediately due and payable, upon the occurrence of an event of default arising from insolvency or bankruptcy events involving the Company, any guarantor or any material subsidiary of the Company.

Other debt

As of March 28, 2010, in addition to the debt described above, the Company had approximately $18.1 million of 2011 Notes with an interest rate of 7.125% due in 2011, approximately $375,000 of 2014 Notes with an interest rate of 15.75% due in 2014, approximately $168.9 million of notes with an interest rate of 4.625% due in 2014, approximately $346.6 million of notes with an interest rate of 5.750% due in 2017, approximately $89.2 million of notes with an interest rate of 7.150% due in 2027 and approximately $276.2 million of notes with an interest rate of 6.875% due in 2029 (collectively, the “Existing Public Bonds”). The Company has agreed, pursuant to the indentures governing the Existing Public Bonds, that it will not, nor will it permit any Subsidiary to, issue, assume or guarantee any debt secured by a security interest upon any Principal Property (as defined below) of the Company or certain subsidiaries or upon any shares of stock or indebtedness of any such subsidiary without granting a security interest to secure the Existing Public Bonds equally and ratably with, or prior to, such debt or guarantee. “Principal Property” includes any land, buildings, machinery and equipment, and leasehold interests and improvements in respect of the foregoing, which would be reflected on a consolidated balance sheet of the Company and its subsidiaries, excluding property located outside the United States of America and excluding any such property which is not material to the Company and its subsidiaries.

Scheduled debt payments

The following table presents the approximate annual maturities of debt, based upon the Company’s required payments, for the next five years and thereafter (in thousands), as of March 28, 2010:

Year	Payments(1)
2011	$55,847
2012	59
2013	93,451
2014	169,343
2015	—
Thereafter	1,587,056
Total debt	$1,905,756

(1)	Includes future interest to be paid on $375,000 aggregate principal amount of 15.75% notes due in July 2014.

Description of notes

The Company issued the notes under the indenture (the “Indenture”) among itself, the Subsidiary Guarantors and The Bank of New York Mellon Trust Company, N.A., as trustee (the “Trustee”). The terms of the notes include those expressly set forth in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”). The issuance of original notes was limited to $875.0 million. Following the Issue Date, additional notes may be issued under the Indenture from time to time in an unlimited amount (“additional notes”), subject to compliance with the restrictions set forth under “—Certain covenants—Limitation on indebtedness” and “—Certain covenants—Limitation on liens.” Any additional notes will be part of the same series as the notes offered hereby and will vote on all matters as a single series with the notes offered in this offering. The additional notes may be issued only if the additional notes are fungible with the notes for U.S. federal income tax purposes. All references to the notes include additional notes. In addition, we are permitted to issue under the Indenture the exchange notes issued hereby pursuant to the Registration Rights Agreement referred to under the heading “Exchange offer and registration rights agreement” and replacement notes issued in exchange for notes that are lost, stolen, destroyed or redeemed or repurchased in part.

This description of notes is intended to be a useful overview of the material provisions of the notes, the Indenture, the Collateral Documents and the Intercreditor Agreement. Since this description of notes is only a summary, you should refer to the Indenture, the Collateral Documents and the Intercreditor Agreement for a complete description of the obligations of the Company and your rights. The Company has filed the Indenture, the Collateral Documents and the Intercreditor Agreement as exhibits to the registration statement of which this prospectus forms a part, and copies of these documents are also available to the Holders and to prospective investors upon request.

You will find the definitions of capitalized terms used in this description under the heading “—Certain definitions.” For purposes of this description, references to the “Company,” “we,” “our” and “us” refer only to The McClatchy Company and not to its subsidiaries. Certain defined terms used in this description but not defined herein have the meanings assigned to them in the Indenture.

General

The notes

The notes:

•	are senior secured obligations of the Company;

•

are secured, subject to Permitted Liens, on a first-priority basis, equally and ratably with all obligations of the Company and the Subsidiary Guarantors under any Pari Passu Lien Indebtedness (including obligations under the Credit Facility) to the extent set forth below under “—Security”;

•	rank equally in right of payment to any existing and future senior Indebtedness of the Company and senior in right of payment to any existing and future subordinated Indebtedness of the Company;

•	are structurally subordinated to obligations of subsidiaries of the Company that are not Subsidiary Guarantors;

•	are effectively senior to all of the Company’s existing and future unsecured Indebtedness to the extent of the value of the Collateral;

•

are unconditionally guaranteed on a senior secured basis by each Subsidiary of the Company that guarantees the indebtedness under the Credit Facility, as further described below under “—The subsidiary guarantees”;

•	mature on February 15, 2017; and

•	were issued in denominations of $2,000 and integral multiples of $1,000 in excess thereof.

As of March 28, 2010:

•	the Company and the Subsidiary Guarantors had approximately $1.9 billion of total Indebtedness;

•

the Company and the Subsidiary Guarantors had approximately $1.0 billion of total secured indebtedness (including the notes but excluding approximately $238.2 million of revolving availability under the Credit Facility) and $53.1 million of undrawn letters of credit outstanding under the Credit Facility (which reduces its availability under the Credit Facility);

•

the Company and the Subsidiary Guarantors had approximately $900 million of existing Indebtedness that was effectively subordinated to the notes and the Subsidiary Guarantees to the extent of the value of the collateral for the notes and the Subsidiary Guarantees; and

•	the Non-Guarantor Subsidiaries had approximately $0.8 million of Indebtedness and no other liabilities (excluding intercompany balances).

The subsidiary guarantees

The Subsidiary Guarantees:

•	are senior obligations of the Subsidiary Guarantors;

•

are secured, subject to Permitted Liens, on a first-priority basis, equally and ratably with all existing and future obligations of the Subsidiary Guarantors under any existing and future Pari Passu Lien Indebtedness to the extent set forth below under “—Security”;

•

rank equally in right of payment with all existing and future senior Indebtedness of the Subsidiary Guarantors and senior in right of payment to any existing and future subordinated Indebtedness of the Subsidiary Guarantors; and

•	are effectively senior to all of the Subsidiary Guarantors’ existing and future unsecured Indebtedness to the extent of the value of the Collateral.

Interest

Interest on the notes:

•

accrues at the rate of 11.50% per annum; provided that the interest shall be increased by 2% per annum (i) on any overdue principal and (ii) if an Event of Default described in clause (7) under “—Events of default” occurs and is continuing;

•	accrues from the date of original issuance or, if interest has already been paid, from the most recent interest payment date;

•	is payable in cash semiannually in arrears on February 15 and August 15 (each an “Interest Payment Date”), commencing on August 15, 2010;

•	is payable to Holders of record on the February 1 and August 1 immediately preceding the related Interest Payment Date; and

•	is computed on the basis of a 360-day year comprised of twelve 30-day months.

Notwithstanding the foregoing, if any such Interest Payment Date would otherwise be a day that is not a Business Day, then the interest payment will be postponed to the next succeeding Business Day. If the maturity date of the notes is a day that is not a Business Day, all payments to be made on such day will be made on the next succeeding Business Day, with the same force and effect as if made on the maturity date. In either of such cases, no additional interest will be payable as a result of such delay in payment.

Additional interest is payable with respect to the notes in certain circumstances if the Company does not consummate the exchange offer or shelf registration, as applicable, as provided in the Registration Rights Agreement and as further described under “Exchange offer; registration rights” in this prospectus.

Payments on the notes; paying agent and registrar

The Company will pay principal of, premium, if any, and interest on the notes, and notes may be exchanged or transferred, at the office or agency designated by the Company, except that the Company may, at its option, pay interest on the notes by check mailed to Holders of the notes at their registered addresses as they appear in the Registrar’s books. The Company has initially designated the corporate trust office of the Trustee (or an affiliate thereof) to act as its Paying Agent and Registrar. The Company may, however, change the Paying Agent or Registrar without prior notice to the Holders of the notes, and the Company or any of its Restricted Subsidiaries may act as Paying Agent or Registrar.

The Company will pay principal of, premium, if any, and interest on, notes in global form registered in the name of or held by The Depository Trust Company or its nominee in immediately available funds to The Depository Trust Company or its nominee, as the case may be, as the registered Holder of such global note.

Transfer and exchange

A Holder may transfer or exchange notes in accordance with the Indenture. The Registrar and the Trustee may require a Holder, among other things, to furnish appropriate endorsements and transfer documents in connection with a transfer of the notes. No service charge will be imposed by the Company, the Trustee or the Registrar for any registration of transfer or exchange of notes, but the Company may require a Holder to pay a sum sufficient to cover any transfer tax or other governmental taxes and fees required by law or permitted by the Indenture. The Company is not required to transfer or exchange any note selected for redemption. Also, the Company is not required to transfer or exchange any note for a period of 15 days before a selection of notes to be redeemed.

The registered Holder of a note will be treated as the owner of it for all purposes.

Mandatory redemption

The Company is not required to make any mandatory redemption or sinking fund payments with respect to the notes.

Optional redemption

Except as described below, the notes are not redeemable until February 15, 2013. On and after February 15, 2013, the Company may redeem all or, from time to time, a part of the notes upon not less than 30 nor more than 60 days’ notice, at the following redemption prices (expressed as a percentage of principal amount of the notes to be redeemed) plus accrued and unpaid interest on the notes, if any, and additional interest thereon, if any, to the applicable redemption date (subject to the right of Holders of record on the relevant record date to receive interest due on the relevant Interest Payment Date), if redeemed during the twelve-month period beginning on February 15 of the years indicated below:

Year	Percentage
2013	108.625%
2014	105.750%
2015	102.875%
2016 and thereafter	100.000%

The Company may on any one or more occasions prior to February 15, 2013 redeem up to 35% of the original principal amount of the notes with the Net Cash Proceeds of one or more Equity Offerings at a redemption price of 111.50% of the principal amount thereof plus accrued and unpaid interest, if any, and additional interest thereon, if any, to, but excluding, the applicable redemption date (subject to the right of Holders of record on the relevant record date to receive interest due on the relevant Interest Payment Date); provided that

(1)	at least 65% of the original principal amount of the notes remains outstanding after each such redemption; and

(2)	the redemption occurs within 90 days after the closing of such Equity Offering.

In addition, at any time prior to February 15, 2013, the Company may redeem the notes, in whole or in part, at a redemption price equal to 100% of the principal amount thereof plus the Applicable Premium, plus accrued and unpaid interest, if any, and additional interest thereon, if any, to, but excluding, the redemption date (subject to the right of Holders of record on the relevant record date to receive interest due on the relevant Interest Payment Date).

Redemption procedures

The Company shall provide notice of any optional redemption to the Holders at least 30 and not more than 60 days’ prior to the applicable redemption date mailed by first-class mail to each Holder’s registered address. Notwithstanding the foregoing, redemption notices may be mailed or otherwise provided more than 60 days prior to a redemption date if such notice is issued in connection with the discharge of the obligations of the Company and the Guarantors under the notes pursuant to the Company’s exercise of the defeasance or satisfaction and discharge provisions under the Indenture. Any notice of redemption upon any Equity Offering may be given prior to the completion of such Equity Offering, and any such redemption or notice may, at the Company’s discretion, be subject to one or more conditions precedent, including, but not limited to, completion of the related Equity Offering.

If a redemption date is on or after an interest record date and on or before the related Interest Payment Date, the accrued and unpaid interest, if any, and additional interest thereon, if any, will be paid to the Person in whose name the note is registered at the close of business on such record date, and no additional interest will be payable to Holders whose notes will be subject to redemption by the Company.

In the case of any partial redemption, selection of the notes for redemption will be made by the Trustee in compliance with the requirements of the principal national securities exchange, if any, on which the notes are listed or, if the notes are not listed, then on as nearly a pro rata basis as possible (subject to such rounding as the Trustee may determine so that notes are redeemed in whole increments of $1,000 and no note of $2,000 in original principal amount or less will be redeemed in part). If any note is to be redeemed in part only, the notice of redemption relating to such note will state the portion of the principal amount thereof to be redeemed. A new note in principal amount equal to the unredeemed portion thereof will be issued in the name of the Holder thereof upon cancellation of the original Note.

The Company may acquire notes by means other than a redemption, whether by tender offer, open market purchases, negotiated transactions or otherwise, in accordance with applicable securities laws.

Subsidiary guarantees

The Subsidiary Guarantors have, jointly and severally, unconditionally guaranteed, on a senior secured basis, the Company’s obligations under the notes and the Indenture. Each Subsidiary Guarantee is secured on a first-priority basis, subject to Permitted Liens, together with all other Pari Passu Lien Indebtedness of the Subsidiary Guarantors, by the Collateral owned by such Subsidiary Guarantor to the extent set forth under “—Security.” The Restricted Subsidiaries that guarantee the Credit Facility initially guaranteed the notes. The obligations of each Subsidiary Guarantor under its Subsidiary Guarantee are limited as necessary to prevent that Subsidiary Guarantee from constituting a fraudulent conveyance or fraudulent transfer under applicable law. See “Risk factors—Risk related to the notes—Under certain circumstances a court could cancel the notes or the related guarantees and the security interests that secured the notes and any guarantees under fraudulent conveyance laws.”

Each Subsidiary Guarantee by a Subsidiary Guarantor provides by its terms that it will be automatically and unconditionally released and discharged upon:

(1)	(a)	any sale, exchange or transfer (by merger or otherwise) of the Capital Stock of such Subsidiary Guarantor (including any sale, exchange or transfer), following which such Subsidiary Guarantor ceases to be a direct or indirect Subsidiary of the Company if such sale or disposition does not constitute an Asset Disposition or is made in compliance with the applicable provisions of the Indenture (see “—Certain covenants—Limitation on sale of assets and subsidiary stock” and “—Certain covenants—Merger or consolidation”);

	(b)	if such Subsidiary Guarantor is dissolved or liquidated in accordance with the provisions of the Indenture;

	(c)	the designation of any Restricted Subsidiary that is a Subsidiary Guarantor as an Unrestricted Subsidiary in compliance with the applicable provisions of the Indenture; or

	(d)	the exercise by the Company of its legal defeasance option or covenant defeasance option as described under “—Legal defeasance and covenant defeasance” or the discharge of the Company’s obligations under the Indenture in accordance with the terms of the Indenture; and

(2)	in the case of clause (1)(a) above only, the Company delivering to the Trustee an Officers’ Certificate and an Opinion of Counsel, each stating that all conditions precedent provided for in the Indenture relating to such transaction have been complied with.

Security

Subject to the limitations described under “—Intercreditor agreement” below, the obligations of the Company with respect to the notes, the obligations of the Subsidiary Guarantors under the Subsidiary Guarantees, and the performance of all other obligations of the Company and the Subsidiary Guarantors under the Indenture are secured equally and ratably with the obligations of the Company and the Subsidiary Guarantors under any other Pari Passu Lien Indebtedness (including obligations under the Credit Facility) by a first-priority security interest, subject to Permitted Liens, in the following assets of the Company and the Subsidiary Guarantors, in each case whether now owned or hereafter acquired (other than Excluded Property) (the “Collateral”):

(a)	all accounts, chattel paper, deposit accounts, documents (as defined in the Uniform Commercial Code), general intangibles, instruments, inventory, investment property, letter of credit rights and any supporting obligations related to any of the foregoing;

(b)	certain commercial tort claims;

(c)	all books and records pertaining to collateral;

(d)	all property of the Company or any Subsidiary Guarantor held by any collateral agent for any class of Pari Passu Lien Indebtedness, including all property of every description, in the custody of or in transit to any such collateral agent for any purpose, including safekeeping, collection or pledge, for the account of the Company or such Subsidiary Guarantor or as to which the Company or such Subsidiary Guarantor may have any right or power, including but not limited to cash;

(e)	all other goods and personal property of the Company or any Subsidiary Guarantor, whether tangible or intangible and wherever located; and

(f)	to the extent not otherwise included, all proceeds of the foregoing.

“Excluded Property” means, collectively, (i) Capital Stock, or any securities convertible into or exchangeable for capital stock and all warrants, options and other rights to purchase, subscribe for or otherwise acquire capital stock (whether or not presently convertible, exchangeable or exercisable) of any Subsidiary of the Company, (ii) any Indebtedness owed to the Company or any Subsidiary Guarantor by any Subsidiary of the Company, (iii) any land, buildings, machinery, equipment, and leasehold interests and improvements in respect of the foregoing of the Company and its subsidiaries which would be reflected on a consolidated balance sheet of the Company and its Subsidiaries prepared in accordance with GAAP, (iv) any permit or license or any contractual obligation entered into by the Company or any Subsidiary Guarantor (A) that prohibits or requires the consent of any Person other than the Company and its Affiliates which has not been obtained as a condition to the creation by the Company or the applicable Subsidiary Guarantor of a Lien on any right, title or interest in such permit, license or contractual obligation or (B) to the extent that any requirement of law applicable thereto prohibits the creation of a Lien thereon, but only, with respect to the prohibition in clauses (A) and (B), to the extent, and for as long as, such prohibition is not terminated or rendered unenforceable or otherwise deemed ineffective by the Uniform Commercial Code or any other requirement of law, (v) property owned by any Grantor that is subject to a Lien permitted by clause (10) of the definition of “Permitted Liens” if the contractual obligation pursuant to which such Lien is granted (or in the document providing for such Capitalized Lease Obligation or Attributable Indebtedness) prohibits or requires the consent of any Person other than the Company and its Affiliates which has not been obtained as a condition to the creation of any other Lien on such item of property, (vi) any “intent to use” trademark applications for which a statement of use has not been filed (but only until such statement is filed), (vii) cash collateral for letters of credit under the Credit Facility and (viii) any Capital Stock or other securities of any Affiliate of the Company in excess of the maximum amount of such Capital Stock or securities that could be included in the Collateral without creating a requirement pursuant to Rule 3-16 of Regulation S-X under the Securities Act for separate financial statements of such Affiliate to be included in filings by the Company with the SEC; provided, however, that “Excluded Property” shall not include any proceeds, products, substitutions or replacements of Excluded Property (unless such proceeds, products, substitutions or replacements would otherwise constitute Excluded Property).

The Collateral is pledged pursuant to a security agreement by and among the Company, the Subsidiary Guarantors and the Collateral Agent (the “Security Agreement”). For the avoidance of doubt, no assets of any Subsidiary that is not a Subsidiary Guarantor (including any Capital Stock owned by any such Subsidiary) shall constitute Collateral.

So long as no Event of Default has occurred and is continuing, and subject to certain terms and conditions, the Company and the Subsidiary Guarantors are entitled to remain in possession and retain exclusive control over the Collateral (other than as set forth in the Collateral Documents), to operate the Collateral, to alter or repair the Collateral and to collect, invest and dispose of any income thereon.

Use and release of collateral

Unless an Event of Default shall have occurred and be continuing and the Collateral Agent shall have commenced enforcement of remedies under the Collateral Documents, the Company and the Subsidiary Guarantors will have the right to remain in possession and retain exclusive control of the Collateral, to freely operate the Collateral and to collect, invest and dispose of any income thereon.

Release of collateral. The indenture provides that the Liens on the Collateral securing the Notes will automatically and without the need for any further action by any Person be released:

(1)	in whole or in part, as applicable, as to all or any portion of property subject to such Liens which has been taken by eminent domain, condemnation or other similar circumstances;

(2)	in whole upon:

(a)	satisfaction and discharge of the Indenture as set forth below under “—Satisfaction and discharge”;

(b)	a legal defeasance or covenant defeasance of the Indenture as described below under “—Legal defeasance and covenant defeasance”; or

(c)	the occurrence of a Suspension Period;

(3)	in part, as to any property that (a) is sold, transferred or otherwise disposed of by the Company or any Subsidiary Guarantor (other than to the Company or another Subsidiary Guarantor) in a transaction not prohibited by the Indenture at the time of such sale, transfer or disposition or (b) is owned or at any time acquired by a Subsidiary Guarantor that has been released from its Subsidiary Guarantee in accordance with the Indenture, concurrently with the release of such Subsidiary Guarantee (including in connection with the designation of a Subsidiary Guarantor as an Unrestricted Subsidiary); and

(4)	in part, in accordance with the applicable provisions of the Collateral Documents and as described below with respect to the Intercreditor Agreement.

Certain limitations on the collateral. The right of the Collateral Agent to take possession and dispose of the Collateral following an Event of Default is likely to be significantly impaired by applicable bankruptcy law if a bankruptcy proceeding were to be commenced by or against the Company or the Subsidiary Guarantors prior to the Collateral Agent having taken possession and disposed of the Collateral. Under the U.S. Bankruptcy Code, a secured creditor is prohibited from taking its security from a debtor in a bankruptcy case, or from disposing of security taken from such debtor, without bankruptcy court approval. Moreover, the U.S. Bankruptcy Code permits the debtor in certain circumstances to continue to retain and to use collateral owned as of the date of the bankruptcy filing (and the proceeds, products, offspring, rents or profits of such Collateral) even though the debtor is in default under the applicable debt instruments provided that the secured creditor is given “adequate protection.” The meaning of the term “adequate protection” may vary according to circumstances. In view of the lack of a precise definition of the term “adequate protection” and the broad discretionary powers of a bankruptcy court, it is impossible to predict how long payments under the notes could be delayed following commencement of a bankruptcy case, whether or when the Collateral Agent could repossess or dispose of the Collateral, or whether or to what extent Holders would be compensated for any delay in payment or loss of value of the Collateral through the requirement of “adequate protection.”

Furthermore, in the event a U.S. bankruptcy court determines the value of the Collateral (after giving effect to any prior Liens) is not sufficient to repay all amounts due on the notes and any other Pari Passu Lien Indebtedness, the holders of the notes and such other Pari Passu Lien Indebtedness would hold secured claims to the extent of the value of the Collateral, and would hold unsecured claims with respect to any shortfall. Applicable U.S. bankruptcy laws permit the payment and/or accrual of post-petition interest, costs and attorneys’ fees during a debtor’s bankruptcy case only to the extent the claims are oversecured or the debtor is solvent at the time of reorganization. In addition, if the Company or the Subsidiary Guarantors were to become the subject of a bankruptcy case, the bankruptcy court, among other things, may avoid certain prepetition transfers made by the entity that is the subject of the bankruptcy filing, including, without limitation, transfers held to be preferences or fraudulent conveyances.

The Company generally will not be required to take any actions to perfect the security interest of the Collateral Agent in the Collateral beyond the filing of UCC financing statements and filings with respect to material U.S. registered intellectual property. To the extent the Collateral Agent does not have a perfected security interest in any Collateral, the Collateral Agent’s security interest will not be enforceable against third parties.

Intercreditor agreement

On the Issue Date, the Collateral Agent and the collateral agent under the Credit Facility entered into an Intercreditor Agreement (the “Intercreditor Agreement”) that was acknowledged by the Company and the Subsidiary Guarantors. Following the Issue Date, additional collateral agents for the holders of other classes of Pari Passu Lien Indebtedness (other than the notes and the Credit Facility) may become party to the Intercreditor Agreement subject to compliance with certain procedural requirements in the Intercreditor Agreement. The notes and other obligations secured by the Liens in favor of the Collateral Agent, the obligations under the Credit Facility (and related hedging obligations) secured by Liens in favor of the collateral agent under the Credit Facility and the obligations in respect of any Pari Passu Lien Indebtedness secured by Liens in favor of any other collateral agent that becomes party to the Intercreditor Agreement are each referred to as a “class” of Pari Passu Lien Indebtedness in this section.

The Intercreditor Agreement provides that, notwithstanding the date, time, method, manner or order of grant, attachment or perfection of any liens on any Collateral in which the Collateral Agent and one or more collateral agents for any class of Pari Passu Lien Indebtedness have perfected security interests (any such Collateral as to which the Collateral Agent and any other collateral agent has such a perfected security interest being referred to as “Shared Collateral”) the security interests of the Collateral Agent and each such other collateral agent in such Shared Collateral will rank equal in priority; provided that “Shared Collateral” shall not include any cash collateral granted to the collateral agent under the Credit Facility to “cash collateralize” obligations in respect of letters of credit issued and outstanding thereunder. With respect to each class of Pari Passu Lien Indebtedness, the collateral agent for such class shall bear the risk of:

•	any determination by a court of competent jurisdiction that

–	any Pari Passu Lien Indebtedness of such class is unenforceable under applicable law or is subordinated to any other obligations,

–	such collateral agent does not have a valid and perfected lien on any of the Collateral securing any of the Pari Passu Lien Indebtedness of any other class and/or

–	any third party (other than the Collateral Agent or any other collateral agent for any class of Pari Passu Lien Indebtedness, such third party is referred to herein, with respect to any Intervening Lien (as defined below) for the benefit of such third party, referred to herein as an “Intervening Creditor”) has a lien on any Shared Collateral that is senior in priority to the lien of such collateral agent, on such Shared Collateral, but junior to the lien on such Shared Collateral securing any other class of Pari Passu Lien Indebtedness (any such lien being referred to as an “Intervening Lien”),

•	the existence of any Collateral securing Pari Passu Lien Indebtedness of any other class that is not Shared Collateral for such Collateral Agent,

(with any condition referred to in the immediately preceding clauses with respect to Pari Passu Lien Indebtedness of any class being referred to as an “Impairment” with respect to such class). In furtherance of the foregoing, in the event Pari Passu Lien Indebtedness of any class shall be subject to an Impairment in the form of an Intervening Lien, the value of any Shared Collateral or proceeds that are allocated to such Intervening Creditor shall be deducted solely from the Shared Collateral or proceeds to be distributed in respect of Pari Passu Lien Indebtedness of such class.

If:

•

an event of default under any document governing any Pari Passu Lien Indebtedness shall have occurred and be continuing and any of the Collateral Agent or the collateral agent for any other class of Pari Passu Lien Indebtedness or any secured party in respect of any class of Pari Passu Lien Indebtedness is taking action to enforce rights or exercise remedies in respect of any Shared Collateral,

•	any distribution is made in respect of any Shared Collateral in any insolvency or liquidation proceeding of the Company or any Subsidiary Guarantor or

•

the Collateral Agent, any other such collateral agent or any such secured party receives any payment with respect to any Shared Collateral pursuant to any intercreditor agreement (other than the Intercreditor Agreement), then the proceeds of any sale, collection or other liquidation of any Shared Collateral obtained by such Collateral Agent, any other such collateral agent or any such secured party in respect of any Pari Passu Lien Indebtedness on account of such enforcement of rights or exercise of remedies, and any such distributions or payments received by such Collateral Agent, any other such collateral agent or any such secured party in respect of any Pari Passu Lien Indebtedness, shall be applied as follows:

1.	to (a) the payment of all amounts owing to such collateral agent (in its capacity as such) pursuant to the terms of any document related to the Pari Passu Lien Indebtedness, (b) in the case of any such enforcement of rights or exercise of remedies, to the payment of all costs and expenses incurred by such collateral agent or any of its related secured parties in respect of Pari Passu Lien Indebtedness in connection therewith and (c) in the case of any such payment pursuant to any such intercreditor agreement, to the payment of all costs and expenses incurred by such collateral agent or any of its related secured parties in enforcing its rights thereunder to obtain such payment,

2.	to the payment in full of the Pari Passu Lien Indebtedness of each class secured by a valid and perfected lien on such Shared Collateral at the time due and payable (the amounts so applied to be distributed, as among such classes of Pari Passu Lien Indebtedness, ratably in accordance with the amounts of the Pari Passu Lien Indebtedness of each such class on the date of such application), and

3.	after payment in full of all the Pari Passu Lien Indebtedness secured by such Shared Collateral, to the holders of junior liens on the Shared Collateral and thereafter, to the Company and the other Subsidiary Guarantors or their successors or assigns or as a court of competent jurisdiction may direct.

Nothing in the Intercreditor Agreement shall affect the ability of any of the Collateral Agent or any other collateral agent in respect of any other class of Pari Passu Lien Indebtedness or any of the secured parties in respect of any Pari Passu Lien Indebtedness

•	to enforce any rights and exercise any remedies with respect to any Shared Collateral available under the documents related to such Pari Passu Lien Indebtedness or applicable law or

•	to commence any action or proceeding with respect to such rights or remedies.

Notwithstanding the foregoing,

•	each collateral agent and its related secured parties shall remain subject to, and bound by, all covenants or agreements made in the Intercreditor Agreement,

•	each collateral agent has agreed, on behalf of itself and its related secured parties, that, prior to the commencement of any enforcement of rights or any exercise of remedies with respect to any

Shared Collateral by such collateral agent or any of its related secured parties, such collateral agent or its related secured party, as the case may be, shall provide written notice thereof to each other collateral agent as far in advance of such commencement as reasonably practicable, and shall consult with each collateral agent on a regular basis in connection with such enforcement or exercise, and

•

each collateral agent agrees, on behalf of itself and its related secured parties, that such collateral agent and its related secured parties shall cooperate in a commercially reasonable manner with each other collateral agent and its related secured parties in any enforcement of rights or any exercise of remedies with respect to any Shared Collateral.

With respect to any Shared Collateral in which a Lien can be perfected by the possession or control of such Shared Collateral or of any deposit, securities or other account in which such Shared Collateral is held, then the applicable collateral agent in respect of Pari Passu Lien Indebtedness that holds or controls such Shared Collateral shall also hold such Shared Collateral as gratuitous bailee and sub-agent for each other collateral agent in respect of Pari Passu Lien Indebtedness; provided that, for the avoidance of doubt, the collateral agent under the Credit Facility shall not and shall not be deemed to hold cash collateral granted to secure obligations in respect of letters of credit issued and outstanding under the Credit Facility as gratuitous bailee or sub-agent for the collateral agent under any other Pari Passu Lien Indebtedness. Any such collateral agent that holds Shared Collateral as gratuitous bailee and sub-agent shall be entitled to deal with the applicable pledged or controlled Shared Collateral as if the liens thereon of the collateral agent or secured parties of any other class of Pari Passu Lien Indebtedness did not exist; provided that any proceeds arising from such pledged or controlled Shared Collateral shall be subject to the waterfall provisions set forth in the third paragraph of this section.

The Intercreditor Agreement provides that each collateral agent will have the sole right to exercise any remedies under any control agreement over a deposit account of securities account to which it is party, provided, that the proceeds of any such exercise of remedies will be subject to the terms of the Intercreditor Agreement.

The Intercreditor Agreement shall not limit the Company’s ability to amend or refinance the notes, indebtedness outstanding under the Credit Facility or other Pari Passu Lien Indebtedness (although the Company will remain subject to the restrictions contained in the Credit Facility, the Indenture and the documents governing any other Pari Passu Lien Indebtedness).

Change of Control

If a Change of Control occurs, unless the Company has exercised its right to redeem all of the notes as described under “—Optional redemption,” each Holder will have the right to require the Company to repurchase all or any part (in integral multiples of $1,000 except that no note may be tendered in part if the remaining principal amount would be less than $2,000) of such Holder’s notes at a purchase price in cash equal to 101% of the principal amount of the notes plus accrued and unpaid interest, if any, and additional interest, if any, to, but excluding, the date of purchase (subject to the right of Holders of record on the relevant record date to receive interest due on the relevant Interest Payment Date).

Within 30 days following any Change of Control, the Company will mail a notice (the “Change of Control Offer”) to each Holder at the address appearing in the security register, with a copy to the Trustee, stating:

(1)	that a Change of Control Offer is being made and that such Holder has the right to require the Company to purchase such Holder’s notes at a purchase price in cash equal to 101% of the principal amount of such notes plus accrued and unpaid interest, if any, and additional interest, if any, to, but excluding, the date of purchase (subject to the right of Holders of record on a record date to receive interest on the relevant Interest Payment Date) (the “Change of Control Payment”);

(2)	the repurchase date (which shall be no earlier than 30 days nor later than 60 days from the date such notice is mailed) (the “Change of Control Payment Date”);

(3)	the procedures determined by the Company, consistent with the Indenture, that a Holder must follow in order to have its notes repurchased;

(4)	that any notes not tendered will continue to accrue interest in accordance with the terms of the Indenture;

(5)	that, unless the Company defaults in the payment of the Change of Control Payment, all notes accepted for payment pursuant to the Change of Control Offer will cease to accrue interest on the Change of Control Payment Date;

(6)	that Holders will be entitled to withdraw their election if the paying agent receives, not later than the close of business on the second Business Day preceding the Change of Control Payment Date, a facsimile transmission or letter setting forth the name of the Holder, the principal amount of the notes delivered for purchase and a statement that such Holder is unconditionally withdrawing its election to have such notes purchased; and

(7)	that Holders whose notes are being purchased only in part will be issued new notes equal in principal amount to the unpurchased portion of the notes surrendered, which unpurchased portion must be equal to $2,000 in principal amount or an integral multiple of $1,000 in excess thereof.

On the Change of Control Payment Date, the Company will, to the extent lawful:

(1)	accept for payment all notes or portions of notes properly tendered pursuant to the Change of Control Offer;

(2)	deposit with the paying agent an amount equal to the Change of Control Payment in respect of all notes or portions of notes so tendered; and

(3)	deliver or cause to be delivered to the Trustee the notes so accepted together with an Officers’ Certificate stating the aggregate principal amount of notes or portions of notes being purchased by the Company.

The paying agent will promptly mail to each Holder of notes so tendered the Change of Control Payment for such notes, and the Trustee will promptly authenticate and mail (or cause to be transferred by book entry) to each Holder a new note equal in principal amount to any unpurchased portion of the notes surrendered, if any; provided that each such new note will be in a principal amount of $2,000 or larger integral multiples of $1,000.

If the Change of Control Payment Date is on or after a record date and on or before the related Interest Payment Date, any accrued and unpaid interest, if any, and additional interest, if any, will be paid on the relevant Interest Payment Date to the Person in whose name a note is registered at the close of business on such record date, and no additional interest will be payable to Holders who tender pursuant to the Change of Control Offer.

The Change of Control provisions described above will be applicable whether or not any other provisions of the Indenture are applicable. Except as described above with respect to a Change of Control, the Indenture does not contain provisions that permit the Holders to require that the Company repurchase or redeem the notes in the event of a takeover, recapitalization or similar transaction.

The Company will not be required to make a Change of Control Offer upon a Change of Control if (1) a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture applicable to a Change of Control Offer made by the Company and purchases all notes validly tendered and not withdrawn under such Change of Control Offer or (2) a notice of redemption for all of the outstanding notes has been given pursuant to the Indenture unless and until there is a default in payment of the applicable redemption price, plus accrued and unpaid interest to, but excluding, the proposed redemption date. Notwithstanding anything to the contrary herein, a Change of

Control Offer may be made in advance of a Change of Control, conditional upon such Change of Control, if a definitive agreement is in place for the Change of Control at the time of making the Change of Control Offer.

The Company will comply, to the extent applicable, with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws or regulations thereunder in connection with the repurchase of notes pursuant to a Change of Control Offer. To the extent that the provisions of any securities laws or regulations conflict with provisions of the Indenture, the Company will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations described in the Indenture by virtue of the conflict.

The Change of Control provisions described above may deter certain mergers, tender offers and other takeover attempts involving the Company by increasing the capital required to effectuate such transactions. The definition of “Change of Control” includes a disposition of all or substantially all of the property and assets of the Company and its Restricted Subsidiaries taken as a whole to any Person. Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, in certain circumstances there may be a degree of uncertainty as to whether a particular transaction would involve a disposition of “all or substantially all” of the property or assets of a Person. As a result, it may be unclear as to whether a Change of Control has occurred and whether a Holder of notes may require the Company to make an offer to repurchase the notes as described above. Certain provisions under the Indenture relative to the Company’s obligation to make an offer to repurchase the notes as a result of a Change of Control may be waived or modified with the written consent of the Holders of a majority in principal amount of the notes.

We may be unable to repurchase the notes upon a Change of Control because we may not have sufficient funds available or we may be prohibited from doing so by the terms of our other indebtedness. The Credit Facility does not currently permit us to repurchase the notes upon a Change of Control. In addition, a transaction constituting a Change of Control may also constitute an Event of Default under the Credit Facility or under future credit agreements or agreements relating to Indebtedness to which we become a party. If a Change of Control were to occur, we may seek to obtain a waiver under our Credit Facility or refinance the Indebtedness under our Credit Facility. However, no assurance can be provided that we would be successful in obtaining any such waiver or refinancing, and if we were not successful the amounts outstanding under our Credit Facility may be declared immediately due and payable. See “Risk factors—Risk factors related to the notes—Upon a Change of Control, we may not have the funds necessary to finance the change of control offer required by the indenture governing the notes, which might violate the terms of the indenture.”

Certain covenants

Effectiveness of covenants

Following the first day:

(a)	the notes have an Investment Grade Rating from both of the Ratings Agencies; and

(b)	no Default has occurred and is continuing under the Indenture;

the Company and its Restricted Subsidiaries will not be subject to the provisions of the Indenture summarized under the headings below:

•	“—Certain covenants—Limitation on indebtedness,”

•	“—Certain covenants—Limitation on restricted payments,”

•	“—Certain covenants—Limitation on restrictions on distributions from restricted subsidiaries,”

•	“—Certain covenants—Limitation on sales of assets and subsidiary stock,”

•	“—Certain covenants—Future subsidiary guarantors,”

•	“—Certain covenants—Limitation on affiliate transactions” and

•	clause (4) of “—Merger and consolidation”

(collectively, the “Suspended Covenants”). Additionally, upon the commencement of a Suspension Period, the amount of Excess Proceeds will be reset to zero. If at any time the notes’ credit rating is downgraded from an Investment Grade Rating by any Rating Agency, then the Suspended Covenants will thereafter be reinstated as if such covenants had never been suspended (the “Reinstatement Date”) and be applicable pursuant to the terms of the Indenture (including in connection with performing any calculation or assessment to determine compliance with the terms of the Indenture), unless and until the notes subsequently attain an Investment Grade Rating and no Default or Event of Default is in existence (in which event the Suspended Covenants shall no longer be in effect for such time that the notes maintain an Investment Grade Rating); provided, however, that no Default, Event of Default or breach of any kind shall be deemed to exist or have occurred under the Indenture, the notes or the Subsidiary Guarantees with respect to the Suspended Covenants based on, and none of the Company or any of its Subsidiaries shall bear any liability for, any actions taken or events occurring during the Suspension Period (as defined below), or any actions taken at any time pursuant to any contractual obligation arising prior to the Reinstatement Date, regardless of whether such actions or events would have been permitted if the applicable Suspended Covenants remained in effect during such period. The period of time between the date of suspension of the covenants and the Reinstatement Date is referred to as the “Suspension Period.”

On the Reinstatement Date, all Indebtedness Incurred during the Suspension Period will be deemed to have been outstanding on the Issue Date, so that it is classified as permitted under clause (5) of the second paragraph of “—Certain covenants—Limitation on indebtedness.” Calculations made after the Reinstatement Date of the amount available to be made as Restricted Payments under “—Certain covenants—Limitation on restricted payments” will be made as though the covenants described under “—Certain covenants—Limitation on restricted payments” had been in effect since the Issue Date and throughout the Suspension Period. Accordingly, Restricted Payments made during the Suspension Period will reduce the amount available to be made as Restricted Payments under the first paragraph of “—Certain covenants— Limitation on restricted payments” to the extent such Restricted Payments were not otherwise permitted to be made pursuant to clauses (1) through (17) of the second paragraph under “—Certain covenants—Limitation on Restricted Payments;” provided that the amount available to be made as Restricted Payments on the Reinstatement Date pursuant to the first paragraph shall not be reduced below zero solely as a result of such Restricted Payments under “—Certain covenants—Limitation on Restricted Payments.”

During any period when the Suspended Covenants are suspended, the Board of Directors of the Company may not designate any of the Company’s Subsidiaries as Unrestricted Subsidiaries pursuant to the Indenture.

Limitation on indebtedness

The Company will not, and will not permit any of its Restricted Subsidiaries to Incur any Indebtedness (including Acquired Indebtedness); provided, however, that the Company and the Subsidiary Guarantors may Incur Indebtedness (including Acquired Indebtedness) if on the date thereof and, after giving effect thereto and the application of the proceeds thereof on a pro forma basis, the Consolidated Leverage Ratio for the Company and its Restricted Subsidiaries would be no greater than 5.5 to 1.00; provided, further, that if any such indebtedness is incurred by a Subsidiary Guarantor, either (x) on the date thereof and, after giving effect thereto and the application of the proceeds thereof on a pro forma basis the Priority Leverage Ratio would be no greater than 3.25 to 1.00 or (y) such indebtedness constitutes Guarantor Subordinated Obligations.

The first paragraph of this covenant will not prohibit the Incurrence of the following Indebtedness:

(1)	Indebtedness of the Company evidenced by the notes (other than additional notes) and any notes issued in exchange for the notes pursuant to the Registration Rights Agreement and Indebtedness of Subsidiary Guarantors evidenced by the Subsidiary Guarantees relating to the notes (other than additional notes) and any Guarantee of any such exchange notes;

(2)	Indebtedness Incurred pursuant to Debt Facilities in an aggregate principal amount not to exceed $525 million, at any time outstanding, less to the extent a permanent repayment or commitment reduction is required thereunder as a result of such application, the aggregate principal amount of all principal repayments following the Issue Date actually made under any Debt Facilities incurred in reliance on this clause (2) with Net Available Cash from Asset Dispositions;

(3)	Guarantees by (x) the Company or a Subsidiary Guarantor (including any Restricted Subsidiary the Company elects to cause to become a Subsidiary Guarantor in connection therewith) of Indebtedness permitted to be Incurred by the Company or a Restricted Subsidiary in accordance with the provisions of the Indenture; provided that in the case of any Guarantee by a Subsidiary Guarantor pursuant to this clause (3), either (x) on the date such indebtedness is initially incurred by the Company or a Restricted Subsidiary and, after giving effect thereto and the application of the proceeds thereof on a pro forma basis the Priority Leverage Ratio would be no greater than 3.25 to 1.00 or (y) such Guarantee constitutes Guarantor Subordinated Obligations, and (y) Non-Guarantor Subsidiaries of Indebtedness Incurred by Non-Guarantor Subsidiaries in accordance with the provisions of the Indenture;

(4)	Indebtedness of the Company owing to and held by any Restricted Subsidiary or Indebtedness of a Restricted Subsidiary owing to and held by the Company or any other Restricted Subsidiary; provided, however,

(a)	if the Company is the obligor on Indebtedness owing to a Non-Guarantor Subsidiary, such Indebtedness is expressly subordinated to the prior payment in full in cash of all obligations with respect to the notes;

(b)	if a Subsidiary Guarantor is the obligor on such Indebtedness and a Non-Guarantor Subsidiary is the obligee, such Indebtedness is subordinated in right of payment to the Subsidiary Guarantees of such Subsidiary Guarantor; and

(c)	(i) any subsequent issuance or transfer of Capital Stock or any other event that results in any such Indebtedness being beneficially held by a Person other than the Company or a Restricted Subsidiary of the Company; and

(ii) any subsequent sale or other transfer of any such Indebtedness to a Person other than the Company or a Restricted Subsidiary of the Company;

shall be deemed, in each case, to constitute an Incurrence of such Indebtedness by the Company or such Subsidiary, as the case may be;

(5)	any Indebtedness (other than the Indebtedness described in clauses (1) and (2)) outstanding on the Issue Date, and any Refinancing Indebtedness Incurred in respect of any Indebtedness described in clause (1), this clause (5) or clause (6) or Incurred pursuant to the first paragraph of this covenant;

(6)

Indebtedness of Persons Incurred and outstanding on the date on which such Person became a Restricted Subsidiary or was acquired by, or merged or consolidated with or into, the Company or any Restricted Subsidiary (other than Indebtedness Incurred in connection with, or in contemplation of, such acquisition, merger or consolidation); provided, however, that at the time such Person is acquired by, or merged or consolidated with, the Company or any Restricted Subsidiary and after giving effect to the Incurrence of such Indebtedness pursuant to this clause (6), either (i) the Company would have been able to incur $1.00 of additional Indebtedness pursuant to the first paragraph of this covenant;

(ii) the Consolidated Leverage Ratio for the Company and its Restricted Subsidiaries would be less than or equal to such Consolidated Leverage Ratio immediately prior to such acquisition; or (iii) the aggregate principal amount of such Indebtedness at any time outstanding incurred pursuant to this clause (iii) (together with all Refinancing Indebtedness in respect of Indebtedness previously Incurred pursuant to this clause (iii)) shall not exceed $25.0 million;

(7)	Indebtedness under Hedging Obligations; provided, however, that such Hedging Obligations are entered into to fix, manage or hedge interest rate, currency or commodity exposure of the Company or any Restricted Subsidiary and not for speculative purposes;

(8)	Purchase Money Indebtedness in an aggregate principal amount not to exceed $50.0 million at any one time outstanding pursuant to this clause (8);

(9)	Indebtedness Incurred by the Company or its Restricted Subsidiaries in respect of workers’ compensation claims, health, disability or other employee benefits or property, casualty or liability insurance, self-insurance obligations, performance, bid, surety, appeal and similar bonds and completion Guarantees (not for borrowed money) or security deposits, letters of credit, banker’s guarantees or banker’s acceptances, in each case in the ordinary course of business;

(10)	Indebtedness arising from agreements of the Company or a Restricted Subsidiary providing for indemnification, adjustment of purchase price, earn-outs or similar obligations, in each case, Incurred or assumed in connection with the acquisition or disposition of any business or assets of the Company or any business, assets or Capital Stock of a Subsidiary, other than Guarantees of Indebtedness Incurred by any Person acquiring all or any portion of such business, assets or Capital Stock for the purpose of financing such acquisition, provided that

(a)	the maximum aggregate liability in respect of all such Indebtedness shall at no time exceed the gross proceeds, including non-cash proceeds (the Fair Market Value of such non-cash proceeds being measured at the time received and without giving effect to subsequent changes in value), actually received by the Company and its Restricted Subsidiaries in connection with such disposition; and

(b)	such Indebtedness is not reflected on the balance sheet of the Company or any of its Restricted Subsidiaries (contingent obligations referred to in a footnote to financial statements and not otherwise reflected on the balance sheet will not be deemed to be reflected on such balance sheet for purposes of this clause (10));

(11)	Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument, including, but not limited to, electronic transfers, wire transfers and commercial card payments drawn against insufficient funds in the ordinary course of business (except in the form of committed or uncommitted lines of credit); provided, however, that such Indebtedness is extinguished within ten Business Days of Incurrence;

(12)	Indebtedness Incurred by the Company or any Restricted Subsidiary in connection with (i) insurance premium financing arrangements not to exceed $10.0 million at any one time outstanding or (ii) take-or-pay obligations in supply agreements incurred in the ordinary course of business;

(13)	Indebtedness owed on a short-term basis of no longer than 30 days to banks and other financial institutions Incurred in the ordinary course of business of the Company and its Restricted Subsidiaries with such banks or financial institutions that arises in connection with ordinary banking arrangements to provide treasury services or to manage cash balances of the Company and its Restricted Subsidiaries;

(14)	guarantees to suppliers or licensors (other than guarantees of Indebtedness) in the ordinary course of business;

(15)	Indebtedness of the Company or any Restricted Subsidiary to the extent that the Net Proceeds thereof are promptly deposited to defease the notes as set forth below under the heading “—Legal defeasance and covenant defeasance”;

(16)	Indebtedness of the Company or any Restricted Subsidiary consisting of Guarantees in respect of obligations of joint ventures; provided that the aggregate principal amount of the Indebtedness incurred pursuant to this clause (16) shall not exceed $20.0 million at any time outstanding; provided that in the case of any Guarantee by a Subsidiary Guarantor pursuant to this clause (16), either (x) on the date thereof and, after giving effect thereto and the application of the proceeds thereof on a pro forma basis the Priority Leverage Ratio would be no greater than 3.25 to 1.00 or (y) such Guarantee constitutes Guarantor Subordinated Obligations;

(17)	Indebtedness of the Company or any Restricted Subsidiary Incurred in connection with any Sale/Leaseback Transaction, in an aggregate principal amount not to exceed $75.0 million at any time outstanding; and

(18)	in addition to the items referred to in clauses (1) through (17) above, Indebtedness of the Company and its Restricted Subsidiaries in an aggregate outstanding principal amount which, when taken together with the principal amount of all other Indebtedness Incurred pursuant to this clause (18) and then outstanding, will not exceed $75.0 million at any time outstanding; provided that in the case of any incurrence of indebtedness by a Subsidiary Guarantor pursuant to this clause (18), either (x) on the date thereof and, after giving effect thereto and the application of the proceeds thereof on a pro forma basis the Priority Leverage Ratio would be no greater than 3.25 to 1.00 or (y) such indebtedness constitutes Guarantor Subordinated Obligations.

For purposes of determining compliance with, and the outstanding principal amount of any particular Indebtedness Incurred pursuant to and in compliance with, this covenant:

(1)	in the event that Indebtedness meets the criteria of more than one of the types of Indebtedness described in the second paragraph of this covenant or could be incurred pursuant to the first paragraph of this covenant, the Company, in its sole discretion, may divide and classify such item of Indebtedness (or any portion thereof) on the date of Incurrence and may later reclassify such item of Indebtedness (or any portion thereof) in any manner that complies with this covenant and only be required to include the amount and type of such Indebtedness once; provided that all Indebtedness outstanding on the Issue Date under the Credit Facility shall be deemed Incurred on the Issue Date under clause (2) of the second paragraph of this covenant and may not later be reclassified;

(2)	Guarantees of, or obligations in respect of letters of credit relating to, Indebtedness that is otherwise included in the determination of a particular amount of Indebtedness shall not be included;

(3)	if obligations in respect of letters of credit are Incurred pursuant to a Debt Facility and are being treated as Incurred pursuant to clause (2) of the second paragraph above and the letters of credit relate to other Indebtedness, then such other Indebtedness shall not be included;

(4)	the principal amount of any Disqualified Stock of the Company or a Restricted Subsidiary, or Preferred Stock of a Restricted Subsidiary that is not a Subsidiary Guarantor, will be equal to the greater of the maximum mandatory redemption or repurchase price (not including, in either case, any redemption or repurchase premium) or the liquidation preference thereof;

(5)	Indebtedness permitted by this covenant need not be permitted solely by reference to one provision permitting such Indebtedness but may be permitted in part by one such provision and in part by one or more other provisions of this covenant permitting such Indebtedness; and

(6)	the amount of Indebtedness issued at a price that is less than the principal amount thereof will be equal to the amount of the liability in respect thereof determined in accordance with GAAP.

Accrual of interest, accrual of dividends, the accretion of accreted value or the amortization of debt discount, the payment of interest in the form of additional Indebtedness and the payment of dividends in the form of additional shares of Preferred Stock or Disqualified Stock will not be deemed to be an Incurrence of Indebtedness for purposes of this covenant. The amount of any Indebtedness outstanding as of any date shall be (i) the accreted value thereof in the case of any Indebtedness issued with original issue discount or the aggregate principal amount outstanding in the case of Indebtedness issued with interest payable-in-kind, (ii) the principal amount or liquidation preference thereof, together with any interest thereon that is more than 30 days past due, in the case of any other Indebtedness, (iii) in the case of the guarantee by a specified Person of Indebtedness of another Person, the maximum liability to which the specified Person may be subject upon the occurrence of the contingency giving rise to the obligation and (iv) in the case of Indebtedness of others guaranteed solely by means of a Lien on any asset or property of the Company or any Restricted Subsidiary (and not to their other assets or properties generally), the lesser of (x) the Fair Market Value of such asset or property on the date on which such Indebtedness is Incurred and (y) the amount of the Indebtedness so secured.

In addition, the Company will not permit any of its Unrestricted Subsidiaries to Incur any Indebtedness or issue any shares of Disqualified Stock, other than Non-Recourse Debt. If at any time an Unrestricted Subsidiary becomes a Restricted Subsidiary, any Indebtedness of such Subsidiary shall be deemed to be Incurred by a Restricted Subsidiary as of such date (and, if such Indebtedness is not permitted to be incurred as of such date under this “—Limitation on indebtedness” covenant, the Company shall be in Default of this covenant).

For purposes of determining compliance with any U.S. dollar-denominated restriction on the Incurrence of Indebtedness, the U.S. dollar-equivalent principal amount of Indebtedness denominated in a foreign currency shall be calculated based on the relevant currency exchange rate in effect on the date such Indebtedness was Incurred, in the case of term indebtedness, or first committed, in the case of revolving credit Indebtedness; provided that if such Indebtedness is Incurred to Refinance other Indebtedness denominated in a foreign currency, and such Refinancing would cause the applicable U.S. dollar-denominated restriction to be exceeded if calculated at the relevant currency exchange rate in effect on the date of such refinancing, such U.S. dollar-denominated restriction shall be deemed not to have been exceeded so long as the principal amount of such Refinancing Indebtedness does not exceed the principal amount of such Indebtedness being Refinanced plus the amount of any reasonable premium (including reasonable tender premiums), defeasance costs and any reasonable fees and expenses incurred in connection with the issuance of such new Indebtedness. Notwithstanding any other provision of this covenant, the maximum amount of Indebtedness that the Company may Incur pursuant to this covenant shall not be deemed to be exceeded solely as a result of fluctuations in the exchange rate of currencies. The principal amount of any Indebtedness Incurred to Refinance other Indebtedness, if Incurred in a different currency from the Indebtedness being Refinanced, shall be calculated based on the currency exchange rate applicable to the currencies in which such Refinancing Indebtedness is denominated that is in effect on the date of such Refinancing.

Limitation on restricted payments

The Company will not, and will not permit any of its Restricted Subsidiaries, directly or indirectly, to:

(1)	declare or pay any dividend or make any distribution (whether made in cash, securities or other property) on or in respect of its Capital Stock (including any payment in connection with any merger or consolidation involving the Company or any of its Restricted Subsidiaries) other than:

(a)	dividends or distributions payable solely in Capital Stock of the Company (other than Disqualified Stock) or in options, warrants or other rights to purchase such Capital Stock of the Company; and

(b)	dividends or distributions by a Restricted Subsidiary payable to the Company or another Restricted Subsidiary (and if such Restricted Subsidiary is not a Wholly Owned Subsidiary, to its other holders of common Capital Stock on a pro rata basis or on a basis that results in the receipt by the Company or a Restricted Subsidiary of dividends or distributions of a greater value than it would receive on a pro rata basis);

(2)	purchase, redeem, retire or otherwise acquire for value any Capital Stock of the Company held by Persons other than the Company or a Restricted Subsidiary (other than in exchange for Capital Stock of the Company (other than Disqualified Stock));

(3)	make any principal payment on, or purchase, repurchase, redeem, defease or otherwise acquire or retire for value, prior to any scheduled maturity, scheduled repayment or scheduled sinking fund payment, any Subordinated Obligations, Guarantor Subordinated Obligations or Existing Notes other than the purchase, repurchase, redemption, defeasance or other acquisition of such Subordinated Obligations, Guarantor Subordinated Obligations or Existing Notes, as the case may be, in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case due within one year of the date of purchase, repurchase, redemption, defeasance or acquisition; or

(4)	make any Restricted Investment (all such payments and other actions referred to in clauses (1) through (4) (other than any exception thereto) shall be referred to as a “Restricted Payment”), unless, at the time of and after giving effect to such Restricted Payment:

(a)	no Default shall have occurred and be continuing (or would result therefrom);

(b)	immediately after giving effect to such transaction on a pro forma basis, the Company is able to Incur $1.00 of additional Indebtedness under the provisions of the first paragraph of the “—Limitation on indebtedness” covenant; and

(c)	the aggregate amount of such Restricted Payment and all other Restricted Payments declared or made subsequent to the Issue Date (excluding Restricted Payments made pursuant to clauses (1), (2), (3), (5), (6), (7), (8), (9), (10), (11), (12), (13), (14), (15), (16) and (17) of the next succeeding paragraph) would not exceed the sum of, without duplication:

(i)	the excess of (A) the Company’s cumulative Consolidated EBITDA (whether positive or negative) determined at the time of such Restricted Payment minus (A) 140% of the Company’s Consolidated Interest Expense, each determined for the period (taken as one accounting period) from the first day of the fiscal quarter in which the Issue Date occurs to the end of the Company’s most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment;

(ii)	100% of the aggregate Net Cash Proceeds and the Fair Market Value of marketable securities or other property received by the Company or a Restricted Subsidiary from the issue or sale of its Capital Stock (other than Disqualified Stock) or other capital contributions subsequent to the Issue Date, other than:

(A)	Net Cash Proceeds received from an issuance or sale of such Capital Stock to a Subsidiary of the Company or to an employee stock ownership plan, option plan or similar trust to the extent such sale to an employee stock ownership plan or similar trust is financed by loans from or Guaranteed by the Company or any Restricted Subsidiary unless such loans have been repaid with cash on or prior to the date of determination; and

(B)	Net Cash Proceeds received by the Company from the issue and sale of its Capital Stock to the extent applied to redeem notes in compliance with the provisions set forth under the second paragraph of the caption “—Optional redemption”;

(iii)	the amount by which Indebtedness of the Company and its Restricted Subsidiaries is reduced on the Company’s consolidated balance sheet upon the conversion or exchange subsequent to the Issue Date of any Indebtedness of the Company or its Restricted Subsidiaries for Capital Stock (other than Disqualified Stock) of the Company (less the amount of any cash, or the Fair Market Value of any other property, distributed by the Company upon such conversion or exchange);

(iv)	100% of the Net Cash Proceeds and the Fair Market Value of property other than cash and marketable securities from the sale or other disposition (other than to the Company or a Restricted Subsidiary) of Restricted Investments made after the Issue Date and redemptions and repurchases of such Restricted Investments from the Company or its Restricted Subsidiaries and repayment of Restricted Investments in the form of loans or advances from the Company and its Restricted Subsidiaries and releases of Guarantees that constitute Restricted Investments by the Company and its Restricted Subsidiaries (other than in each case to the extent the Restricted Investment was made pursuant to clause (12) of the next succeeding paragraph);

(v)	100% of the Net Cash Proceeds and the Fair Market Value of property other than cash and marketable securities received by the Company or its Restricted Subsidiaries from the sale (other than to the Company or a Restricted Subsidiary) of the stock of an Unrestricted Subsidiary (other than in each case to the extent the Investment in such Unrestricted Subsidiary was made by the Company or a Restricted Subsidiary pursuant to clause (12) of the next succeeding paragraph or to the extent such Investment constituted a Permitted Investment); and

(vi)	to the extent that any Unrestricted Subsidiary of the Company designated as such after the Issue Date is redesignated as a Restricted Subsidiary or any Unrestricted Subsidiary of the Company merges into or consolidates with the Company or any of its Restricted Subsidiaries or any Unrestricted Subsidiary transfers, dividends or distributes assets to the Company or a Restricted Subsidiary, in each case after the Issue Date, the Fair Market Value of such Subsidiary as of the date of such redesignation or such merger or consolidation, or in the case of the transfer, dividend or distribution of assets of an Unrestricted Subsidiary to the Company or a Restricted Subsidiary, the Fair Market Value of such assets of the Unrestricted Subsidiary, as determined at the time of the redesignation of such Unrestricted Subsidiary as a Restricted Subsidiary or at the time of such merger, consolidation or transfer, dividend or distribution of assets (other than an Unrestricted Subsidiary to the extent the Investment in such Unrestricted Subsidiary was made by a Restricted Subsidiary pursuant to clause (12) of the next succeeding paragraph or to the extent such Investment constituted a Permitted Investment).

The provisions of the preceding paragraph will not prohibit:

(1)	any purchase, repurchase, redemption, defeasance or other acquisition or retirement of Capital Stock, Disqualified Stock, Existing Notes, Subordinated Obligations or Guarantor Subordinated Obligations or any Restricted Investment made in exchange for, or out of the proceeds of the substantially concurrent sale of, Capital Stock of the Company (other than (x) Disqualified Stock and (y) Capital Stock issued or sold to a Subsidiary or an employee stock ownership plan or similar trust to the extent such sale to an employee stock ownership plan or similar trust is financed by loans from or Guaranteed by the Company or any Restricted Subsidiary unless such loans have been repaid with cash on or prior to the date of determination); provided, however, that the Net Cash Proceeds from such sale of Capital Stock will be excluded from clause (c)(ii) of the preceding paragraph;

(2)	any purchase, repurchase, redemption, defeasance or other acquisition or retirement of Existing Notes, Subordinated Obligations, Guarantor Subordinated Obligations made by exchange for, or out of the proceeds of the substantially concurrent Incurrence of Refinancing Indebtedness;

(3)	any purchase, repurchase, redemption, defeasance or other acquisition or retirement of Disqualified Stock of the Company or a Restricted Subsidiary made by exchange for or out of the proceeds of the substantially concurrent sale of Disqualified Stock of the Company or such Restricted Subsidiary, as the case may be, that, so long as such refinancing Disqualified Stock is permitted to be Incurred pursuant to the covenant described under “—Limitation on indebtedness”;

(4)	dividends paid within 90 days after the date of declaration if at such date of declaration such dividend would have complied with this provision;

(5)	the purchase, repurchase, redemption or other acquisition, cancellation or retirement for value of Capital Stock, or options, warrants, equity appreciation rights or other rights to purchase or acquire Capital Stock, of the Company held by any existing or former employees, management or directors of or consultants to the Company or any Subsidiary of the Company or their assigns, estates or heirs, in each case in connection with the repurchase provisions under employee stock option or stock purchase agreements or other compensatory agreements approved by the Board of Directors of the Company; provided that such purchases, repurchases, redemptions, acquisitions, cancellations or retirements pursuant to this clause will not exceed $5 million in the aggregate during any calendar year, although such amount in any calendar year (with any unused amounts in any year being available in succeeding years) may be increased by an amount not to exceed:

(a)	the Net Cash Proceeds from the sale of Capital Stock (other than Disqualified Stock) of the Company to existing or former employees or members of management of the Company or any of its Subsidiaries that occurs after the Issue Date, to the extent the cash proceeds from the sale of such Capital Stock have not otherwise been applied to the payment of Restricted Payments (provided that the Net Cash Proceeds from such sales or contributions will be excluded from clause (c)(ii) of the preceding paragraph); plus

(b)	the cash proceeds of key man life insurance policies received by the Company or its Restricted Subsidiaries after the Issue Date; less

(c)	the amount of any Restricted Payments previously made with the cash proceeds described in the clauses (a) and (b) of this clause (5);

(6)	the accrual, declaration and payment of dividends to holders of any class or series of Disqualified Stock of the Company issued in accordance with the terms of the Indenture;

(7)	repurchases or other acquisitions of Capital Stock deemed to occur (i) upon the exercise of stock options, warrants, restricted stock units or other rights to purchase Capital Stock or other convertible securities if such Capital Stock represents a portion of the exercise price thereof or conversion price thereof or (ii) in connection with withholdings or similar taxes payable by any future, present or former employee, director or officer;

(8)	the purchase, repurchase, redemption, defeasance or other acquisition or retirement for value of any Existing Notes, Subordinated Obligations or Guarantor Subordinated Obligations at a purchase price not greater than 101% of the principal amount of (plus accrued and unpaid interest on) such Existing Notes, Subordinated Obligation or Guarantor Subordinated Obligation in the event of a Change of Control in accordance with provisions similar to the “—Change of control” covenant; provided that, prior to or simultaneously with such purchase, repurchase, redemption, defeasance or other acquisition or retirement, the Company has made a Change of Control Offer under the Indenture and has completed the repurchase or redemption of all notes validly tendered for payment in connection with such Change of Control Offer under the Indenture;

(9)	cash payments in lieu of the issuance of fractional shares in connection with the exercise of warrants, options or other securities convertible into or exchangeable for Capital Stock of the Company or other exchanges of securities of the Company or a Restricted Subsidiary in exchange for Capital Stock of the Company;

(10)	the purchase, repurchase, redemption, acquisition or retirement of Existing Notes, Subordinated Obligations or Guarantor Subordinated Obligations with Unutilized Excess Proceeds remaining after an Asset Disposition Offer pursuant to the covenant described under “—Certain covenants—Limitation on sales of assets and subsidiary stock”;

(11)	the repurchase, redemption, acquisition or retirement of the Company’s 15.75% Senior Notes due 2014 with the proceeds of the notes as described under “Use of proceeds” in the offering memorandum relating to the notes;

(12)	other Restricted Payments in an aggregate amount, which, when taken together with all other Restricted Payments made pursuant to this clause (12) (as reduced by the amount of capital returned from any such Restricted Payments that constituted Restricted Investments in the form of cash and Cash Equivalents (exclusive of amounts included in clause (c)(i) of the preceding paragraph)) not to exceed $25.0 million;

(13)	the purchase of fractional shares of Capital Stock of the Company arising out of stock dividends, splits or combinations or mergers, consolidations or other acquisitions;

(14)	in connection with any acquisition by the Company or any of its Subsidiaries, the receipt or acceptance of the return to the Company or any of its Restricted Subsidiaries of Capital Stock of the Company constituting a portion of the purchase price consideration in settlement of indemnification claims or as a result of a purchase price adjustment (including earn outs or similar obligations);

(15)	the distribution of rights pursuant to any shareholder rights plan or the redemption of such for nominal consideration in accordance with the terms of any shareholder rights plan;

(16)	payments or distributions to stockholders pursuant to appraisal rights required under applicable law in connection with any merger, consolidation or other acquisition by the Company or any Restricted Subsidiary; or

(17)	the purchase, repurchase, redemption, defeasance, acquisition or retirement of the Company’s 4.625% Notes due November 1, 2014, so long as after giving effect to such purchase, repurchase, redemption, defeasance, acquisition or retirement, on a pro forma basis (including, without limitation, any Indebtedness incurred or anticipated to be incurred in connection with or in respect thereof) the Priority Leverage Ratio for the Company and its Restricted Subsidiaries would be no greater than 2.50 to 1.00.

provided, however, that at the time of and after giving effect to any Restricted Payment permitted under clauses (6), (10), (12), (16) and (17) no Default shall have occurred and be continuing or would occur as a consequence thereof.

The amount of all Restricted Payments (other than cash) will be the Fair Market Value on the date of such Restricted Payment of the assets or securities proposed to be paid, transferred or issued by the Company or such Restricted Subsidiary, as the case may be, pursuant to such Restricted Payment. The fair market value of any cash Restricted Payment shall be its face amount and any non-cash Restricted Payment shall be determined conclusively in Good Faith by the Company.

For purposes of determining compliance with this covenant, in the event that a proposed Restricted Payment (or portion thereof) meets the criteria of more than one of the categories of Restricted Payments described in clauses (1) through (17) above, or is entitled to be made pursuant to the first paragraph thereof, the Company will be entitled to divide and classify such Restricted Payment (or portion thereof) on the date of its payment in any manner that complies with this covenant.

If the Company or any Restricted Subsidiary makes a Restricted Investment or a Permitted Investment and the Person in which such Investment was made subsequently becomes a Restricted Subsidiary, to the extent such Investment resulted in a reduction of the amounts calculated under the first paragraph of this covenant or any other provision of this covenant or the definition of Permitted Investment (which was not subsequently reversed), then such amount shall be increased by the amount of such reduction to the extent of the lesser of (x) the amount of such Investment and (y) the Fair Market Value of such Investment at the time such Person becomes a Restricted Subsidiary.

As of the Issue Date, all of the Company’s Subsidiaries are Restricted Subsidiaries. The Company will not permit any Unrestricted Subsidiary to become a Restricted Subsidiary except pursuant to the last sentence of the definition of “Unrestricted Subsidiary.” For purposes of designating any Restricted Subsidiary as an Unrestricted Subsidiary, all outstanding Investments by the Company and its Restricted Subsidiaries (except to the extent repaid) in the Subsidiary so designated will be deemed to be Restricted Payments in an amount determined as set forth in the definition of “Investment.” Such designation will be permitted only if a Restricted Payment in such amount would be permitted at such time and if such Subsidiary otherwise meets the definition of an Unrestricted Subsidiary. Unrestricted Subsidiaries will not be subject to any of the restrictive covenants set forth in the Indenture.

Limitation on liens

The Company will not, and will not permit any of its Restricted Subsidiaries to create, incur or assume any Lien (other than Permitted Liens) that secures any Indebtedness on any asset or property of the Company or such Restricted Subsidiary or any income or profits therefrom, other than Liens securing Indebtedness that are expressly junior in priority to the Liens on such property or assets securing the Notes pursuant to a Permitted Junior Lien Intercreditor Agreement. Additionally, the Company will not, and will not permit any of its Restricted Subsidiaries to incur or suffer to exist any Lien (the “Initial Lien”) on any Excluded Property to secure any Pari Passu Lien Indebtedness (other than on cash collateral for letters of credit under the Credit Facility), unless the Company or such Restricted Subsidiary concurrently grants a Lien to the Collateral Agent to secure the notes ranking pari passu with such Lien securing such Pari Passu Lien Indebtedness; provided however, that any such Lien on Excluded Property created to secure the Notes pursuant to this sentence shall provide by its terms that upon the release and discharge of the Initial Lien on such Excluded Property by the collateral agent for the Pari Passu Lien Indebtedness secured by such Initial Lien, the Lien on such Excluded Property securing the notes shall be automatically and unconditionally released and discharged and the Company may take any action necessary to memorialize such release or discharge.

Limitation on restrictions on distributions from restricted subsidiaries

The Company will not, and will not permit any Restricted Subsidiary to create or otherwise cause or permit to exist any consensual encumbrance or consensual restriction on the ability of any Restricted Subsidiary to:

(1)	(A) pay dividends or make any other distributions on its Capital Stock to the Company or any of its Restricted Subsidiaries, or with respect to any other interest or participation in, or measured by, its profits, or (B) pay any Indebtedness or other obligations owed to the Company or any Restricted Subsidiary (it being understood that the priority of any Preferred Stock in receiving dividends or liquidating distributions prior to dividends or liquidating distributions being paid on Common Stock shall not be deemed a restriction on the ability to make distributions on Capital Stock);

(2)	make any loans or advances to the Company or any Restricted Subsidiary (it being understood that the subordination of loans or advances made to the Company or any Restricted Subsidiary to other Indebtedness Incurred by the Company or any Restricted Subsidiary shall not be deemed a restriction on the ability to make loans or advances); or

(3)	sell, lease or transfer any of its property or assets to the Company or any Restricted Subsidiary (it being understood that such transfers shall not include any type of transfer described in clause (1) or (2) above).

The preceding provisions will not prohibit encumbrances or restrictions existing under or by reason of:

(i)	any encumbrance or restriction pursuant to an agreement in effect at or entered into on the Issue Date, including, without limitation, the Indenture, the notes, the Subsidiary Guarantees, the Collateral Documents, the Intercreditor Agreement and the Credit Facility (and related documentation) in effect on such date;

(ii)	any encumbrance or restriction with respect to a Person or assets pursuant to an agreement in effect on or before the date on which such Person became a Restricted Subsidiary or was acquired by, merged into or consolidated with the Company or a Restricted Subsidiary (other than Capital Stock or Indebtedness Incurred as consideration in, or to provide all or any portion of the funds or credit support utilized to consummate, the transaction or series of related transactions pursuant to which such Person became a Restricted Subsidiary or was acquired by, merged into or consolidated with the Company or in contemplation of the transaction) or such assets were acquired by the Company or any Restricted Subsidiary; provided, that any such encumbrance or restriction shall not extend to any Person or the assets or property of the Company or any other Restricted Subsidiary other than the Person and its Subsidiaries or the assets and property so acquired and that, in the case of Indebtedness, was permitted to be Incurred pursuant to the Indenture;

(iii)	any encumbrance or restriction pursuant to an agreement effecting a Refinancing of Indebtedness incurred pursuant to an agreement referred to in clause (i) or (ii) of this paragraph or this clause (iii) or contained in any amendment, restatement, modification, renewal, supplement, refunding, replacement or Refinancing of an agreement referred to in clause (i) or (ii) of this paragraph or this clause (iii); provided, however, that the encumbrances and restrictions with respect to such Restricted Subsidiary contained in any such agreement are no less favorable (as determined in Good Faith by the Company) in any material respect, taken as a whole, to the Holders of the notes than the encumbrances and restrictions contained in such agreements referred to in clause (i) or (ii) of this paragraph on the Issue Date or the date such Restricted Subsidiary became a Restricted Subsidiary or was merged into or consolidated with a Restricted Subsidiary, whichever is applicable;

(iv)	in the case of clause (3) of the first paragraph of this covenant, encumbrances or restrictions arising in connection with Liens permitted to be Incurred under the provisions of the covenant described under “—Certain covenants—Limitation on liens” that apply only to the assets subject to such Liens;

(v)	Purchase Money Indebtedness and Capitalized Lease Obligations permitted under the Indenture, in each case, that impose encumbrances or restrictions of the nature described in clause (3) of the first paragraph of this covenant on the property so acquired;

(vi)	contracts for the sale of assets, including customary restrictions with respect to a Subsidiary of the Company pursuant to an agreement that has been entered into for the sale of all or a portion of the Capital Stock or assets of such Subsidiary;

(vii)	restrictions on cash or other deposits or net worth imposed by customers or lessors or required by insurance, surety or bonding companies under contracts entered into in the ordinary course of business;

(viii)	any customary provisions in joint venture agreements relating to joint ventures and other similar agreements entered into in the ordinary course of business, provided that if such joint venture is a Restricted Subsidiary, such provisions will not materially affect the Company’s ability to make anticipated principal or interest payments on the notes (as determined in Good Faith by the Company);

(ix)	any customary provisions in leases, subleases or licenses and other agreements entered into by the Company or any Restricted Subsidiary in the ordinary course of business;

(x)	encumbrances or restrictions arising or existing by reason of applicable law or any applicable rule, regulation, order, permit or grant;

(xi)	encumbrances or restrictions contained in or arising under indentures or debt instruments or other debt arrangements incurred or Preferred Stock issued by Subsidiary Guarantors in accordance with “—Certain covenants—Limitation on indebtedness” that are not more restrictive, taken as a whole (as determined in Good Faith by the Company), than those applicable to the Company in the Indenture and the Credit Facility on the Issue Date (which results in encumbrances or restrictions comparable to those applicable to the Company at a Restricted Subsidiary level);

(xii)	encumbrances or restrictions contained in or arising under indentures or other debt instruments or debt arrangements Incurred or Preferred Stock issued by Restricted Subsidiaries that are not Subsidiary Guarantors subsequent to the Issue Date pursuant to clauses (2), (5), (6), (7) and (14) of the second paragraph of “—Certain covenants— Limitation on indebtedness” by Restricted Subsidiaries, provided that such encumbrances and restrictions contained in any agreement or instrument will not materially affect the Company’s ability to make anticipated principal or interest payments on the notes (as determined in Good Faith by the Company); and

(xiii)	under any contract, instrument or agreement relating to Indebtedness of any Foreign Subsidiary which imposes restrictions solely on such Foreign Subsidiary and its Subsidiaries.

Limitation on sales of assets and subsidiary stock

(a)	The Company will not, and will not permit any of its Restricted Subsidiaries to, make any Asset Disposition following the Issue Date unless:

(i)	the Company or such Restricted Subsidiary, as the case may be, receives consideration at least equal to the Fair Market Value (such Fair Market Value to be determined as of the date of contractually agreeing to such Asset Disposition) of the assets subject to such Asset Disposition; and

(ii)	at least 75% of the consideration from such Asset Disposition received by the Company or such Restricted Subsidiary, as the case may be, is in the form of cash or Cash Equivalents.

The Company shall determine the Fair Market Value of any consideration from such Asset Disposition that is not cash of Cash Equivalents.

Any Net Available Cash received by the Company or any Restricted Subsidiary from any Asset Disposition shall be applied at the Company’s election:

(w)	in the case of any Asset Disposition by a Non-Guarantor Subsidiary or consisting of Capital Stock of a Non-Guarantor Subsidiary, to repay Indebtedness of a Non-Guarantor Subsidiary within 30 days of receipt of such Net Available Cash,

(x)	to reinvest in or acquire assets (including Capital Stock or other securities purchased in connection with the acquisition of Capital Stock or property of another Person that is or becomes a Restricted Subsidiary of the Company or that would constitute a Permitted Investment under clause (2) of the definition thereof) used or useful in a Related Business; provided that to the extent the assets subject to such Asset Disposition were Collateral, such newly acquired assets shall also be Collateral, or

(y)	during any fiscal year of the Company, to repay, prepay, purchase, redeem or otherwise acquire up to $10.0 million of Pari Passu Lien Indebtedness under the Credit Facility (and, if the Pari Passu

Lien Indebtedness so repaid, prepaid, purchased, redeemed or acquired, is under a revolving credit facility, effect a permanent reduction in the availability thereunder in an amount equal to the aggregate principal amount of Pari Passu Lien Indebtedness under such revolving credit facility so repaid, prepaid, purchased, redeemed or acquired).

All Net Available Cash that is not applied or invested (or committed pursuant to a written agreement to be applied or invested) as provided in subclause (w), (x) or (y) of the preceding paragraph within 365 days after receipt (or in the case of any amount committed to be so applied or reinvested, which are not actually so applied or reinvested within 180 days following such 365 day period) will be deemed to constitute “Excess Proceeds.” When the aggregate amount of Excess Proceeds exceeds $25.0 million, the Company will be required to make an offer (“Asset Disposition Offer”) to all Holders in an amount equal to the Notes First Lien Percentage (determined with respect to any Net Available Cash from any Asset Disposition included in such Excess Proceeds at the time of such Asset Disposition) of such Excess Proceeds to purchase the maximum principal amount of the notes (on a pro rata basis) that may be purchased out of the Note First Lien Percentage of such Excess Proceeds, at an offer price in cash equal to 100% of the principal amount of the notes, plus accrued and unpaid interest and additional interest, if any, thereon to, but excluding, the date of purchase (subject to the rights of Holders of record on any record date to receive payments of interest on the related Interest Payment Date), in accordance with the procedures set forth in the Indenture in integral multiples of $1,000 (except that no note will be purchased in part if the remaining principal amount would be less than $2,000). To the extent that the aggregate amount of notes so validly tendered and not properly withdrawn pursuant to an Asset Disposition Offer is less than the Notes First Lien Percentage of such Excess Proceeds, the Company may use any remaining portion of such Excess Proceeds that is not applied to purchase notes (“Un utilized Excess Proceeds”) for general corporate purposes, the repayment of Indebtedness or as otherwise required pursuant to its other contractual requirements, subject to the other covenants contained in the Indenture. If the aggregate principal amount of notes surrendered by Holders exceeds the Notes First Lien Percentage of such Excess Proceeds, the notes to be purchased shall be selected on a pro rata basis on the basis of the aggregate principal amount of tendered notes. Upon completion of such Asset Disposition Offer, the amount of Excess Proceeds shall be reset at zero. For the avoidance of doubt, the Company shall be permitted to apply Net Available Cash from any Asset Disposition (other than the Notes First Lien Percentage thereof) to repay, prepay redeem, purchase or otherwise acquire Pari Passu Lien Indebtedness at any time; provided that any such Pari Passu Lien Indebtedness shall be cancelled by the Company and deemed no longer outstanding; provided, further, that if the Pari Passu Lien Indebtedness so repaid, prepaid, purchased, redeemed or acquired, is under a revolving credit facility, the Company shall effect a permanent reduction in the availability thereunder in an amount equal to the aggregate principal amount of Pari Passu Lien Indebtedness under such revolving credit facility so repaid, prepaid, purchased, redeemed or acquired.

The Asset Disposition Offer will remain open for a period of 20 Business Days following its commencement, except to the extent that a longer period is required by applicable law (the “Asset Disposition Offer Period”). No later than five Business Days after the termination of the Asset Disposition Offer Period (the “Asset Disposition Purchase Date”), the Company will purchase the principal amount of notes required to be purchased pursuant to this covenant (the “Asset Disposition Offer Amount”) or, if less than the Asset Disposition Offer Amount has been so validly tendered and not properly withdrawn, all notes validly tendered in response to the Asset Disposition Offer.

If the Asset Disposition Purchase Date is on or after an interest record date and on or before the related Interest Payment Date, any accrued and unpaid interest will be paid on such Asset Disposition Purchase Date to the Person in whose name a note is registered at the close of business on such record date, and no additional interest will be payable to Holders who tender notes pursuant to the Asset Disposition Offer.

On or before the Asset Disposition Purchase Date, the Company will, to the extent lawful, accept for payment, on a pro rata basis to the extent necessary, the Asset Disposition Offer Amount of notes or portions of notes validly tendered and not properly withdrawn pursuant to the Asset Disposition Offer, or if less than the Asset Disposition Offer Amount has been validly tendered and not properly withdrawn, all notes validly tendered and not properly withdrawn, in each case in denominations of $1,000 (except that no note will be purchased in part if the remaining principal amount would be less than $2,000). The Company or the Paying Agent, as the case may be, will promptly (but in any case not later than five Business Days after termination of the Asset Disposition Offer Period) mail or deliver to each tendering Holder of notes an amount equal to the purchase price of the notes validly tendered and not properly withdrawn by such holder and accepted by the Company for purchase, and the Company will promptly issue a new note, and the Trustee, upon delivery of an Officers’ Certificate from the Company, will authenticate and mail or deliver such new note to such Holder, in a principal amount equal to any unpurchased portion of the note surrendered; provided that each such new note will be in a principal amount of $2,000 or an integral multiple of $1,000 in excess thereof. Any note not so accepted will be promptly mailed or delivered by the Company to the Holder thereof.

(b)	For the purposes of this covenant, the following are deemed to be cash: (x) the assumption of Indebtedness or other liabilities of the Company (other than Disqualified Stock, Subordinated Obligations, Existing Notes or Permitted Refinancing Indebtedness in respect of the Existing Notes) or Indebtedness or other liabilities of any Restricted Subsidiary (other than Guarantor Subordinated Indebtedness or Disqualified Stock of any Subsidiary Guarantor) and the release of the Company or such Restricted Subsidiary from all liability on such Indebtedness or liabilities in connection with such Asset Disposition, (y) securities, notes or similar obligations received by the Company or any Restricted Subsidiary from the transferee that are converted within 180 days by the Company or such Restricted Subsidiary into cash and (z) any Designated Non-cash Consideration received by the Company or any of its Restricted Subsidiaries in such Asset Disposition having an aggregate Fair Market Value (determined in Good Faith by the Company), taken together with all other Designated Non-cash Consideration received pursuant to this clause (z) that is at that time outstanding, not to exceed $50 million at the time of the receipt of such Designated Non-cash Consideration (with the Fair Market Value of each item of Designated Non-cash Consideration being measured at the time received and without giving effect to subsequent changes in value).

(c)	The Company will comply, to the extent applicable, with the requirements of Section 14(e) of the Exchange Act and any other securities laws or regulations in connection with the repurchase of notes pursuant to this covenant. To the extent that the provisions of any securities laws or regulations conflict with provisions of the “Limitation on sales of assets and subsidiary stock” covenant, the Company will comply with the applicable securities laws and regulations and will not be deemed to have breached obligations of the Company described under this covenant in the Indenture.

(d)	Pending the final application of any such Net Available Cash, the Company or its Restricted Subsidiaries may temporarily reduce revolving indebtedness under any Debt Facility or otherwise invest such Net Available Cash in Cash Equivalents.

Limitation on affiliate transactions

The Company will not, and will not permit any of its Restricted Subsidiaries to enter into or conduct any transaction (including the purchase, sale, lease or exchange of any property or the rendering of any service) with any Affiliate of the Company (an “Affiliate Transaction”) unless:

(1)	the terms of such Affiliate Transaction, when viewed together with any related Affiliate Transactions, are not materially less favorable to the Company or such Restricted Subsidiary, as the case may be, than those that could be obtained in a comparable transaction at the time of such transaction in arm’s-length dealings with a Person who is not an Affiliate;

(2)	in the event such Affiliate Transaction involves an aggregate consideration in excess of $10.0 million, the terms of such transaction have been approved by a majority of the disinterested members of the Board of Directors of the Company (and such majority determines that such Affiliate Transaction satisfies the criteria in clause (1) above); and

(3)

in the event such Affiliate Transaction involves an aggregate consideration in excess of $20.0 million, the Company has received a written opinion from an Independent Financial Advisor that such Affiliate

Transaction is fair, from a financial point of view, to the Company and the Restricted Subsidiaries, as applicable, or not materially less favorable than those that might reasonably have been obtained in a comparable transaction at such time on an arm’s-length basis from a Person that is not an Affiliate.

The preceding paragraph will not apply to:

(1)	any (i) Restricted Payment permitted to be made pursuant to the covenant described under “—Certain covenants—Limitation on restricted payments” and (ii) Permitted Investment in any Person that is an Affiliate of the Company solely as a result of ownership of Investments in such Person by the Company or any Restricted Subsidiary;

(2)	any issuance of securities, or other payments, awards or grants in cash, securities or otherwise pursuant to, or the funding of, employment agreements and other compensation arrangements, options to purchase Capital Stock of the Company pursuant to restricted stock plans, long-term incentive plans, stock appreciation rights plans, participation plans or similar employee benefits plans, pension plans or similar plans or agreements or arrangements approved by the Board of Directors of the Company;

(3)	loans or advances to employees, officers or directors of the Company or any Restricted Subsidiary of the Company in the ordinary course of business, in an aggregate amount outstanding at any time not in excess of $5 million (without giving effect to the forgiveness of any such loan);

(4)	any transaction between or among the Company and any Restricted Subsidiary or between or among Restricted Subsidiaries, and any Guarantees issued by the Company or a Restricted Subsidiary for the benefit of the Company or a Restricted Subsidiary;

(5)	the payment of reasonable and customary compensation (including fees, benefits, severance, change of control payments and incentive arrangements) to, and employee benefit arrangements, including, without limitation, split-dollar insurance policies, and indemnity or similar arrangements provided on behalf of, directors, officers, employees and agents of the Company or any Restricted Subsidiary, whether by charter, bylaw, statutory or contractual provisions;

(6)	the existence of, and the performance of obligations of the Company or any of its Restricted Subsidiaries under the terms of any agreement to which the Company or any of its Restricted Subsidiaries is a party as of or on the Issue Date, as these agreements may be amended, modified, supplemented, extended or renewed from time to time; provided, however, that any future amendment, modification, supplement, extension or renewal entered into after the Issue Date will be permitted to the extent that its terms, taken as a whole, are not more disadvantageous to the Holders of the notes in any material respect, as determined in Good Faith by the Company, than the terms of the agreements in effect on the Issue Date;

(7)	any agreement between any Person and an Affiliate of such Person existing at the time such Person is acquired by or merged with or into or consolidated with the Company or a Restricted Subsidiary; provided that such agreement was not entered into in contemplation of such acquisition, merger or consolidation, or any amendment thereto (so long as any such amendment is not disadvantageous in any material respect to the Holders, as determined in Good Faith by the Company, when taken as a whole as compared to the applicable agreement as in effect on the date of such acquisition or merger);

(8)	transactions with customers, clients, suppliers, joint venture partners or purchasers or sellers of goods or services, in each case in the ordinary course of the business of the Company and its Restricted Subsidiaries; provided that as determined in Good Faith by the Company, such transactions are on terms that are not materially less favorable to the Company or the relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction by the Company or such Restricted Subsidiary with an unrelated Person;

(9)	any purchases by the Company’s Affiliates of Indebtedness of the Company or any of its Restricted Subsidiaries the majority of which Indebtedness is placed with Persons who are not Affiliates; and

(10)	any issuance or sale of Capital Stock (other than Disqualified Stock) to Affiliates of the Company and the granting of registration and other customary rights in connection therewith or any contribution to the Capital Stock of the Company or any Restricted Subsidiary.

Reports

Notwithstanding that the Company may not be subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, the Company will provide to the Trustee and the registered Holders of the notes, within 15 days of the applicable time periods specified in the relevant forms: (1) all quarterly and annual financial information that would be required to be contained in a filing with the SEC on Forms 10-Q and 10-K if the Company were required to file such Forms (but without any requirement to provide separate financial statements of any Subsidiary of the Company), including a “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and, with respect to the annual information only, a report on the annual financial statements by the Company’s independent registered public accounting firm; and (2) all current reports that would be required to be filed with the SEC on Form 8-K if the Company were required to file such reports; provided that unless otherwise required to be provided to Holders, current reports will only be required with respect to the following Form 8-K Items (or its successor item): Item 1.01 (Entry into a Material Definitive Agreement), Item 1.02 (Termination of a Material Definitive Agreement), Item 1.03 (Bankruptcy or Receivership), Item 2.01 (Completion of Acquisition or Disposition of Assets), Item 2.03 (Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant), Item 2.04 (Triggering Events that Accelerate or Increase a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement), Item 2.05 (Costs Associated with Exit or Disposal Activities), Item 4.01 (Changes in Registrant’s Certifying Accountant), Item 4.02 (Non-Reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim Review), Item 5.01 (Changes in Control of Registrant), Items 5.02 (a), (b) and (c) (Departure of Directors or Principal Officers; Election of Directors; Appointment of Principal Officers; Compensatory Arrangements of Certain Officers) and Item 9.01 (Financial Statements and Exhibits, but only with respect to financial statements and pro forma financial information relating to transactions required to be reported pursuant to Item 2.01); provided however, that to the extent such reports are filed with the SEC and publicly available, such reports shall have been deemed to have been provided to the Holders and no additional copies need to be provided to the Holders, however, copies will still be delivered to the Trustee.

Additionally, the Company will cause such documents to be filed with the SEC unless the SEC will not accept such documents. The requirement for the Company to provide information may be satisfied by posting such reports, documents and information on its website within the time periods specified by this covenant; provided, however, that the Company will (upon request) provide one copy of the exhibits of the foregoing to the Trustee and will (upon request) provide additional copies of such exhibits to any Holder or prospective Holder.

If the Company has designated any of its Subsidiaries as Unrestricted Subsidiaries and such Unrestricted Subsidiaries, either individually or collectively, would otherwise have been a Significant Subsidiary, then the quarterly and annual financial information required by the preceding paragraph shall include a summary presentation, in the footnotes to the financial statements, of the financial condition and results of operations of the Company and its Restricted Subsidiaries.

In addition, the Company and the Subsidiary Guarantors have agreed that they will make available to the Holders and to prospective investors, upon the request of such Holders, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act to the extent such notes constitute “restricted securities” within the meaning of the Securities Act.

Merger and consolidation

The Company will not consolidate with or merge with or into (whether or not the Company is the surviving corporation), or sell, assign, convey, transfer, lease or otherwise dispose of all or substantially all of the properties and assets of the Company and its Restricted Subsidiaries, taken as a whole, in one or more related transactions, to, any Person unless:

(1)	if other than the Company, the resulting, surviving or transferee Person (the “Successor Company”) will be a corporation, partnership or limited liability company organized and existing under the laws of the United States of America, any State of the United States, the District of Columbia or any territory thereof;

(2)	the Successor Company (if other than the Company) and, in the case of a Successor Company that is not a corporation, a corporate co-issuer, assume pursuant to a supplemental indenture or other documentation instruments, executed and delivered to the Trustee, in forms reasonably satisfactory to the Trustee, all of the obligations of the Company under the notes, the Indenture, the Collateral Documents (as applicable) and the Intercreditor Agreement and, to the extent required by and subject to the limitations set forth in the Security Agreement, will cause such amendments, supplements or other instruments to be executed, filed and recorded in such jurisdictions as may be required by applicable law to preserve and protect the Lien on the Collateral owned by or transferred to the Successor Company, together with such financing statements or comparable documents to the extent required by and subject to the limitations set forth in the Security Agreement, as may be required to perfect any security interests in such Collateral which may be perfected by the filing of a financing statement or a similar document under the Uniform Commercial Code or other similar statute or regulation of the relevant states or jurisdictions;

(3)	immediately after giving effect to such transaction (and treating any Indebtedness which becomes an obligation of the Company, the Successor Company or any Restricted Subsidiary as a result of such transaction as having been Incurred by the Company, the Successor Company or such Restricted Subsidiary at the time of such transaction), no Default or Event of Default shall have occurred and be continuing;

(4)	immediately after giving pro forma effect to such transaction and any related financing transactions, as if such transactions had occurred at the beginning of the applicable four-quarter period, (i) the Company or the Successor Company, as applicable, would be able to Incur at least $1.00 of additional Indebtedness pursuant to the first paragraph of the “—Limitation on indebtedness” covenant or (ii) the Consolidated Leverage Ratio for the Successor Company and its Restricted Subsidiaries would be less than or equal to such Consolidated Leverage Ratio prior to such transaction;

(5)	if the Successor Person is not the Company, each Subsidiary Guarantor (unless it is the other party to the transactions above, in which case clause (1) shall apply) shall have by supplemental indenture confirmed that its Subsidiary Guarantee shall apply to such Person’s obligations in respect of the Indenture and the notes and its obligations under the Collateral Documents and the Intercreditor Agreement shall continue to be in effect and, to the extent required by and subject to the limitations set forth in the Security Agreement, shall cause such amendments, supplements or other instruments to be executed, filed, and recorded in such jurisdictions as may be required by applicable law to preserve and protect the Lien on the Collateral owned by such Subsidiary Guarantor, together with such financing statements or comparable documents to the extent required by and subject to the limitations set forth in the Security Agreement, as may be required to perfect any security interests in such Collateral which may be perfected by the filing of a financing statement or a similar document under the Uniform Commercial Code or other similar statute or regulation of the relevant states or jurisdictions; and

(6)	the Company shall have delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel, each stating that such consolidation, merger or transfer and such supplemental indenture (if any) comply with this covenant and, if any supplement to any Collateral Document is required in connection with such transaction, that such supplement complies with the applicable provisions of the Indenture.

Without compliance with the preceding clauses (3) and (4):

(1)	any Restricted Subsidiary may consolidate with, merge with or into or to the Company or a Subsidiary Guarantor so long as no Capital Stock of the Restricted Subsidiary is distributed to any Person other than the Company or a Subsidiary Guarantor, and

(2)	the Company may merge with an Affiliate of the Company solely for the purpose of reincorporating the Company in another jurisdiction to realize tax or other benefits, so long as the amount of Indebtedness of the Company and its Restricted Subsidiaries is not increased thereby; provided that, in the case of a Restricted Subsidiary that merges into the Company, the Company will not be required to comply with the preceding clause (6).

In addition, the Company will not permit any Subsidiary Guarantor to consolidate with or merge with or into (whether or not the Subsidiary Guarantor is the surviving corporation), or sell, assign, convey, transfer, lease, convey or otherwise dispose of all or substantially all of its properties and assets, in one or more related transactions, to any Person (other than to the Company or another Subsidiary Guarantor) unless:

(1)	if such entity remains a Subsidiary Guarantor, (a) the resulting, surviving or transferee Person (the “Successor Guarantor”) will be a corporation, partnership, trust or limited liability company organized and existing under the laws of the United States of America, any State of the United States, the District of Columbia or any other territory thereof; (b) the Successor Guarantor, if other than such Subsidiary Guarantor, expressly assumes in writing by supplemental indenture (and other applicable documents), executed and delivered to the Trustee, in form satisfactory to the Trustee, all the obligations of such Subsidiary Guarantor under the Subsidiary Guarantee, the Indenture, the Collateral Documents (as applicable), the Intercreditor Agreement and the Registration Rights Agreement and, to the extent required by and subject to the limitations set forth in the Security Agreement, shall cause such amendments, supplements or other instruments to be executed, filed and recorded in such jurisdictions as may be required by applicable law to preserve and protect the Lien on the Collateral owned by or transferred to the Successor Guarantor, together with such financing statements or comparable documents to the extent required by and subject to the limitations set forth in the Security Agreement, as may be required to perfect any security interests in such Collateral which may be perfected by the filing of a financing statement or a similar document under the Uniform Commercial Code or other similar statute or regulation of the relevant states or jurisdictions; (c) immediately after giving effect to such transaction (and treating any Indebtedness which becomes an obligation of the Successor Guarantor or any Restricted Subsidiary as a result of such transaction as having been Incurred by the Successor Guarantor or such Restricted Subsidiary at the time of such transaction), no Default of Event of Default shall have occurred and be continuing; and (d) the Company will have delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel, each stating that such consolidation, merger or transfer and such supplemental indenture (if any) comply with the indenture; and

(2)	if such transaction constitutes an Asset Disposition, the transaction is made in compliance with the covenant described under “—Certain covenants—Limitation on sales of assets and subsidiary stock” (it being understood that only such portion of the Net Available Cash as is required to be applied on the date of such transaction in accordance with the terms of the Indenture needs to be applied in accordance therewith at such time), to the extent applicable.

Notwithstanding the foregoing, any Subsidiary Guarantor may (i) merge with or into or transfer all or part of its properties and assets to another Subsidiary Guarantor or the Company or (ii) merge with a Restricted Subsidiary of the Company solely for the purpose of reincorporating the Subsidiary Guarantor in a State of the United States or the District of Columbia, as long as the amount of Indebtedness of such Subsidiary Guarantor and its Restricted Subsidiaries is not increased thereby.

Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, in certain circumstances there may be a degree of uncertainty as to whether a particular transaction would involve “all or substantially all” of the property or assets of a Person.

Upon satisfaction of the foregoing applicable conditions, the Company or the applicable Subsidiary Guarantor, as the case my be, will be released from its obligations under the Indenture and the Successor Company or the Successor Guarantor, as the case may be, will succeed to, and be substituted for, and may exercise every right and power of, the Company or a Subsidiary Guarantor, as the case may be, under the Indenture, the Collateral Documents (as applicable) and the Intercreditor Agreement, but, in the case of a lease of all or substantially all its assets, the predecessor Company will not be released from the obligation to pay the principal of and interest on the notes and a Subsidiary Guarantor will not be released from its obligations under its Subsidiary Guarantee.

Solely for the purpose of computing amounts described in clauses (c)(i), (c)(ii), (c)(iii) and (c)(iv) of the covenant described under “—Limitation on restricted payments,” the Successor Company shall only be deemed to have succeeded and be substituted for the Company with respect to periods subsequent to the effective time of such merger, consolidation, combination or transfer of assets.

Future subsidiary guarantors

The Company will cause (i) each Wholly Owned Subsidiary (other than a Foreign Subsidiary) that is formed or acquired following the Issue Date and (ii) any other Subsidiary that Incurs Indebtedness in reliance on clause (2) of the second paragraph under the “—Limitation on indebtedness” covenant to execute and deliver to the Trustee a supplemental indenture pursuant to which such Restricted Subsidiary will unconditionally Guarantee, on a joint and several basis, the full and prompt payment of the principal of, premium, if any, and interest in respect of the notes on a senior secured basis (to the extent provided in the Collateral Documents) and all other obligations under the Indenture; provided that any Wholly Owned Subsidiary that constitutes an Immaterial Subsidiary need not become a Subsidiary Guarantor until such time as it ceases to be an Immaterial Subsidiary.

The obligations of each Subsidiary Guarantor are limited to the maximum amount as will, after giving effect to all other contingent and fixed liabilities of such Subsidiary Guarantor (including, without limitation, any Guarantees under the Credit Facility) and after giving effect to any collections from or payments made by or on behalf of any other Subsidiary Guarantor in respect of the obligations of such other Subsidiary Guarantor under its Subsidiary Guarantee or pursuant to its contribution obligations under the Indenture, result in the obligations of such Subsidiary Guarantor under its Subsidiary Guarantee not constituting a fraudulent conveyance or fraudulent transfer under federal or state law.

Each Restricted Subsidiary that becomes a Subsidiary Guarantor on or after the Issue Date shall also become a party to the applicable Collateral Documents and the Intercreditor Agreement and, to the extent required by the Security Agreement, shall as promptly as practicable execute and deliver such security instruments, financing statements and certificates as may be necessary to vest in the Collateral Agent a perfected first priority security interest on a pari passu basis with the Liens securing any Pari Passu Lien Indebtedness (subject to Permitted Liens) in properties and assets that constitute Collateral as security for the notes or the Subsidiary Guarantees and as may be necessary to have such property or asset added to the applicable Collateral as required under the Collateral Documents and the Indenture, and thereupon all provisions of the Indenture relating to the Collateral shall be deemed to relate to such properties and assets to the same extent and with the same force and effect.

Limitation on lines of business

The Company will not, and will not permit any Restricted Subsidiary to, engage in any business other than a Related Business.

Payments for consent

The Company will not, and will not permit any of its Subsidiaries to pay or cause to be paid any consideration to or for the benefit of any Holder of any notes for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the Indenture or the notes unless such consideration is offered to be paid and is paid to all Holders of the notes that consent, waive or agree to amend in the time frame set forth in the solicitation documents relating to such consent, waiver or amendment.

Events of default

Each of the following is an Event of Default:

(1)	default in any payment of interest on any note when due, and the continuance of such default for 30 days;

(2)	default in the payment of principal of or premium, if any, on any note when due at its Stated Maturity, upon optional redemption, upon required repurchase, upon declaration of acceleration or otherwise;

(3)	failure by the Company to comply with its obligations under “—Certain covenants—Merger and consolidation” or “Change of control”;

(4)	failure by the Company to comply for 45 days after notice as provided below with any of its obligations under the covenants described under “—Certain covenants” above (in each case, other than matters that would constitute an Event of Default under clause (3) above);

(5)	failure by the Company or any Subsidiary Guarantor to comply for 60 days after notice as provided below with its other agreements (except as provided in clauses (1) through (4) above) contained in the Indenture or under the notes or the Collateral Documents;

(6)	default under any mortgage, indenture or instrument under which there is issued or by which there is secured or evidenced any indebtedness for money borrowed by the Company or any of its Restricted Subsidiaries (or the payment of which is guaranteed by the Company or any of its Restricted Subsidiaries), other than Indebtedness owed to the Company or a Restricted Subsidiary, whether such indebtedness or Guarantee now exists, or is created after the Issue Date, which default:

(a)	is caused by a failure to pay principal on such Indebtedness at its final stated maturity within the grace period provided in the agreements or instruments governing such Indebtedness (“payment default”); or

(b)	results in the acceleration of such Indebtedness prior to its stated final, maturity (the “cross-acceleration provision”);

and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such indebtedness under which there has been a payment default or the maturity of which has been so accelerated, aggregates $50.0 million or more;

(7)	certain events of bankruptcy, insolvency or reorganization of the Company or a Significant Subsidiary or group of Restricted Subsidiaries that, taken together (as of the latest audited consolidated financial statements for the Company and its Restricted Subsidiaries), would constitute a Significant Subsidiary (the “bankruptcy provisions”);

(8)	failure by the Company or any Significant Subsidiary or group of Restricted Subsidiaries that, taken together (as of the latest audited consolidated financial statements for the Company and its Restricted Subsidiaries), would constitute a Significant Subsidiary to pay final and non-appealable judgments aggregating in excess of $50.0 million (net of any amounts that are covered by insurance issued by a reputable and creditworthy insurance company (as determined in the Good Faith by the Company) that has not contested coverage), which judgments remain unsatisfied or undischarged for any period of 60 consecutive days during which a stay of enforcement of such judgments shall not be in effect (the “judgment default provision”);

(9)	any Subsidiary Guarantee of a Significant Subsidiary or group of Restricted Subsidiaries that taken together as of the latest audited consolidated financial statements for the Company and its Restricted Subsidiaries would constitute a Significant Subsidiary ceases to be in full force and effect (except as contemplated by the terms of the Indenture and the Subsidiary Guarantees) or is declared null and void in a judicial proceeding or any Subsidiary Guarantor that is a Significant Subsidiary or group of Subsidiary Guarantors that taken together as of the latest audited consolidated financial statements of the Company and its Restricted Subsidiaries would constitute a Significant Subsidiary denies or disaffirms its obligations under the Indenture, its Subsidiary Guarantee, any Collateral Document or the Intercreditor Agreement and the Company fails to cause such Restricted Subsidiary or Restricted Subsidiaries, as the case may be, to rescind such denials or disaffirmations within 30 days; and

(10)	with respect to any Collateral having a fair market value in excess of $10.0 million, individually or in the aggregate, (A) the failure of the security interest with respect to such Collateral under the Collateral Documents, at any time, to be in full force and effect for any reason other than in accordance with the terms of the Collateral Documents and the terms of the Indenture or the Intercreditor Agreement, as applicable, and other than the satisfaction in full of all obligations under the Indenture and discharge of the Indenture if such failure continues for 60 days or (B) the assertion by the Company or any Subsidiary Guarantor, in any pleading in any court of competent jurisdiction, that any such security interest is invalid or unenforceable, except in each case for the failure or loss of perfection resulting from the failure of the Collateral Agent to make filings, renewals and continuations (or other equivalent filings) which are required to be made or the failure of the Collateral Agent to maintain possession of certificates actually delivered to it representing securities pledged under the Collateral Documents if such assertion is not rescinded within 30 days.

However, a default under clause (4), (5) or (10)(A) or (B) of this paragraph will not constitute an Event of Default until the Trustee or the Holders of 25% in principal amount of the outstanding notes notify the Company of the default and the Company does not cure such default within the time specified in clause (4), (5) or (10)(A) or (B) of this paragraph after receipt of such notice.

If an Event of Default (other than an Event of Default described in clause (7) above with respect to the Company) occurs and is continuing, the Trustee by notice in writing specifying the Event of Default and that it is a “notice” to the Company, or the Holders of at least 25% in principal amount of the outstanding notes by notice to the Company and the Trustee, may, and the Trustee at the request of such Holders shall, declare the principal of, premium, if any, and accrued and unpaid interest, if any, on all the notes to be due and payable. Upon such a declaration, such principal, premium and accrued and unpaid interest will be due and payable immediately. In the event of a declaration of acceleration of the notes because an Event of Default described in clause (6) above has occurred and is continuing, the declaration of acceleration of the notes shall be automatically annulled if the default triggering such Event of Default pursuant to clause (6) shall be remedied or cured by the Company or a Restricted Subsidiary or waived by the holders of the relevant indebtedness within 30 days after the declaration of acceleration with respect thereto and if (1) the annulment of the acceleration of the notes would not conflict with any judgment or decree of a court of competent jurisdiction and (2) all existing Events of Default, except nonpayment of principal, premium or interest on the notes that became due solely because of the acceleration of the notes, have been cured or waived. If an Event of Default described in clause (7) above occurs and is continuing with respect to the Company, the principal of, premium, if any, and accrued and unpaid interest on all the notes will become and be immediately due and payable without any declaration or other act on the part of the Trustee or any Holders. The Holders of a majority in principal amount of the outstanding notes may waive all past defaults (except with respect to nonpayment of principal, premium or interest) and rescind any such acceleration with respect to the notes and its consequences if (1) rescission would not conflict with any judgment or decree of a court of competent jurisdiction and (2) all existing Events of Default, other than the nonpayment of the principal of, premium, if any, and interest on the notes that have become due solely by such declaration of acceleration, have been cured or waived.

Subject to the provisions of the Indenture relating to the duties of the Trustee or the Collateral Agent, if an Event of Default occurs and is continuing, the Trustee or the Collateral Agent will be under no obligation to exercise any of the rights or powers under the Indenture, the notes, the Subsidiary Guarantees, the Collateral Documents and the Intercreditor Agreement at the request or direction of any of the Holders unless such Holders have offered to the Trustee or the Collateral Agent indemnity or security reasonably satisfactory to it against any loss, liability or expense. Except to enforce the right to receive payment of principal, premium, if any, or interest when due, no Holder may pursue any remedy with respect to the Indenture or the notes unless:

(1)	such Holder has previously given the Trustee notice that an Event of Default is continuing;

(2)	Holders of at least 25% in principal amount of the outstanding notes have requested the Trustee to pursue the remedy;

(3)	such Holders have offered the Trustee security or indemnity reasonably satisfactory to it against any loss, liability or expense;

(4)	the Trustee has not complied with such request within 60 days after the receipt of the request and the offer of security or indemnity; and

(5)	the Holders of a majority in principal amount of the outstanding notes have not given the Trustee a direction that, in the opinion of the Trustee, is inconsistent with such request within such 60-day period.

Notwithstanding the foregoing, in no event may any Holder enforce any Lien of the Collateral Agent pursuant to the Collateral Documents. The Collateral Agent’s ability to foreclose upon and sell the Collateral upon an Event of Default will be subject to the terms of the Intercreditor Agreement and limitations under bankruptcy and local laws.

Notwithstanding the foregoing, if the Company so elects, the sole remedy of the Holders for a failure to comply with any obligations the Company may have or is deemed to have pursuant to Section 314(a)(1) of the Trust Indenture Act or to the Company’s failure to comply with the covenant described in “—Certain covenants—Reports,” will for the first 180 days after the occurrence of such failure consist exclusively of the right to receive additional interest on the Notes at a rate per annum: (i) equal to 0.25% for the first 90 days after the occurrence of such failure and (ii) equal to 0.50% from the 91st day to, and including, the 180th day after the occurrence of such failure, which we call additional interest. The additional interest will accrue on all outstanding notes from and including the date on which such failure first occurs until such violation is cured or waived and shall be payable on each relevant Interest Payment Date to Holders of record on the regular record date immediately preceding the Interest Payment Date. On the 181st day after such failure (if such violation is not cured or waived prior to such 181st day), such failure will then constitute an Event of Default without any further notice or lapse of time and the notes will be subject to acceleration as provided above.

Subject to certain restrictions, the Holders of a majority in principal amount of the outstanding notes are given the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or the Collateral Agent or of exercising any trust or power conferred on the Trustee or the Collateral Agent. The Indenture provides that in the event an Event of Default has occurred and is continuing, the Trustee will be required in the exercise of its powers to use the degree of care that a prudent person would use in the conduct of its own affairs. The Trustee and the Collateral Agent, as the case may be, however, may refuse to follow any direction that conflicts with law or the Indenture, the notes, the Subsidiary Guarantees, the Collateral Documents or the Intercreditor Agreement or that the Trustee or the Collateral Agent determines is unduly prejudicial to the rights of any other Holder or that would involve the Trustee or the Collateral Agent in personal liability. Prior to taking any action under the Indenture, the Trustee and the Collateral Agent will be entitled to indemnification satisfactory to it in its sole discretion against all losses and expenses caused by taking or not taking such action.

The Indenture provides that if a Default occurs and is continuing and is known to the Trustee, the Trustee must mail to each Holder notice of the Default within 90 days after it occurs. Except in the case of a

Default in the payment of principal of, premium, if any, or interest on any Note, the Trustee may withhold notice if and so long as a committee of Trust Officers of the Trustee in good faith determines that withholding notice is in the interests of the Holders. In addition, the Company is required to deliver to the Trustee, within 120 days after the end of each fiscal year (commencing with the fiscal year ending December 26, 2010), a certificate indicating whether the signers thereof know of any Default that occurred during the previous year. The Company also is required to deliver to the Trustee, within 30 days after the knowledge thereof if such event is still continuing, written notice of any events which would constitute certain Defaults, their status and what action the Company is taking or proposing to take in respect thereof.

Amendments and waivers

Subject to certain exceptions, the Indenture, the notes, the Subsidiary Guarantees, the Collateral Documents and the Intercreditor Agreement may be amended or supplemented with the consent of the Holders of a majority in principal amount of the notes then outstanding (including without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, notes) and, subject to certain exceptions, any past default or compliance with any provisions may be waived with the consent of the Holders of a majority in principal amount of the notes then outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, notes). However, without the consent of each Holder of an outstanding note affected, no amendment, supplement or waiver may, among other things:

(1)	reduce the principal amount of notes whose Holders must consent to an amendment;

(2)	reduce the rate of or extend the stated time for payment of interest or additional interest, if any, on any note;

(3)	reduce the principal of or extend the Stated Maturity of any note;

(4)	waive a Default or Event of Default in the payment of principal of, or interest or premium, if any, on the notes issued thereunder (except a rescission of acceleration of the notes issued thereunder by the Holders of at least a majority in aggregate principal amount of the notes issued thereunder with respect to a nonpayment default and a waiver of the payment default that resulted from such acceleration);

(5)	reduce the premium payable upon the redemption or repurchase of any note or change the time at which any note may be redeemed or repurchased as described above under “—Optional redemption” or, after a Change of Control has occurred, “—Change of control” whether through an amendment or waiver of provisions in the covenants or otherwise;

(6)	make any note payable in a currency other than that stated in the note;

(7)	impair the right of any Holder to receive payment of principal, premium, if any, and interest on such Holder’s notes on or after the due dates therefor or to institute suit for the enforcement of any payment on or with respect to such Holder’s notes;

(8)	make any change in the amendment provisions that require each Holder’s consent or in the waiver provisions;

(9)	modify the Subsidiary Guarantees of any Significant Subsidiary or group of Subsidiary Guarantors that, taken together (as of the latest audited consolidated financial statements for the Company and its Restricted Subsidiaries), would constitute a Significant Subsidiary in any manner, taken as a whole, materially adverse to the Holders; or

(10)	release any Subsidiary Guarantor that is a Significant Subsidiary or group of Subsidiary Guarantors that, taken together (as of the latest audited consolidated financial statements for the Company and its Restricted Subsidiaries), would constitute a Significant Subsidiary from any of its obligations under its Subsidiary Guarantee or the Indenture, except in compliance with the terms thereof.

In addition, without the consent of the Holders of at least 66% in principal amount of notes then outstanding, no amendment, supplement or waiver may (1) modify any Collateral Document or the provisions in the Indenture dealing with Collateral Documents or application of trust moneys in any manner, taken as a whole, materially adverse to the Holders or otherwise release any Collateral from the Liens of the Collateral Documents other than in accordance with the Indenture, the Collateral Documents and the Intercreditor Agreement or (2) modify the Intercreditor Agreement in any manner adverse to the Holders in any material respect other than in accordance with the terms of the Indenture, the Collateral Documents and the Intercreditor Agreement.

Notwithstanding the foregoing, without the consent of any Holder, the Company, the Subsidiary Guarantors and the Trustee may amend the Indenture, the notes, the Subsidiary Guarantees, the Collateral Documents and the Intercreditor Agreement to:

(1)	cure any ambiguity, omission, defect or inconsistency;

(2)	provide for the assumption by a successor corporation of the obligations of the Company or any Subsidiary Guarantor under the Indenture, the notes, the Subsidiary Guarantees, the Collateral Documents and the Intercreditor Agreement;

(3)	provide for uncertificated notes in addition to or in place of certificated notes (provided that the uncertificated notes are issued in registered form for purposes of Section 163(f) of the Code, or in a manner such that the uncertificated notes are described in Section 163(f)(2)(B) of the Code);

(4)	add Guarantees with respect to the notes or release a Subsidiary Guarantor from its obligations under its Subsidiary Guarantee in accordance with the applicable provisions of the Indenture;

(5)	add additional assets as Collateral to secure the notes and Subsidiary Guarantees;

(6)	release Liens in favor of the Collateral Agent in the Collateral as provided under “Security—Use and release of collateral,” or otherwise in accordance with the terms of the Indenture, Collateral Documents or the Intercreditor Agreement;

(7)	add to the covenants of the Company for the benefit of the Holders, add Events of Default or surrender any right or power conferred upon the Company;

(8)	make any change that does not adversely affect the rights of any Holder in any material respect;

(9)	comply with any requirement of the SEC in connection with the qualification of the Indenture under the Trust Indenture Act;

(10)	provide for the appointment of a successor trustee; provided that the successor trustee is otherwise qualified and eligible to act as such under the terms of the Indenture; or provide for the appointment of a successor Collateral Agent;

(11)	enter into a Permitted Junior Lien Intercreditor Agreement;

(12)	conform the text of the Indenture, the notes or the Subsidiary Guarantees to any provision of this “Description of notes” to the extent that such provision in this “Description of notes” is intended to be a verbatim recitation of a provision of the Indenture, the notes or the Subsidiary Guarantees; or

(13)	to provide for or confirm the issuance of additional notes in accordance with the terms of the Indenture.

In addition, no consent of the Holders will be required under the Collateral Documents and the Intercreditor Agreement to any amendments and other modifications to the Collateral Documents and the Intercreditor Agreement (A) to add other parties (or any authorized agent thereof or trustee therefor) holding Pari Passu Lien Indebtedness that are Incurred in compliance with the Indenture and the Collateral Documents, (B) to establish that the Liens on any Collateral securing such Pari Passu Lien Indebtedness shall be pari passu under the Intercreditor Agreement with the Liens on such Collateral securing the Obligations under the Indenture and the notes, all on the terms provided for in the Intercreditor Agreement as in effect immediately prior to such amendment or other modification and (C) to provide that the Liens securing the Notes are senior to the Liens securing other Indebtedness pursuant to the terms of a Permitted Junior Lien Intercreditor Agreement.

The Trustee and the Collateral Agent shall be entitled to rely upon an Officers’ Certificate and an Opinion of Counsel certifying that such Pari Passu Lien Indebtedness was issued or borrowed in compliance with the Indenture and the Collateral Documents.

The consent of the Holders is not necessary under the Indenture to approve the particular form of any proposed amendment or supplement. It is sufficient if such consent approves the substance of the proposed amendment or supplement. A consent to any amendment, supplement or waiver under the Indenture by any Holder of notes given in connection with a tender of such Holder’s notes will not be rendered invalid by such tender. After an amendment or supplement under the Indenture, the Collateral Documents or the Intercreditor Agreement becomes effective, the Company is required to mail to the Holders a notice briefly describing such amendment or supplement. However, the failure to give such notice to all the Holders, or any defect in the notice will not impair or affect the validity of the amendment or supplement.

Legal defeasance and covenant defeasance

The Company may, at its option and at any time, elect to have all of its obligations and the obligations of the Subsidiary Guarantors discharged with respect to the outstanding notes issued under the Indenture (“legal defeasance”) except for:

(1)	the rights of Holders to receive payments in respect of the principal of, or interest or premium, if any, on such notes when such payments are due from the trust referred to below;

(2)	the Company’s obligations with respect to the notes issued thereunder concerning issuing temporary notes, registration of notes, mutilated, destroyed, lost or stolen notes and the maintenance of an office or agency for payment and money for security payments held in trust;

(3)	the rights, powers, trusts, duties and immunities of the Trustee, and the Company’s obligations in connection therewith; and

(4)	the legal defeasance provisions of the Indenture.

If the Company exercises the legal defeasance or covenant defeasance option, the Liens on the Collateral will be released and Subsidiary Guarantees in effect at such time will terminate.

The Company at any time may terminate its obligations described under “—Change of control” and under the covenants described under “—Certain covenants” (other than “—Certain covenants—Merger and consolidation”), the operation of the cross-default upon a payment default, cross-acceleration provisions, the bankruptcy provisions with respect to Significant Subsidiaries and the judgment default provision described under “—Events of default” above and the limitations contained in clause (4) of the first paragraph under “—Certain covenants— Merger and consolidation” above (“covenant defeasance”).

The Company may exercise its legal defeasance option notwithstanding its prior exercise of its covenant defeasance option. If the Company exercises its legal defeasance option, payment of the notes may not be accelerated because of an Event of Default with respect to the notes. If the Company exercises its covenant defeasance option, payment of the notes may not be accelerated because of an Event of Default specified in clause (4), (5), (6), (7) (with respect only to Significant Subsidiaries), (8), (9) or (10) under “—Events of default” above or because of the failure of the Company to comply with clause (4) of the first paragraph under “Certain covenants—Merger and consolidation” above.

In order to exercise either legal defeasance or covenant defeasance under the Indenture:

(1)	the Company must irrevocably deposit with the Trustee, in trust, for the benefit of the Holders, U.S. dollars or U.S. Government Obligations, or a combination of U.S. dollars and U.S. Government Obligations, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, or interest and premium, if any, on the outstanding notes issued thereunder on the Stated Maturity or on the applicable redemption date, as the case may be, and the Company must specify whether the notes are being defeased to maturity or to a particular redemption date;

(2)	in the case of legal defeasance, the Company has delivered to the Trustee an Opinion of Counsel reasonably acceptable to the Trustee confirming that, subject to customary assumptions and exclusions, (a) the Company has received from, or there has been published by, the Internal Revenue Service a ruling or (b) since the date of the Indenture, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such Opinion of Counsel will confirm that, the Holders will not recognize income, gain or loss for federal income tax purposes as a result of such legal defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such legal defeasance had not occurred;

(3)	in the case of covenant defeasance, the Company has delivered to the Trustee an Opinion of Counsel reasonably acceptable to the Trustee confirming that, subject to customary assumptions and exclusions, the Holders of the respective outstanding notes will not recognize income, gain or loss for federal income tax purposes as a result of such covenant defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such covenant defeasance had not occurred;

(4)	such legal defeasance or covenant defeasance will not result in a breach or violation of, or constitute a default under any material agreement or instrument (other than the Indenture) to which the Company or any of its Restricted Subsidiaries is a party or by which the Company or any of its Restricted Subsidiaries is bound;

(5)	no Default or Event of Default has occurred and is continuing on the date of such deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit and the grant of any Lien securing such borrowings);

(6)	the Company must deliver to the Trustee an Opinion of Counsel to the effect that, assuming, among other things, no intervening bankruptcy of the Company between the date of deposit and the 91st day following the deposit and assuming that no Holder is an “insider” of the Company under applicable bankruptcy law, after the 91st day following the deposit, the trust funds will not be subject to the effect of Section 547 of Title 11 of the United States Code;

(7)	the Company must deliver to the Trustee an Officers’ Certificate stating that the deposit was not made by the Company with the intent of defeating, hindering, delaying or defrauding creditors of the Company or others; and

(8)	the Company must deliver to the Trustee an Officers’ Certificate and an Opinion of Counsel (which Opinion of Counsel may be subject to customary assumptions and exclusions), each stating that all conditions precedent relating to the legal defeasance or the covenant defeasance have been complied with.

Satisfaction and discharge

The Indenture will be discharged and will cease to be of further effect as to all notes issued thereunder, and the Collateral shall be released form the first priority lien in favor of the Collateral Agent for the benefit of the Holders of the notes, when:

(1)	either:

(a)	all notes that have been authenticated, except lost, stolen or destroyed notes that have been replaced or paid and notes for whose payment money has been deposited in trust and thereafter repaid to the Company, have been delivered to the Trustee for cancellation; or

(b)	all notes not theretofore delivered to the Trustee for cancellation have become due and payable by reason of the making of a notice of redemption or otherwise, will become due and payable within one year or may be called for redemption within one year under arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name, and at the expense, of the Company, and the Company or any Subsidiary Guarantor has irrevocably deposited or caused to be deposited with the Trustee, as trust funds in trust solely for the benefit of the Holders of the notes, U.S. dollars or U.S. Government Obligations, or a combination thereof, in such amounts as will be sufficient without consideration of any reinvestment of interest to pay and discharge the entire Indebtedness on the notes not theretofore delivered to the Trustee for cancellation for principal, premium, if any, and accrued interest to the date of maturity or redemption;

(2)	no Default or Event of Default has occurred and is continuing on the date of the deposit or will occur as a result of the deposit (other than a Default resulting from borrowing of funds to be applied to such deposit and the grant of any Lien securing such borrowing) and the deposit will not result in a breach or violation of, or constitute a default under, any other material instrument (other than the Indenture) to which the Company is a party or by which the Company is bound;

(3)	the Company has paid or caused to be paid all sums payable by it on the date of the deposit under the Indenture; and

(4)	the Company has delivered irrevocable instructions to the Trustee under the Indenture to apply the deposited money toward the payment of the notes issued thereunder at maturity or the redemption date, as the case may be.

In addition, the Company must deliver an Officers’ Certificate and an Opinion of Counsel to the Trustee stating that all conditions precedent to satisfaction and discharge have been satisfied.

No personal liability of directors, officers, employees and stockholders

No director, officer, employee, incorporator or stockholder of the Company or any of the Subsidiary Guarantors shall have any liability for any obligations of the Company or the Subsidiary Guarantors under the notes, the Indenture, the Subsidiary Guarantees, the Collateral Documents, the Intercreditor Agreement or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each Holder by accepting a note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the notes. The waiver may not be effective to waive liabilities under the federal securities law, and it is the view of the SEC that such a waiver is against public policy.

Notices

Notices given by publication will be deemed given on the first date on which publication is made, and notices given by first-class mail, postage prepaid, will be deemed given five calendar days after mailing.

Concerning the trustee

The Bank of New York Mellon Trust Company, N.A. is the Trustee under the Indenture and has been appointed by the Company as Registrar and Paying Agent with regard to the notes.

The Holders of a majority in principal amount of the then outstanding notes issued under the Indenture will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee, subject to certain exceptions. The Indenture provides that in case an Event of

Default occurs and is continuing, the Trustee will be required, in the exercise of its power, to use the degree of care of a prudent person in the conduct of his or her own affairs. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any Holder of notes, unless such Holder has offered to the Trustee indemnity reasonably satisfactory to it against any loss, liability or expense.

Governing law

The Indenture provides that it and the notes will be governed by, and construed in accordance with, the laws of the State of New York. The Security Agreement and the Intercreditor Agreement are governed by, and construed in accordance with, the laws of the State of New York.

Certain definitions

“Acquired Indebtedness” means, with respect to any Person, Indebtedness (1) of a Person or any of its Subsidiaries existing at the time such Person is merged or consolidated with the Company or a Restricted Subsidiary or becomes a Restricted Subsidiary or (2) assumed in connection with the acquisition of assets from such Person, in each case whether or not incurred by such Person in connection with, or in anticipation or contemplation of, such Person becoming a Restricted Subsidiary or such acquisition, and Indebtedness secured by a Lien encumbering any asset acquired by such specified Person. Acquired Indebtedness shall be deemed to have been Incurred, with respect to clause (1) of the preceding sentence, on the date such Person is merged or consolidated with the Company or a Restricted Subsidiary or becomes a Restricted Subsidiary and, with respect to clause (2) of the preceding sentence, on the date of consummation of such acquisition of assets.

“Affiliate” of any specified Person means any other Person, directly or indirectly, controlling or controlled by or under direct or indirect common control with such specified Person. For the purposes of this definition, “control” when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms “controlling” and “controlled” have meanings correlative to the foregoing.

“Applicable Premium” means, as determined by the Company with respect to a note on any date of redemption, the greater of:

(1)	1.0% of the principal amount of such note; and

(2)	the excess, if any, of (a) the present value as of such date of redemption of (i) the redemption price of such note on February 15, 2013 (such redemption price being described under “—Optional redemption”), plus (ii) the remaining scheduled interest payments due on such note through February 15, 2013 (excluding accrued but unpaid interest to the date of redemption), computed using a discount rate equal to the Treasury Rate as of such date of redemption plus 50 basis points, over (b) the then outstanding principal of such Note.

“Asset Acquisition” means (1) an Investment by the Company or any Restricted Subsidiary in any other Person pursuant to which such Person shall become a Restricted Subsidiary or shall be consolidated or merged with the Company or any Restricted Subsidiary or (2) the acquisition by the Company or any Restricted Subsidiary of assets of any Person.

“Asset Disposition” means any sale, lease, transfer, issuance or other disposition, or a series of related sales, leases, transfers, issuances or dispositions that are part of a common plan, of shares of Capital Stock of a Restricted Subsidiary (other than directors’ qualifying shares or local ownership shares) (it being understood that the Capital Stock of the Company is not an asset of the Company), property or other assets (each referred to for the purposes of this definition as a “disposition”) by the Company or any of its Restricted Subsidiaries, including any disposition by means of a merger, consolidation or similar transaction.

Notwithstanding the preceding, the following items shall not be deemed to be Asset Dispositions:

(1)	a disposition of assets by a Restricted Subsidiary to the Company or by the Company or a Restricted Subsidiary to a Restricted Subsidiary;

(2)	the disposition of Cash Equivalents in the ordinary course of business or the voluntary termination of Hedging Obligations;

(3)	a disposition of inventory in the ordinary course of business;

(4)	a disposition of used, obsolete, worn out, damaged or surplus equipment or equipment or assets that are no longer used or useful in the conduct of the business of the Company and its Restricted Subsidiaries and that is disposed of in each case in the ordinary course of business;

(5)	the disposition of all or substantially all of the assets of the Company in a manner permitted pursuant to “—Certain covenants—Merger and consolidation” or any disposition that constitutes a Change of Control pursuant to the Indenture;

(6)	an issuance of Capital Stock by a Restricted Subsidiary to the Company or to a Restricted Subsidiary;

(7)	for purposes of “—Certain covenants—Limitation on sales of assets and subsidiary stock” only, the making of a Permitted Investment or a disposition subject to “Certain covenants— Limitation on restricted payments”;

(8)	dispositions of Capital Stock of a Restricted Subsidiary or property or other assets in a single transaction or a series of related transactions with an aggregate Fair Market Value of less than $10 million;

(9)	the creation of a Permitted Lien and dispositions in connection with Permitted Liens;

(10)	dispositions of receivables in connection with the compromise, settlement or collection thereof in the ordinary course of business or in bankruptcy or similar proceedings and exclusive of factoring or similar arrangements;

(11)	the licensing or sublicensing of patents, trade secrets, know-how and other intellectual property, know-how or other general intangibles and licenses, leases or subleases of other property which do not materially interfere with the business of the Company and its Restricted Subsidiaries as operated immediately prior to the granting of such license, lease or sublease;

(12)	to the extent allowable under Section 1031 of the Code, any exchange of like property (excluding any boot thereon) for use in a Related Business;

(13)	foreclosure on assets or transfers by reason of eminent domain;

(14)	any sale of Capital Stock, Indebtedness or other securities, of an Unrestricted Subsidiary;

(15)	a Sale/Leaseback Transaction that is made for cash consideration in an amount not less than the cost of the underlying fixed or capital asset and is consummated within 180 days after the Company or any Restricted Subsidiary acquires or completes the acquisition of such fixed or capital asset;

(16)	the receipt by the Company or any Restricted Subsidiary of any cash insurance proceeds or condemnation award payable by reason of theft, loss, physical destruction or damage, taking or similar event with respect to any of their respective property or assets;

(17)	operating leases in the ordinary course of business;

(18)	the surrender or waiver of contract rights or litigation rights or the settlement, release or surrender of tort or other litigation claims of any kind;

(19)	any disposition of the Miami Property;

(20)	the contribution of any real property (including, without limitation, land, buildings and fixtures) by the Company or any of its Restricted Subsidiaries to a pension plan to satisfy funding obligations of the Company or any of its Restricted Subsidiaries under such plan; and

(21)	the transfer of improvements, additions or alterations in connection with the lease of any property.

“Attributable Indebtedness” in respect of a Sale/Leaseback Transaction means, as at the time of determination, (1) if such Sale/Leaseback Transaction does not constitute a Capitalized Lease Obligation, the present value (discounted at the interest rate implicit in the transaction) of the total obligations of the lessee for rental payments during the remaining term of the lease included in such Sale/Leaseback Transaction (including any period for which such lease has been extended), determined in accordance with GAAP or (2) if such Sale/Leaseback Transaction constitutes a Capitalized Lease Obligation, the amount of Indebtedness represented thereby will be determined in accordance with the definition of “Capitalized Lease Obligations.”

“Average Life” means, as of the date of determination, with respect to any Indebtedness or Preferred Stock, the quotient obtained by dividing (1) the sum of the products of the numbers of years from the date of determination to the dates of each successive scheduled principal payment of such Indebtedness or redemption or similar payment with respect to such Preferred Stock multiplied by the amount of such payment by (2) the sum of all such payments.

“Board of Directors” means:

(1)	with respect to a corporation, the Board of Directors of the corporation or (other than for purposes of determining Change of Control) any committee thereof duly authorized to act on behalf of the Board of Directors with respect to the relevant matter;

(2)	with respect to a partnership, the Board of Directors of the general partner of the partnership; and

(3)	with respect to any other Person, the board or committee of such Person serving a similar function.

“Business Day” means each day that is not a Saturday, Sunday or other day on which commercial banking institutions in New York, New York are authorized or required by law to close.

“Capital Stock” of any Person means (1) with respect to any Person that is a corporation, any and all shares, interests, rights to purchase, warrants, options, participations or other equivalents of or interests in (however designated) equity of such Person, including any Common Stock or Preferred Stock, and (2) with respect to any Person that is not a corporation, any and all partnership, limited liability company, membership or other equity interests of such Person, but in each case excluding any debt securities convertible into any of the foregoing.

“Capitalized Lease Obligation” means an obligation that is required to be classified and accounted for as a capitalized lease for financial reporting purposes in accordance with GAAP, and the amount of Indebtedness represented by such obligation will be the capitalized amount of such obligation at the time any determination thereof is to be made as determined in accordance with GAAP, and the Stated Maturity thereof will be the date of the last payment of rent or any other amount due under such lease prior to the first date such lease may be terminated without penalty.

“Cash Equivalents” means:

(1)	U.S. dollars, or in the case of any Foreign Subsidiary, such currencies held by it from time to time in the ordinary course of business;

(2)	securities issued or directly and fully guaranteed or insured by the United States Government or any agency or instrumentality of the United States (provided that the full faith and credit of the United States is pledged in support thereof), having maturities of not more than one year from the date of acquisition;

(3)	marketable general obligations issued by any state of the United States of America or any political subdivision of any such state or any public instrumentality thereof maturing within one year from the date of acquisition and, at the time of acquisition, having a credit rating of “A” or better from either Standard & Poor’s Ratings Group, Inc. or Moody’s Investors Service, Inc.;

(4)	certificates of deposit, demand deposits, time deposits, eurodollar time deposits, overnight bank deposits or bankers’ acceptances having maturities of not more than one year from the date of acquisition thereof issued by any commercial bank (x) the long-term debt of which is rated at the time of acquisition thereof at least “A” or the equivalent thereof by Standard & Poor’s Ratings Group, Inc., or “A” or the equivalent thereof by Moody’s Investors Service, Inc. or (y) the short term commercial paper of such commercial bank or its parent company is rated at the time of acquisition thereof at least “A-1” or the equivalent thereof by Standard & Poor’s Ratings Group, Inc. or “P-1” or the equivalent thereof by Moody’s Investors Service, Inc., and having combined capital and surplus in excess of $500 million;

(5)	repurchase obligations with a term of not more than seven days for underlying securities of the types described in clauses (2), (3) and (4) above, entered into with any bank meeting the qualifications specified in clause (4) above;

(6)	commercial paper rated at the time of acquisition thereof at least “A-1” or the equivalent thereof by Standard & Poor’s Ratings Group, Inc. or “P-1” or the equivalent thereof by Moody’s Investors Service, Inc., or carrying an equivalent rating by a nationally recognized Rating Agency, if both of the two named Rating Agencies cease publishing ratings of investments, and in any case maturing within one year after the date of acquisition thereof;

(7)	instruments equivalent to those referred to in clauses (1) through (6) above denominated in euros or any foreign currency comparable in credit quality and tenor to those referred to in such clauses and customarily used by corporations for cash management purposes in any jurisdiction outside the United States to the extent reasonably required in connection with any business conducted by any Restricted Subsidiary organized in such jurisdiction;

(8)	interests in any investment company or money market fund that invests 95% or more of its assets in instruments of the type specified in clauses (1) through (7) above;

(9)	money market funds that (i) comply with the criteria set forth in Rule 2A-7 of the Investment Company Act of 1940, as amended, (ii) are rated at the time of acquisition thereof “AAA” or the equivalent by Standard & Poor’s Ratings Group, Inc. or “Aaa” or the equivalent thereof by Moody’s Investors Service, Inc. and (iii) have portfolio assets of at least $5.0 billion; and

(10)	in the case of any Foreign Subsidiary, high quality short-term investments which are customarily used for cash management purposes in any country in which such Foreign Subsidiary operates.

“Change of Control” means:

(1)	any “person” or “group” of related persons (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act) becomes the beneficial owner (as defined in Rules 13d-3 and 13d-5 under the Exchange Act, directly or indirectly, of a majority of the total voting power of the Voting Stock of the Company (or its successors by merger, consolidation or purchase of all or substantially all of its assets);

(2)	during any period of twelve consecutive months, a majority of the members of the Board of Directors of the Company are not Continuing Directors;

(3)	the sale, assignment, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the assets of the Company and its Subsidiaries taken as a whole to any “person” (as such term is used in Sections 13(d) and 14(d) of the Exchange Act) other than a Restricted Subsidiary; or

(4)	the adoption by the stockholders of the Company of a plan or proposal for the liquidation or dissolution of the Company.

Notwithstanding the foregoing, neither the ownership nor acquisitions of shares of the capital stock of the Company by, nor the transfers of shares of the Capital Stock of the Company between, Members of the McClatchy Family or any McClatchy Family Entity shall constitute a Change in Control. For purposes of this definition, “McClatchy Family Entity” shall mean a Person in which Members of the McClatchy Family beneficially own (within the meaning of Rule 1 3d-5 of the Securities Exchange Act of 1934, as in effect on the date hereof) more than 50% of the aggregate ordinary voting power represented by the issued and outstanding Voting Stock of such Person.

“Code” means the Internal Revenue Code of 1986, as amended.

“Collateral” means all property and assets, whether now owned or hereafter acquired, in which Liens are, from time to time, purported to be granted to secure the notes and the Subsidiary Guarantees pursuant to the Collateral Documents.

“Collateral Agent” means The Bank of New York Mellon Trust Company, N.A., acting in its capacity as collateral agent under the Collateral Documents, or any successor thereto.

“Collateral Documents” means the Security Agreement and any other instruments and documents executed and delivered pursuant to the Indenture or any of the foregoing, as the same may be amended, supplemented or otherwise modified from time to time and pursuant to which Collateral is pledged, assigned or granted to or on behalf of the Collateral Agent for the benefit of the Secured Parties.

“Commodity Agreement” means any commodity futures contract, commodity option, commodity swap agreement, commodity collar agreement, commodity cap agreement or other similar agreement or arrangement entered into by the Company or any Restricted Subsidiary.

“Common Stock” means with respect to any Person, any and all shares, interest or other participations in, and other equivalents (however designated and whether voting or nonvoting) of such Person’s common stock whether or not outstanding on the Issue Date, and includes, without limitation, all series and classes of such common stock.

“Consolidated EBITDA” means, with respect to any Person for any period, the Consolidated Net Income of such Person for such period:

(1)	increased (without duplication) by the following items to the extent deducted in calculating such Consolidated Net Income:

(a)	consolidated interest expense; plus

(b)	Consolidated Income Taxes; plus

(c)	consolidated depreciation expense; plus

(d)	consolidated amortization expense or impairment charges recorded in connection with the application of Financial Accounting Standard No. 142 “Goodwill and Other Intangibles” and Financial Accounting Standard No. 144 “Accounting for the Impairment or Disposal of Long Lived Assets”; plus

(e)	other non-cash charges reducing Consolidated Net Income, including any write-offs or write-downs (excluding any such non-cash charge to the extent it represents an accrual of or reserve for cash charges in any future period or amortization of a prepaid cash expense that was paid in a prior period not included in the calculation); plus

(f)	any non-cash compensation expense realized for grants of restricted stock, performance shares, stock options or other rights to officers, directors and employees of the Company or any Restricted Subsidiary; provided that such shares, options or other rights can be redeemed at the option of the holder only for Capital Stock of the Company (other than Disqualified Stock); plus

(g)	any fees, charges or other expenses made or Incurred in connection with any actual or proposed Investment, asset sale, acquisition, recapitalization or issuance of Capital Stock or Incurrence of Indebtedness or any amendment or modification of Indebtedness (including as a result of Statement of Financial Accounting Standards 141R); plus

(h)	the amount of any restructuring charges (including lease termination, severance and relocation expenses), integration costs or other business optimization expenses or reserves or other non-recurring charges or expenses deducted (and not added back) in such period in computing Consolidated Net Income; plus

(i)	without duplication, for those fiscal periods completed prior to the Issue Date, all adjustments to “EBITDA” for such period used to calculate “Adjusted EBITDA” for such period as disclosed in the “Summary—Summary historical consolidated financial and other data” section of the offering memorandum relating to the notes;

(2)	decreased (without duplication) by non-cash items increasing Consolidated Net Income of such Person for such period (excluding any items which represent the reversal of any accrual of, or reserve for, anticipated cash charges that reduced EBITDA in any prior period); and

(3)	increased or decreased (without duplication) to eliminate the following items reflected in Consolidated Net Income:

(a)	any net gain or loss resulting in such period from Hedging Obligations and the application of Statement of Financial Accounting Standards No. 133;

(b)	all unrealized gains and losses relating to financial instruments to which fair market value accounting is applied;

(c)	any net gain or loss resulting in such period from currency translation gains or losses related to currency remeasurements of Indebtedness (including any net loss or gain resulting from Hedging Obligations for currency exchange risk); and

(d)	effects of adjustments (including the effects of such adjustments pushed down to the Company and its Restricted Subsidiaries) in any line item in such Person’s consolidated financial statements pursuant to GAAP resulting from the application of purchase accounting in relation to any completed acquisition.

Notwithstanding the foregoing, clauses (1)(b) through (e) relating to amounts of a Restricted Subsidiary of a Person will be added to Consolidated Net Income to compute Consolidated EBITDA of such Person only to the extent (and in the same proportion) that the net income (loss) of such Restricted Subsidiary (other than a Subsidiary Guarantor) was included in calculating the Consolidated Net Income of such Person and, to the extent the amounts set forth in clauses (1)(b) through (e) are in excess of those necessary to offset a net loss of such Restricted Subsidiary or if such Restricted Subsidiary has net income for such period included in Consolidated Net Income, only if a corresponding amount would be permitted at the date of determination to be dividended to the Company by such Restricted Subsidiary without prior approval (that has not been obtained), pursuant to the terms of its charter and all agreements, instruments, judgments, decrees, orders, statutes, rules and governmental regulations applicable to that Restricted Subsidiary or its stockholders.

“Consolidated Income Taxes” means, with respect to any Person for any period, taxes imposed upon such Person or other payments required to be made by such Person by any governmental authority which taxes or other payments are calculated by reference to the income or profits or capital of such Person or such Person and its Restricted Subsidiaries (to the extent such income or profits were included in computing Consolidated Net Income for such period), including, without limitation, state, franchise and similar taxes and foreign withholding taxes regardless of whether such taxes or payments are required to be remitted to any governmental authority.

“Consolidated Interest Expense” means, for any period, the interest expense of the Company and its Restricted Subsidiaries for such period determined on a consolidated basis in accordance with GAAP, including but not limited to the portion of any payments or accruals with respect to Capitalized Lease Obligations that are allocable to interest expense, excluding (w) any write-offs of capitalized fees under the Credit Facility and all amendments thereto, (x) all non-cash charges for the amortization of purchase price adjustments in connection with the acquisition of Knight-Ridder, Inc., (y) all non-cash charges for the amortization of original issue discount with respect to the notes, and (z) any interest on tax reserves to the extent the Company has elected to treat such interest as an interest expense under FIN 48 since its adoption.

“Consolidated Leverage Ratio” means at any date of determination the ratio of: (1) the sum of the aggregate outstanding amount of Indebtedness of the Company and the Restricted Subsidiaries as of the date of determination on a consolidated basis in accordance with GAAP to (2) the Company’s Consolidated EBITDA for the four most recently completed fiscal quarters (the “Four Quarter Period”) ending on or prior to the date of determination for which financial statements are publicly available.

For purposes of this definition, the Company’s “Consolidated EBITDA” shall be calculated on a pro forma basis after giving effect to any Asset Dispositions or Asset Acquisitions (including, without limitation, any Asset Acquisition giving rise to the need to make such calculation as a result of the Company or one of the Restricted Subsidiaries (including any Person who becomes a Restricted Subsidiary as a result of such Asset Acquisition) Incurring Indebtedness and the application of Asset Sale Proceeds) at any time on or subsequent to the first day of the Four Quarter Period and on or prior to the date of determination, as if such Asset Disposition or Asset Acquisition occurred on the first day of the Four Quarter Period.

For purposes of this definition, whenever pro forma effect is to be given to any calculation under this definition, the pro forma calculations shall be (x) made in good faith by a responsible financial or accounting officer of the Company (and may include, for the avoidance of doubt, cost savings and operating expense reductions resulting from such Asset Disposition or Asset Acquisition which is being given pro forma effect that have been or are expected to be realized within twelve (12) months after the date of such Asset Disposition or Asset Acquisition as the result of specified actions taken or to be taken within six (6) months after such date) and, except as otherwise provided herein or (y) determined in accordance with Regulation S-X.

“Consolidated Net Income” means, for any period, the net income (loss) of the Company and its consolidated Restricted Subsidiaries determined on a consolidated basis in accordance with GAAP (before preferred stock dividends); provided, however, that there will not be included in such Consolidated Net Income:

(1)	any net income (loss) of any Person if such Person is not a Restricted Subsidiary or that is accounted for by the equity method of accounting, except that:

(a)	subject to the limitations contained in clauses (3) through (6) below, the Company’s equity in the net income of any such Person for such period will be included in such Consolidated Net Income up to the aggregate amount of cash actually distributed by such Person during such period to the Company or a Restricted Subsidiary as a dividend or other distribution (subject, in the case of a dividend or other distribution to a Restricted Subsidiary, to the limitations contained in clause (2) below); and

(b)	the Company’s equity in a net loss of any such Person for such period will be included in determining such Consolidated Net Income to the extent such loss has been funded with cash from the Company or a Restricted Subsidiary during such period;

(2)	solely for the purpose of determining the amount available for Restricted Payments under clause (c)(i) of the first paragraph of “—Certain Covenants—Limitation on restricted payments,” any net income (but not loss) of any Restricted Subsidiary (other than a Subsidiary Guarantor) if such Restricted Subsidiary is subject to prior government approval or other restrictions due to the operation of its charter or any agreement, instrument, judgment, decree, order, statute, rule or government regulation (which have not been waived), directly or indirectly, on the payment of dividends or the making of distributions by such Restricted Subsidiary, directly or indirectly, to the Company, except that:

(a)	subject to the limitations contained in clauses (3) through (6) below, the Company’s equity in the net income of any such Restricted Subsidiary for such period will be included in such Consolidated Net Income up to the aggregate amount of cash that could have been distributed by such Restricted Subsidiary during such period to the Company or another Restricted Subsidiary as a dividend (subject, in the case of a dividend to another Restricted Subsidiary, to the limitation contained in this clause); and

(b)	the Company’s equity in a net loss of any such Restricted Subsidiary for such period will be included in determining such Consolidated Net income;

(3)	any after-tax effect of gain or loss (less all fees and expenses relating thereto) realized upon sales or other dispositions of any assets of the Company or such Restricted Subsidiary (including pursuant to any Sale/Leaseback Transaction) other than in the ordinary course of business;

(4)	any after-tax effect of income (loss) from the early extinguishment of Indebtedness or Hedging Obligations or other derivative instruments;

(5)	the after-tax effect of extraordinary gain or loss;

(6)	the after-tax effect of the cumulative effect of a change in accounting principles;

(7)	any after-tax effect of non-cash impairment charges recorded in connection with the application of Financial Accounting Standard No. 142 “Goodwill and Other Intangibles” and Financial Accounting Standard No. 144 “Accounting for the Impairment or Disposal of Long Lived Assets”; and

(8)	any non-cash compensation expense realized for grants of performance shares, stock options or other rights to officers, directors and employees of the Company or any Restricted Subsidiary; provided that such shares, options or other rights can be redeemed at the option of the holder only for Capital Stock of the Company (other than Disqualified Stock).

“Continuing Directors” means, as of any date of determination, any member of the Board of Directors of the Company who: (1) was a member of such Board of Directors on the Issue Date; or (2) was nominated for election or elected to such Board of Directors with the approval of a majority of the Continuing Directors who were members of the Board of Directors at the time of such nomination or election either by a specific vote or by approval of a proxy statement issued by the Company on behalf of its entire Board of Directors in which such individual is named as a nominee for director.

“Credit Facility” means the amended and restated credit agreement dated as of February 11, 2010, by and among the Company, the lenders party thereto in their capacities as lenders thereunder and Bank of America, N.A., as administrative agent and collateral agent, including any guarantees, collateral documents, instruments and agreements executed in connection therewith, and any amendments, supplements, modifications, extensions, renewals, restatements, refundings or refinancings thereof and any indentures or credit facilities or commercial paper facilities that replace, refund or refinance any part of the loans, notes, other credit facilities or commitments thereunder, including any such replacement, refunding or refinancing facility or indenture that increases the amount borrowable thereunder or alters the maturity thereof (provided that such increase in borrowings is permitted under “—Certain covenants—Limitation on indebtedness” and “—Certain covenants—Limitation on liens”).

“Credit Facility Obligations” means “Obligations” as defined in the Credit Facility.

“Currency Agreement” means in respect of a Person any foreign exchange contract, currency swap agreement, futures contract, option contract or other similar agreement as to which such Person is a party or a beneficiary.

“Debt Facility” or “Debt Facilities” means, with respect to the Company or any Subsidiary Guarantor, one or more financing arrangements (including, without limitation, credit facilities, indentures and note purchase agreements and including the Credit Facility) providing for revolving credit loans, term loans, letters of credit or other long-term indebtedness or issuances of debt securities evidenced by notes, debentures, bonds or similar instruments, in each case, as amended, restated, supplemented, modified, renewed, refunded, replaced or refinanced (including by means of sales of debt securities) in whole or in part from time to time (and whether or not with the original trustee, administrative agent, holders and lenders or another trustee, administrative agent or agents), including, without limitation, any agreement extending the maturity thereof or increasing the amount of available borrowings thereunder pursuant to incremental facilities or adding Subsidiaries of the Company as additional guarantors thereunder, and whether or not increasing the amount of Indebtedness that may be issued thereunder.

“Default” means any event or condition that is, or after notice or passage of time or both would be, an Event of Default.

“Designated Non-cash Consideration” means any consideration which is not cash or Cash Equivalents received by the Company or its Restricted Subsidiaries in connection with an Asset Disposition that is designated as Designated Non-cash Consideration pursuant to an Officers’ Certificate executed by the Company at the time of such Asset Disposition. Any particular item of Designated Non-cash Consideration will cease to be considered to be outstanding once it has been transferred, sold or otherwise exchanged for or converted into or for cash or Cash Equivalents.

“Disqualified Stock” means, with respect to any Person, any Capital Stock of such Person that by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable) or upon the happening of any event:

(1)	matures or is mandatorily redeemable pursuant to a sinking fund obligation or otherwise;

(2)	is convertible into or exchangeable for Indebtedness or Disqualified Stock (excluding Capital Stock which is convertible or exchangeable solely at the option of the Company or a Restricted Subsidiary (it being understood that upon such conversion or exchange it shall be an Incurrence of such Indebtedness or Disqualified Stock)); or

(3)	is redeemable at the option of the holder of the Capital Stock in whole or in part,

in each case on or prior to the date 91 days after the earlier of the final maturity date of the notes or the date the notes are no longer outstanding; provided, however, that only the portion of Capital Stock that so matures or is mandatorily redeemable, is so convertible or exchangeable or is so redeemable at the option of the holder thereof prior to such date will be deemed to be Disqualified Stock; provided, further that any

Capital Stock that would constitute Disqualified Stock solely because the holders thereof have the right to require the Company to repurchase such Capital Stock upon the occurrence of a Change of Control or Asset Disposition (each defined in a substantially identical manner to the corresponding definitions in the Indenture) shall not constitute Disqualified Stock if the terms of such Capital Stock (and all such securities into which it is convertible or for which it is ratable or exchangeable) provide that the Company may not repurchase or redeem any such Capital Stock (and all such securities into which it is convertible or for which it is ratable or exchangeable) pursuant to such provision prior to compliance by the Company with the provisions of the Indenture described under the captions “Change of control” and “Certain covenants—Limitation on sales of assets and subsidiary stock” and such repurchase or redemption complies with “Certain covenants—Limitation on restricted payments.”

“Equity Offering” means a public or private offering for cash by the Company of its Common Stock, perpetual Preferred Stock, or options, warrants or rights with respect to its Common Stock, other than (x) public offerings with respect to the Company’s Common Stock, or options, warrants or rights, registered on Form S-4 or S-8, (y) an issuance to any Subsidiary or (z) any offering of Common Stock issued in connection with a transaction that constitutes a Change of Control.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations of the SEC promulgated thereunder.

“Existing Notes” means the Company’s 15.75% Senior Notes due July 15, 2014, 4.625% Notes due November 1,2014, 5.750% Notes due September 1,2017, 7.15% Debentures due November 1, 2027 and 6.875% Debentures due March 15, 2029 and any Refinancing Indebtedness in respect of any such debt securities (including successive refinancings).

“Fair Market Value” means, with respect to any property, the price that would reasonably be expect to be paid in an arm’s length free market transaction, for cash, between a willing seller and a willing buyer, neither of whom is under undue pressure or compulsion to complete the transaction. Fair Market Value shall be determined, except as otherwise provided, by (x) if such decision involves a determination of Fair Market Value equal or less than $50.0 million, in good faith by any member of the Senior Management of the Company and (y) if such decision involves the determination of Fair Market Value in excess of $50.0 million, in good faith by the Board of Directors of the Company.

“Family Percentage Holding” means the aggregate percentage of the securities held by a Qualified Trust representing, directly or indirectly, an interest in voting shares or rights to voting shares of the Company that it is reasonable, under all the circumstances, to regard as being held beneficially for Qualified Persons (or any class consisting of two or more Qualified Persons); provided, however, always that in calculating the Family Percentage Holding (A) in respect of any power of appointment or discretionary trust capable of being exercised in favor of any of the Qualified Persons such trust or power shall be deemed to have been exercised in favor of Qualified Persons until such trust or power has been otherwise exercised; (B) where any beneficiary of a Qualified Trust has assigned, transferred or conveyed, in any manner whatsoever, his or her beneficial interest to another Person, then, for the purpose of determining the Family Percentage Holding in respect of such Qualified Trust, the Person to whom such interest has been assigned, transferred or conveyed shall be regarded as the only Person beneficially interested in the Qualified Trust in respect of such interest but in the case where the interest so assigned, transferred or conveyed is an interest in a discretionary trust or is an interest which may arise as a result of the exercise in favor of the assignor of a discretionary power of appointment and such discretionary trust or power of appointment is also capable of being exercised in favor of a Member of McClatchy Family, such discretionary trust or power shall be deemed to have been so exercised in favor of Qualified Persons until it has in fact been otherwise exercised; and (C) the interest of any Permitted Residuary Beneficiary shall be ignored until its interest has indefeasibly vested.

“Foreign Subsidiary” means any Restricted Subsidiary that is not organized under the laws of the United States of America or any state thereof or the District of Columbia and any Subsidiary of such Restricted Subsidiary.

“GAAP” means generally accepted accounting principles in the United States of America as in effect as of the Issue Date, including those set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as approved by a significant segment of the accounting profession; provided that, except as otherwise provided in the Indenture, all calculations made for purposes of determining compliance with the terms of the Indenture shall use GAAP as in effect on the Issue Date. All ratios and computations based on GAAP contained in the Indenture will be computed in conformity with GAAP, except that in the event the Company is acquired in a transaction that is accounted for using purchase accounting, the effects of the application of purchase accounting shall be disregarded in the calculation of such ratios and other computations contained in the Indenture.

“Good Faith by the Company” means the decision in good faith by a responsible financial or accounting officer of the Company.

“Guarantee” means any obligation, contingent or otherwise, of any Person, directly or indirectly, guaranteeing any Indebtedness or other financial obligations of any other Person and any obligation, direct or indirect, contingent or otherwise, of such Person:

(1)	to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness of such other Person (whether arising by virtue of partnership arrangements, or by agreement to keep-well, to purchase assets, goods, securities or services, to take-or-pay, or to maintain financial statement conditions or otherwise); or

(2)	entered into for purposes of assuring in any other manner the obligee of such Indebtedness or other financial obligation of the payment thereof or to protect such obligee against loss in respect thereof (in whole or in part);

provided, however, that the term “Guarantee” will not include endorsements for collection or deposit in the ordinary course of business. The term “Guarantee” used as a verb has a corresponding meaning.

“Guarantor Subordinated Obligation” means, with respect to a Subsidiary Guarantor, any Indebtedness of such Subsidiary Guarantor (whether outstanding on the Issue Date or thereafter Incurred) that is expressly subordinated in right of payment to the obligations of such Subsidiary Guarantor under its Subsidiary Guarantee pursuant to a written agreement.

“Hedging Obligations” of any Person means the obligations of such Person pursuant to any Interest Rate Agreement, Currency Agreement or Commodity Agreement.

“Holder” means a Person in whose name a note is registered on the Registrar’s books.

“Immaterial Subsidiary” means, as of any date, any Wholly Owned Subsidiary (other than a Foreign Subsidiary) whose total assets, as of that date, are less than $5.0 million and whose total revenues for the most recent 12-month period do not exceed $5.0 million; provided that a Wholly Owned Subsidiary will not be considered to be an Immaterial Subsidiary if it, directly or indirectly, Incurs any Pari Passu Lien Indebtedness.

“Incur” means to issue, create, assume, Guarantee, incur or otherwise become liable for; provided, however, that any Indebtedness or Capital Stock of a Person existing at the time such person becomes a Restricted Subsidiary (whether by merger, consolidation, acquisition or otherwise) will be deemed to be Incurred by such Person at the time it becomes a Restricted Subsidiary; and the terms “Incurred” and “Incurrence” have meanings correlative to the foregoing. Any Indebtedness issued at a discount (including Indebtedness on which interest is payable through the issuance of additional Indebtedness) shall be deemed incurred at the time of original issuance of the Indebtedness at the initial accreted amount thereof.

“Indebtedness” means, with respect to any Person on any date of determination (without duplication):

(1)	the principal of and premium (if any) in respect of indebtedness of such Person for borrowed money;

(2)	the principal of and premium (if any) in respect of obligations of such Person evidenced by bonds, debentures, notes or other similar instruments;

(3)	the principal component of all obligations of such Person in respect of letters of credit, bankers’ acceptances or other similar instruments (including reimbursement obligations with respect thereto, except to the extent such reimbursement obligation relates to a Trade Payable or similar obligation to a trade creditor in each case incurred in the ordinary course of business) other than obligations with respect to letters of credit, bankers’ acceptances or similar instruments securing obligations (other than obligations described in clauses (1) and (2) above and clause (5) below) entered into in the ordinary course of business of such Person to the extent such letters of credit, bankers’ acceptances or similar instruments are not drawn upon or, to the extent drawn upon, such drawing is reimbursed no later than the fifth Business Day following receipt by such Person of a demand for reimbursement following payment on the letter of credit, bankers’ acceptance or similar instrument;

(4)	the principal component of all obligations of such Person to pay the deferred and unpaid purchase price of property (except Trade Payables), which purchase price is due more than six months after the date of placing such property in service or taking delivery and title thereto, except (i) any such balance that constitutes a Trade Payable, accrued liability or similar obligation to a trade creditor, in each case accrued in the ordinary course of business, and (ii) any earn-out obligation until the amount of such obligation becomes a liability on the balance sheet of such Person in accordance with GAAP;

(5)	Capitalized Lease Obligations and all Attributable Indebtedness of such Person (whether or not such items would appear on the balance sheet of the guarantor or obligor);

(6)	the principal component or liquidation preference of all obligations of such Person with respect to the redemption, repayment or other repurchase of any Disqualified Stock or, with respect to any Subsidiary that is not a Subsidiary Guarantor, any Preferred Stock (but excluding, in each case, any accrued dividends);

(7)	the principal component of all indebtedness of other Persons secured by a Lien on any asset of such Person, whether or not such Indebtedness is assumed by such Person; provided, however, that the amount of such Indebtedness will be the lesser of (a) the Fair Market Value of such asset at such date of determination and (b) the amount of such indebtedness of such other Persons;

(8)	the principal component of Indebtedness of other Persons to the extent Guaranteed by such Person (whether or not such items would appear on the balance sheet of the guarantor or obligor); and

(9)	to the extent not otherwise included in this definition, net Hedging Obligations of such Person (the amount of any such obligations to be equal at any time to the termination value of such agreement or arrangement giving rise to such Hedging Obligation that would be payable by such Person at such time).

In no event shall the term “Indebtedness” include (i) any indebtedness under any overdraft or cash management facilities so long as any such indebtedness is repaid in full no later than five Business Days following the date on which it was incurred or in the case of such indebtedness in respect of credit or purchase cards, within 60 days of its incurrence, (ii) obligations in respect of performance, appeal or other surety bonds or completion guarantees incurred in the ordinary course of business, (iii) except as provided in clause (5) above, any obligations in respect of a lease properly classified as an operating lease in accordance with GAAP, (iv) any liability for federal, state, local or other taxes not yet delinquent or being contested in good faith and for which adequate reserves have been established to the extent required by GAAP or (v) any customer deposits or advance payments received in the ordinary course of business.

The amount of Indebtedness of any Person at any date will be the outstanding balance at such date of all unconditional obligations as described above and the maximum liability, upon the occurrence of the contingency giving rise to the obligation, of any contingent obligations at such date; provided that contingent obligations arising in the ordinary course of business and not with respect to borrowed money of such Person or other Persons shall not be deemed to constitute Indebtedness. Notwithstanding the foregoing, money borrowed and set aside at the time of the Incurrence of any Indebtedness in order to prefund the payment of interest on such Indebtedness shall not be deemed to be “Indebtedness,” provided that such money is held to secure the payment of such interest.

“Independent Financial Advisor” means (1) an accounting, appraisal or investment banking firm or (2) a consultant to Persons engaged in a Related Business, in each case of nationally recognized standing that is, in the good faith judgment of the Company, qualified to perform the task for which it has been engaged.

“Intercreditor Agreement” means the Intercreditor Agreement to be entered into among the Company, the Subsidiary Guarantors, the Trustee, the Collateral Agent, on behalf of itself and the Holders and the Credit Facility Agent, on behalf of itself and the lenders thereunder, as the same may be amended, supplemented or otherwise modified from time to time.

“Interest Rate Agreement” means with respect to any Person any interest rate protection agreement, interest rate future agreement, interest rate option agreement, interest rate swap agreement, interest rate cap agreement, interest rate collar agreement, interest rate hedge agreement or other similar agreement or arrangement as to which such Person is party or a beneficiary.

“Investment” in any Person means any direct or indirect advance, loan (other than advances or extensions of credit in the ordinary course of business that are in conformity with GAAP recorded as accounts receivable on the balance sheet of the Company or its Restricted Subsidiaries) or other extensions of credit (including by way of Guarantee or similar arrangement, but excluding any debt or extension of credit represented by a bank deposit other than a time deposit) or capital contribution to (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others), or any purchase or acquisition of Capital Stock, Indebtedness or other similar instruments issued by, such Person and all other items that are or would be classified as investments on a balance sheet prepared in accordance with GAAP; provided that none of the following will be deemed to be an Investment:

(1)	Hedging Obligations entered into in the ordinary course of business and in compliance with the Indenture;

(2)	endorsements of negotiable instruments and documents in the ordinary course of business;

(3)	an acquisition of assets, Capital Stock or other securities by the Company or a Subsidiary for consideration to the extent such consideration consists of Common Stock of the Company;

(4)	a deposit of funds in connection with an acquisition; provided that either such acquisition is consummated by or through a Restricted Subsidiary or such deposit is returned to the Person who made it;

(5)	an account receivable arising, or prepaid expenses or deposits made, in the ordinary course of business; and

(6)	licensing or transfer of know-how or intellectual property or the providing of services in the ordinary course of business.

For purposes of “—Certain covenants—Limitation on restricted payments,”

(1)

“Investment” will include the portion (proportionate to the Company’s equity interest in a Restricted Subsidiary to be designated as an Unrestricted Subsidiary) of the Fair Market Value of the net assets of such Restricted Subsidiary at the time that such Restricted Subsidiary is designated an Unrestricted Subsidiary; provided, however, that upon a redesignation of such Subsidiary as a Restricted Subsidiary, the Company will be deemed to continue to have a permanent “Investment” in an Unrestricted

Subsidiary in an amount (if positive) equal to (a) the Company’s aggregate “Investment” in such Subsidiary as of the time of such redesignation less (b) the portion (proportionate to the Company’s equity interest in such Subsidiary) of the Fair Market Value of the net assets (as conclusively determined in good faith by the Board of Directors of the Company) of such Subsidiary at the time that such Subsidiary is so redesignated a Restricted Subsidiary; and

(2)	any property transferred to or from an Unrestricted Subsidiary will be valued at its Fair Market Value at the time of such transfer, in each case as determined in good faith by the Board of Directors of the Company.

“Investment Grade Rating” means a rating equal to or higher than Baa3 (or the equivalent) by Moody’s Investors Service, Inc. and BBB- (or the equivalent) by Standard & Poor’s Ratings Group, Inc., in each case, with a stable or better outlook; provided that a change in outlook shall not by itself cause the Company to lose its Investment Grade Rating.

“Issue Date” means February 11, 2010.

“Lien” means, with respect to any asset, any mortgage, lien (statutory or otherwise), pledge, hypothecation, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law, including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction; provided that in no event shall an operating lease (or any filing or agreement to give any financing statement in connection therewith) be deemed to constitute a Lien.

“Member of the McClatchy Family” means: (1) Trust for the Primary Benefit of James B. McClatchy, Trust for the Primary Benefit of William Ellery McClatchy, Trust for the Primary Benefit of Charles K. McClatchy, Trust for the Primary Benefit of Sue Stiles, James B. McClatchy Trust, McClatchy 1997 Charitable Remainder Trust, Molly Maloney Evangelisti, Brown McClatchy Maloney, Betty Lou Maloney Trust, William Ellery McClatchy, Kevin McClatchy, Adair McClatchy, Carlos McClatchy, William McClatchy, Trust A U/W of C. K. McClatchy, Trust FBO Britney Beth Maloney, Trust FBO Cortney Cate Maloney, Trust FBO Blaire Brinnen Maloney, Trust FBO Mallory McClatchy Maloney, 1993 Revocable Trust FBO Charles McClatchy, and Carolan Kelly Stiles; (2) the spouse, for the time being and from time to time, of any Person listed in clause (1) above; (3) after the death of any Person listed in clause (1) above, the widow or widower, if any, of any Person listed in clause (1) above; (4) the issue of any Person listed in clause (1) above; (5) individuals adopted by any Person listed in clause (1) above or adopted by any of the issue of any Person listed in clause (1) above; provided, however, that such individuals have not attained the age of majority at the date of such adoption, together with the issue of any such adopted individuals; provided that if any Person is born out of wedlock he shall not be deemed to be the issue of another Person for the purposes hereof unless and until he is proven or acknowledged to be the issue of such Person; or (6) a Qualified Trust, but only to the extent of its Family Percentage Holding of voting shares or rights to voting shares of the capital stock of the Company at such time.

“Miami Property” means the real property described in that certain Contract for Purchase and Sale of Real Property effective as of March 3, 2005 by and between The Miami Herald Publishing Company, Richwood, Inc., KR and Citisquare Group, LLC.

“Net Available Cash” from an Asset Disposition means cash payments received (including any cash payments received by way of deferred payment of principal pursuant to a note or installment receivable or otherwise and net proceeds from the sale or other disposition of any securities or other assets received as consideration, but only as and when received, but excluding any other consideration received in the form of assumption by the acquiring Person of Indebtedness or other obligations relating to the properties or assets that are the subject of such Asset Disposition or received in any other non-cash form) therefrom, in each case net of:

(1)	all brokerage, legal, accounting, investment banking, title and recording tax expenses, commissions and other fees and expenses incurred, and all Federal, state, provincial, foreign and local taxes required to be paid or accrued as a liability under GAAP (after taking into account any available tax credits or deductions and any tax sharing agreements), as a consequence of such Asset Disposition;

(2)	all payments made on any Indebtedness (other than Pari Passu Lien Indebtedness) that is secured by any assets subject to such Asset Disposition, in accordance with the terms of any Lien upon such assets, or that must by its terms, or in order to obtain a necessary consent to such Asset Disposition, or by applicable law be repaid out of the proceeds from such Asset Disposition;

(3)	all distributions and other payments required to be made to minority interest holders in Subsidiaries or joint ventures as a result of such Asset Disposition;

(4)	the deduction of appropriate amounts to be provided by the seller as a reserve, in accordance with GAAP, against any liabilities associated with the property or other assets disposed of in such Asset Disposition and retained by the Company or any Restricted Subsidiary after such Asset Disposition, including, without limitation, pension and other post-employment benefit liabilities and liabilities related to environmental matters; and

(5)	any portion of the purchase price from an Asset Disposition placed in escrow (whether as a reserve for adjustment of the purchase price, or for satisfaction of indemnities in respect of such Asset Disposition);

provided, however, that in the cases of clauses (4) and (5), upon reversal of any such reserve or the termination of any such escrow, Net Available Cash shall be increased by the amount of such reversal or any portion of funds released from escrow to the Company or any Restricted Subsidiary.

“Net Cash Proceeds” means, with respect to any issuance or sale of Capital Stock of the Company or any Restricted Subsidiary or Indebtedness, the cash proceeds of such issuance or sale net of attorneys’ fees, accountants’ fees, underwriters’ or placement agents’ fees, listing fees, discounts or commissions and brokerage, consultant and other fees and charges actually Incurred in connection with such issuance or sale and net of taxes paid or payable as a result of such issuance or sale (after taking into account any available tax credit or deductions and any tax sharing arrangements).

“Non-Guarantor Subsidiary” means any Restricted Subsidiary that is not a Subsidiary Guarantor. “Non-Recourse Debt” means Indebtedness of a Person:

(1)	as to which neither the Company nor any Restricted Subsidiary (a) provides any Guarantee or credit support of any kind (including any undertaking, Guarantee, indemnity, agreement or instrument that would constitute Indebtedness) or (b) is directly or indirectly liable (as a guarantor or otherwise);

(2)	no default with respect to which (including any rights that the holders thereof may have to take enforcement action against an Unrestricted Subsidiary) would permit (upon notice, lapse of time or both) any holder of any other Indebtedness of the Company or any Restricted Subsidiary to declare a default under such other Indebtedness or cause the payment thereof to be accelerated or payable prior to its Stated Maturity; and

(3)	the explicit terms of which provide there is no recourse against any of the assets of the Company or its Restricted Subsidiaries.

“Notes First Lien Percentage” means, at any time for purposes of “Certain covenants—Limitation on sales of assets and subsidiary stock,” a fraction (expressed as a percentage), the numerator of which is the outstanding principal amount of the notes at such time and the denominator of which is the outstanding principal amount of all outstanding Pari Passu Lien Indebtedness (including the notes) at such time requiring a prepayment from a specified Asset Disposition.

“Obligations” means any principal, interest (including any interest accruing subsequent to the filing of a petition in bankruptcy, reorganization or similar proceeding at the rate provided for in the documentation with respect thereto, whether or not such interest is an allowed claim under applicable state, federal or foregoing law), penalties, fees, indemnifications, reimbursements (including, without limitation, reimbursement obligations with respect to letters of credit and bankers’ acceptances), damages and other liabilities, and guarantees of payment of such principal, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities, payable under the documentation governing any Indebtedness.

“Officer” means the Chairman of the Board, the Chief Executive Officer, the President, the Chief Financial Officer, any Executive Vice President, Senior Vice President or Vice President, the Treasurer or the Secretary of the Company or, in the event that a Person is a partnership or a limited liability company that has no such officers, a person duly authorized under applicable law by the general partner, managers, members or a similar body to act on behalf of such Person. Officer of any Subsidiary Guarantor has a correlative meaning.

“Officers’ Certificate” means a certificate signed by two Officers or by an Officer and either an Assistant Treasurer or an Assistant Secretary of the Company.

“Opinion of Counsel” means a written opinion from legal counsel who is reasonably acceptable to the Trustee. The counsel may be an employee of or counsel to the Company or a Subsidiary Guarantor.

“Pari Passu Lien Indebtedness” means Indebtedness that is secured by a Lien permitted by clause (1) or (35) of the definition of “Permitted Liens”.

“Permitted Investment” means an Investment by the Company or any Restricted Subsidiary in:

(1)	the Company or a Restricted Subsidiary, including through the purchase of Capital Stock of a Restricted Subsidiary;

(2)	any Investment by the Company or any of its Restricted Subsidiaries in a Person that is engaged in a Related Business if as a result of such Investment:

(a)	such Person becomes a Restricted Subsidiary; or

(b)	such Person, in one transaction or a series of related transactions, is merged or consolidated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, the Company or a Restricted Subsidiary, and, in each case, any Investment held by such Person; provided that such Investment was not acquired by such Person in contemplation of such acquisition, merger, consolidation or transfer;

(3)	cash and Cash Equivalents or Investments that constituted Cash Equivalents at the time made;

(4)	receivables owing to the Company or any Restricted Subsidiary created or acquired in the ordinary course of business and payable or dischargeable in accordance with customary trade terms; provided, however, that such trade terms may include such concessionary trade terms as the Company or any such Restricted Subsidiary deems reasonable under the circumstances;

(5)	commission, relocation, entertainment, payroll, travel and similar advances to cover matters that are expected at the time of such advances ultimately to be treated as expenses for accounting purposes and that are made in the ordinary course of business;

(6)	loans or advances to, or guarantees of third party loans to, employees, officers or directors of the Company or any Restricted Subsidiary in the ordinary course of business in an aggregate amount outstanding at any time not in excess of $5 million with respect to all loans or advances or guarantees made since the Issue Date (without giving effect to the forgiveness of any such loan);

(7)	any Investment acquired by the Company or any of its Restricted Subsidiaries:

(a)	in exchange for any other Investment or accounts receivable held by the Company or any such Restricted Subsidiary in connection with or as a result of a judgment, bankruptcy, workout, reorganization or recapitalization of the issuer of such other Investment or accounts receivable;

(b)	as a result of a foreclosure by the Company or any of its Restricted Subsidiaries with respect to any secured Investment or other transfer of title with respect to any secured Investment in default; or

(c)	in the form of notes payable, or stock or other securities issued by account debtors to the Company or any Restricted Subsidiary pursuant to negotiated agreements with respect to the settlement of such account debtor’s accounts, and other Investments arising in connection with the compromise, settlement or collection of accounts receivable, in each case in the ordinary course of business;

(8)	Investments made as a result of the receipt of non-cash consideration (including Designated Non-cash Consideration) from an Asset Disposition that was made pursuant to and in compliance with “—Certain covenants—Limitation on sales of assets and subsidiary stock” or any other disposition of assets not constituting an Asset Disposition;

(9)	Investments in existence on the Issue Date, and any extension, modification or renewal of any such Investments, or Investments purchased or received in exchange for such Investments, existing on the Issue Date, but only to the extent not involving additional advances, contributions or other Investments of cash or other assets or other increases thereof (other than as a result of the accrual or accretion of interest or original issue discount or the issuance of pay-in-kind securities, in each case, pursuant to the terms of such Investment as in effect on the Issue Date);

(10)	any Person to the extent such Investments consist of Currency Agreements, Interest Rate Agreements, Commodity Agreements and related Hedging Obligations, which transactions or obligations are Incurred in compliance with “—Certain covenants—Limitation on indebtedness”;

(11)	Guarantees of Indebtedness issued in accordance with “—Certain covenants—Limitation on indebtedness”;

(12)	Investments made in connection with the funding of contributions under any non-qualified retirement plan or similar employee compensation plan, including, without limitation, split-dollar insurance policies, in an amount not to exceed the amount of compensation expense recognized by the Company and its Restricted Subsidiaries in connection with such plans;

(13)	Investments received in settlement of debts created in the ordinary course of business and owing to the Company or any Restricted Subsidiary or in satisfaction of judgments or pursuant to any plan of reorganization or similar arrangement upon the bankruptcy or insolvency of a debtor;

(14)	any Person to the extent such Investments consist of prepaid expenses, negotiable instructions held for collection and lease, utility, unemployment insurance, workers’ compensation, performance and other similar deposits made in the ordinary course of business by the Company or any Restricted Subsidiary;

(15)	prepayments and other credits to suppliers made in the ordinary course of business;

(16)	endorsements of negotiable instruments and documents in the ordinary course of business;

(17)	loans or advances or similar transactions with customers, distributors, clients, developers, suppliers or purchasers of goods or services in the ordinary course of business;

(18)	Investments by the Company in connection with joint production arrangements in the form of dispositions of equipment to a joint venture entity in exchange for Capital Stock of or Indebtedness of the joint venture entity so long as within 30 days after such disposition, the Company’s or the applicable Restricted Subsidiary’s Capital Stock or Indebtedness in such entity are pledged to the Collateral Agent; and

(19)	Investments by the Company or any of its Restricted Subsidiaries, together with all other Investments pursuant to this clause (19), in an aggregate amount at the time of such Investment not to exceed $85.0 million outstanding at any one time (with the Fair Market Value of such Investment being measured at the time made and without giving effect to subsequent changes in value).

“Permitted Junior Lien Intercreditor Agreement” means an intercreditor agreement between the Collateral Agent and the trustee or agent for the holders of any obligations secured by Liens that are subordinated to the Liens securing the notes (the “Junior Liens”), on terms determined by the Company to be customary lien subordination terms for junior lien debt securities; provided that such intercreditor agreement shall provide:

•

Lien Priority. Notwithstanding the time, order or method of grant, creation, attachment or perfection of any Liens securing the notes and such Junior Liens, the Liens securing the notes shall rank senior to any Junior Liens on the Collateral.

•	Prohibition on Contesting Liens and Obligations. No holder of any obligation secured by any Junior Liens shall contest the validity or enforceability of the Liens securing the notes.

•

Exercise of Remedies and Release of Liens. Until the payment and discharge in full of all obligations under the Indenture, the Collateral Agent will have the sole power to exercise remedies against the Collateral (subject to the right of the holders of obligations secured by Junior Liens to take protective measures with respect to the Junior Liens that the Company determines are customarily provided to junior lien creditors) and to foreclose upon and dispose of the Collateral. Upon any private or public sale of Collateral taken in connection with the exercise of remedies by the Collateral Agent which results in the release of the Liens securing the notes, the Junior Liens on such item of Collateral will be automatically released.

•

Application of Proceeds and Turn-Over Provisions. In connection with any enforcement action with respect to the Collateral or any insolvency or liquidation proceeding involving the Company or any Guarantor, all proceeds of Collateral will first be applied to the repayment of all obligations under the notes prior to being applied to the obligations secured by such Junior Liens. If any holder of an obligation secured by Junior Liens receives any proceeds of Collateral in contravention of the foregoing, such proceeds will be turned over to the Collateral Agent.

•	Certain Matters in Connection with Liquidation and Insolvency Proceedings.

•

Debtor-in-Possession Financings. In connection with any insolvency or liquidation proceeding of the Company or any Subsidiary Guarantor, the Collateral Agent or holders of Pari Passu Lien Indebtedness may consent to debtor-in-possession financings secured by a Lien on the Collateral ranking prior to or pari passu with the Lien on such Collateral securing the Notes or to the use of cash collateral constituting proceeds of the Collateral without the consent of any holder of obligations secured by Junior Liens, and no holder of obligations secured by such Junior Liens shall be entitled to object to such use of cash collateral or debtor-in-possession financing or to seek “adequate protection” in connection therewith (other than in the form of a junior lien on any additional items of collateral for the Notes which are granted in connection with such debtor-in-possession financing or use of cash collateral).

•	Relief from Automatic Stay; Bankruptcy Sales and Post-Petition Interest. No holder of any obligation secured by Junior Liens may, without the consent of the Holders of notes (x) seek relief from the automatic stay with respect to any Collateral, (y) object to any sale of any Collateral in any insolvency or liquidation proceeding which has been consented to by the Collateral Agent (provided that the Junior Liens attach to the proceeds of such sale with the priority set forth in the Permitted Junior Lien Intercreditor Agreement) or (z) object to any claim of any Holder of notes to post-petition interest, fees or expenses on account of the Liens securing the notes.

•

Plans of Reorganization. No holder of obligations secured by Junior Liens shall support any plan or reorganization in connection with any insolvency or liquidation proceeding that is in contravention of the Intercreditor Agreement without the consent of the Holders of notes.

“Permitted Liens” means, with respect to any Person:

(1)	Liens on the Collateral securing Indebtedness Incurred pursuant to clause (1) of the second paragraph under “—Certain covenants—Limitation on indebtedness”;

(2)	pledges or deposits by such Person under workers’ compensation laws, unemployment, general insurance and other insurance laws and old age pensions and other social security or retirement benefits or similar legislation, or good faith deposits in connection with bids, tenders, contracts (other than for the payment of Indebtedness) or leases to which such Person is a party, or deposits to secure public or statutory obligations of such Person or deposits of cash or United States government bonds to secure surety or appeal bonds to which such Person is a party, or deposits as security for contested taxes or import or customs duties or for the payment of rent, in each case Incurred in the ordinary course of business;

(3)	Liens imposed by law and carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s and other like Liens, in each case Incurred in the ordinary course of business;

(4)	Liens for taxes, assessments or other governmental charges or levies not yet subject to penalties for non-payment or that are being contested in good faith by appropriate proceedings provided appropriate reserves required pursuant to GAAP have been made in respect thereof;

(5)	Liens in favor of issuers of surety, appeal or performance bonds or letters of credit or bankers’ acceptances or similar obligations issued pursuant to the request of and for the account of such Person in the ordinary course of its business;

(6)	minor survey exceptions, encumbrances, ground leases, easements or reservations of, or rights of others for, licenses, rights of way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning, building codes or other restrictions (including, without limitation, minor defects or irregularities in title and similar encumbrances) as to the use of real properties or Liens incidental to the conduct of the business of such Person or to the ownership of its properties that do not in the aggregate materially adversely affect the value of said properties or materially impair their use in the operation of the business of such Person;

(7)	Liens securing Hedging Obligations relating to Indebtedness so long as the related Indebtedness is, and is permitted to be under the Indenture, secured by a Lien on the same property securing such Hedging Obligation;

(8)	leases, licenses, subleases and sublicenses of assets (including, without limitation, real property and intellectual property rights) that do not materially interfere with the ordinary conduct of the business of the Company or any of its Restricted Subsidiaries;

(9)	judgment Liens not giving rise to an Event of Default, and Liens securing appeal or surety bonds related to such judgment, so long as any appropriate legal proceedings that may have been duly initiated for the review of such judgment have not been finally terminated or the period within which such proceedings may be initiated has not expired;

(10)	Liens for the purpose of securing (A) any Attributable Indebtedness in respect of a Sale/ Leaseback Transaction Incurred pursuant to clause (17) of the second paragraph of “—Certain covenants—Limitation on indebtedness” or (B) the payment of all or a part of the purchase price of, or Capitalized Lease Obligations, mortgage financings, Purchase Money Indebtedness or other payments Incurred to finance assets or property (other than Capital Stock or other Investments) acquired, constructed, improved or leased in the ordinary course of business; provided that, in the case of this subclause (10)(B):

(a)	the aggregate principal amount of Indebtedness secured by such Liens is otherwise permitted to be incurred under the Indenture and does not exceed the cost of the assets or property so acquired, constructed or improved, plus reasonable fees and expenses of such Person incurred in connection therewith; and

(b)	such Liens are created within 180 days of construction, acquisition or improvement of such assets or property and do not encumber any other assets or property of the Company or any Restricted Subsidiary other than such assets or property and assets affixed or appurtenant thereto and the proceeds thereof;

(11)	Liens that constitute banker’s Liens, rights of set-off or similar rights and remedies as to deposit accounts or other funds maintained with a bank, depositary or other financial institution, whether arising by operation of law or pursuant to contract;

(12)	Liens arising from Uniform Commercial Code financing statement filings regarding operating leases entered into by the Company and its Restricted Subsidiaries in the ordinary course of business;

(13)	Liens existing on the Issue Date (other than Liens permitted under clause (1) above or (35)(x)(A) below);

(14)	Liens on property or shares of stock of a Person at the time such Person becomes a Restricted Subsidiary; provided, however, that such Liens are not created, Incurred or assumed in connection with, or in contemplation of, such other Person becoming a Restricted Subsidiary; provided further, however, that any such Lien may not extend to any other property owned by the Company or any Restricted Subsidiary;

(15)	Liens on property at the time the Company or a Restricted Subsidiary acquired the property, including any acquisition by means of a merger or consolidation with or into the Company or any Restricted Subsidiary; provided, however, that such Liens are not created, Incurred or assumed in connection with, or in contemplation of, such acquisition; provided further, however, that such Liens may not extend to any other property owned by the Company or any Restricted Subsidiary;

(16)	Liens securing indebtedness or other obligations of a Restricted Subsidiary owing to the Company or another Restricted Subsidiary;

(17)	Liens on Capital Stock of Unrestricted Subsidiaries and Liens on property of an Unrestricted Subsidiary at the time that it is designated as a Restricted Subsidiary; provided that such Liens were not incurred in connection with or in contemplation of such designation;

(18)	deposits as security for contested taxes or contested import to customs duties;

(19)	Liens securing Refinancing Indebtedness incurred to refinance, refund, replace, amend, extend or modify, as a whole or in part, indebtedness that was previously so secured pursuant to clauses (10), (13), (14), (15) and (19) of this definition; provided that any such Lien is limited to all or part of the same property or assets (plus improvements, accessions, proceeds or dividends or distributions in respect thereof) that secured (or, under the written arrangements under which the original Lien arose, could secure) the indebtedness being refinanced or is in respect of property that is the security for a Permitted Lien hereunder;

(20)	any interest or title of a lessor under any operating lease;

(21)	Liens on specific items of inventory or other goods and proceeds of any Person securing such Person’s obligations in respect of bankers’ acceptances issued or created for the account of such Person to facilitate the purchase, shipment or storage of such inventory or other goods;

(22)	Liens in favor of customs and revenue authorities arising as a matter of law to secure payment of customs duties in connection with importation of goods;

(23)	Liens arising out of conditional sale, title retention, consignment or similar arrangements for the sale of goods entered into by the Company or any of its Restricted Subsidiaries in the ordinary course of business;

(24)	Liens on funds of the Company or any Subsidiary held in deposit accounts with third party providers of payment services securing credit card charge-back reimbursement and similar cash management obligations of the Company or the Subsidiaries;

(25)	Liens of a collecting bank arising in the ordinary course of business under Section 4-208 of the Uniform Commercial Code in effect in the relevant jurisdiction covering only the items being collected upon;

(26)	Liens arising by operation of law or contract on insurance policies and the proceeds thereof to secure premiums thereunder;

(27)	Liens on insurance policies and proceeds of insurance policies (including rebates of premiums) securing Indebtedness incurred pursuant to clause (12) under the covenant described under “—Limitation on indebtedness” to finance the payment of premiums on the insurance policies subject to such Liens;

(28)	statutory, common law or contractual Liens of landlords;

(29)	customary Liens granted in favor of a trustee to secure fees and other amounts owing to such trustee under an indenture or other agreement pursuant to which Indebtedness Permitted under “—Certain covenants—Limitation on indebtedness” is Incurred;

(30)	Liens on any cash earnest money deposit made by the Company or any Restricted Subsidiary in connection with any letter of intent or acquisition agreement that is not prohibited by the Indenture;

(31)	Liens in favor of credit card processors granted in the ordinary course of business;

(32)	Liens arising in connection with Cash Equivalents describe in clause (5) of the definition of Cash Equivalents;

(33)	Liens securing other obligations in an amount not to exceed $25.0 million at any time outstanding;

(34)	Liens securing cash management obligations incurred in the ordinary course of business; and

(35)

Liens securing (x)(A) Indebtedness Incurred pursuant to clause (2) of the second paragraph under “—Certain covenants—Limitation on indebtedness”, (B) Hedging Obligations and cash management obligations that are secured ratably (other than with respect to cash collateral for letters of credit) with Indebtedness outstanding pursuant to clause (2) of the second paragraph under “—Certain covenants—Limitation on indebtedness” and (C) Liens on cash or deposits granted to the collateral agent with respect to Indebtedness Incurred pursuant to clause (2) of the second paragraph under “—Certain covenants—Limitation of indebtedness” in respect of letters of credit issued and outstanding thereunder and (y) additional Pari Passu Lien Indebtedness in excess of the maximum amount permitted by clause (x)(A) above to the extent that after giving pro forma effect to the Incurrence of such Indebtedness under this clause (y) and the application of the proceeds therefrom on such date, the

Priority Leverage Ratio of the Company and the Restricted Subsidiaries would not exceed 3.25 to 1.00; provided that such Liens are subject to the terms of the Intercreditor Agreement; provided, further, that for all purposes of this clause (35) only, Indebtedness under a revolving credit facility shall be deemed to be Incurred on the date on which commitments are provided with respect thereto and shall be deemed to have remained outstanding at all times until such commitments have been terminated.

“Permitted Residuary Beneficiary” means any Person who is a beneficiary of a Qualified Trust and, under the terms of the Qualified Trust, is entitled to distributions out of the capital of such Qualified Trust only after the death of all of the Qualified Persons who are beneficiaries of such Qualified Trust.

“Person” means any individual, corporation, limited liability company, partnership, joint venture, association, joint-stock company, trust, unincorporated organization, government or any agency or political subdivision hereof or any other entity.

“Preferred Stock” means, as applied to the Capital Stock of any corporation, Capital Stock of any class or classes (however designated) that is preferred as to the payment of dividends, or as to the distribution of assets upon any voluntary or involuntary liquidation or dissolution of such Person, over shares of Capital Stock of any other class of such Person.

“Priority Leverage Ratio” means, at any date, the ratio of:

(i)	the sum, without duplication, of (x) the aggregate principal amount of Pari Passu Lien Indebtedness of the Company and its Restricted Subsidiaries and (y) the aggregate principal amount of Indebtedness (other than Guarantor Subordinated Obligations) of the Subsidiary Guarantors, in each case, as of such date of calculation (determined on a consolidated basis in accordance with GAAP); provided that for purposes of calculating the Priority Leverage Ratio other than for purposes of determining the permissibility of any transaction under “—Certain covenants—Limitation on restricted payments,” Indebtedness under a revolving credit facility shall be deemed to be incurred on the date on which commitments are provided with respect thereto and shall be deemed to have remained outstanding at all times until such commitments have been terminated, to

(ii)	Consolidated EBITDA of the Company for the four full fiscal quarters for which internal financial statements are available immediately preceding such date on which such additional indebtedness is incurred;

and in each case with such pro forma adjustments as are consistent with the pro forma adjustment provisions set forth in the definition of Consolidated Leverage Ratio.

“Purchase Money Indebtedness” means Indebtedness (including Capitalized Lease Obligations) Incurred (within 365 days of such purchase or lease) to finance or refinance the purchase, lease, construction, installation, or improvement of any assets used or useful in a Related Business (whether through the direct purchase of assets or through the purchase of Capital Stock of any Person owning such assets).

“Qualified Person” means a Person referred to in clauses (1) through (5) of the definition of Member of the McClatchy Family or the spouse, widow or widower for the time being and from time to time of any Person described in clause (4) or (5) of the definition of “Member of the McClatchy Family.”

“Qualified Trust” means a trust (whether testamentary or inter vivos) any beneficiary of which is a Qualified Person.

“Rating Agencies” means Standard & Poor’s Ratings Group, Inc. and Moody’s Investors Service, Inc. or if Standard & Poor’s Ratings Group, Inc. or Moody’s Investors Service, Inc. or both shall not make a rating on the notes publicly available, a nationally recognized statistical Rating Agency or agencies, as the case may be, selected by the Company (as certified by a resolution of the Board of Directors) which shall be substituted for Standard & Poor’s Ratings Group, Inc. or Moody’s Investors Service, Inc. or both, as the case may be.

“Refinance” means, in respect of any Indebtedness, to refinance, extend, renew, refund, replace, repay, prepay, purchase, redeem, defease or retire, or to issue other Indebtedness in exchange or replacement for or to consolidate, such Indebtedness. “Refinanced” and “Refinancing” shall have correlative meanings.

“Refinancing Indebtedness” means Indebtedness that is Incurred to Refinance any Indebtedness existing on the Issue Date or Incurred in compliance with the Indenture (including Indebtedness of the Company that Refinances Indebtedness of any Restricted Subsidiary and Indebtedness of any Restricted Subsidiary that Refinances Indebtedness of another Restricted Subsidiary (except that a Subsidiary Guarantor shall not Refinance Indebtedness of a Restricted Subsidiary that is not a Subsidiary Guarantor)), including Indebtedness that Refinances Refinancing Indebtedness, provided, however, that:

(1)	if the Stated Maturity of the Indebtedness being Refinanced is later than the Stated Maturity of the notes, the entire principal amount of the Refinancing Indebtedness has a Stated Maturity at least 91 days later than the Stated Maturity of the notes;

(2)	the Refinancing Indebtedness has an Average Life at the time such Refinancing Indebtedness is Incurred that is equal to or greater than the Average Life of the Indebtedness being Refinanced at such time;

(3)	such Refinancing Indebtedness is Incurred in an aggregate principal amount (or if issued with original issue discount, an aggregate issue price) that is equal to or less than the sum of the aggregate principal amount (or if issued with original issue discount, the aggregate accreted value) then outstanding of the Indebtedness being refinanced (plus, without duplication, any additional Indebtedness Incurred to pay interest, premiums required by the instruments governing such existing Indebtedness or premiums necessary to effectuate such Refinancing and costs, fees and expenses Incurred in connection therewith);

(4)	if the Indebtedness being Refinanced is subordinated in right of payment to the notes or the Subsidiary Guarantee, such Refinancing Indebtedness is subordinated in right of payment to the notes or the Subsidiary Guarantee on terms at least as favorable to the Holders as those contained in the documentation governing the Indebtedness being Refinanced; and

(5)	Refinancing Indebtedness shall not include (x) Indebtedness of a Non-Guarantor Subsidiary that refinances Indebtedness of the Company or a Subsidiary Guarantor, (y) Indebtedness of a Subsidiary Guarantor that refinances Existing Notes that mature after February 15, 2017 or (z) Indebtedness of a Subsidiary Guarantor (other than Guarantor Subordinated Obligations) that refinances Existing Notes that mature on or prior to February 15, 2017 unless (i) on the date such Indebtedness is incurred and, after giving effect thereto and the application of the proceeds thereof on a pro forma basis the Priority Leverage Ratio would be no greater than 3.25 to 1.00 or (ii) such Indebtedness constitutes Guarantor Subordinated Obligations.

“Registration Rights Agreement” means the registration rights agreement among the Company, the Subsidiary Guarantors and the initial purchasers entered into in connection with the notes.

“Related Business” means any business that is the same as or related, ancillary or complementary to any of the businesses of the Company and its Restricted Subsidiaries on the Issue Date and any reasonable extension or evolution of any of the forgoing, including without limitation, the online business of the Company and its Restricted Subsidiaries.

“Restricted Investment” means any Investment other than a Permitted Investment.

“Restricted Subsidiary” means any Subsidiary of the Company other than an Unrestricted Subsidiary.

“Sale/Leaseback Transaction” means any direct or indirect arrangement relating to property now owned or hereafter acquired by the Company or a Restricted Subsidiary whereby the Company or such Restricted Subsidiary transfers such property to a Person (other than the Company or any of its Subsidiaries) and the Company or such Restricted Subsidiary leases it from such Person.

“SEC” means the United States Securities and Exchange Commission.

“Secured Party” means (i) the Holders, (ii) the Trustee, (iii) the Collateral Agent and (iv) any successors, indorsees, transferees and assigns of each of the foregoing.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations of the SEC promulgated thereunder.

“Senior Management” means the Chief Executive Officer, the Chief Financial Officer, any Vice President, the Treasurer or the Secretary of the Company.

“Significant Subsidiary” means any Restricted Subsidiary that would be a “Significant Subsidiary” of the Company within the meaning of Rule 1-02 under Regulation S-X promulgated by the SEC.

“Stated Maturity” means, with respect to any security, the date specified in the agreement governing or certificate relating to such security as the fixed date on which the final payment of principal of such security is due and payable, including pursuant to any mandatory redemption provision, but shall not include any contingent obligations to repay, redeem or repurchase any such principal prior to the date originally scheduled for the payment thereof.

“Subordinated Obligation” means any Indebtedness of the Company (whether outstanding on the Issue Date or thereafter Incurred) that is subordinated or junior in right of payment to the notes pursuant to a written agreement. No Indebtedness of the Company shall be deemed to be subordinated or junior in right of payment to any other Indebtedness of the company solely by virtue of Liens, guarantees, maturity or payments or structural subordination.

“Subsidiary” of any Person means (1) any corporation, association or other business entity of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person (or a combination thereof), or (2) any partnership (a) the sole general partner or the managing general partner of which is such Person or a Subsidiary of such Person or (b) the only general partners of which are such Person or one or more Subsidiaries of such Person (or any combination thereof). Unless otherwise specified herein, each reference to a Subsidiary will refer to a Subsidiary of the Company.

“Subsidiary Guarantee” means, individually, any Guarantee by a Subsidiary Guarantor pursuant to the terms of the Indenture and any supplemental indenture thereto, and, collectively, all such Guarantees. Each such Subsidiary Guarantee will be in the form prescribed by the Indenture.

“Subsidiary Guarantor” means each Restricted Subsidiary in existence on the Issue Date that provides a Subsidiary Guarantee on the Issue Date (and any other Restricted Subsidiary that provides a Subsidiary Guarantee in accordance with the Indenture); provided that upon release or discharge of such Restricted Subsidiary from its Subsidiary Guarantee in accordance with the Indenture, such Restricted Subsidiary ceases to be a Subsidiary Guarantor.

“substantially concurrent” means, with respect to two or more events, the occurrence of such events within 45 days of each other.

“Trade Payables” means, with respect to any Person, any accounts payable to trade creditors created, assumed or Guaranteed by such Person arising in the ordinary course of business in connection with the acquisition of goods or services.

“Treasury Rate” means, as obtained by the Company, the yield to maturity at the time of computation of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15 (519) that has become publicly available at least two Business Days prior to the redemption date (or, if such Statistical Release is no longer published, any publicly available source of similar market data)) most nearly equal to the period from the redemption date to February 15, 2013; provided, however, that if the period from the redemption date to February 15, 2013 is not equal to the constant maturity of a United States Treasury security for which a weekly average yield is given, the Treasury Rate shall be obtained by linear interpolation (calculated to the nearest one-twelfth of a year) from the weekly average yields of United States Treasury securities for which such yields are given, except that if the period from the redemption date to February 15, 2013 is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year will be used.

“Trust Officer” means, when used with respect to the Trustee, any officer within the corporate trust department of the Trustee, including any vice president, assistant vice president, assistant secretary, assistant treasurer, trust officer or any other officer of the Trustee who customarily performs functions similar to those performed by the Persons who at the time shall be such officers, respectively, or to whom any corporate trust matter is referred because of such person’s knowledge of and familiarity with the particular subject and who shall have direct responsibility for the administration of the Indenture.

“Trustee” means the party named as such in the indenture until a successor replaces it and, thereafter, means such successor.

“Uniform Commercial Code” means the New York Uniform Commercial Code as in effect from time to time.

“Unrestricted Subsidiary” means:

(1)	any Subsidiary of the Company that at the time of determination shall be designated an Unrestricted Subsidiary by the Board of Directors of the Company in the manner provided below; and

(2)	any Subsidiary of an Unrestricted Subsidiary.

The Board of Directors of the Company may designate any Subsidiary of the Company (including any newly acquired or newly formed Subsidiary or a Person becoming a Subsidiary through merger or consolidation or Investment therein) to be an Unrestricted Subsidiary only if:

(1)	such Subsidiary or any of its Subsidiaries does not own any Capital Stock or Indebtedness of or have any Investment in, or own or hold any Lien on any property of, any other Subsidiary of the Company that is not a Subsidiary of the Subsidiary to be so designated or otherwise an Unrestricted Subsidiary;

(2)	all the Indebtedness of such Subsidiary and its Subsidiaries shall, at the date of designation, and will at all times thereafter while they are Unrestricted Subsidiaries, consist of Non-Recourse Debt;

(3)	such designation and the Investment of the Company in such Subsidiary complies with “—Certain covenants—Limitation on restricted payments”;

(4)	such Subsidiary, either alone or in the aggregate with all other Unrestricted Subsidiaries, does not operate, directly or indirectly, all or substantially all of the business of the Company and its Subsidiaries;

(5)	such Subsidiary is a Person with respect to which neither the Company nor any of its Restricted Subsidiaries has any direct or indirect obligation:

(a)	to subscribe for additional Capital Stock of such Person; or

(b)	to maintain or preserve such Person’s financial condition or to cause such Person to achieve any specified levels of operating results; and

(6)	on the date such Subsidiary is designated an Unrestricted Subsidiary, such Subsidiary is not a party to any agreement, contract, arrangement or understanding with the Company or any Restricted Subsidiary with terms substantially less favorable to the Company than those that might have been obtained from Persons who are not Affiliates of the Company.

Any such designation by the Board of Directors of the Company shall be evidenced to the Trustee by filing with the Trustee a resolution of the Board of Directors of the Company giving effect to such designation and an Officers’ Certificate certifying that such designation complies with the foregoing conditions. If, at anytime, any Unrestricted Subsidiary would fail to meet the foregoing requirements as an Unrestricted Subsidiary, it shall thereafter cease to be an Unrestricted Subsidiary for purposes of the indenture and any Indebtedness of such Subsidiary shall be deemed to be Incurred as of such date.

The Board of Directors of the Company may designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided that immediately after giving effect to such designation, no Default or Event of Default shall have occurred and be continuing or would occur as a consequence thereof and the Company could incur at least $1.00 of additional Indebtedness pursuant to the first paragraph of the “Certain covenants—Limitation on indebtedness” covenant on a pro forma basis taking into account such designation.

“U.S. Government obligations” means securities that are (1) direct obligations of the United States of America for the timely payment of which its full faith and credit is pledged or (2) obligations of a Person controlled or supervised by and acting as an agency or instrumentality of the United States of America the timely payment of which is unconditionally guaranteed as a full faith and credit obligation of the United States of America, which, in either case, are not callable or redeemable at the option of the issuer thereof, and shall also include a depositary receipt issued by a bank (as defined in Section 3(a)(2) of the Securities Act), as custodian with respect to any such U.S. Government Obligations or a specific payment of principal of or interest on any such U.S. Government Obligations held by such custodian for the account of the holder of such depositary receipt; provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the Holder of such depositary receipt from any amount received by the custodian in respect of the U.S. Government Obligations or the specific payment of principal of or interest on the U.S. Government Obligations evidenced by such depositary receipt.

“Voting Stock” of a Person means all classes of Capital Stock of such Person then outstanding and normally entitled to vote in the election of directors, managers or trustees, as applicable, of such Person.

“Wholly Owned Subsidiary” means a Restricted Subsidiary, all of the Capital Stock of which (other than directors’ qualifying shares or local ownership shares) is owned by the Company or another Wholly Owned Subsidiary.

Exchange offer and registration rights agreement

We entered into a registration rights agreement with the initial purchasers on February 11, 2010. In that agreement, we agreed for the benefit of the holders of the notes that we will use our reasonable efforts to file with the Commission and cause to become effective a registration statement relating to an offer to exchange the notes for an issue of notes registered with the Commission with terms substantially identical in all material respects to the notes (except that the exchange notes will not be subject to restrictions on transfer or to any increase in annual interest rate as described below for failure to comply with the registration rights obligations). We have filed this registration statement to meet our obligations under this registration rights agreement. For details regarding the exchange offer, see “The exchange offer.”

If applicable interpretations of the staff of the Commission do not permit us to effect the exchange offer, we will use our reasonable efforts to cause to become effective a shelf registration statement relating to resales of the notes and to keep that shelf registration statement effective until two years after the closing date or such shorter period that will terminate when all notes covered by the shelf registration statement have been sold. We will, in the event of such a shelf registration, provide to each noteholder named therein copies of a prospectus, notify each such noteholder when the shelf registration statement has become effective and take certain other actions to permit resales of the notes as required under the provisions of the registration rights agreement. A noteholder that sells notes under the shelf registration statement generally will be required to be named as a selling security holder in the related prospectus and to deliver a prospectus to purchasers, will be subject to certain of the civil liability provisions under the Securities Act in connection with those sales and will be bound by the provisions of the registration rights agreement that are applicable to such a noteholder (including certain indemnification obligations). We may require each noteholder requesting to be named as a selling security holder in the shelf registration statement to furnish to us such information regarding the noteholder and the distribution of the notes or exchange notes by such noteholder as we may from time to time reasonably require for inclusion of the noteholder in the shelf registration statement. We may refuse to name a noteholder as a selling security holder if such noteholder fails to provide us with such requested information.

If the exchange offer is not completed (or, if required, the shelf registration statement is not declared effective) on or before the date that is 210 days after the closing date, the annual interest rate borne by the notes will be increased by 0.25% per annum (which interest rate will be increased by an additional 0.25% per annum for each subsequent 90-day period that such additional interest continues to accrue, provided that the rate at which such additional interest accrues may in no event exceed 0.5% per annum) until the earliest of the date that the exchange offer is completed, the shelf registration statement is declared effective or two years after the original issue date of the notes. The amounts of additional interest will be payable in cash on the same interest payment dates as interest on the notes is payable.

If we effect the exchange offer, we will be entitled to close the exchange offer 20 business days after its commencement, provided that we have accepted all notes validly surrendered in accordance with the terms of the exchange offer. Notes not tendered in the exchange offer shall bear interest at the rate set forth on the cover page of this prospectus and be subject to all the terms and conditions specified in the indenture, including transfer restrictions.

This summary of the provisions of the registration rights agreement does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all the provisions of the registration rights agreement, a copy of which is available from us upon request.

Book-entry settlement and clearance

The exchange notes will be represented by permanent global notes in definitive, fully registered book-entry form (each, a “global security”) which will be registered in the name of a nominee of The Depository Trust Company, or DTC, and deposited on behalf of purchasers of the exchange notes represented thereby with the trustee as custodian for DTC for credit to the respective accounts of the purchasers (or to such other accounts as they may direct) at DTC.

You may hold your beneficial interests in a global security directly through DTC if you have an account with DTC or indirectly through organizations that have accounts with DTC (called “participants”).

Ownership of beneficial interests in a global security will be limited to participants or persons that may hold interests through participants. Ownership of beneficial interests in a global security will be shown on, and the transfer of those beneficial interests will be effected only through, records maintained by DTC (with respect to participants’ interests) and such participants (with respect to the owners of beneficial interests in such global security other than participants). The laws of some jurisdictions require that certain purchasers of securities take physical delivery of such securities in definitive form. These limits and laws may impair the ability to transfer beneficial interests in a global security.

Payment of principal of, premium (if any) and interest on the exchange notes represented by a global security will be made in immediately available funds to DTC or its nominee, as the case may be, as the sole registered owner and the sole holder of the notes represented thereby for all purposes under the indenture. We expect that upon receipt of any payment of principal of or interest on any global security, DTC will credit, on its book-entry registration and transfer system, the accounts of participants with payments in amounts proportionate to their respective beneficial interests in the principal or face amount of such global security as shown on the records of DTC. We expect that payments by participants or indirect participants to owners of beneficial interests in a global security held through such participants or indirect participants will be governed by standing instructions and customary practices as is now the case with securities held for customer accounts registered in “street name” and will be the sole responsibility of such participants or indirect participants.

Neither we, the trustee nor any paying agent will have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial interests in a global security for any exchange notes or for maintaining, supervising or reviewing any records relating to such beneficial interests or for any other aspect of the relationship between DTC and its participants or indirect participants or the relationship between such participants or indirect participants and the owners of beneficial interests in a global security owning through such participants.

A global security may not be transferred except as a whole by DTC or a nominee of DTC to a nominee of DTC or to DTC. Notes in physical, certificated form will be issued and delivered to each person that DTC identifies as a beneficial owner of the related notes only if:

•	DTC notifies us at any time that it is unwilling or unable to continue as depositary for the global notes and a successor depositary is not appointed within 90 days;

•	DTC ceases to be registered as a clearing agency under the Securities Exchange Act of 1934 and a successor depositary is not appointed within 90 days;

•	we, at our option, notify the Trustee that we elect to cause the issuance of certificated notes; or

•	certain other events provided in the indenture should occur.

Any global security that is exchangeable for certificated notes pursuant to one of the provisions set forth above will be exchanged for certificated notes in authorized denominations and registered in such names as DTC or any successor depositary holding such global security may direct. Subject to the foregoing, a global security is not exchangeable, except for a global security of like denomination to be registered in the name of DTC or any successor depositary or its nominee. In the event that a global security becomes exchangeable for certificated notes:

•	certificated notes will be issued only in fully registered form in denominations of $2,000 or integral multiples of $1,000 in excess of $2,000,

•

payment of principal of, and premium, if any, and interest on, the certificated notes will be payable, and the transfer of the certificated notes will be registrable, at our office or agency maintained for such purposes, and

•

no service charge will be made for any registration of transfer or exchange of the certificated notes, although we may require payment of a sum sufficient to cover any tax or governmental charge imposed in connection therewith.

So long as DTC or any successor depositary for a global security, or any nominee, is the registered owner of such global security, DTC or such successor depositary or nominee, as the case may be, will be considered the sole owner or holder of the notes represented by such global security for all purposes under the indenture and the notes. Except as set forth above, owners of beneficial interests in a global security will not be entitled to have the notes represented by such global security registered in their names, will not receive or be entitled to receive physical delivery of certificated notes in definitive form and will not be considered to be the owners or holders of any notes under such global security for any purpose, including with respect to the giving of any direction, instruction or approval to the trustee under the indenture. Accordingly, each person owning a beneficial interest in a global security must rely on the procedures of DTC or any successor depositary, and, if such person is not a participant, on the procedures of the participant through which such person owns its interest, to exercise any rights of a holder under the indenture. We understand that under existing industry practices, in the event that we request any action of holders or that an owner of a beneficial interest in a global security desires to give or take any action which a holder is entitled to give or take under the indenture, DTC or any successor depositary would authorize the participants holding the relevant beneficial interest to give or take such action and such participants would authorize beneficial owners owning through such participants to give or take such action or would otherwise act upon the instructions of beneficial owners owning through them.

DTC has advised us that DTC is:

•	a limited-purpose trust company organized under the laws of the State of New York,

•	a member of the Federal Reserve System,

•	a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and

•	a “clearing agency” registered under Section 17A of the Exchange Act.

DTC was created to hold securities for its participants and to facilitate the clearance and settlement of securities transactions between its participants through electronic book-entry changes to the accounts of its participants. DTC’s participants include securities brokers and dealers; banks and trust companies; clearing corporations and other organizations. Indirect access to DTC’s system is also available to others such as banks, brokers, dealers and trust companies; these indirect participants clear through or maintain a custodial relationship with a DTC participant, either directly or indirectly. Investors who are not DTC participants may beneficially own securities held by or on behalf of DTC only through DTC participants or indirect participants in DTC.

Although DTC has agreed to the foregoing procedures in order to facilitate transfers of interests in global securities among participants of DTC, it is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. Neither we nor the trustee will have any responsibility for the performance by DTC or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

Certain U.S. federal income tax considerations

This section is a discussion of certain U.S. federal income tax considerations relating to the exchange offer. This summary does not provide a complete analysis of all potential tax considerations. The information provided below is based on existing U.S. federal tax authorities as of the date hereof, all of which are subject to change or differing interpretations, possibly with retroactive effect. There can be no assurances that the Internal Revenue Service (the “IRS”) will not challenge one or more of the tax consequences described herein, and we have not obtained, nor do we intend to obtain, a ruling from the IRS with respect to the U.S. federal income tax consequences of the exchange offer. This summary generally applies only to beneficial owners of the notes that hold the notes as “capital assets” (generally, for investment), and does not purport to deal with all aspects of U.S. federal income taxation that may be relevant to a particular beneficial owner in light of the beneficial owner’s circumstances (for example, persons subject to the alternative minimum tax provisions of the Internal Revenue Code of 1986, as amended (the “Code”), or a U.S. holder (as defined below) whose “functional currency” is not the U.S. dollar). Also, it is not intended to address all categories of investors, some of which may be subject to special rules (such as partnerships or other pass-through entities (or investors in such entities), dealers in securities or currencies, traders in securities that elect to use a mark-to-market method of accounting, banks, thrifts, regulated investment companies, real estate investment trusts, insurance companies, tax-exempt entities, tax-deferred or other retirement accounts, former citizens or residents of the United States, persons holding notes as part of a hedging or conversion transaction or a straddle, or persons deemed to sell notes under the constructive sale provisions of the Code). Finally, the summary does not describe the effect of the U.S. federal estate and gift tax laws or the effects of any applicable non-U.S., state or local laws.

INVESTORS SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AND THE CONSEQUENCES OF U.S. FEDERAL ESTATE AND GIFT TAX LAWS, NON-U.S., STATE AND LOCAL TAX LAWS, AND TAX TREATIES.

As used herein, the term “U.S. holder” means a beneficial owner of the notes that, for U.S. federal income tax purposes is (1) an individual who is a citizen or resident of the United States, (2) a corporation, or an entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States, any state thereof or the District of Columbia, (3) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (4) a trust if it (x) is subject to the primary supervision of a U.S. court and the control of one of more U.S. persons or (y) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person. A “non-U.S. holder” is a beneficial owner of the notes that is an individual, corporation, estate or trust and is not a U.S. holder. If any entity or arrangement (domestic or foreign) that is treated as a partnership for U.S. federal income tax purposes is a beneficial owner of a note, the tax treatment of a partner in the partnership will depend upon the status of the partner and the activities of the partnership. A beneficial owner of a note that is a partnership, and partners in such partnership, should consult their own tax advisors about the U.S. federal income tax consequences of the exchange offer, and of purchasing, owning and disposing of the exchange notes.

The exchange of original notes for exchange notes pursuant to the exchange offer will not be a taxable exchange for U.S. federal income tax purposes. Accordingly, for U.S. federal income tax purposes, a holder should have the same tax basis and holding period in the exchange notes as the holder had in the original notes immediately before the exchange.

Plan of distribution

Each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for original notes where such original notes were acquired as a result of market-making activities or other trading activities. We have agreed that, for a period of up to 180 days after consummation of this exchange offer, we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale. In addition, until November 28, 2010, all dealers effecting transactions in the exchange notes may be required to deliver a prospectus.

We will not receive any proceeds from any sale of exchange notes by broker-dealers or any other persons. Exchange notes received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the exchange notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer and/or the purchasers of any such exchange notes. Any broker-dealer that resells exchange notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of such exchange notes may be deemed to be an “underwriter” within the meaning of the Securities Act and any profit of any such resale of exchange notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

We have agreed to pay all expenses incident to this exchange offer, excluding underwriting discounts and commissions, brokerage commissions and transfer taxes, if any, related to the sale or disposition of notes by a holder, and will indemnify the holders of the original notes, including any broker-dealers, against certain liabilities, including liabilities under the Securities Act in connection with the exchange offer.

Each broker-dealer further acknowledges and agrees that, upon receipt of notice from us of the happening of any event which makes any statement in the prospectus untrue in any material respect or which requires the making of any changes in the prospectus to make the statements in the prospectus not misleading, which notice we agree to deliver promptly to such broker-dealer, such broker-dealer will suspend use of the prospectus until we have notified such broker-dealer that delivery of the prospectus may resume and have furnished copies of any amendment or supplement to the prospectus to the broker-dealer.

Legal matters

Certain legal matters relating to the validity of the notes offered hereby will be passed upon for us by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California and New York, New York.

Experts

The consolidated financial statements included in this Prospectus and the effectiveness of The McClatchy Company’s internal control over financial reporting have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such financial statements have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

Where you can find more information

We are a reporting company and file annual, quarterly and current reports, proxy statements and other information with the Commission. You may read any reports, proxy statements or other information that we file with the Commission at the Commission’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for more information about the operation of the public reference room. The Commission maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the Commission, including The McClatchy Company. The Commission’s Internet site can be found at www.sec.gov. Periodic and current reports we file with the Commission are available at our website www.mcclatchy.com. Information on our website is not incorporated by reference into this prospectus.

We “incorporate by reference” into this prospectus the documents listed below:

1.	our Annual Report on Form 10-K for the year ended December 27, 2009, filed with the Commission on March 2, 2010, and our financial statements for the year ended December 27, 2009 as revised by the consolidated financial statements provided elsewhere in this prospectus;

2.	the portion of our Proxy Statement for our 2010 Annual Meeting of Stockholders that is incorporated by reference in our Annual Report on Form 10-K for the fiscal year ended December 27, 2009 (but do not incorporate such Annual Report);

3.	Our Quarterly Report on Form 10-Q for the quarter ended March 28, 2010, filed with the Commission on May 5, 2010 and our financial statements for the quarter ended March 28, 2010 as revised by the consolidated financial statements provided elsewhere in this prospectus; and

4.	Our Current Reports on Form 8-K, filed with the Commission on January 1, 2010, January 27, 2010 (and only the first Current Report on Form 8-K filed on such date that does not include the press release relating to the Company’s results for the fourth quarter of 2010), January 29, 2010, February 9, 2010, February 17, 2010 and May 21, 2010.

All documents filed by us pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus shall also be deemed to be incorporated herein by reference. We do not incorporate by reference any information furnished pursuant to Items 2.02 or 7.01 of Form 8-K in any past or future filings, unless specifically stated otherwise. Any such information incorporated by reference would be an important part of this prospectus.

Information in this prospectus supersedes information that we filed with the Commission prior to the date of this prospectus, while information that we file later with the Commission will automatically update and supersede this prospectus. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

You may request copies of our filings with the Commission and forms of documents pertaining to the securities offered hereby referred to in this prospectus without charge, by written or telephonic request directed to us at The McClatchy Company, 2100 Q Street, Sacramento, California 95816, Attention: Investor Relations, Telephone: (916) 321-1846.

INDEX TO FINANCIAL STATEMENTS AND

FINANCIAL STATEMENT SCHEDULES

All other schedules are omitted as not applicable under the rules of Regulation S-X.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of The McClatchy Company:

We have audited the accompanying consolidated balance sheets of The McClatchy Company and subsidiaries (the Company) as of December 27, 2009 and December 28, 2008 and the related consolidated statements of operations, stockholders’ equity, and cash flows for each of the three years in the period ended December 27, 2009. We also have audited the Company’s internal control over financial reporting as of December 27, 2009 based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying “Management Report on Internal Control Over Financial Reporting.” Our responsibility is to express an opinion on these financial statements and an opinion on the Company’s internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 27, 2009 and December 28, 2008 and the results of their operations and their cash flows for each of the three years in the period ended December 27, 2009, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 27, 2009, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

/S/ DELOITTE & TOUCHE LLP

Sacramento, California
March 2, 2010 (June 3, 2010 as to Note 13)

CONSOLIDATED STATEMENT OF OPERATIONS

(In thousands, except for per share amounts)

	Year Ended
	December 27, 2009	December 28, 2008	December 30, 2007
REVENUES - NET:
Advertising	$1,143,129	$1,568,766	$1,911,722
Circulation	278,256	265,584	275,658
Other	50,199	66,106	72,983

	1,471,584	1,900,456	2,260,363
OPERATING EXPENSES:
Compensation	582,241	822,771	911,964
Newsprint and supplements	167,164	252,599	277,634
Depreciation and amortization	142,889	142,948	148,559
Other operating expenses	380,778	460,973	496,112
Goodwill and masthead impairment	—	59,563	2,992,046

	1,273,072	1,738,854	4,826,315

OPERATING INCOME (LOSS)	198,512	161,602	(2,565,952)

NON-OPERATING (EXPENSES) INCOME:
Interest expense	(127,276)	(157,385)	(197,997)
Interest income	47	1,429	243
Equity income (loss) in unconsolidated companies - net	2,130	(14,021)	(36,899)
Write-down of investments and land held for sale	(28,322)	(26,462)	(84,568)
Gain on sale of SP Newsprint Company	208	34,417	—
Gain on extinguishment of debt	44,117	21,026	—
Gain on non-operating items and other - net	(5)	1,479	1,982

	(109,101)	(139,517)	(317,239)
INCOME (LOSS) FROM CONTINUING OPERATIONS BEFORE INCOME TAXES	89,411	22,085	(2,883,191)

INCOME TAX PROVISION (BENEFIT)	29,147	19,278	(156,582)

INCOME (LOSS) FROM CONTINUING OPERATIONS	60,264	2,807	(2,726,609)

LOSS FROM DISCONTINUED OPERATIONS, NET OF INCOME TAXES	(6,174)	(6,758)	(9,404)

NET INCOME (LOSS)	$54,090	$(3,951)	$(2,736,013)

NET INCOME (LOSS) PER COMMON SHARE:
Basic:
Income (loss) from continuing operations	$0.72	$0.03	$(33.26)
Loss from discontinued operations	(0.07)	(0.08)	(0.11)

Net income (loss) per share	$0.65	$(0.05)	$(33.37)

Diluted:
Income (loss) from continuing operations	$0.72	$0.03	$(33.26)
Loss from discontinued operations	(0.07)	(0.08)	(0.11)

Net income (loss) per share	$0.65	$(0.05)	$(33.37)

WEIGHTED AVERAGE NUMBER OF COMMON SHARES:
Basic	83,785	82,333	82,000
Diluted	83,810	82,409	82,000

See notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEET

(In thousands, except share amounts)

	December 27, 2009	December 28, 2008
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$6,157	$4,998
Trade receivables, net of allowances of $10,298 in 2009 and $15,255 in 2008	205,840	243,700
Other receivables	9,660	16,544
Newsprint, ink and other inventories	36,374	49,301
Deferred income taxes	23,648	29,084
Income tax receivable	10,019	11,451
Land and other assets held for sale	6,390	182,566
Other current assets	23,153	19,085

	321,241	556,729
PROPERTY, PLANT AND EQUIPMENT:
Land	195,918	199,584
Building and improvements	389,803	390,890
Equipment	800,034	823,466
Construction in progress	3,091	5,071

	1,388,846	1,419,011
Less accumulated depreciation	(621,266)	(576,134)

	767,580	842,877
INTANGIBLE ASSETS:
Identifiable intangibles - net	711,758	771,076
Goodwill	1,006,020	1,006,020

	1,717,778	1,777,096
INVESTMENTS AND OTHER ASSETS
Investments in unconsolidated companies	322,109	323,257
Other assets	174,191	22,247

	496,300	345,504

TOTAL ASSETS	$3,302,899	$3,522,206

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable	$46,240	$68,336
Accrued compensation	86,969	85,583
Income taxes payable	11,453	46,562
Unearned revenue	78,908	81,091
Accrued interest	21,148	22,107
Accrued dividends	—	7,431
Other accrued liabilities	18,492	36,481

	263,210	347,591
NON-CURRENT LIABILITIES:
Long-term debt	1,896,436	2,037,776
Deferred income taxes	243,167	202,015
Pension and postretirement obligations	604,701	747,720
Other long-term obligations	125,196	134,675

	2,869,500	3,122,186

COMMITMENTS AND CONTINGENCIES STOCKHOLDERS’ EQUITY:
Common stock $.01 par value:
Class A - authorized 200,000,000 shares, issued 59,705,101 in 2009 and 57,520,445 in 2008	597	575
Class B - authorized 60,000,000 shares, issued 24,800,962 in 2009 and 25,050,962 in 2008	248	251
Additional paid-in capital	2,207,122	2,203,776
Retained earnings (accumulated deficit)	(1,783,101)	(1,829,717)
Treasury stock at cost, 37,902 shares in 2009 and 5,264 in 2008	(153)	(144)
Accumulated other comprehensive (loss)	(254,524)	(322,312)

	170,189	52,429

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$3,302,899	$3,522,206

See notes to consolidated financial statements.

CONSOLIDATED STATEMENT OF CASH FLOWS

(In thousands)

	December 27, 2009	December 28, 2008	December 30, 2007
CASH FLOWS FROM OPERATING ACTIVITIES:
Income (loss) from continuing operations	$60,264	$2,807	$(2,726,609)
Reconciliation to net cash provided by continuing operations:
Depreciation and amortization	142,889	142,948	148,559
Goodwill and masthead impairment	—	59,563	2,992,046
Impairment related to investments and land held for sale	28,322	26,462	84,568
Employee benefit expense	1,659	14,724	33,976
Stock compensation expense	2,971	4,104	7,217
Deferred income taxes	4,415	(73,215)	(271,342)
Gain on sale of SP Newsprint	(208)	(34,417)	—
Gain on extinguishment of debt	(44,117)	(21,026)	—
Equity loss (income) in unconsolidated companies in excess of cash received	(995)	14,021	36,899
Write-off of deferred financing cost	364	3,738	—
Other	12,545	9,829	4,089
Changes in certain assets and liabilities:
Trade receivables	37,860	45,850	22,235
Inventories	12,927	(13,071)	15,862
Other assets	(6,110)	9,018	25,744
Accounts payable	(24,594)	(25,767)	(39,662)
Accrued compensation	1,386	(19,309)	(26,506)
Income taxes	(55,633)	75,129	79,214
Other liabilities	(42,348)	(27,086)	(30,035)

Net cash provided by operating activities of continuing operations	131,597	194,302	356,255
Net cash from operating activities of discontinued operations	(8,431)	187,567	4,214

Net cash from operating activities	123,166	381,869	360,469

CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from sale of equipment and other	9,284	33,172	27,370
Proceeds from sale of investments	4,208	63,141	24,288
Purchases of property, plant and equipment	(13,574)	(21,418)	(60,793)
Equity investments and other	(23)	(855)	(3,861)

Net cash from investing activities of continuing operations	(105)	74,040	(12,996)
Net cash from investing activities of discontinued operations	—	—	518,085

Net cash from investing activities	(105)	74,040	505,089

CASH FLOWS FROM FINANCING ACTIVITIES:
Repayments of term bank debt	(3,200)	—	(550,000)
Net (repayments) from revolving bank debt	(61,000)	(116,900)	(157,195)
Extinguishment of public notes and related expenses	(38,082)	(300,871)	(100,000)
Payment of cash dividends	(14,905)	(51,828)	(59,041)
Payment of debt issuance costs	(5,665)	(9,741)	—
Other - principally stock issuances	950	2,613	6,913

Net cash from financing activities	(121,902)	(476,727)	(859,323)

NET CHANGE IN CASH AND CASH EQUIVALENTS	1,159	(20,818)	6,235
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	4,998	25,816	19,581

CASH AND CASH EQUIVALENTS, END OF YEAR	$6,157	$4,998	$25,816

See notes to consolidated financial statements.

CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY

(In thousands, except share and per share amounts)

	Par Value Class A	Par Value Class B	Additional Paid-In Capital	Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total
BALANCES, DECEMBER 31, 2006	$557	$261	$2,182,544	$1,016,023	$(95,761)	$—	$3,103,624
Adoption of ASC 740	—	—	—	(2,218)	—	—	(2,218)

ADJUSTED BALANCES, JANUARY 1, 2007	$557	$261	$2,182,544	$1,013,805	$(95,761)	$—	$3,101,406
Net loss				(2,736,013)			(2,736,013)
Other comprehensive income (loss), net of tax:
Pension and postretirement plans:
Unamortized gain					52,059		52,059
Prior service credit					9,087		9,087
Other comprehensive loss related to equity investments					(1,358)		(1,358)

Other comprehensive income							59,788

Total comprehensive loss							(2,676,225)
Adjustment to eliminate minimum pension liability related to Star Tribune					45,070		45,070
Dividends declared ($.72 per share)				(59,090)			(59,090)
Conversion of 1,065,435 Class B shares to Class A shares	10	(10)					—
Issuance of 244,682 Class A shares under stock plans	4		6,731				6,735
Stock compensation expense			7,466				7,466
Purchase of 3,029 shares of treasury stock						(122)	(122)
Tax benefit from stock plans			300				300

BALANCES, DECEMBER 30, 2007	571	251	2,197,041	(1,781,298)	9,097	(122)	425,540
Net loss				(3,951)			(3,951)
Other comprehensive income (loss), net of tax:
Pension and postretirement plans:
Unamortized loss					(323,996)		(323,996)
Prior service credit					(2,266)		(2,266)
Other comprehensive loss related to equity investments					(5,147)		(5,147)

Other comprehensive loss							(331,409)

Total comprehensive loss							(335,360)
Dividends declared ($.54 per share)				(44,468)			(44,468)
Issuance of 412,135 Class A shares under stock plans	4		2,771				2,775
Stock compensation expense			4,104				4,104
Purchase of 2,235 shares of treasury stock						(22)	(22)
Tax impact from stock plans			(140)				(140)

BALANCES, DECEMBER 28, 2008	575	251	2,203,776	(1,829,717)	(322,312)	(144)	52,429
Net income				54,090			54,090
Other comprehensive income (loss), net of tax:
Pension and postretirement plans:
Unamortized gain					67,539		67,539
Prior service credit					368		368
Other comprehensive loss related to equity investments					(119)		(119)
Other comprehensive income							67,788

Total comprehensive income							121,878

Dividends declared ($.09 per share)				(7,474)			(7,474)
Conversion of 250,000 Class B shares to Class A shares	3	(3)
Issuance of 1,934,656 Class A shares under stock plans	19		940				959
Stock compensation expense			2,971				2,971
Purchase of 32,638 shares of treasury stock						(9)	(9)
Tax impact from stock plans			(565)				(565)

BALANCES, DECEMBER 27, 2009	$597	$248	$2,207,122	$(1,783,101)	$(254,524)	$(153)	$170,189

See notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. SIGNIFICANT ACCOUNTING POLICIES

The McClatchy Company (the Company or McClatchy) is the third-largest newspaper publisher in the United States based on daily circulation, with 30 daily newspapers and 43 non-dailies in 29 markets across the country. McClatchy also operates leading local websites and direct marketing operations in each of its markets which complement its newspapers and extend its audience reach in each market. The Company’s newspapers include, among others, The Miami Herald, The Sacramento Bee, the Fort Worth Star-Telegram, The Kansas City Star, The Charlotte Observer and The (Raleigh) News & Observer.

McClatchy also owns a portfolio of premium digital assets, including 14.4% of CareerBuilder LLC, the nation’s largest online job site, 25.6% of Classified Ventures LLC, a newspaper industry partnership that offers classified websites such as: the auto website, cars.com, and the rental site, Apartments.com, and 33.3% of HomeFinder, LLC which operates the online real estate website HomeFinder.com. McClatchy is listed on the New York Stock Exchange under the symbol MNI.

The consolidated financial statements include the Company and its subsidiaries. Intercompany items and transactions are eliminated. In preparing the financial statements, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Discontinued operations – During 2006 the Company divested 12 newspapers it had acquired in the purchase of Knight-Ridder, Inc. for strategic and antitrust reasons. On March 5, 2007, the Company sold the (Minneapolis) Star Tribune newspaper and other publications and websites related to the newspaper. The results of the disposed newspaper operations, including interest expense directly attributable to them, have been recorded as discontinued operations in 2007.

Revenue recognition – The Company recognizes revenues from advertising placed in a newspaper and/or on a website over the advertising contract period or as services are delivered, as appropriate, and recognizes circulation revenues as newspapers are delivered over the applicable subscription term. Circulation revenues are recorded net of direct delivery costs. Other revenue is recognized when the related product or service has been delivered. Revenues are recorded net of estimated incentives, including special pricing agreements, promotions and other volume-based incentives and net of sales tax collected from the customer. Revisions to these estimates are charged to revenues in the period in which the facts that give rise to the revision become known.

Cash equivalents are highly liquid debt investments with original maturities of three months or less.

Concentrations of credit risks – Financial instruments, which potentially subject the Company to concentrations of credit risks, are principally cash and cash equivalents and trade accounts receivables. Cash and cash equivalents are placed with major financial institutions. As of December 27, 2009, the Company had $0.9 million of cash balances at financial institutions in excess of federal insurance limits. The Company routinely assesses the financial strength of significant customers and this assessment, combined with the large number and geographic diversity of its customers, limits the Company’s concentration of risk with respect to trade accounts receivable.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Allowance for Doubtful Accounts – The Company maintains an allowance account for estimated losses resulting from the risk its customers will not make required payments. Generally, the Company uses the aging of accounts receivable, reserving for all accounts due 90 days or longer, to establish allowances for losses on accounts receivable. However, if the Company becomes aware that the financial condition of specific customers has deteriorated, additional allowances are provided.

The Company provides an allowance for doubtful accounts as follows (in thousands):

	Year Ended
	December 27, 2009	December 28, 2008	December 30, 2007
Balance at beginning of year	$15,255	$11,416	$12,732
Charged to costs and expenses	16,459	21,355	12,929
Amounts written off	(21,416)	(17,516)	(14,245)

Balance at end of year	$10,298	$15,255	$11,416

Inventories are stated at the lower of cost (based principally on the first-in, first-out method) or current market value.

Property, plant and equipment are stated at cost. Major improvements, as well as interest incurred during construction, are capitalized. Capitalized interest was $0.2 million, $0.2 million and $0.5 million in fiscal 2009, 2008 and 2007, respectively. Expenditures for maintenance and repairs are charged to expense as incurred.

Depreciation is computed generally on a straight-line basis over estimated useful lives of:

5 to 60 years for buildings and improvements
9 to 25 years for presses
2 to 15 years for other equipment

Equity Investments in Unconsolidated Companies – The Company uses the equity method of accounting for its investments in and earnings or losses of companies that it does not control but over which it does exert significant influence. The Company considers whether the fair values of any of its equity method investments have declined below their carrying value whenever adverse events or changes in circumstances indicate that recorded values may not be recoverable. If the Company considered any decline to be other than temporary (based on various factors, including historical financial results and the overall health of the investee), then a write-down would be recorded to estimated fair value. See Note 4 for discussion of investments in unconsolidated companies.

Segment reporting – The Company’s primary business is the publication of newspapers and related websites. The Company has two operating segments which it aggregates into a single reportable segment because each has similar economic characteristics, products, customers and distribution methods. Each segment consists primarily of a group of newspapers reporting to a segment manager.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Goodwill and intangible impairment – The Company tests for impairment of goodwill annually (at year-end) or whenever events occur or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. The required two-step approach uses accounting judgments and estimates of future operating results. Changes in estimates or the application of alternative assumptions could produce significantly different results. Impairment testing is done at a reporting unit level. The Company performs this testing on operating segments, which are also considered reporting units. An impairment loss generally is recognized when the carrying amount of the reporting unit’s net assets exceeds the estimated fair value of the reporting unit. The estimates and judgments that most significantly affect the fair value calculation are assumptions related to revenue growth, newsprint prices, compensation levels, discount rate and private and public market trading multiples for newspaper assets. The Company’s considers current market capitalization (based upon the recent stock market prices) plus an estimated control premium in determining the reasonableness of the fair value of the reporting units. The Company performed its annual testing in 2009 as of December 27, 2009 and performed its testing in 2008 as of December 28, 2008. In fiscal 2007, the Company determined that it should perform its impairment testing of goodwill as of September 30, 2007, due to the continuing challenging business conditions and the resulting weakness in the Company’s stock price as of the end of its third quarter, and performed its annual testing as of December 30, 2007. See Note 3 for a discussion of the impairment charges taken.

Newspaper mastheads (newspaper titles and website domain names) are not subject to amortization and are tested for impairment annually (at year-end), or more frequently if events or changes in circumstances indicate that the asset might be impaired. The impairment test consists of a comparison of the fair value of each newspaper masthead with its carrying amount. The Company performed impairment tests on newspaper mastheads as of December 27, 2009 and December 28, 2008, in fiscal 2009 and 2008, respectively. In 2007, the Company performed its testing as of September 30, 2007 and December 30, 2007. See Note 3 for a discussion of the impairment charges taken.

Intangible assets subject to amortization (primarily advertiser and subscriber lists) are tested for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. The carrying amount of each asset group is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use of such asset group. No impairment loss was recognized on intangible assets subject to amortization.

Stock-based compensation – Beginning in fiscal 2006, all share-based payments to employees, including grants of employee stock options, stock appreciation rights and restricted stock under equity incentive plans and purchases under the employee stock purchase plan (ESPP), are recognized in the financial statements based on their fair values. At December 27, 2009, the Company had six stock-based compensation plans. Total stock-based compensation expense was $3.0 million, $4.1 million and $7.2 million in fiscal 2009, 2008 and 2007, respectively. See Note 11 for an expanded discussion of stock-based compensation plans.

Income Taxes – The Company accounts for income taxes using the liability method. Under this method, deferred tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that are expected to be in effect when the differences are expected to reverse.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Current accounting standards in the United States prescribe a recognition threshold and measurement of a tax position taken or expected to be taken in an enterprise’s tax returns. The Company recognizes accrued interest related to unrecognized tax benefits in interest expense. Accrued penalties are recognized as a component of income tax expense. See Note 7 for an expanded discussion of incomes taxes.

Fair Value of Financial Instruments – Generally accepted accounting principles require the disclosure of the fair value of certain financial instruments, whether or not recognized in the balance sheet, for which it is practicable to estimate fair value. The Company estimated the fair values presented below using appropriate valuation methodologies and market information available as of year-end. Considerable judgment is required to develop estimates of fair value, and the estimates presented are not necessarily indicative of the amounts that the Company could realize in a current market exchange. The use of different market assumptions or estimation methodologies could have a material effect on the estimated fair values. Additionally, the fair values were estimated at year-end, and current estimates of fair value may differ significantly from the amounts presented.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

Cash and equivalents, accounts receivable, accounts payable and current portion of long term debt. The carrying amount of these items approximates fair value.

Long term debt. The fair value of long term debt is determined based on a number of observable inputs including the current market activity of the Company’s publicly traded notes and bank debt, trends in investor demand and market values of comparable publicly traded debt. At December 27, 2009, the estimated fair value of long term debt was $1.5 billion compared to a carrying value of $1.9 billion.

Comprehensive income (loss) – The Company records changes in its net assets from non-owner sources in its Consolidated Statement of Stockholders’ Equity. Such changes relate primarily to valuing its pension liabilities, net of tax effects.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table summarizes the changes in other comprehensive income (loss) (in thousands):

	Pre-Tax	Tax	After-Tax
Year Ended December 27, 2009
Pension and post retirement plans:

Unamortized gain	$112,565	$(45,026)	$67,539
Prior service credit	613	(245)	368
Other comprehensive loss related to equity investments	(199)	80	(119)

	$112,979	$(45,191)	$67,788

Year Ended December 28, 2008
Pension and post retirement plans:

Unamortized gain	$(539,993)	$215,997	$(323,996)
Prior service credit	(3,778)	1,512	(2,266)
Other comprehensive loss related to equity investments	(8,578)	3,431	(5,147)

	$(552,349)	$220,940	$(331,409)

Year Ended December 30, 2007
Pension and post retirement plans:

Unamortized gain	$86,765	$(34,706)	$52,059
Prior service credit	15,145	(6,058)	9,087
Other comprehensive loss related to equity investments	(2,263)	905	(1,358)

	$99,647	$(39,859)	$59,788

Earnings per share (EPS) – Basic EPS excludes dilution from common stock equivalents and reflects income divided by the weighted average number of common shares outstanding for the period. Diluted EPS is based upon the weighted average number of outstanding shares of common stock and dilutive common stock equivalents in the period. Common stock equivalents arise from dilutive stock options and restricted stock and are computed using the treasury stock method. The weighted average anti-dilutive stock options and restricted stock that could potentially dilute basic EPS in the future, but were not included in the weighted average share calculation were 6.3 million in fiscal 2009, 5.0 million in fiscal 2008 and 3.9 million in fiscal 2007.

New Accounting Pronouncement – In June 2009, a new pronouncement was issued amending the interpretation of accounting literature related to consolidations. The new guidance applies to rules in determining whether an enterprise has a controlling financial interest in a variable interest entity. This determination identifies the primary beneficiary of a variable interest entity as the enterprise that has both the power to direct the activities of a variable interest entity that most significantly impacts the entity’s economic performance, and the obligation to absorb losses or the right to receive benefits of the entity that could potentially be significant to the variable interest entity. The new pronouncement also requires ongoing reassessments of whether an enterprise is the primary beneficiary and eliminates the quantitative

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

approach previously required for determining the primary beneficiary. The new pronouncement is effective for the Company on December 28, 2009. The Company does not expect the adoption of this pronouncement to have a material effect on the consolidated financial statements.

NOTE 2. DIVESTITURES

On March 5, 2007, the Company sold the (Minneapolis) Star Tribune newspaper and other publications and websites related to the newspaper for $530.0 million. The Company received a total income tax benefit of approximately $200.0 million related to the sale. In the first quarter of 2008 approximately $15 million was recouped through reductions to income taxes payable and subsequently in 2008 the remaining $185.0 million was received as an income tax refund. The funds were used to reduce debt. The results of Star Tribune’s operations, including interest on debt incurred to purchase it, have been recorded as discontinued operations in 2007. In 2009 and 2008, the Company reserved amounts for indemnification obligations related to several divested papers.

Revenues and loss from discontinued operations, net of income taxes, for fiscal 2009, 2008 and 2007 were as follows (in thousands):

	2009	2008	2007
Revenues	$—	$—	$52,921

Income (loss) from discontinued operations before income taxes (1)	(9,810)	(8,070)	(7,046)
Income tax benefit (expense)	3,636	1,312	(2,358)

Income (loss) from discontinued operations	$(6,174)	$(6,758)	$(9,404)

(1)	Includes interest expense allocated to discontinued operations of $1.2 million in fiscal 2007. No interest expense was allocated to discontinued operations in fiscal 2009 or 2008.

NOTE 3. GOODWILL AND NEWSPAPER MASTHEAD IMPAIRMENT

The Company performed its annual impairment testing of goodwill and newspaper mastheads as of December 27, 2009 and December 28, 2008 for the fiscal years then ended. The fair values of the Company’s reporting units were estimated using the expected present value of future cash flows, using estimates, judgments and assumptions (see Note 1) that management believes were appropriate in the circumstances. The Company considered current market capitalization (based upon the recent stock market prices) plus an estimated control premium in determining the reasonableness of the value of the reporting units. The Company did not record any goodwill impairment charges in 2009 and 2008 as a result of its testing. In 2008, the Company recorded an impairment charge related to newspaper mastheads of $59.6 million.

Management performed its testing of impairment of goodwill and newspaper mastheads in fiscal 2007 as of September 30, 2007, due to the continuing challenging business conditions and the resulting weakness in the Company’s stock price as of the end of its third quarter, and also as of December 30, 2007 in its normal year-end testing. The fair values of the Company’s reporting units were estimated using the expected present value of future cash flows, using estimates, judgments and assumptions (see Note 1) that management believed were appropriate in the circumstances. The Company considered current market

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

capitalization (based upon recent stock market prices) plus an estimated control premium in determining the reasonableness of the value of the reporting units. As a result of these processes, the Company recorded impairment charges related to goodwill of $2.57 billion and newspaper masthead impairment charges of $417.1 million in fiscal 2007.

NOTE 4. INVESTMENTS IN UNCONSOLIDATED COMPANIES AND LAND HELD FOR SALE

The following is the Company’s ownership interest and investment in unconsolidated companies and joint ventures as of December 27, 2009 and December 28, 2008 (dollars in thousands):

Company	% Ownership Interest	December 27, 2009	December 28, 2008
CareerBuilder, LLC	14.4	$218,736	$217,516
Classified Ventures, LLC	25.6	81,538	82,642
HomeFinder, LLC	33.3	5,048	—
Seattle Times Company (C-Corporation)	49.5	—	—
Ponderay (general partnership)	27	13,754	18,349
Other	Various	3,033	4,750

		$322,109	$323,257

The Company uses the equity method of accounting for a majority of investments.

HomeFinder, LLC, formerly a division of Classified Ventures, LLC (CV), operates the real estate website HomeFinder.com. It was spun-off in the first quarter of 2009 into a separate limited liability corporation in which the Company has a one-third ownership interest. The carrying value of the Company’s investment in HomeFinder primarily represents its proportionate ownership of HomeFinder which was previously reflected in the Company’s value of CV.

On June 30, 2008, the Company sold its 15.0% ownership interest in ShopLocal (included in “other” in the table above) for $7.9 million and used the proceeds to reduce debt. In the second fiscal quarter of 2008, the Company reduced its carrying value of ShopLocal to match the sales price.

In fiscal 2008, Classified Ventures identified goodwill impairment at a real estate-related reporting unit and as a result, the Company recognized its portion of the charge related to this write-down. The total non-cash pre-tax charges related to impairments of internet investments, including ShopLocal and Classified Ventures, recorded in fiscal 2008 were $26.5 million.

On March 31, 2008, McClatchy and its partners, affiliates of Cox Enterprises, Inc. and Media General, Inc., completed the sale of SP Newsprint Company (SP), of which McClatchy was a one-third owner. The Company recorded a gain on the transaction of approximately $34.4 million. The Company used the $55.0 million of sales proceeds it received in the second fiscal quarter of 2008 and an additional $5.0 million it received in 2009 to reduce debt.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Company has an annual purchase commitment for 149,160 metric tons of newsprint from SP. The Company is required to purchase 56,800 metric tons of newsprint of annual production from Ponderay on a “take-if-tendered” basis at prevailing market prices, until Ponderay’s debt is repaid.

At the end of 2008, the Seattle Times Company (STC) recorded a comprehensive loss related to its retirement plan liabilities. The Company recorded its share of the comprehensive loss in the Company’s comprehensive income (loss) in stockholders’ equity to the extent that it had a carrying value in its investment in STC. As a result, the Company’s investment in STC at December 28, 2008 is zero, and no future income or losses from STC will be recorded until the Company’s carrying value on its balance sheet is restored through future earnings by STC.

During the second fiscal quarter of 2007, the Company expensed $7.8 million as its share of expense recorded by STC to settle certain outstanding legal issues and amend the Joint Operating Agreement relating to STC and The Hearst Corporation’s Seattle newspaper.

As of September 30, 2007, management performed a review of its investments in unconsolidated subsidiaries and joint ventures. Due to continuing challenging business conditions, management determined that a loss in value of its investments in STC and Ponderay, which are other than temporary declines, should be recognized. As a result, the Company recorded a write down of $69.0 million and $6.0 million to reduce its investment in STC and Ponderay, respectively, to their fair values as of September 30, 2007.

The Company generated revenue from CareerBuilder, Classified Ventures and ShopLocal, LLC (ShopLocal) products for online listings placed in its markets. It also incurred expense related to the purchase of products and services provided by CareerBuilder, Classified Ventures and ShopLocal, respectively, for the uploading and hosting of online advertising on behalf of the Company’s newspapers’ advertisers.

The following table summarizes expenses incurred for products provided by CareerBuilder, Classified Ventures and ShopLocal in fiscal 2009, 2008 and 2007 (in thousands):

( in thousands)	Career- Builder	Classified Ventures	Shop- Local
2009	$1,241	$10,250	NA

2008	2,670	11,561	$353

2007	4,004	9,682	573

As of December 27, 2009 and December 28, 2008, the Company had approximately $3.9 million and $8.0 million, respectively, in amounts payable to CareerBuilder, Classified Ventures and Ponderay.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The table below presents the summarized financial information for the Company’s investments in unconsolidated companies on a combined basis (dollars in thousands):

	2009	2008
Current assets	$393,914	$387,833
Noncurrent assets	664,876	714,059
Current liabilities	269,501	417,281
Noncurrent liabilities	269,546	209,897
Equity	519,743	474,714

	2009	2008	2007
Net revenues	$1,142,551	$1,334,372	$1,299,472
Operating income (loss)	67,442	(52,579)	(111,406)
Net income (loss)	66,524	(50,722)	(66,843)

As part of the acquisition of Knight-Ridder, Inc., the Company acquired 10 acres of land in Miami. Such land is under contract to be sold for gross proceeds of $190.0 million pursuant to a March 2005 sale agreement. The contract was extended to January 19, 2010 in exchange for an increase in the termination fee from $6 million to $7 million should the buyer fail to close the transaction. The buyer had the right to further extend the agreement to January 31, 2011, upon payment to McClatchy of an additional $6 million nonrefundable deposit on or before January 19, 2010. The purchase price under the original agreement has remained unchanged at $190.0 million. McClatchy received the $6 million deposit and has extended the contract to January 31, 2011. McClatchy had previously received $10 million in non-refundable deposits from the buyer that will be applied toward the purchase price.

The Company determined the fair value of the land at December 27, 2009 by developing an analysis that took into consideration the highest and best use of the property. The valuation process incorporated three approaches, the cost approach, the income capitalization approach and the market data or direct sales comparison approach. Based on the Company’s evaluation, including consideration of the existing sales contract, the carrying value was written down by $26.3 million to $151.0 million in 2009 and is included in other assets on the Company’s Balance Sheet.

Fair value measurement requires three classifications of investments based on the nature of available fair value inputs and the valuation methodologies used to measure these investments at fair value. Under the fair value guidance, the Company classified the land as a Level 3 classification. Level 3 classifications are based on input to the valuation methodology that are unobservable inputs in situations where there is little or no market activity for the asset or liability and the reporting entity makes estimates and assumptions related to the pricing of the asset or liability.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 5. INTANGIBLE ASSETS AND GOODWILL

Intangible assets, along with their original weighted-average useful lives, and goodwill consisted of the following (in thousands):

	December 27, 2009
	Gross Amount	Accumulated Amortization	Net Amount	Weighted Average Amortization Period
Intangible assets subject to amortization:
Advertiser and subscriber lists	$803,840	$(307,177)	$496,663	14 years
Other	37,066	(28,358)	8,708	8 years

Total	$840,906	$(335,535)	505,371

Other intangible assets not subject to amortization:
Newspaper mastheads			206,387

Total			711,758
Goodwill			1,006,020

Total intangible assets and goodwill			$1,717,778

	December 28, 2008
	Gross Amount	Accumulated Amortization	Net Amount	Weighted Average Amortization Period
Intangible assets subject to amortization:
Advertiser and subscriber lists	$803,840	$(249,650)	$554,190	14 years
Other	40,066	(29,567)	10,499	8 years

Total	$843,906	$(279,217)	564,689

Other intangible assets not subject to amortization:
Newspaper mastheads			206,387

Total			771,076
Goodwill			1,006,020

Total intangible assets and goodwill			$1,777,096

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Changes in identifiable intangible assets and goodwill in fiscal 2009 consisted of the following (in thousands):

	December 28, 2008	Impairment Charges/ Adjustments	Amortization Expense	December 27, 2009
Intangible assets subject to amortization	$843,906	$(3,000)	$—	$840,906
Accumulated amortization	(279,217)	3,000	(59,318)	(335,535)

	564,689	—	(59,318)	505,371
Mastheads and other	206,387	—	—	206,387
Goodwill	1,006,020	—	—	1,006,020

Total	$1,777,096	$—	$(59,318)	$1,717,778

There were no additions to intangible assets in 2009.

Changes in indefinite lived intangible assets and goodwill as of December 27, 2009 consisted of the following (in thousands):

	Original Gross Amount	Accumulated Impairment	Carrying Amount
Mastheads and other	$683,000	$(476,613)	$206,387
Goodwill	3,581,016	(2,574,996)	1,006,020

Total	$4,264,016	$(3,051,609)	$1,212,407

Amortization expense was $59.3 million, $61.0 million and $60.5 million in fiscal 2009, 2008 and 2007, respectively. The estimated amortization expense for the five succeeding fiscal years is as follows (in thousands):

Year	Amortization Expense
2010	$58,639
2011	58,639
2012	57,363
2013	56,223
2014	51,745

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 6. LONG-TERM DEBT AND INFORMATION FOR SUBSIDIARY GUARANTORS

As of December 27, 2009 and December 28, 2008, long-term debt consisted of the following (in thousands):

	December 27, 2009	December 28, 2008
Term A bank debt, interest at 4.2% and 4.8% at year-end 2009 and 2008, respectively	$546,800	$550,000
Revolving bank debt, interest at 4.2% and 4.5% at year-end 2009 and 2008, respectively	330,700	391,700
Notes:
$31 million 9.875% debentures due in 2009	—	31,217
$166 million 7.125% debentures due in 2011	167,001	171,404
$169 million 4.625% debentures due in 2014	154,694	161,692
$347 million 5.750% debentures due in 2017	321,594	367,351
$89 million 7.150% debentures due in 2027	82,099	91,607
$276 million 6.875% debentures due in 2029	252,428	272,805

Total carrying value of debt principal	1,855,316	2,037,776
$24 million 15.75% senior notes due in 2014	24,225	—
Long-term portion of future interest on 15.75% senior notes	16,895	—

Total carrying value of debt principal and future interest	41,120	—

Long-term debt	$1,896,436	$2,037,776

At December 27, 2009, prior to the refinancing transaction discussed below, the Company’s bank debt consisted of a credit facility entered into on June 27, 2006 (the original credit agreement) that provided for a $1.14 billion senior unsecured (subsequently secured as discussed below) credit facility and was originally established in connection with the acquisition of Knight-Ridder, Inc. At December 27, 2009, the Company’s original credit agreement consisted of a $590 million five-year revolving credit facility and $546.8 million five-year Term A loan. Both the Term A loan and the revolving credit facility under the original credit agreement were due on June 27, 2011. The terms of the original credit agreement are discussed in greater detail below.

At December 27, 2009, the publicly-traded notes are stated net of unamortized discounts and premiums (totaling to discounts of $69.4 million and $89.4 million as of December 27, 2009 and December 28, 2008, respectively) resulting from recording such assumed liabilities at fair value as of the June 27, 2006 acquisition of Knight Ridder. The Company repaid the 9.875% notes due in 2009 on April 15, 2009.

In the second fiscal quarter of 2008, the Company purchased $300 million aggregate principal amount of its outstanding debt securities for $282.4 million in cash obtained from its original credit facility. The Company purchased $150 million, $130 million and $20 million of its outstanding principal amount of debt securities maturing in 2009, 2011 and 2014,

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

respectively. In the third fiscal quarter of 2008, the Company purchased $5.9 million aggregate principal of its outstanding debt securities maturing in 2009 for $5.8 million in cash obtained from its original credit facility. The Company recognized $21.0 million in gain on the extinguishment of debt through December 28, 2008 on these transactions.

On June 26, 2009, the Company completed a private debt exchange offer for its outstanding debt securities for a combination of cash and newly issued 15.75% senior notes due July 15, 2014 (senior notes). The senior notes are senior unsecured obligations and are guaranteed by McClatchy’s existing and future material domestic subsidiaries. In exchange for $3.4 million in cash and $24.4 million of senior notes the Company retired the following outstanding principal amount of debt securities maturing in the respective years: $3.8 million in 2011 notes, $11.1 million in 2014 notes, $53.4 million in 2017 notes, $10.8 million in 2027 debentures and $23.8 million in 2029 debentures. The Company recorded a pre-tax gain of approximately $44.1 million in 2009 (34 cents per share). The gain was equal to the carrying amount of the exchanged securities, less the total future cash payments of the senior notes, including both payments of interest (payable semiannually) and principal amount, and related expenses of the exchange. Accordingly, future interest on these senior notes is not reflected in interest expense. A total of $23.9 million of the senior notes were retired with proceeds from the refinancing discussed below, leaving $0.4 million outstanding.

The senior notes were governed by an indenture entered into on June 26, 2009 which included a number of covenants that were applicable to the Company and its restricted subsidiaries. However, as a result of a tender process conducted as a part of the refinancing discussed below, the covenants in the senior notes indenture have been stripped and are no longer applicable.

The Company wrote off $0.4 million and $3.7 million of deferred financing costs in 2009 and 2008, respectively in connection with amendments to the credit agreement, which were recorded in interest expense in the consolidated statement of operations.

The amended original credit agreement contained quarterly financial covenants including requirements that the Company maintain a minimum interest coverage ratio (as defined in the original credit agreement) of 2.00 to 1.00 through maturity of the agreement and a maximum leverage ratio (as defined in the original credit agreement) of 7.00 to 1.00. At December 27, 2009, the Company’s interest coverage ratio (as defined in the Original credit agreement) was 3.08 to 1.00 and its leverage ratio (as defined in the Original credit agreement) was 5.26 to 1.00 and the Company was in compliance with all financial debt covenants.

Debt Refinancing:

On January 26, 2010, the Company entered into an amendment to the original credit agreement that became effective on February 11, 2010, immediately prior to the closing of an offering of $875 million of senior secured public notes. The original credit agreement was amended and restated in its entirety (the “Amended and Restated Credit Agreement” or “Credit Agreement”). The Amended and Restated Credit Agreement provides for a $262.0 million term loan and a $249.3 million revolving credit facility, including a $100 million letter of credit sub-facility, and extended the term of certain of the credit commitments to July 1, 2013. In connection with the Amended and Restated Credit Agreement, certain of the lenders did not extend the maturity of their commitments from the original maturity date of June 27, 2011. Non-extended term loans equaling $72.3 million will mature on June 27, 2011 as will revolving loan commitments equal to $42.2 million. The remaining term loans and revolving loan commitments under the Amended and Restated Credit Agreement will mature on July 1, 2013.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In connection with the Credit Agreement, the Company issued new 11.5% senior secured notes due February 15, 2017, totaling $875 million. The notes are secured by a first-priority lien on certain of McClatchy’s and the subsidiary guarantors’ assets, and will rank pari passu with liens granted under McClatchy’s Credit Agreement. The assets securing the debt are unchanged from the original credit agreement and include intangible assets, inventory, receivables and certain other assets. In addition, the Company completed tender offers for its 7.125% notes due in 2011 and 15.75% senior notes due 2014, paying $187.3 million in cash for $171.9 million of principal 2011 and 2014 notes.

Debt under the Credit Agreement incurs interest at the London Interbank Offered Rate (LIBOR) plus a spread ranging from 425 basis points to 575 basis points or at a base rate plus a spread ranging from 325 basis points to 475 basis points, in each case, based upon the consolidated total leverage ratio (as defined in the Credit Agreement) and sets a floor on LIBOR for the purposes of interest payments under the Credit Agreement of no less than 300 basis points. A commitment fee for the unused revolving credit is priced at 50 basis points to 75 basis points, based upon the Company’s consolidated total leverage ratio (as defined in the Credit Agreement). The Company currently pays interest on borrowings under the Credit Agreement at a rate of 500 basis points over the 300 basis point LIBOR floor and pays 62.5 basis points for commitment fees.

The Credit Agreement contains quarterly financial covenants including requirements that the Company maintain a minimum consolidated interest coverage ratio (as defined in the Credit Agreement) of 1.50 to 1.00 from the quarter ending in March 2010 through the quarter ending in September 2011; increasing it to 1.60 to 1.00 from the quarter ending in December 2011 through the quarter ending in September 2012; and further increasing to 1.70 to 1.00 thereafter. The Company is required to maintain a maximum consolidated leverage ratio (as defined in the Credit Agreement) of 6.75 to 1.00 from the quarter ending in March 2010 through the quarter ending December 2010; declining to 6.50 to 1.00 from the quarter ending in March 2011 through the quarter ending in December 2011; to 6.25 to 1.00 from the quarter ending in March 2012 through the quarter ending in December 2012 and declining to 6.00 to 1.00 thereafter. Because of the significance of the Company’s outstanding debt, remaining in compliance with debt covenants is critical to the Company’s operations. If revenue declines continue beyond those currently anticipated, the Company expects to continue to restructure operations and reduce debt to maintain compliance with its covenants.

The Credit Agreement includes requirements for mandatory prepayments of bank debt from certain sources of cash; limitations on cash dividends allowed to be paid at certain leverage levels; and other covenants including limitations on additional debt and the ability to retire public bonds early, amongst other changes.

The 11.50% Senior Secured Notes due February 15, 2017 ( the “2017 Notes”) are governed by an indenture entered into on February 11, 2010 which include a number of covenants that are applicable to the Company and its restricted subsidiaries. The covenants are subject to a number of important exceptions and qualifications set forth in the indenture for the 2017 Notes. These covenants include, among other things, restrictions on the ability of the

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Company and its restricted subsidiaries to incur additional debt, make investments and other restricted payments, pay dividends on capital stock, or redeem or repurchase capital stock or subordinated obligations; sell assets or enter into sale/leaseback transactions; create specified liens; create or permit restrictions on the ability of the Company’s restricted subsidiaries to pay dividends or make other distributions to it; engage in certain transactions with affiliates; and consolidate or merge with or into other companies or sell all or substantially all of the Company’s and its subsidiaries’ assets, taken as a whole.

Substantially all of the Company’s subsidiaries guarantee the Company’s obligations under the Amended and Restated Credit Agreement and 2017 Notes (“senior secured debt”). Each of the guarantor subsidiaries are 100% owned by The McClatchy Company. See Note 13 for greater disclosure of financial data of the subsidiary guarantors.

The holders of the senior secured debt have entered into an intercreditor agreement which governs the sharing of security interest and other provisions of the senior secured debt. The Company has granted a security interest to the trustee of the intercreditor agreement in assets that include, but are not limited to, intangible assets, inventory, receivables and certain minority investments as collateral for the debt, but the security interest excludes any land, buildings, machinery and equipment (PP&E) and any leasehold interests and improvements with respect to such PP&E, which would be reflected on a consolidated balance sheet of the Company and its subsidiaries, and shares of stock and indebtedness of the subsidiaries of the Company.

At December 27, 2009, the Company had outstanding letters of credit totaling $55.1 million securing estimated obligations stemming from workers’ compensation claims and other contingent claims. In connection with the financing, the Company repaid all of the outstanding revolver loans and had $196.3 million available under its revolving credit facilities under the new Credit Agreement.

The following table presents the approximate annual maturities of debt principal as of December 27, 2009, based upon the Company’s required payments after giving effect to the refinancing discussed above, for the next five years and thereafter (in thousands):

Year	Payments
2010	$—
2011	90,467
2012	—
2013	190,031
2014	169,313
Thereafter	1,499,103

Debt principal	$1,948,914

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of February 11, 2010, subsequent to the refinancing, both S&P and Moody’s issued higher ratings on the Company’s debt and issued corporate family ratings as described in the table below. The ratings upgrades had no impact on the interest rate and commitment fees the Company pays under the Credit Agreement. The ratings have remained the same through the filing date of this report on Form 10-K.

Debt Ratings
Credit Facility:
S & P	B-
Moody’s	B1

Senior Secured Notes:
S & P	B-
Moody’s	B1

Unsecured Notes:
S & P	CCC
Moody’s	Caa2
Corp. Family Rating:
S & P	B-
Moody’s	Caa1

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 7. INCOME TAXES

Income tax provision (benefit) related to continuing operations consist of (in thousands):

	Year Ended
	December 27, 2009	December 28, 2008	December 30, 2007
Current:
Federal	$29,505	$66,682	$94,120
State	(4,774)	25,031	20,640
Deferred:
Federal	4,221	(62,349)	(235,880)
State	195	(10,086)	(35,462)

Income tax provision (benefit)	$29,147	$19,278	$(156,582)

The effective tax rate for continuing operations and the statutory federal income tax rate are reconciled as follows:

	Year Ended
	December 27, 2009	December 28, 2008	December 30, 2007

Statutory rate	35.0%	35.0%	(35.0)%
State taxes, net of federal benefit	7.5%	4.4%	(0.5)%
Changes in estimates	3.5%	7.6%	0.2%
Changes in unrecognized tax benefits	(10.5)%	40.8%	—
Benefit of certain manufacturing deductions	(3.5)%	—	—
Goodwill impairment	—	—	29.7%
Other	0.6%	(0.5)%	0.2%

Effective tax rate	32.6%	87.3%	(5.4)%

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The components of deferred tax assets and liabilities recorded in the Company’s Consolidated Balance Sheet on December 27, 2009 and December 28, 2008 are (in thousands):

	2009	2008
Deferred tax assets:
Compensation benefits	$282,300	$327,138
State taxes	28,449	37,027
State loss carryovers	13,718	16,131
Other	9,891	15,633

Total deferred tax assets	334,358	395,929
Valuation allowance	(13,718)	(16,131)

Net deferred tax assets	320,640	379,798

Deferred tax liabilities:
Depreciation and amortization	423,446	450,302
Investments in unconsolidated subsidiaries	68,974	70,720
Debt discount	26,091	31,707
Deferred gain on debt	21,648	—

Total deferred tax liabilities	540,159	552,729

Net deferred tax liabilities	$219,519	$172,931

The valuation allowance, which relates to state net operating loss carryovers, decreased by $2.4 million and increased by $0.4 million during 2009 and 2008, respectively.

The Company has varying amounts of net operating loss and capital loss carryovers in several states. The net operating losses expire in various years between 2017 and 2029 if not used. The capital loss carryovers will expire in 2012 if not used prior to that time.

As discussed in Note 1, the Company adopted the provisions of a new accounting standard for uncertainties in income taxes as of January 1, 2007. The cumulative effect of adopting this standard was a decrease to the Company’s retained earnings of approximately $2.2 million. As of December 27, 2009, the Company had approximately $78.0 million of long-term liabilities relating to uncertain tax positions consisting of approximately $53.0 million in gross unrecognized tax benefits (primarily state tax positions before the offsetting effect of federal income tax) and $25.0 million in gross accrued interest and penalties. If recognized substantially all of the net unrecognized tax benefits would impact the effective tax rate. It is reasonably possible that a reduction of up to $18.7 million of unrecognized tax benefits may occur within the next 12 months as a result of the closure of certain audits and the expiration of statutes of limitations. Net accrued interest and penalties at December 27, 2009, December 28, 2008, and December 30, 2007 were approximately $17.0 million, $19.1 million and $16.8, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows (in thousands):

	2009	2008	2007
Balance at beginning of fiscal year	$74,414	$72,557	$74,929
Increases based on tax positions in prior year	2,432	12,073	1,626
Decreases based on tax positions in prior year	(1,576)	(659)	(4,968)
Increases based on tax positions in current year	1,512	6,699	6,236
Settlements	(16,000)	(6,691)	—
Lapse of statute of limitations	(7,423)	(9,565)	(5,266)

Balance at end of fiscal year	$53,359	$74,414	$72,557

The Company is currently under audit by the Internal Revenue Service for 2006 and 2007, and is under audit by the following jurisdictions and for the years indicated: California for 2006, Minnesota for 2003 through 2006, Washington DC for 2006, New Jersey for 1997 through 2006 and Illinois for 2006 through 2007. Statutes remain open for federal purposes from 2005 through 2009 and for state purposes from 2003 through 2009, with the exception of New Jersey for which statutes remain open from 1997 through 2006.

NOTE 8. EMPLOYEE BENEFITS

The Company sponsors defined benefit pension plans (retirement plans), which cover a majority of its employees. Benefits are based on years of service and compensation. Contributions to the plans are made by the Company in amounts deemed necessary to provide the required benefits. No contributions to the Company’s qualified benefit plans were made in fiscal 2007 through 2009. The Company’s expects to make contributions of approximately $22.0 million to its qualified plan in fiscal 2010.

The Company also has a limited number of supplemental retirement plans to provide key employees with additional retirement benefits which were frozen on March 31, 2009 as discussed below. These plans are funded on a pay-as-you-go basis and the accrued pension obligation is largely included in other long-term obligations. The Company paid $7.5 and $7.2 million in 2009 and 2008 respectively for these plans.

In 2008, the Company implemented plans that reduced its workforce by a total of approximately 2,550 positions. Through December 28, 2008, the workforce reductions resulted in severance costs of $44.6 million (largely paid in 2008); pension curtailment losses in certain defined benefit plans of $2.4 million; and a gain in a postretirement plan of $2.2 million.

In March 2009, the Company implemented a plan that reduced its work force by approximately 1,650 positions. Through December 27, 2009, the workforce reductions resulted in severance costs of $30.5 million (largely paid in 2009). The Company also froze all pension plans as of March 31, 2009. Accordingly, the Company recorded a curtailment gain of $1.9 million in 2009 related to the plan freezes.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Pension expense, assets and obligations include the impact of adding plans and benefits for new employees added in the Knight Ridder acquisition. In addition, the (Minneapolis) Star Tribune related plans which were assumed by the buyer have been excluded from expenses in continuing operations and other disclosures below.

The elements of pension costs for continuing operations are as follows (in thousands):

	December 27, 2009	December 28, 2008	December 30, 2007

Service Cost	$6,783	$30,468	$37,621
Interest Cost	95,136	100,056	93,976
Expected return on plan assets	(99,326)	(114,243)	(108,500)
Prior service cost amortization	34	277	6,907
Actuarial (gain) loss	16	(2,603)	209
Curtailment (gain) loss	(1,900)	2,363	—

Net pension expense	$743	$16,318	$30,213

The Company also provides or subsidizes certain life insurance benefits for employees. The elements of post-retirement expenses for continuing operations are as follows (in thousands):

	December 27, 2009	December 28, 2008	December 30, 2007
Service cost	$—	$49	$853
Interest cost	2,162	2,414	3,100
Actuarial (gain)	(198)	(587)	(35)
Prior service cost amortization	(1,048)	(1,171)	(156)
Curtailment gain	—	(2,299)	—

Net post-retirement benefit (credit) expense	$916	$(1,594)	$3,762

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following tables provide reconciliations of the plans’ benefit obligations, fair value of assets, funded status and amounts recognized in the Company’s Consolidated Balance Sheet at December 27, 2009 and December 28, 2008 (in thousands):

	Pension Benefits		Postretirement Benefits
	2009	2008	2009	2008
Change in Benefit Obligation
Benefit obligation, beginning of year	$1,563,921	$1,549,576	$43,712	$43,457
Service cost	6,783	30,468	—	49
Interest cost	95,136	100,056	2,162	2,414
Plan participants’ contributions	—	—	1,413	1,493
Actuarial (gain)/loss	92,747	(42,304)	(6,792)	(2,527)
Gross benefits paid	(81,802)	(75,150)	(5,458)	(6,593)
Administrative Expenses	(4,610)	(1,680)	—	—
Plan amendments	—	859	(401)	—
Curtailments	(82,680)	2,096	—	5,419

Benefit obligation, end of year	$1,589,495	$1,563,921	$34,636	$43,712

Accumulated benefit obligation, end of year	$1,589,495	$1,495,712		N/A

Change in Plan Assets
Fair value of plan assets, beginning of year	$845,588	$1,377,527	$—	$—
Actual return on plan assets	218,198	(462,342)	—	—
Employer contribution	7,494	7,233	4,045	5,100
Plan participants’ contributions	—	—	1,413	1,493
Gross benefits paid	(81,802)	(75,150)	(5,458)	(6,593)
Administrative expenses	(4,610)	(1,680)	—

Fair value of plan assets, end of year	$984,868	$845,588	$—	$—

Funded Status
Fair value of plan assets	$984,868	$845,588	$—	$—
Benefit obligations	(1,589,495)	(1,563,921)	(34,636)	(43,712)

Funded status and amount recognized, end of year	$(604,627)	$(718,333)	$(34,636)	$(43,712)

Amounts recognized in the statement of financial position consist of:
Current liability	$(7,400)	$(7,043)	$(5,161)	$(7,282)
Noncurrent liability	(597,227)	(711,290)	(29,475)	(36,430)

	$(604,627)	$(718,333)	$(34,636)	$(43,712)

Amounts recognized in accumulated other comprehensive income consist of:
Net actuarial loss/(gain)	$430,852	$536,547	$(6,977)	$(107)
Prior service cost/(credit)	70	1,330	(10,778)	(11,425)

	$430,922	$537,877	$(17,755)	$(11,532)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of December 27, 2009 and December 28, 2008, the measurement dates for the plans, assets and related target allocations are as follows (dollars in thousands):

	December 27, 2009	December 28, 2008	2010 Target Allocation
Equity securities	$570,415	$429,349	62%
Debt securities	223,197	310,094	28%
Real estate securities	48,787	40,319	5%
Commodities	47,706	28,498	5%
Cash equivalents and other	94,763	37,328	—

Plan assets	$984,868	$845,588	100%

The Company’s investment policies are designed to maximize plans’ returns within reasonable and prudent levels of risk, with an investment horizon of greater than ten years so that interim investment returns and fluctuations are viewed with appropriate perspective. The policy also aims to maintain sufficient liquid returns to provide for the payment of retirement benefits and plan expenses, hence, small portions of the equity and debt investments are held in marketable mutual funds.

The Company’s policy seeks to provide an appropriate level of diversification of assets, as reflected in its target allocations, as well as limits placed on concentrations of equities in specific sectors or industries. It uses a mix of active managers and passive index funds. The Company’s expected return on long-term assets was determined by using projected returns for each asset class, factoring in both passive and active management of funds where appropriate, and developing a weighted average return based upon its target asset allocations as discussed above.

The Company’s assumed long-term return on assets was developed based upon its portfolio of assets and expected returns for each asset class, taking into account projected inflation, interest rates and market returns; and further adjusted for active and passive investment styles as appropriate for each manager and asset class. The assumed return was also reviewed in light of historical and recent returns in total and by asset class.

Expected benefit payments to retirees under the Company’s retirement and post-retirement plans, over the next ten years are summarized below (in thousands):

	Retirement Plans (1)	Post-retirement Plans
2010	$75,749	$5,161
2011	77,392	4,765
2012	80,332	4,353
2013	83,945	4,002
2014	87,856	3,575
2015-2019	503,193	11,447

Total	$908,467	$33,303

(1)	Largely to be paid from the qualified defined benefit pension plan

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Company’s discount rate was determined by matching a portfolio long-term, non-callable, high quality bonds to the plans’ projected cash flows and through consultation with the Company’s actuaries.

Weighted average assumptions used for valuing benefit obligations were:

	2009	2008
Discount rate in determining pension benefit obligation	6.05%	6.52%
Discount rate in determining post-retirement obligations	5.09%	6.22%
Rates of salary increase	N/A	3.2 to 5.0%

Weighted average assumption used in calculating expense:

	2009	2008	2007
Long-term return on assets	8.25%	8.50%	8.50%
Discount rate in determining pension expense	6.52%	6.41%	5.97%
Discount rate in determining post-retirement expense	6.22%	5.93%	5.64%

The plans were revalued as of June 30, 2008 and September 30, 2008 to account for plan curtailments using appropriate discount rates at the time which also impacted pension and post-retirement expenses in fiscal 2008; and at March 31, 2009 to reflect the plan freeze which impacted pension expenses in 2009.

The following table summarizes data for pension plans with accumulated benefit obligations in excess of plan assets (in thousands):

	December 27, 2009	December 28, 2008

Projected benefit obligation	$1,589,495	$1,563,921
Accumulated benefit obligation	1,589,495	1,495,712
Fair value of plan assets	984,868	845,588

The following table summarizes data for pension plans with projected benefit obligations in excess of plan assets (in thousands):

	December 27, 2009	December 28, 2008

Projected benefit obligation	$1,589,495	$1,563,921
Fair value of plan assets	984,868	845,588

For the post-retirement plans, the medical cost trend rates are expected to decline from 8.0% in 2009 to 5.0% by the year 2016. As of December 27, 2009, a 1.0% increase in the assumed health care cost trend rate would increase the benefit obligation by $1.4 million and a 1.0% decrease in the assumed health care cost trend rate would decrease the benefit obligation by $1.3 million. As of December 28, 2008, a 1.0% increase in the assumed health care cost trend rate would increase the benefit obligation by $1.7 million and a 1.0% decrease in the assumed health care cost trend rate would decrease the benefit obligation by $1.5 million.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Company has deferred compensation plans (401(k) plans and other savings plans) which enable qualified employees to voluntarily defer compensation. On March 31, 2009, the Company temporarily suspended its matching contribution to the 401(k) plans. A new 401(k) plan was implemented on June 29, 2009 and replaced the Company’s previous 401(k) plans. The new plan includes a Company match (once reinstated) and a supplemental contribution which will be tied to Company performance (as defined). The Company made $2.2 million in matching contributions to the plan in the 2009. The Company’s customary matching contributions to the 401(k) plans were $11.0 million and $13.1 million in fiscal 2008 and 2007, respectively.

Fair Value Measurement

Fair value measurements accounting framework establishes a framework for measuring fair value of assets and liabilities. This framework provides a hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1 – Inputs to the valuation methodology are quoted prices available in active markets for identical investments as of the reporting date.

Level 2 – Inputs to the valuation methodology are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value can be determined through the use of models or other valuation methodologies.

Level 3 – Inputs to the valuation methodology are unobservable inputs in situations where there is little or no market activity for the asset or liability and the reporting entity makes estimates and assumptions related to the pricing of the asset or liability including assumptions regarding risk.

The table below summarizes the Plan’s financial instruments carried at fair value on a recurring basis by the fair value hierarchy levels discussed above (in thousands):

	2009
	Plan Assets
	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	$46,144	$—	$—	$46,144
Mutual funds	66,793	—	—	66,793
Corporate stock	37,904	—	—	37,904
Corporate debt instruments	—	70,526	—	70,526
U.S. Government securities	—	148,199	—	148,199
Common collective trusts	—	538,334	—	538,334
Mortgage and asset backed securities	—	23,685	—	23,685
Other	—	31,070	41,658	72,728

Total	$150,841	$811,814	$41,658	1,004,313

Pending trades				(19,445)

				$984,868

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The table below summarizes changes in the fair value of Plan’s Level 3 investment assets held for the year ended December 27, 2009 (in thousands):

	Commercial Bank Loans	Private Equity	Equity Investment Fund	Total
Beginning Balance, December 28, 2008	$13,897	$8,048	$15,000	$36,945
Purchases, issuances, sales, settlement (net)	(13,835)	101	—	(13,734)
Unrealized gains (losses)	1,476	(245)	17,216	18,447

Ending Balance, December 27, 2009	$1,538	$7,904	$32,216	$41,658

Cash and cash equivalents. The carrying value of these items approximates fair value.

Mutual funds. These investments are publicly traded investments, which are valued using the Net Asset Value (NAV). The NAV of the mutual funds is a quoted price in an active market. The NAV is determined once a day after the closing of the exchange based upon the underlying assets in the fund, less the fund’s liabilities, expressed on a per-share basis.

Corporate stock. The fair value of corporate stock is based on the exchange quoted market prices. When quoted prices are not available for identical stock, an industry standard valuation model is used which maximizes observable inputs.

Corporate debt instruments. The fair value of corporate debt instruments is based on yields currently available on comparable securities of issuers with similar credit ratings. When quoted prices are not available for identical or similar debt instruments, the fair value is based upon an industry valuation model, which maximizes observable inputs.

U.S. Government Securities. U.S. government securities primarily consist of investments in U.S. Treasury Bonds, Indexed Linked Bonds and Treasury Inflation Protected Securities. The fair value of U.S. government securities is based on quoted market prices when available or is based on yields currently available on comparable securities or on an industry valuation model, which maximizes observable inputs.

Common collective trusts. These investments are valued based on the NAV of the underlying investments and are provided by the fund issuers. NAV for these funds represent the quoted price in a non-market environment. There are no restrictions on participants’ ability to withdraw funds from the common collective trusts.

Mortgage and asset backed securities. Mortgage and asset backed securities are valued using quotes from independent pricing vendors based on recent trading activity and other relevant information, including market interest rate curves, referenced credit spreads, and estimated prepayment rates, where applicable.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Other. Other includes:

Private Equity Fund. Private equity funds represent investments in limited partnerships, which invest in start-up or other private companies. Fair value is estimated based on valuations of comparable public companies, recent sales of comparable private and public companies, and discounted cash flow analysis of portfolio companies and is included as a Level 3 investment in the table above.

Commercial Bank Loans. Commercial bank loans represent investments in a fund which invests in commercial bank loans. These loans are not actively traded and are valued based upon an industry valuation model based on observable and unobservable inputs and is included as a Level 3 investment in the table above.

Equity Investment Fund. This asset represents the estimated amount to be received from a redemption request made from an equity investment fund in 2008. In early 2009, the Company became aware that there was a regulatory action and criminal charges for securities fraud filed against two principals that operated the investment strategy in which the fund was invested, and accordingly, timing and amount of the pension plan’s redemption are uncertain. The fund assets are held by a court-appointed receiver. Criminal and civil claims are in process against the fund principals. At December 28, 2008 the Company recorded the value of the receivable at $15 million based upon the amount the pension plan expected to collect. During 2009, the Company became aware of facts leading it to believe the plan would ultimately collect at least $32.2 million of its investment, and accordingly valued its receivable in the plan at this amount. Any difference between the recorded amount and the actual redemption amounts will result in an adjustment to the Company’s net pension liabilities and other comprehensive loss in its financial statements upon final resolution. This asset is included as a Level 3 investment in the table above.

Real Estate Fund. These investments primarily represent investments in the different real estate investment funds that in turn invests in the real estate around the world. The trust is a commingled investment fund and is classified as a level 2.

NOTE 9. CASH FLOW INFORMATION

Cash paid during the fiscal 2009, 2008 and 2007 for interest and income taxes were (in thousands):

	2009	2008	2007
Interest paid (net of amount capitalized)	$111,065	$139,468	$191,003
Interest paid on tax settlements	5,466	—	364
Income taxes paid (net of refunds)	77,481	(168,054)	34,478

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

During 2009, the Company exchanged senior notes due in July 2014 for outstanding notes due in 2011, 2014, 2017 and 2029. See Note 6 for an expanded discussion of this transaction. As a result, the Company issued notes and retired notes for amounts summarized below (in thousands):

2009
Issuance of senior notes and future interest in debt exchange	$43,503
Carrying value of unsecured notes exchanged for senior notes in debt exchange	$(89,423)

There were no non-cash financing activities during fiscal 2008 and 2007.

Net cash provided (used) by operating activities of discontinued operations are summarized below (in thousands):

	2009	2008	2007
Loss from discontinued operations	$(6,174)	$(6,758)	$(9,404)
Reconciliation to net cash provided (used) by discontinued operations:
Refund/(payment) of income taxes related to sale of newspapers	(7,260)	190,134	—
Deferred taxes related to newspaper held for sale	—	—	5,310
Changes in assets and liabilities and other, net	5,003	4,191	8,308

Net cash provided (used) by operating activities of discontinued operations	$(8,431)	$187,567	$4,214

Cash provided (used) by investing activities of discontinued operations are summarized below (in thousands):

2007
Proceeds from sale of newspaper	$522,922
Purchases of property, plant and equipment	(4,837)

Net cash provided by investing activities of discontinued operations	$518,085

No cash was provided or used by investing activities of discontinued operations in fiscal 2009 or 2008.

NOTE 10. COMMITMENTS AND CONTINGENCIES

The Company has purchase obligations primarily related to printing outsource agreements and capital expenditures for property, plant and equipment expiring at various dates through 2028, totaling $102.6 million.

Lease commitments

The Company and its subsidiaries rent certain facilities and equipment under operating leases expiring at various dates through July 2019. Total rental expense from continuing operations amounted to $15.2 million in fiscal 2009, $16.8 million in fiscal 2008 and $14.9 million in fiscal 2007. Most of the leases provide that the Company pay taxes, maintenance, insurance and certain other operating expenses applicable to the leased premises in addition to the minimum monthly payments. Some of the operating leases have built in escalation clauses.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Minimum rental commitments under operating leases with non-cancelable terms in excess of one year are (in thousands):

Year	Amount
2010	$13,796
2011	10,836
2012	8,979
2013	7,956
2014	6,142
Thereafter	16,006

Total	$63,715

The Company has subleased office space to other companies under noncancellable agreements which expire at various dates through 2019. As of December 27, 2009, aggregate minimum sublease rental payments to be received through 2019 were $21.1 million. The Company’s minimum lease payments presented above have not been reduced by minimum sublease rental payments to be received. Sublease income from operating leases totaled $2,487,009, $788,000 and $388,000 in fiscal 2009, 2008 and fiscal 2007, respectively.

Self-Insurance

The Company retains the risk for workers’ compensation, resulting from uninsured deductibles per accident or occurrence which are subject to annual aggregate limits. Losses up to the deductible amounts are accrued based upon known claims incurred and an estimate of claims incurred but not reported. For the year ended December 27, 2009, the Company compiled its historical data pertaining to the self-insurance experiences and actuarially developed the ultimate loss associated with its self-insurance programs for workers’ compensation liability. Management believes that the actuarial valuation provides the best estimate of the ultimate losses to be expected under these programs.

The undiscounted ultimate losses of all the Company’s self-insurance reserves at December 27, 2009 and December 28, 2008, were $24.4 million and $25.9 million, respectively. Based on historical payment patterns, we expect payments of undiscounted ultimate losses to be made as follows (in thousands):

Year	Amount
2010	$5,800
2011	3,919
2012	2,834
2013	2,146
2014	1,715
Thereafter	8,012

Total	$24,426

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Company discounts the ultimate losses above to present value using an approximate risk-free rate over the average life of our insurance claims. For the years ended December 27, 2009 and December 28, 2008, the discount rate used was 3.67% and 4.0%, respectively. The present value of all self-insurance reserves for the employee group health claims and workers’ compensation liability recorded at December 27, 2009 and December 28, 2008 was $21.0 million and $21.9 million, respectively.

The Company had letters of credit of $6.3 million outstanding at December 27, 2009 to collateralize its self-insurance obligations.

Other contingent claims

There are libel and other legal actions that have arisen in the ordinary course of business and are pending against the Company. From time to time the Company is involved as a party in various governmental proceedings, including environmental matters. Management believes, after reviewing such actions with counsel, that the outcome of pending actions will not have a material adverse effect on the Company’s consolidated financial statements taken as a whole, although no assurances can be given. No material amounts for any losses from litigation which may ultimately occur have been recorded in the consolidated financial statements, as management believes that any such losses are not probable.

The Company has certain indemnifications related to disposed newspaper operations. In 2008 and 2009, the Company reserved amounts totaling $8.4 million and $10.7 million, respectively related to these indemnifications. Remaining indemnification obligations related to disposed newspapers are not material to the Company’s financial position or results of operations.

In the third quarter of 2007, the Company entered into an agreement with the Pension Benefit Guaranty Corporation (PBGC) to guarantee certain potential pension plan termination liabilities associated with the plans maintained by certain divested newspapers. The agreement expired on September 1, 2009 date with no payments required from the Company.

NOTE 11. COMMON STOCK AND STOCK PLANS

The Company’s Class A and Class B Common Stock participate equally in dividends. Holders of Class B are entitled to one vote per share and to elect as a class 75% of the Board of Directors, rounded down to the nearest whole number. Holders of Class A Common Stock are entitled to one-tenth of a vote per share and to elect as a class 25% of the Board of Directors, rounded up to the nearest whole number. Class B Common Stock is convertible at the option of the holder into Class A Common Stock on a share-for-share basis.

The holders of shares of Class B Common Stock are parties to an agreement, the intent of which is to preserve control of the Company by the McClatchy family. Under the terms of the agreement, the Class B shareholders have agreed to restrict the transfer of any shares of Class B Common Stock to one or more “Permitted Transferees,” subject to certain exceptions. A “Permitted Transferee” is any current holder of shares of Class B Common Stock of the Company; any lineal descendant of Charles K. McClatchy (1858 to 1936); or a trust for the exclusive benefit of, or in which all of the remainder beneficial interests are owned by, one or more lineal descendants of Charles K. McClatchy.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Generally, Class B shares can be converted into shares of Class A Common Stock and then transferred freely (unless, following conversion, the outstanding shares of Class B Common Stock would constitute less than 25% of the total number of all outstanding shares of common stock of the Company). In the event that a Class B shareholder attempts to transfer any shares of Class B Common Stock in violation of the agreement, or upon the happening of certain other events enumerated in the agreement as “Option Events,” each of the remaining Class B shareholders has an option to purchase a percentage of the total number of shares of Class B Common Stock proposed to be transferred equal to such remaining Class B shareholder’s ownership percentage of the total number of outstanding shares of Class B Common Stock. If all the shares proposed to be transferred are not purchased by the remaining Class B shareholders, the Company has the option of purchasing the remaining shares. The agreement can be terminated by the vote of the holders of 80% of the outstanding shares of Class B Common Stock who are subject to the agreement. The agreement will terminate on September 17, 2047, unless terminated earlier in accordance with its terms.

At December 27, 2009, the Company has six stock-based compensation plans, which are described below.

The Company’s Amended Employee Stock Purchase Plan (the Purchase Plan) reserved 4,625,000 shares of Class A Common Stock for issuance to employees. Eligible employees may purchase shares at 85% of “fair market value” (as defined) through payroll deductions. The Purchase Plan can be automatically terminated by the Company at any time. As of December 27, 2009, a total of 3,996,364 shares of Class A Common Stock have been issued under the Purchase Plan.

The Company has two stock option plans which reserve 4,062,500 Class A Common shares for issuance to key employees — the 1994 and 1997 plans (Employee Plans). Terms of each of the Employee Plans are substantially the same. Options are granted at the market price of the Class A Common Stock on the date of grant. The options vest in installments over four years, and once vested are exercisable up to 10 years from the date of grant. Although the plans permit the Company, at its sole discretion, to settle unexercised options by granting stock appreciation rights, the Company does not intend to avail itself of this alternative for option grants made under these plans. The 1994 plan (which has 1,241,450 outstanding grants at December 27, 2009) expired in January 2004 and has been replaced by the 2004 stock incentive plan (see the discussion below).

The Company’s two amended and restated stock option plans for outside directors (the 1990 Stock Option Plan and the 2001 Director Plan, together the Directors’ Plans) provide for the issuance of up to 687,500 shares of Class A Common Stock. Generally, under these plans each non-employee director was granted, at the conclusion of each regular annual meeting of stockholders, an option to purchase shares of Class A Common Stock at fair market value on the date of the grant. Terms of the Directors’ Plans are similar to the terms of the Employee Plans. No options were granted in 2009, 2008 or 2007 under these plans. In 2007, each director was granted 1,200 shares of Class A Common Stock.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Company has a stock incentive plan (the 2004 plan) which reserves 9,000,000 Class A Common shares for issuance to key employees and outside directors. Terms of the 2004 plan are similar to the Employee and Directors’ Plans, except that the 2004 plan permits the following type of incentive awards in addition to stock options and stock appreciation rights: restricted stock, unrestricted stock, stock units and dividend equivalent rights. Beginning in fiscal 2005, the Company awarded stock-settled stock appreciation rights (SARs) in lieu of stock options. The SARs were granted at fair market value, have a ten-year term and vest in four equal annual installments beginning on March 1 following the year for which the award was made.

In 2009, the Company also granted 845,000 restricted stock units (RSU) at fair market value on the date of grant ($3.42 per share) to certain key employees from the 2004 plan. The RSUs vest on March 1, 2012. As of December 27, 2009, there were $2.8 million of unrecognized compensation costs for non-vested RSUs which are expected to be recognized over 2.18 years.

Outstanding options and SARs are summarized as follows:

	Options/ SARs	Weighted Average Exercise Price	Aggregate Intrinsic Value (in thousands)
Outstanding December 31, 2006	4,064,075	$52.78	$4,857
Granted	1,468,000	$13.86
Exercised	(69,625)	$26.55	$752
Forfeited	(124,000)	$61.12
Expired	(261,650)	$55.77

Outstanding December 30, 2007	5,076,800	$41.53	$—
Granted	1,787,000	$1.88
Exercised	—	$—
Forfeited	(134,625)	$30.63
Expired	(171,825)	$40.76

Outstanding December 28, 2008	6,557,350	$30.97	$—
Granted	1,136,000	$3.41
Exercised	—	$—
Forfeited	(312,000)	$11.95
Expired	(341,500)	$27.93

Outstanding December 27, 2009	7,039,850	$26.79	$3,086

Vested and Expected to Vest December 27, 2009	6,669,693	$27.97	$2,805

Options exercisable:
December 30, 2007	2,100,175		$—
December 28, 2008	2,561,725		$—
December 27, 2009	2,987,725		$2

As of December 27, 2009, there were $5.0 million of unrecognized compensation costs related to options and SAR’s granted under the Company’s plans. The cost is expected to be recognized over a weighted average period of 2.02 years.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following tables summarize information about stock options and SARs outstanding in the stock plans at December 27, 2009:

Range of Exercise Prices	Options/ SARs Outstanding	Average Remaining Contractual Life	Weighted Average Exercise Price	Options/ SARs Exercisable	Weighted Average Exercise Price
$ 1.50 - $ 3.42	2,733,000	9.38	$2.41	1,000	$1.70
$ 9.07 - $45.98	2,594,100	5.87	$28.39	1,367,850	$35.02
$ 47.22 - $73.36	1,712,750	4.01	$63.28	1,618,875	$63.59

	7,039,850	6.78	$26.79	2,987,725	$50.49

The weighted average remaining contractual life on options exercisable at December 27, 2009 was 4.0 years. The weighted average remaining contractual life of options vested and expected to vest at December 27, 2009 was 6.7 years. The fair value of the stock options and SARs granted was estimated on the date of grant using a Black-Scholes option valuation model that uses the assumptions noted in the following table. The expected life of the options represents the period of time that options granted are expected to be outstanding using the historical exercise behavior of employees. The expected dividend yield is based on historical dividends declared per year, giving consideration for any anticipated change and the estimated stock price over the expected life of the options based on historical experience. Expected volatility was based on historical volatility for a period equal to the stock option’s expected life for shares granted. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant.

	2009	2008	2007
Expected life in years	6.06	5.99	5.38
Dividend yield	NIL	NIL	3.46
Volatility	0.82	0.45	0.21
Risk-free interest rate	2.72%	1.59%	3.36%
Weight average exercise price of options/SARs granted	$3.41	$1.88	$13.86
Weighted average fair value of options/SARS granted	$2.43	$0.78	$2.20

The Company also offers eligible employees the option to purchase Class A Common Stock under its ESPP. The expense associated with the plan is computed using a Black-Scholes option valuation model with similar assumptions to those described for stock options, except that volatility is computed using a one-year look back given the short-term nature of this option. Expense associated with the ESPP is included in the stock-related compensation discussed in Note 1.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In 2005 and 2006, the Company awarded restricted stock grants in the amount of 40,000 shares and 25,000 shares, respectively to the Chief Executive Officer. Based on the vesting criteria, 50% of the shares granted in 2005, or 20,000 shares, vested on January 25, 2009 and the remaining 20,000 shares were forfeited. For the 2006 grant, based on the vesting requirements, 6,250 shares vested on each of January 24, 2007 and January 24, 2008, and 3,125 shares vested on January 24, 2009. On January 24, 2010, 4,688 shares vested. No shares remain outstanding and unvested after January 24, 2010.

NOTE 12. QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

The Company’s business is somewhat seasonal, with peak revenues and profits generally occurring in the second and fourth quarters of each year as a result of increased advertising activity during the holiday seasons. The first quarter is historically the slowest quarter for revenues and profits. The Company’s quarterly results are summarized as follows (in thousands, except per share amounts):

2009	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter (1)
Net revenues	$365,625	$365,335	$347,390	$393,234
Operating income (loss)	(10,862)	44,788	60,367	104,219
Income (loss) from continuing operations	(47,983)	56,686	30,545	50,163
Income (loss) from discontinued operations	209	210	(38)	(6,555)
Income (loss) from continuing operations per common share	(0.45)	0.50	0.28	0.38
Income (loss) from discontinued operations per common share	—	—	—	(.08)

2008
Net revenues	$488,283	$489,683	$451,620	$470,870
Operating income	56,734	43,715	40,637	20,516
Income (loss) from continuing operations	(993)	20,051	4,167	(20,418)
Income (loss) from discontinued operations	144	(386)	67	(6,758)
Income (loss) from continuing operations per common share	(0.01)	0.24	0.05	(0.25)
Income (loss) from discontinued operations per common share	—	—	—	(0.08)

(1)	Includes masthead impairment of $59.6 million in 2008. See Note 3.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 13. FINANCIAL INFORMATION FOR SUBSIDIARY GUARANTORS AND NON-GUARANTORS

Substantially all of the Company’s subsidiaries (“Guarantor Subsidiaries”) have guaranteed the Company’s obligations under the Amended and Restated Credit Agreement and 2017 Notes. Each of the Guarantor Subsidiaries are 100% owned by The McClatchy Company (“Parent”) and the guarantees provided by the Guarantor Subsidiaries are full and conditional and joint and several. The primary asset owned by the Parent is land held for sale in Miami valued at $151 million. See Note 4 for a greater description of this land. The after-tax proceeds of the sale of this land are required to be used to pay down debt under the Company’s Amended and Restated Credit Agreement and are excluded from the requirement to repay the 2017 Notes.

The following tables present condensed consolidating financial information for the Guarantor Subsidiaries, all other subsidiaries (“Non-Guarantor Subsidiaries”) and the Parent. These condensed consolidating financial statements were prepared in accordance with Rule 3-10 of the Securities and Exchange Commission Regulation S-X, “Financial Statements of Guarantors and Issuers of Guaranteed Securities Registered or Being Registered.” The Company accounts for investments in these subsidiaries under the equity method of accounting. The financial statements include eliminations which are primarily related to investments in subsidiaries and intercompany balances and transactions. All cash receipts and payments are at Guarantor Subsidiaries and no cash transactions take place at Non-Guarantor Subsidiaries or at the Parent company, accordingly all activities attributed to the Parent and Non-Guarantor Subsidiaries are of a non-cash nature in the statement of cash flows. Amounts are in thousands:

CONDENSED CONSOLIDATING BALANCE SHEET AS OF DECEMBER 27, 2009

	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Parent	Eliminations	Consolidated
CURRENT ASSETS:
Cash and cash equivalents	$6,157				$6,157
Trade receivables, net of allowances	205,840				205,840
Newsprint, ink and other inventories	36,374				36,374
Other current assets	70,054	$440	$2,376		72,870

Total current assets	318,425	440	2,376		321,241
Property, plant and equipment, net	767,577	3			767,580
Identifiable intangibles - net	711,758				711,758
Goodwill	1,006,020				1,006,020
Investments in unconsolidated companies	304,838	1,106	16,165		322,109
Other assets	7,634		166,557		174,191
Investment in and advances to subsidiaries			2,062,951	$(2,062,951)	—

TOTAL ASSETS	$3,116,252	$1,549	$2,248,049	$(2,062,951)	$3,302,899

CURRENT LIABILITIES:
Accounts payable and accrued compensation	$126,870	$904	$5,435		$133,209
Unearned revenue	78,908				78,908
Other accrued liabilities	27,236	28	23,829		51,093

Total current liabilities	233,014	932	29,264		263,210
Long-term debt			1,896,436		1,896,436
Pension and postretirement obligations	604,701				604,701
Other long-term obligations	215,928	275	152,160		368,363

Total Liabilities	1,053,643	1,207	2,077,860		3,132,710
CAPITAL STRUCTURE	2,062,609	342	170,189	$(2,062,951)	170,189

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$3,116,252	$1,549	$2,248,049	$(2,062,951)	$3,302,899

CONDENSED CONSOLIDATING BALANCE SHEET AS OF DECEMBER 28, 2008

	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Parent	Eliminations	Consolidated
CURRENT ASSETS:
Cash and cash equivalents	$4,998				$4,998
Trade receivables, net of allowances	243,700				243,700
Newsprint, ink and other inventories	49,301				49,301
Land and other assets held for sale	5,266		$177,300		182,566
Other current assets	74,787	$644	733		76,164

Total current assets	378,052	644	178,033		556,729
Property, plant and equipment, net	842,871	6			842,877
Identifiable intangibles - net	771,076				771,076
Goodwill	1,006,020				1,006,020
Investments in unconsolidated companies	310,187	2,314	10,756		323,257
Other assets	7,742		14,505		22,247
Investment in and advances to subsidiaries			2,075,171	$(2,075,171)	—

TOTAL ASSETS	$3,315,948	$2,964	$2,278,465	$(2,075,171)	$3,522,206

CURRENT LIABILITIES:
Accounts payable and accrued compensation	$151,312	$1,611	$996		$153,919
Unearned revenue	81,091				81,091
Other accrued liabilities	58,295	(366)	54,652		112,581

Total current liabilities	290,698	1,245	55,648		347,591
Long-term debt			2,037,776		2,037,776
Pension and postretirement obligations	747,720				747,720
Other long-term obligations	203,429	649	132,612		336,690

Total Liabilities	1,241,847	1,894	2,226,036		3,469,777
CAPITAL STRUCTURE	2,074,101	1,070	52,429	$(2,075,171)	52,429

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$3,315,948	$2,964	$2,278,465	$(2,075,171)	$3,522,206

CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 27, 2009

	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Parent	Eliminations	Consolidated
REVENUES - NET:
Advertising	$1,143,129				$1,143,129
Circulation	278,256				278,256
Other	49,605	$594			50,199

Total revenues -net	1,470,990	594			1,471,584
OPERATING EXPENSES:
Compensation	582,123	118			582,241
Newsprint and supplements	167,164				167,164
Depreciation and amortization	142,889				142,889
Other operating expenses	379,145	90	$1,543		380,778

Total operating expenses	1,271,321	208	1,543		1,273,072

OPERATING INCOME (LOSS)	199,669	386	(1,543)		198,512
NON-OPERATING (EXPENSES) INCOME:
Interest expense	1,928		(129,204)		(127,276)
Write-down of investments and land held for sale	(2,022)		(26,300)		(28,322)
Gain on extinguishment of debt			44,117		44,117
Intercompany (charges) credits	(121,975)	13,518	108,457		—
Other - net	2,967	(127)	(460)		2,380

INCOME (LOSS) FROM CONTINUING OPERATIONS BEFORE INCOME TAXES	80,567	13,777	(4,933)		89,411
INCOME TAX PROVISION (BENEFIT)	25,309	5,649	(1,811)		29,147

INCOME (LOSS) FROM CONTINUING OPERATIONS	55,258	8,128	(3,122)		60,264

EQUITY INCOME FROM SUBSIDIARIES			63,386	$(63,386)	—
LOSS FROM DISCONTINUED OPERATIONS, NET OF INCOME TAXES			(6,174)		(6,174)

NET INCOME (LOSS)	$55,258	$8,128	$54,090	$(63,386)	$54,090

CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 28, 2008

	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Parent	Eliminations	Consolidated
REVENUES - NET:
Advertising	$1,568,323	$443			$1,568,766
Circulation	265,550	34			265,584
Other	65,280	826			66,106

Total revenues -net	1,899,153	1,303			1,900,456
OPERATING EXPENSES:
Compensation	822,231	540			822,771
Newsprint and supplements	252,546	53			252,599
Depreciation and amortization	142,948				142,948
Other operating expenses	459,004	115	$1,854		460,973
Masthead impairment	59,563				59,563

Total operating expenses	1,736,292	708	1,854		1,738,854

OPERATING INCOME (LOSS)	162,861	595	(1,854)		161,602
NON-OPERATING (EXPENSES) INCOME:
Interest expense	(2,933)		(154,452)		(157,385)
Equity loss in unconsolidated companies-net	(12,282)	585	(2,324)		(14,021)
Write-down of investments	(26,462)				(26,462)
Gain on sale of SP Newsprint Company	34,417				34,417
Gain on extinguishment of debt			21,026		21,026
Intercompany (charges) credits	(195,749)	12,518	183,231		—
Other - net	1,964		944		2,908

INCOME (LOSS) FROM CONTINUING OPERATIONS BEFORE INCOME TAXES	(38,184)	13,698	46,571		22,085
INCOME TAX PROVISION (BENEFIT)	(3,439)	5,616	17,101		19,278

INCOME (LOSS) FROM CONTINUING OPERATIONS	(34,745)	8,082	29,470		2,807
EQUITY LOSS FROM SUBSIDIARIES			(26,663)	$26,663	—

LOSS FROM DISCONTINUED OPERATIONS, NET OF INCOME TAXES			(6,758)		(6,758)

NET INCOME (LOSS)	$(34,745)	$8,082	$(3,951)	$26,663	$(3,951)

CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 30, 2007

	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Parent	Eliminations	Consolidated
REVENUES - NET:
Advertising	$1,910,922	$800			$1,911,722
Circulation	275,583	75			275,658
Other	71,980	1,003			72,983

Total revenues -net	2,258,485	1,878			2,260,363
OPERATING EXPENSES:	—
Compensation	911,367	597			911,964
Newsprint and supplements	277,519	115			277,634
Depreciation and amortization	148,559				148,559
Other operating expenses	494,660	(446)	$1,898		496,112
Goodwill and masthead impairment	2,992,046				2,992,046

Total operating expenses	4,824,151	266	1,898		4,826,315

OPERATING INCOME (LOSS)	(2,565,666)	1,612	(1,898)		(2,565,952)
NON-OPERATING (EXPENSES) INCOME:
Interest expense	(1,763)		(196,234)		(197,997)
Equity loss in unconsolidated companies-net	(38,278)	837	542		(36,899)
Write-down of investments and land held for sale	(75,060)		(9,508)		(84,568)
Intercompany (charges) credits	(169,187)	12,304	156,883		—
Other - net	1,045		1,180		2,225

INCOME (LOSS) FROM CONTINUING OPERATIONS BEFORE INCOME TAXES	(2,848,909)	14,753	(49,035)		(2,883,191)
INCOME TAX PROVISION (BENEFIT)	(144,625)	6,049	(18,006)		(156,582)

INCOME (LOSS) FROM CONTINUING OPERATIONS	(2,704,284)	8,704	(31,029)		(2,726,609)
EQUITY LOSS FROM SUBSIDIARES			(2,703,569)	$2,703,569	—

LOSS FROM DISCONTINUED OPERATIONS, NET OF INCOME TAXES	(7,989)		(1,415)		(9,404)

NET INCOME (LOSS)	$(2,712,273)	$8,704	$(2,736,013)	$2,703,569	$(2,736,013)

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 27, 2009

	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Parent	Consolidated
NET CASH PROVIDED BY OPERATING ACTIVITIES	$123,166	$—	$—	$123,166
CASH USED IN INVESTING ACTIVITIES	(105)			(105)
CASH FLOWS FROM FINANCING ACTIVITIES:
Net repayments of revolving bank debt	(61,000)			(61,000)
Extinguishment of public notes	(38,082)			(38,082)
Other-net	(22,820)			(22,820)

Net cash used in financing activities	(121,902)			(121,902)

NET CHANGE IN CASH	1,159			1,159
CASH AT BEGINNING OF YEAR	4,998			4,998

CASH AT END OF YEAR	$6,157	$—	$—	$6,157

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 28, 2008

	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Parent	Consolidated
CASH FLOWS FROM OPERATING ACTIVITIES:
Cash provided by operating activities of continuing operations	$194,302	$—	$—	$194,302
Cash provided by operating activities of discontinued operations	187,567			187,567

Net cash provided by operating activities	381,869			381,869
CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from sale of equipment and other	33,172			33,172
Proceeds from sale of investments	63,141			63,141
Other	(22,273)			(22,273)

Net cash provided by investing activities	74,040			74,040
CASH FLOWS FROM FINANCING ACTIVITIES:
Net repayments of revolving bank debt	(116,900)			(116,900)
Extinguishment of public notes	(300,871)			(300,871)
Payment of dividends	(51,828)			(51,828)
Other-net	(7,128)			(7,128)

Net cash used in financing activities	(476,727)			(476,727)

NET CHANGE IN CASH	(20,818)			(20,818)
CASH AT BEGINNING OF YEAR	25,816			25,816

CASH AT END OF YEAR	$4,998	$—	$—	$4,998

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 30, 2007

	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Parent	Consolidated
CASH PROVIDED BY OPERATING ACTIVITIES	$360,469	$—	$—	$360,469
CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from sale of equipment and other	27,370			27,370
Proceeds from sale of investments	24,288			24,288
Purchases of property, plant and equipment	(60,793)			(60,793)
Other	(3,861)			(3,861)

Net cash used by investing activities of continuing operations	(12,996)			(12,996)
Cash provided by investing activities of discontinued operations	518,085			518,085

Net cash provided by investing activities	505,089			505,089
CASH FLOWS FROM FINANCING ACTIVITIES:
Repayments of term debt	(550,000)			(550,000)
Net repayments of revolving bank debt	(157,195)			(157,195)
Extinguishment of public notes	(100,000)			(100,000)
Payment of dividends	(59,041)			(59,041)
Other-net	6,913			6,913

Net cash used in financing activities	(859,323)			(859,323)

NET CHANGE IN CASH	6,235			6,235
CASH AT BEGINNING OF YEAR	19,581			19,581

CASH AT END OF YEAR	$25,816	$—	$—	$25,816

ITEM 9A.	CONTROLS AND PROCEDURES

Evaluation of disclosure controls and procedures. Our management evaluated, with the participation of our Chief Executive Officer (CEO) and Chief Financial Officer (CFO), the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in Rules 13a—15(e) or 15d—15(e) under the Securities Exchange Act of 1934, as amended) as of the end of the period covered by this Annual Report on Form 10-K. Based on this evaluation, the Company’s management, including the CEO and CFO, concluded that the Company’s disclosure controls and procedures were effective at that time to ensure that information we are required to disclose in reports that we file or submit under the Securities Exchange Act of 1934 is accumulated and communicated to our management, including our principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure and that such information is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission Rules and Forms.

Changes in internal control over financial reporting. There was no change in our internal control over financial reporting that occurred during our last fiscal quarter of fiscal 2009 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

MANAGEMENT REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. The Company’s internal control system over financial reporting is designed to provide reasonable assurance regarding the preparation and fair presentation of the Company’s financial statements presented in accordance with generally accepted accounting principles in the United States of America.

An internal control system over financial reporting has inherent limitations and may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Management of the Company assessed the effectiveness of the Company’s internal control over financial reporting as of December 27, 2009. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control – Integrated Framework. Based on management’s assessment and those criteria, management believes that the Company’s internal control over financial reporting was effective as of December 27, 2009.

The McClatchy Company’s independent registered public accounting firm has issued an attestation report on the Company’s internal control over financial reporting. This report begins on page F-2.

PART I – FINANCIAL INFORMATION

Item 1 – FINANCIAL STATEMENTS AS OF AND FOR THE QUARTER ENDED MARCH 28, 2010

THE McCLATCHY COMPANY

CONDENSED CONSOLIDATED BALANCE SHEET (UNAUDITED)

(In thousands, except share amounts)

	March 28, 2010	December 27, 2009
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$7,231	$6,157
Trade receivables – (less allowance of $9,910 in 2010 and $10,298 in 2009 )	156,699	205,840
Other receivables	11,514	9,660
Newsprint, ink and other inventories	34,659	36,374
Deferred income taxes	23,648	23,648
Income tax receivable	10,056	10,019
Assets held for sale	5,972	6,390
Other current assets	19,815	23,153

	269,594	321,241
PROPERTY, PLANT AND EQUIPMENT:
Land	195,459	195,918
Building and improvements	388,595	389,803
Equipment	799,650	800,034
Construction in progress	3,994	3,091

	1,387,698	1,388,846
Less accumulated depreciation	(635,876)	(621,266)

	751,822	767,580
INTANGIBLE ASSETS:
Identifiable intangibles – net	697,096	711,758
Goodwill	1,006,020	1,006,020

	1,703,116	1,717,778

INVESTMENTS AND OTHER ASSETS:
Investments in unconsolidated companies	320,425	322,109
Other assets	197,597	174,191

	518,022	496,300

TOTAL ASSETS	$3,242,554	$3,302,899

See notes to condensed consolidated financial statements.

THE McCLATCHY COMPANY

CONDENSED CONSOLIDATED BALANCE SHEET (UNAUDITED) – Continued

(In thousands, except share amounts)

	March 28, 2010	December 27, 2009
LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable	$38,144	$46,240
Accrued compensation	88,281	86,969
Income taxes payable	1,630	11,453
Unearned revenue	82,365	78,908
Accrued interest	22,737	21,148
Other accrued liabilities	17,589	18,492

	250,746	263,210
NON-CURRENT LIABILITIES:
Long-term debt	1,827,485	1,896,436
Deferred income taxes	254,106	243,167
Pension and postretirement obligations	603,073	604,701
Other long-term obligations	133,633	125,196

	2,818,297	2,869,500
COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS’ EQUITY:
Common stock $.01 par value:
Class A – authorized 200,000,000 shares, issued 59,855,525 in 2010 and 59,705,101 in 2009	598	597
Class B – authorized 60,000,000 shares, issued 24,800,962 in 2010 and 24,800,962 in 2009	248	248
Additional paid-in capital	2,208,595	2,207,122
Accumulated deficit	(1,780,898)	(1,783,101)
Treasury stock at cost, 63,446 shares in 2010 and 37,902 shares in 2009	(202)	(153)
Accumulated other comprehensive loss	(254,830)	(254,524)

	173,511	170,189

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$3,242,554	$3,302,899

See notes to condensed consolidated financial statements.

THE McCLATCHY COMPANY

CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS (UNAUDITED)

(In thousands, except per share amounts)

	Three Months Ended
	March 28, 2010	March 29, 2009
REVENUES – NET:
Advertising	$252,921	$284,689
Circulation	69,686	68,480
Other	12,958	12,456

	335,565	365,625
OPERATING EXPENSES:
Compensation	137,636	183,308
Newsprint and supplements	32,312	54,376
Depreciation and amortization	31,818	34,377
Other operating expenses	87,208	104,426

	288,974	376,487

OPERATING INCOME (LOSS)	46,591	(10,862)

NON-OPERATING (EXPENSES) INCOME:
Interest expense	(40,767)	(33,921)
Interest income	27	31
Loss on debt extinguishment	(7,492)	—
Equity losses in unconsolidated companies – net	(954)	(3,130)
Other – net	9	(101)

	(49,177)	(37,121)
LOSS FROM CONTINUING OPERATIONS BEFORE INCOME TAX BENEFIT	(2,586)	(47,983)

INCOME TAX BENEFIT	(628)	(10,259)

LOSS FROM CONTINUING OPERATIONS	(1,958)	(37,724)

INCOME FROM DISCONTINUED OPERATIONS, NET OF INCOME TAXES	4,161	209

NET INCOME (LOSS)	$2,203	$(37,515)

NET INCOME (LOSS) PER COMMON SHARE:
Basic:
Loss from continuing operations	$(0.02)	$(0.45)
Income from discontinued operations	0.05	—

Net income (loss) per share	$0.03	$(0.45)

Diluted:
Loss from continuing operations	$(0.02)	$(0.45)
Income from discontinued operations	0.05	—

Net income (loss) per share	$0.03	$(0.45)

WEIGHTED AVERAGE NUMBER OF COMMON SHARES:
Basic	84,577	83,020
Diluted	84,577	83,020

See notes to condensed consolidated financial statements.

THE McCLATCHY COMPANY

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS (UNAUDITED)

(In thousands)

	Three Months Ended
	March 28, 2010	March 29, 2009
CASH FLOWS FROM OPERATING ACTIVITIES:
Loss from continuing operations	$(1,958)	$(37,724)
Reconciliation to net cash provided by continuing operations:
Depreciation and amortization	31,818	34,377
Retirement benefit expense	1,525	2,355
Stock compensation expense	1,240	291
Equity loss in unconsolidated companies	954	3,130
Loss on debt extinguishment	7,492	—
Other	3,325	3,187
Changes in certain assets and liabilities:
Trade receivables	49,141	64,928
Inventories	1,715	5,837
Other assets	3,180	267
Accounts payable	(9,053)	(20,877)
Accrued compensation	1,312	3,792
Income taxes	(749)	(27,371)
Other liabilities	4,692	(4,177)

Net cash provided by operating activities of continuing operations	94,634	28,017
Net cash used by operating activities of discontinued operations	—	(7,051)
Net cash provided by operating activities	94,634	20,966

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property, plant and equipment	(1,728)	(2,837)
Deposit on land held for sale	6,000	—
Proceeds from sale of investments	—	5,000
Other – net	2,204	1,200

Net cash provided by investing activities of continuing operations	6,476	3,363

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of notes	864,710	—
Net (repayments) borrowing of revolving bank debt	(330,700)	14,380
Repayment of term bank debt	(415,765)	—
Repurchase of public notes	(187,339)	—
Payment of refinancing costs	(31,127)	—
Payment of cash dividends	—	(7,431)
Other – principally stock issuances	185	342

Net cash (used) provided by financing activities	(100,036)	7,291

NET CHANGE IN CASH AND CASH EQUIVALENTS	1,074	31,620
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	6,157	4,998

CASH AND CASH EQUIVALENTS, END OF PERIOD	$7,231	$36,618

OTHER CASH FLOW INFORMATION:
Cash paid (received) during the period for:
Income taxes (net of refunds)	$401	$24,734
Interest (net of capitalized interest)	$32,742	$32,194

See notes to condensed consolidated financial statements.

THE McCLATCHY COMPANY

CONDENSED CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY (UNAUDITED)

(In thousands, except share and per share amounts)

	Par Value		Additional Paid-In	Accumulated	Accumulated Other Comprehensive	Treasury
	Class A	Class B	Capital	Deficit	Income (Loss)	Stock	Total
BALANCES, DECEMBER 28, 2009	$597	$248	$2,207,122	$(1,783,101)	$(254,524)	$(153)	$170,189
Net income				2,203			2,203
Other comprehensive income (loss), net of tax:
Pension and postretirement plans:
Unamortized gain/prior service credit					146		146
Other comprehensive loss related to investments in unconsolidated companies					(452)		(452)

Other comprehensive loss							(306)

Total comprehensive income							1,897
Issuance of 150,424 Class A shares under stock plans	1		233				234
Stock compensation expense			1,240				1,240
Purchase of 25,544 shares of treasury stock						(49)	(49)

BALANCES, MARCH 28, 2010	$598	$248	$2,208,595	$(1,780,898)	$(254,830)	$(202)	$173,511

See notes to condensed consolidated financial statements.

THE McCLATCHY COMPANY

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

NOTE 1. SIGNIFICANT ACCOUNTING POLICIES

The McClatchy Company (the Company or McClatchy) is the third-largest newspaper publisher in the United States based on daily circulation, with 30 daily newspapers and 43 non-dailies in 29 markets across the country. McClatchy also operates leading local websites and direct marketing operations in each of its markets which complement its newspapers and extend its audience reach in each market. The Company’s newspapers include, among others, The Miami Herald, The Sacramento Bee, the Fort Worth Star-Telegram, The Kansas City Star, The Charlotte Observer and The (Raleigh) News & Observer.

McClatchy also owns a portfolio of premium digital assets, including 14.4% of CareerBuilder LLC, the nation’s largest online job site, 25.6% of Classified Ventures LLC, a newspaper industry partnership that offers classified websites such as: the auto website, cars.com, and the rental site, Apartments.com, and 33.3% of HomeFinder, LLC which operates the online real estate website HomeFinder.com. McClatchy’s Class A common stock is listed on the New York Stock Exchange under the symbol MNI.

The condensed consolidated financial statements include the Company and its subsidiaries. Intercompany items and transactions are eliminated. In preparing the financial statements, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenues and expenses during the reporting period. Management also makes judgments that affect disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

In the opinion of management, the accompanying unaudited condensed consolidated financial statements contain all adjustments necessary (consisting of normal recurring items) to present fairly the Company’s financial position, results of operations, and cash flows for the interim periods presented. The financial statements contained in this report are not necessarily indicative of the results to be expected for the full year. These financial statements should be read in conjunction with the consolidated financial statements and notes thereto included in the Company’s Annual Report on Form 10-K for the period ended December 27, 2009.

Stock-based compensation – Beginning in fiscal 2006, all share-based payments to employees, including grants of employee stock options, stock appreciation rights and restricted stock under equity incentive plans and purchases under the employee stock purchase plan (ESPP), are recognized in the financial statements based on their fair values. At March 28, 2010, the Company had six stock-based compensation plans. Total stock-based compensation expense was $1.2 million and $0.3 million for the first fiscal quarters of 2010 and 2009, respectively.

Income Taxes – The Company accounts for income taxes using the liability method. Under this method, deferred tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that are expected to be in effect when the differences are expected to reverse.

THE McCLATCHY COMPANY

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(UNAUDITED)

Current accounting standards in the United States prescribe a recognition threshold and measurement of a tax position taken or expected to be taken in an enterprise’s tax returns. The Company recognizes accrued interest related to unrecognized tax benefits in interest expense. Accrued penalties are recognized as a component of income tax expense. There were no significant changes to the Company’s unrecognized tax benefits in the first fiscal quarter of 2010.

Fair Value of Financial Instruments – Generally accepted accounting principles in the United States (“GAAP”) require the disclosure of the fair value of certain financial instruments, whether or not recognized in the balance sheet, for which it is practicable to estimate fair value. The Company estimated the fair values presented below using appropriate valuation methodologies and market information available as of quarter-end. Considerable judgment is required to develop estimates of fair value, and the estimates presented are not necessarily indicative of the amounts that the Company could realize in a current market exchange. The use of different market assumptions or estimation methodologies could have a material effect on the estimated fair values. Additionally, the fair values were estimated at quarter-end, and current estimates of fair value may differ significantly from the amounts presented.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

Cash and equivalents, accounts receivable, accounts payable and current portion of long term debt. The carrying amount of these items approximates fair value.

Long term debt. The fair value of long term debt is determined based on a number of observable inputs including the current market activity of the Company’s publicly traded notes and bank debt, trends in investor demand and market values of comparable publicly traded debt. At March 28, 2010, the estimated fair value of long term debt was $1.6 billion compared to a carrying value of $1.8 billion.

Comprehensive income (loss) – The Company records changes in its net assets from non-owner sources in its Statement of Stockholders’ Equity. The following table summarizes the composition of total comprehensive income (loss) (in thousands):

	Three Months Ended
	March 28, 2010	March 29, 2009
Net income (loss)	$2,203	$(37,515)
Pension amortization from other comprehensive income, net of tax	146	26,944
Other comprehensive loss related to equity investments	(452)	(894)

Total comprehensive income (loss)	$1,897	$(11,465)

Earnings per share (EPS) – Basic EPS excludes dilution from common stock equivalents and reflects income divided by the weighted average number of common shares outstanding for the period. Diluted EPS is based upon the weighted average number of outstanding shares of common stock and dilutive common stock equivalents in the period. Common stock equivalents arise from dilutive stock options and restricted stock and are computed using the treasury stock method. The weighted average anti-dilutive stock options and restricted stock that could potentially dilute basic EPS in the future, but were not included in the weighted average share calculation for the first fiscal quarter were 7.0 million in 2010 and 6.5 million in 2009.

THE McCLATCHY COMPANY

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(UNAUDITED)

New Accounting Pronouncements – In June 2009, a new pronouncement was issued amending the interpretation of accounting literature related to consolidations. The new guidance applies to determinations as to whether an enterprise has a controlling financial interest in a variable interest entity. This determination identifies the primary beneficiary of a variable interest entity as the enterprise that has both the power to direct the activities of a variable interest entity that most significantly impacts the entity’s economic performance, and the obligation to absorb losses or the right to receive benefits of the entity that could potentially be significant to the variable interest entity. The new pronouncement also requires ongoing reassessments of whether an enterprise is the primary beneficiary and eliminates the quantitative approach previously required for determining the primary beneficiary. The new pronouncement was effective for the Company on December 28, 2009. The adoption of this pronouncement did not have a material effect on the condensed consolidated financial statements.

NOTE 2. INVESTMENTS IN UNCONSOLIDATED COMPANIES

The following is the Company’s ownership interest and investment in unconsolidated companies and joint ventures as of March 28, 2010 and December 27, 2009 (dollars in thousands):

Company	% Ownership Interest	March 28, 2010	December 27, 2009
CareerBuilder, LLC	14.4	$216,715	$218,736
Classified Ventures, LLC	25.6	84,009	81,538
Seattle Times Company (C-Corporation)	49.5	—	—
HomeFinder, LLC	33.3	4,505	5,048
Ponderay (general partnership)	27.0	12,788	13,754
Other	Various	2,408	3,033

		$320,425	$322,109

The Company uses the equity method of accounting for a majority of investments.

THE McCLATCHY COMPANY

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(UNAUDITED)

During the three months ended March 28, 2010, McClatchy’s proportionate share of net income from four investees listed in the table above was greater than 20% of McClatchy’s consolidated net income before taxes. Summarized income statement information for these companies for the first three months of 2010 and 2009 follows (in thousands):

	Three Months Ended
	March 28, 2010	March 29, 2009
Revenues	$232,525	$240,947
Operating income	8,680	2,052
Net income	9,466	1,366

As part of the Company’s acquisition of Knight-Ridder, Inc. in 2006, the Company acquired 10 acres of land in Miami. Such land is under contract to be sold for gross proceeds of $190.0 million pursuant to a March 2005 sale agreement. The contract was extended to January 19, 2010 in exchange for an increase in the termination fee from $6.0 million to $7.0 million should the buyer fail to close the transaction. The buyer extended the agreement to January 31, 2011, by paying McClatchy an additional $6.0 million nonrefundable deposit on January 19, 2010. The purchase price under the original agreement has remained unchanged at $190.0 million. McClatchy received the $6.0 million deposit and has extended the contract to January 31, 2011. McClatchy has received $16.0 million in non-refundable deposits from the buyer that will be applied toward the purchase price.

THE McCLATCHY COMPANY

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(UNAUDITED)

NOTE 3. INTANGIBLE ASSETS AND GOODWILL

Intangible assets and goodwill, along with their weighted-average amortization periods consisted of the following (in thousands):

	March 28, 2010
	Gross Amount	Accumulated Amortization	Net Amount	Weighted Average Amortization Period
Intangible assets subject to amortization:
Advertiser and subscriber lists	$803,840	$(321,382)	$482,458	14 years
Other	36,950	(28,699)	8,251	8 years

Total	$840,790	$(350,081)	$490,709

Other intangible assets not subject to amortization:
Newspaper mastheads			206,387

Total			697,096
Goodwill			1,006,020

Total intangible assets and goodwill			$1,703,116

	December 27, 2009
	Gross Amount	Accumulated Amortization	Net Amount	Weighted Average Amortization Period
Intangible assets subject to amortization:
Advertiser and subscriber lists	$803,840	$(307,177)	$496,663	14 years
Other	37,066	(28,358)	8,708	8 years

Total	$840,906	$(335,535)	$505,371

Other intangible assets not subject to amortization:
Newspaper mastheads			206,387

Total			711,758
Goodwill			1,006,020

Total intangible assets and goodwill			$1,717,778

Changes in indefinite lived intangible assets and goodwill as of March 28, 2010 consisted of the following (in thousands):

	Original Gross Amount	Accumulated Impairment	Carrying Amount
Mastheads and other	$683,000	$(476,613)	$206,387
Goodwill	3,581,016	(2,574,996)	1,006,020

Total	$4,264,016	$(3,051,609)	$1,212,407

THE McCLATCHY COMPANY

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(UNAUDITED)

Amortization expense was $14.7 million and $14.9 million in fiscal of 2010 and 2009, respectively. The estimated amortization expense for the five succeeding fiscal years is as follows (in thousands):

Year	Amortization Expense
2010 (remaining)	$43,977
2011	57,538
2012	57,363
2013	56,223
2014	51,745
2015	47,266

NOTE 4. LONG-TERM DEBT

As of March 28, 2010 and December 27, 2009, long-term debt consisted of the following (in thousands):

	March 28, 2010	December 27, 2009
Term A bank debt, interest at 8.0% and 4.2% at 2010 and 2009, respectively	$131,035	$546,800
Revolving bank debt, interest at 4.2% at 2009	—	330,700
Notes:
$875 million 11.50% senior secured notes due in 2017	864,879	—
$375 thousand 15.75% senior notes due in 2014 (1)	582	41,120
$18 million 7.125% debentures due in 2011	18,218	167,001
$169 million 4.625% debentures due in 2014	155,429	154,694
$347 million 5.750% debentures due in 2017	322,406	321,594
$89 million 7.150% debentures due in 2027	82,198	82,099
$276 million 6.875% debentures due in 2029	252,738	252,428

Long-term debt	$1,827,485	$1,896,436

(1)	Includes future interest to be paid on these notes.

At December 27, 2009, prior to the refinancing transaction discussed below, the Company’s bank debt consisted of a credit facility entered into on June 27, 2006 (the original credit agreement) that provided for a $1.14 billion senior secured credit facility and was originally established in connection with the acquisition of Knight-Ridder, Inc. At December 27, 2009, the Company’s original credit agreement consisted of a $590.0 million five-year revolving credit facility and $546.8 million five-year term loan. Both the term loan and the revolving credit facility under the original credit agreement were due on June 27, 2011. This agreement was amended and restated in connection with the debt refinancing transaction discussed below.

THE McCLATCHY COMPANY

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(UNAUDITED)

The publicly-traded notes are stated net of unamortized discounts and premiums (totaling to discounts of $78.3 million and $69.4 million as of March 28, 2010 and December 27, 2009 respectively) resulting from recording such assumed liabilities at fair value as of the June 27, 2006 acquisition of Knight Ridder and the issuance of the 11.50% senior secured notes at an original issue discount.

In accounting for the refinancing discussed below, management analyzed the transactions on an individual lender basis in accordance with relevant accounting guidance as it relates to debt modification or extinguishment. The Company recognized $7.5 million in loss on debt refinancing and subsequent debt payments in the first quarter of 2010.

Debt Refinancing:

On January 26, 2010, the Company entered into an amendment to the original credit agreement that became effective on February 11, 2010, immediately prior to the closing of an offering of $875.0 million of senior secured notes. The original credit agreement was amended and restated in its entirety (the “Amended and Restated Credit Agreement”). The Amended and Restated Credit Agreement is a senior secured credit facility which provides for a $131.0 million term loan and a $238.2 million revolving credit facility, including a $100.0 million letter of credit sub-facility, and extended the term of certain of the credit commitments to July 1, 2013. In connection with the Amended and Restated Credit Agreement, certain of the lenders did not extend the maturity of their commitments from the original maturity date of June 27, 2011. Non-extended term loans of $37.6 million will mature on June 27, 2011 as will revolving loan commitments of $42.2 million. The remaining term loans of $93.4 million and revolving loan commitments of $196.0 million under the Amended and Restated Credit Agreement will mature on July 1, 2013.

In connection with the Amended and Restated Credit Agreement, the Company issued new 11.5% Senior Secured Notes due February 15, 2017 (the “2017 Notes”), totaling $875.0 million. The notes are secured by a first-priority lien on certain of McClatchy’s and the subsidiary guarantors’ assets, and rank pari passu with liens granted under McClatchy’s Amended and Restated Credit Agreement. The assets securing the debt are unchanged from the original credit agreement and include intangible assets, inventory, receivables and certain other assets. In addition, the Company completed tender offers for its 7.125% notes due in 2011 and 15.75% senior notes due in 2014, paying $187.3 million in cash for $148.0 million of 2011 notes and $23.9 million of 2014 notes.

Debt under the Amended and Restated Credit Agreement incurs interest at the London Interbank Offered Rate (LIBOR) plus a spread ranging from 425 basis points to 575 basis points or at a base rate plus a spread ranging from 325 basis points to 475 basis points, in each case, based upon the consolidated total leverage ratio (as defined in the Amended and Restated Credit Agreement) and sets a floor on LIBOR for the purposes of interest payments under the Amended and Restated Credit Agreement of no less than 300 basis points. A commitment fee for the unused revolving credit is priced at 50 basis points to 75 basis points, based upon the Company’s consolidated total leverage ratio (as defined in the Amended and Restated Credit Agreement). The Company currently pays interest on borrowings under the Amended and Restated Credit Agreement at a rate of 500 basis points over the 300 basis point LIBOR floor (or 8.0%) and pays 62.5 basis points for commitment fees. Upon the filing of its March 2010 financial covenants the Company will pay interest at 7.25% on outstanding bank debt and a commitment fee of 50 basis points.

The Amended and Restated Credit Agreement contains quarterly financial covenants including requirements that the Company maintain a minimum consolidated interest coverage ratio (as defined in

THE McCLATCHY COMPANY

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(UNAUDITED)

the Amended and Restated Credit Agreement) of 1.50 to 1.00 from the quarter ending in March 2010 through the quarter ending in September 2011; increasing it to 1.60 to 1.00 from the quarter ending in December 2011 through the quarter ending in September 2012; and further increasing to 1.70 to 1.00 thereafter. The Company is required to maintain a maximum consolidated leverage ratio (as defined in the Amended and Restated Credit Agreement) of 6.75 to 1.00 from the quarter ending in March 2010 through the quarter ending December 2010; declining to 6.50 to 1.00 from the quarter ending in March 2011 through the quarter ending in December 2011; to 6.25 to 1.00 from the quarter ending in March 2012 through the quarter ending in December 2012 and declining to 6.00 to 1.00 thereafter. Because of the significance of the Company’s outstanding debt, remaining in compliance with debt covenants is critical to the Company’s operations. If revenue declines continue beyond those currently anticipated, the Company expects to continue to restructure operations and reduce debt to maintain compliance with its covenants. At March 28, 2010, Company was in compliance with all financial debt covenants.

The Amended and Restated Credit Agreement includes requirements for mandatory prepayments of bank debt from certain sources of cash; limitations on cash dividends allowed to be paid at certain leverage levels; and other covenants including limitations on additional debt and the ability to retire public bonds early, amongst other changes.

The 2017 Notes issued in connection with the debt refinancing are governed by an indenture entered into on February 11, 2010 which includes a number of covenants that are applicable to the Company and its restricted subsidiaries. The covenants are subject to a number of important exceptions and qualifications set forth in the indenture for the 2017 Notes. These covenants include, among other things, restrictions on the ability of the Company and its restricted subsidiaries to incur additional debt, make investments and other restricted payments, pay dividends on capital stock, or redeem or repurchase capital stock or subordinated obligations; sell assets or enter into sale/leaseback transactions; create specified liens; create or permit restrictions on the ability of the Company’s restricted subsidiaries to pay dividends or make other distributions to it; engage in certain transactions with affiliates; and consolidate or merge with or into other companies or sell all or substantially all of the Company’s and its subsidiaries’ assets, taken as a whole.

Substantially all of the Company’s subsidiaries have guaranteed the Company’s obligations under the Amended and Restated Credit Agreement and 2017 Notes (“senior secured debt”). The Company has no independent assets and only minor operations outside of the subsidiaries that have guaranteed the senior secured debt, except for land held for sale in Miami valued at $151.0 million. See Note 2 for greater description of this land. The proceeds of the sale of this land are required to be used to pay down term debt under the Company’s Amended and Restated Credit Agreement. The guarantees provided by the guarantor subsidiaries are full and unconditional and joint and several, and any subsidiaries of McClatchy other than the subsidiary guarantors are minor. See Note 7 for greater disclosure of financial data of the subsidiary guarantors.

In addition, the Company has granted a security interest to the banks which are a party to the Amended and Restated Credit Agreement and the trustee under the indenture governing the 2017 Notes that include, but are not limited to, intangible assets, inventory, receivables and certain minority investments as collateral for the debt. The security interest does not include any land, buildings, machinery and equipment (PP&E) and any leasehold interests and improvements with respect to such PP&E, which would be reflected on a consolidated balance sheet of the Company and its subsidiaries, and shares of stock and indebtedness of the subsidiaries of the Company.

At March 28, 2010, the Company had outstanding letters of credit totaling $53.1 million securing estimated obligations stemming from workers’ compensation claims and other contingent claims. The Company had no outstanding revolver loans and had $185.1 million available under its revolving credit facilities under the new Amended and Restated Credit Agreement.

THE McCLATCHY COMPANY

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(UNAUDITED)

The following table presents the approximate annual maturities of debt as of March 28, 2010, based upon the Company’s required payments, for the next five years and thereafter (in thousands):

Year	Payments (1)
2011	$55,847
2012	59
2013	93,451
2014	169,343
2015	—
Thereafter	1,587,056

Debt principal	$1,905,756

(1)	Includes future interest to be paid on $375,000 of 15.75% notes due in 2014.

NOTE 5. EMPLOYEE BENEFITS

The Company sponsors a defined benefit pension plan (retirement plan), which covers a majority of its employees. The retirement plan was frozen in March 2009, as discussed below. Benefits are based on years of service and compensation. Contributions to the retirement plan are made by the Company in amounts deemed necessary to provide the required benefits. No contributions to the Company’s retirement plan were made in fiscal 2009. The Company’s expects to make contributions of approximately $19.0 million to its retirement plan in fiscal 2010.

The Company also has a limited number of supplemental retirement plans to provide key employees with additional retirement benefits which were also frozen in March 2009, as discussed below. These plans are funded on a pay-as-you-go basis and the accrued pension obligation is largely included in other long-term obligations.

In March 2009, the Company implemented a restructuring plan that reduced its work force by approximately 1,650 positions. Through March 29, 2009, the workforce reductions resulted in severance costs of $20.4 million. In connection with the restructuring action, the Company also froze all pension plans as of March 31, 2009. Accordingly, the Company recorded a curtailment gain of $0.7 million in the first fiscal quarter of 2009 related to the plan freezes.

THE McCLATCHY COMPANY

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(UNAUDITED)

The elements of pension costs for continuing operations are as follows (in thousands):

	Three Months Ended
	March 28, 2010	March 29, 2009
Service cost	$1,475	$3,542
Interest cost	23,500	23,319
Expected return on plan assets	(24,050)	(24,226)
Prior service cost amortization	—	19
Actuarial loss	525	29
Curtailment gain	—	(676)

Net pension expense	$1,450	$2,007

The Company also provides for or subsidizes post-retirement healthcare and certain life insurance benefits for employees. The elements of post-retirement benefits for continuing operations are as follows (in thousands):

	Three Months Ended
	March 28, 2010	March 29, 2009
Service cost	$—	$—
Interest cost	400	624
Prior service cost	(250)	(262)
Actuarial gain	(75)	(14)

Net post-retirement expense	$75	$348

The Company has deferred compensation plans (401(k) plans and other savings plans) which enable qualified employees to voluntarily defer compensation. On March 31, 2009, the Company temporarily suspended its matching contribution to the 401(k) plans. The Company’s 401(k) plan includes a Company match (once reinstated) and a supplemental contribution which is tied to Company performance (as defined in the plan). The Company made $2.2 million in matching contributions to the plan in the first fiscal quarter of 2009. No matching contributions were made in the first fiscal quarter of 2010.

NOTE 6. COMMITMENTS AND CONTINGENCIES

Libel and other legal actions arise in the ordinary course of business and certain legal actions are currently pending against the Company. From time to time the Company is involved as a party in various proceedings with government agencies, including environmental matters. Management believes, after reviewing such actions with counsel, that the outcome of pending actions will not have a material adverse effect on the Company’s condensed consolidated financial statements taken as a whole, although no assurances can be given. No material amounts for any losses from litigation which may ultimately occur have been recorded in the consolidated financial statements, as management believes that any such losses are not probable at this time.

THE McCLATCHY COMPANY

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(UNAUDITED)

The Company has certain indemnification obligations related to disposed newspaper operations. In the first quarter of 2010, the Company recorded $6.5 million in income related to a reduction in a reserve for potential indemnification obligations. The obligations are associated with disposed newspapers and the reserve was reduced because the affected newspapers paid the current amounts and have shown the ability to continue to service their obligations. The original charge for this item (recorded in prior quarters) and its reversal has been included in results from discontinued operations.

NOTE 7. FINANCIAL INFORMATION FOR SUBSIDIARY GUARANTORS AND NON-GUARANTORS

Substantially all of the Company’s subsidiaries (“Guarantor Subsidiaries”) have guaranteed the Company’s obligations under the Amended and Restated Credit Agreement and 2017 Notes. Each of the Guarantor Subsidiaries are 100% owned by The McClatchy Company (“Parent”) and the guarantees provided by the Guarantor Subsidiaries are full and conditional and joint and several. The primary asset owned by the Parent is land held for sale in Miami valued at $151 million. See Note 2 for a greater description of this land. The after-tax proceeds of the sale of this land are required to be used to pay down debt under the Company’s Amended and Restated Credit Agreement and are excluded from the requirement to repay the 2017 Notes.

The following tables present condensed consolidating financial information for the Guarantor Subsidiaries, all other subsidiaries (“Non-Guarantor Subsidiaries”) and the Parent. These condensed consolidating financial statements were prepared in accordance with Rule 3-10 of the Securities and Exchange Commission Regulation S-X, “Financial Statements of Guarantors and Issuers of Guaranteed Securities Registered or Being Registered.” The Company accounts for investments in these subsidiaries under the equity method of accounting. The financial statements include eliminations which are primarily related to investments in subsidiaries and intercompany balances and transactions. All cash receipts and payments are at Guarantor Subsidiaries and no cash transactions take place at Non-Guarantor Subsidiaries or at the Parent company, accordingly all activities attributed to the Parent and Non-Guarantor Subsidiaries are of a non-cash nature in the statement of cash flows. Amounts are in thousands:

CONDENSED CONSOLIDATING BALANCE SHEET AS OF MARCH 28, 2010 (UNAUDITED)

	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Parent	Eliminations	Consolidated
CURRENT ASSETS:
Cash and cash equivalents	$7,231				$7,231
Trade receivables, net of allowances	156,699				156,699
Newsprint, ink and other inventories	34,659				34,659
Other current assets	66,532	$351	$4,122		71,005

Total current assets	265,121	351	4,122		269,594
Property, plant and equipment, net	751,820	2			751,822
Identifiable intangibles - net	697,096				697,096
Goodwill	1,006,020				1,006,020
Investments in unconsolidated companies	303,442	1,028	15,955		320,425
Other assets	8,036		189,561		197,597
Investment in and advances to subsidiaries			1,991,513	$(1,991,513)	—

TOTAL ASSETS	$3,031,535	$1,381	$2,201,151	$(1,991,513)	$3,242,554

CURRENT LIABILITIES:
Accounts payable and accrued compensation	$120,278	$728	$5,419		$126,425
Unearned revenue	82,365				82,365
Other accrued liabilities	16,232	(9)	25,733		41,956

Total current liabilities	218,875	719	31,152		250,746
Long-term debt			1,827,485		1,827,485
Pension and postretirement obligations	603,073				603,073
Other long-term obligations	218,607	129	169,003		387,739

Total Liabilities	1,040,555	848	2,027,640		3,069,043
CAPITAL STRUCTURE	1,990,980	533	173,511	$(1,991,513)	173,511

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$3,031,535	$1,381	$2,201,151	$(1,991,513)	$3,242,554

CONDENSED CONSOLIDATING BALANCE SHEET AS OF DECEMBER 27, 2009 (UNAUDITED)

	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Parent	Eliminations	Consolidated
CURRENT ASSETS:
Cash and cash equivalents	$6,157				$6,157
Trade receivables, net of allowances	205,840				205,840
Newsprint, ink and other inventories	36,374				36,374
Other current assets	70,054	$440	$2,376		72,870

Total current assets	318,425	440	2,376		321,241
Property, plant and equipment, net	767,577	3			767,580
Identifiable intangibles - net	711,758				711,758
Goodwill	1,006,020				1,006,020
Investments in unconsolidated companies	304,838	1,106	16,165		322,109
Other assets	7,634		166,557		174,191
Investment in and advances to subsidiaries			2,062,951	$(2,062,951)	—

TOTAL ASSETS	$3,116,252	$1,549	$2,248,049	$(2,062,951)	$3,302,899

CURRENT LIABILITIES:
Accounts payable and accrued compensation	$126,870	$904	$5,435		$133,209
Unearned revenue	78,908				78,908
Other accrued liabilities	27,236	28	23,829		51,093

Total current liabilities	233,014	932	29,264		263,210
Long-term debt			1,896,436		1,896,436
Pension and postretirement obligations	604,701				604,701
Other long-term obligations	215,928	275	152,160		368,363

Total Liabilities	1,053,643	1,207	2,077,860		3,132,710
CAPITAL STRUCTURE	2,062,609	342	170,189	$(2,062,951)	170,189

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$3,116,252	$1,549	$2,248,049	$(2,062,951)	$3,302,899

CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS

FOR THE THREE MONTHS ENDED MARCH 28, 2010 (UNAUDITED)

	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Parent	Eliminations	Consolidated
REVENUES - NET:
Advertising	$252,921				$252,921
Circulation	69,686				69,686
Other	12,803	$155			12,958

Total revenues - net	335,410	155			335,565
OPERATING EXPENSES:
Compensation	137,600	36			137,636
Newsprint and supplements	32,312				32,312
Depreciation and amortization	31,818	—			31,818
Other operating expenses	86,743	22	$443		87,208

Total operating expenses	288,473	58	443		288,974

OPERATING INCOME (LOSS)	46,937	97	(443)		46,591
NON-OPERATING (EXPENSES) INCOME:
Interest expense	(520)		(40,247)		(40,767)
Loss on debt extinguishment			(7,492)		(7,492)
Intercompany (charges) credits	(31,833)	3,379	28,454		—
Other - net	(742)	(92)	(84)		(918)

INCOME (LOSS) FROM CONTINUING OPERATIONS BEFORE INCOME TAXES	13,842	3,384	(19,812)		(2,586)
INCOME TAX PROVISION (BENEFIT)	5,260	1,387	(7,275)		(628)

INCOME (LOSS) FROM CONTINUING OPERATIONS	8,582	1,997	(12,537)		(1,958)
EQUITY INCOME FROM SUBSIDIARIES			10,579	$(10,579)	—
INCOME FROM DISCONTINUED OPERATIONS, NET OF INCOME TAXES			4,161		4,161

NET INCOME (LOSS)	$8,582	$1,997	$2,203	$(10,579)	$2,203

CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS

FOR THE THREE MONTHS ENDED MARCH 29, 2009 (UNAUDITED)

	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Parent	Eliminations	Consolidated
REVENUES - NET:
Advertising	$284,689				$284,689
Circulation	68,480				68,480
Other	12,308	$148			12,456

Total revenues - net	365,477	148			365,625
OPERATING EXPENSES:
Compensation	183,270	38			183,308
Newsprint and supplements	54,376				54,376
Depreciation and amortization	34,377				34,377
Other operating expenses	103,916	24	$486		104,426

Total operating expenses	375,939	62	486		376,487

OPERATING INCOME (LOSS)	(10,462)	86	(486)		(10,862)
NON-OPERATING (EXPENSES) INCOME:
Interest expense	(964)		(32,957)		(33,921)
Intercompany (charges) credits	(33,179)	3,380	29,799		—
Other - net	(2,922)	33	(311)		(3,200)

INCOME (LOSS) FROM CONTINUING OPERATIONS BEFORE INCOME TAXES	(47,527)	3,499	(3,955)		(47,983)
INCOME TAX PROVISION (BENEFIT)	(10,242)	1,435	(1,452)		(10,259)

INCOME (LOSS) FROM CONTINUING OPERATIONS	(37,285)	2,064	(2,503)		(37,724)
EQUITY LOSS FROM SUBSIDIARIES			(35,221)	$35,221	—
INCOME FROM DISCONTINUED OPERATIONS, NET OF INCOME TAXES			209		209

NET INCOME (LOSS)	$(37,285)	$2,064	$(37,515)	$35,221	$(37,515)

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

FOR THE THREE MONTHS ENDED MARCH 28, 2010 (UNAUDITED)

	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Parent	Consolidated
CASH PROVIDED OPERATING ACTIVITIES	$94,634	$—	$—	$94,634

CASH PROVIDED BY INVESTING ACTIVITIES	6,476			6,476

CASH FLOWS FROM FINANCING ACTIVITIES:

Proceeds from issuance of notes	864,710			864,710

Net repayments of revolving bank debt	(330,700)			(330,700)

Repayment of term bank debt	(415,765)			(415,765)

Repurchase of public notes	(187,339)			(187,339)

Payment of refinancing costs	(31,127)			(31,127)
Other-net	185			185

Net cash used in financing activities	(100,036)			(100,036)

NET CHANGE IN CASH	1,074			1,074

CASH AT BEGINNING OF YEAR	6,157			6,157

CASH AT END OF PERIOD	$7,231	$—	$—	$7,231

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

FOR THE THREE MONTHS ENDED MARCH 29, 2009 (UNAUDITED)

	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Parent	Consolidated
CASH PROVIDED BY OPERATING ACTIVITIES	$20,966	$—	$—	$20,966

CASH PROVIDED BY INVESTING ACTIVITIES	3,363			3,363

CASH PROVIDED BY FINANCING ACTIVITIES	7,291			7,291

NET CHANGE IN CASH	31,620			31,620

CASH AT BEGINNING OF YEAR	4,998			4,998

CASH AT END OF PERIOD	$36,618	$—	$—	$36,618

$875,000,000

Offer To Exchange

11.50% Senior Secured Notes due 2017

Registered under the Securities Act

for

All Outstanding 11.50% Senior Secured Notes due 2017

of

The McClatchy Company

Each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for original notes where such original notes were acquired as a result of market-making activities or other trading activities. We have agreed that, for a period of up to 180 days after consummation of this exchange offer, we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale. In addition, until November 28, 2010, all dealers effecting transactions in the exchange notes may be required to deliver a prospectus.